Exhibit 99.1
IFRS FINANCIAL REPORTS 2008
SAP GROUP
THE BEST-RUN BUSINESSES RUN SAPTM

FINANCIAL SUMMARY
FACTS AND FIGURES
SAP Share in Comparison with the DAX 30®, the Dow Jones EURO STOXX 50® and the S&P North Software-Software Index January 1, 2008 to February 28, 2009 | percent

Core Enterprise Applications Vendor Share 1)	Revenue Breakdown by Type of Activity (IFRS)

1)   Based on worldwide software and software-related services
revenues on a rolling four-quarter basis,
for Microsoft and Oracle business solutions only
SAP Annual Report 2008

Total Revenue	Software and Software-Related Service Revenue

Operating Profit	Operating Margin

Revenue Breakdown by Sales Destination (IFRS)	Profit After Income Taxes (IFRS)/Net Income (U.S. GAAP)

Financial Summary

CONTENTS

To our Shareholders

002	Letter to the Shareholders

003	Executive Board

Transparency and Integrity

005	Investor Relations

010	Sustainability

013	Corporate Social Responsibility

016	Corporate Governance Report

024	Report of the Supervisory Board

035	Compensation Report

054	Declaration of the Executive Board

055	Independent Auditor’s Report

Review of Operations

058	The SAP Group of Companies

066	Financial Measures

074	Economic Conditions

076	Business at SAP

083	Income

089	Finances

091	Assets

092	End of Year Financial Situation

093	Employees

096	Research and Development

102	Corporate Governance

103	Information Concerning Takeovers

105	Risk Factors and Risk Management

116	Business in the New Year

116	Outlook

Financial Statements

123	Consolidated Financial Statements IFRS

217	Consolidated Financial Statements U.S . GAAP – Short Version

220	Financial Statement of SAP AG (HGB) – Short Version

Additional Information

223	Five-Year Summary

225	Glossary

232	Addresses

232	Publications for Shareholders

233	Publication Details

234	Financial Calendar

001

LETTER TO THE SHAREHOLDERS
INNOVATION STARTS WITH AN IDEA
Dear shareholders, customers, partners, and colleagues
A substantial part of the global economy now runs on SAP software. More than 82,000 companies and organizations of all sizes trust our innovative products and services — in every sector of industry and every region of the world. We are quite proud of that. This strong global presence, together with a well-diversified customer base, often makes us more resilient in times of crises in individual industries or regions. However, we are not immune to the current economic crisis, which is global in scale. Half way through September, business fell off sharply and unforeseeably. Thereafter, for the remainder of the year, we were unable to match the extraordinary growth we reported in the first-half of the year. Nonetheless, over the full year of 2008, we achieved 20% more revenue from software and software-related services compared to the year before on a non-GAAP, constant-currency basis. Our market share grew 4.4 percentage points, of which 0.9 percentage points were from organic growth, while the acquisition of Business Objects accounted for 3.5 percentage points.
The stringent cost-containment measures we initiated in October was the right action to take. Without compromising the delivery of services and promised new products to our customers, we saved around € 220 million of costs in the final quarter, leading to a one percentage point increase in our non-GAAP operating margin for 2008. Such agility in a company of our size was well received by investors, and SAP stock outperformed the major benchmark indexes in 2008.
However, the economic crisis has worsened and uncertainty has spread. Therefore, we must further reduce our costs. One area we must address is payroll, and by the end of 2009 we will reduce the number of people we employ worldwide by around 3,000 without replacing employees who leave. This is a modest cut, considering we created 14,000 new jobs in the past five years alone, not counting our Business Objects people. We recognize that it is our committed and innovative workforce that drives our success, and we remain steadfast in maintaining SAP’s status as a great place to work.
SAP is well positioned to successfully handle a sustained economic crisis. We have doubled our addressable market since 2005, we are on track to pass 100,000 customers in 2010, and by then new products should be generating more than half of our license revenue. We have also continuously improved our market lead in the small business and midsize company segment. The investments of recent years are proving their worth. We have successfully transferred our portfolio to a service-oriented architecture (SOA) and continued to expand our offering - including those from the recently acquired Business Objects. With SOA, our customers can flexibly adapt their business processes and business models, including those that involve other organizations; and with SAP BusinessObjects solutions, customers have the best real-time tools to analyze all of their relevant business information — more insight for better informed decisions, more flexibility to implement those decisions quickly and, of course, the most efficient processes achievable. We offer our customers the strategic agility they need to weather the current storm and to start growing again.
002     SAP Annual Report 2008

Our own long term growth prospects critically depend on our ability to innovate. Here are three topical examples: One, SAP Business Suite 7, launched in February 2009, represents a new milestone in the development of business software. Two, SAP Business ByDesign will open up a whole new midmarket segment for us, but first we are concentrating on making the new business model for it more profitable. And last but not least, SAP Enterprise Support, our new support offering, represents a radical innovation. These support services are unrivaled in the marketplace, and very competitively priced.
We will be offering more solutions to support sustainability in the coming years. Growing concerns about social and ecological issues and the global tide of regulation create great opportunities for SAP. We intend to lead the market in the field of sustainability, and one way to demonstrate our commitment is to set an example by establishing our own company-wide sustainability practices at SAP.
Sustainable success in business has always been a key focus for SAP. One aspect has been our culture of smooth management transition. The two of us have worked together for many years, and now it is our pleasure to continue that tradition. On behalf of the Executive Board, we both thank you for continuing to invest your trust in SAP.

I leave you with my warmest regards	I welcome you with equally warm regards
Sincerely,	Sincerely,

Henning Kagermann	Léo Apotheker
Chief Executive Officer	Chief Executive Officer
SAP AG	SAP AG
Letter to the Shareholders     003

In 2006, Channel 4 launched its latest innovation: 4 on Demand (4oD). The London-based television network’s first video-on-demand service, 4oD offers customers the chance to catch up on TV shows for free up to seven days after transmission, as well as the option to rent or buy archived shows or films.
The offering has to be carefully monitored to ensure that content is of a high quality and delivered on time in order for Channel 4 to meet the varying Service Level Agreements (SLAs) with its infrastructure partners to avoid incurring the hefty fines associated with missing SLA deadlines. Channel 4 also wished to reduce costs associated with outsourcing Business Intelligence (B I) by bringing this strategically important business area in-house.
To meet these needs, Channel 4 leveraged its existing SAP BusinessObjects Data Integrator software to analyze and monitor the efficiency of the 4oD content creation process. Channel 4 had initially deployed the software in 2002 when switching to a new airtime sales system to support advertising sales in real-time. This history of successful deployments within ad sales led to management’s decision to expand its relationship with SAP, eventually deploying SAP solutions within 4oD. The high functionality and performance of SAP’s products and services together with Channel 4’s corporate commitment to investing in one BI vendor across the enterprise also factored into the company’s decision to go with SAP.
Working closely with SAP consultants, Channel 4 managed to complete its updated IT system within just 20 weeks. The software has delivered many benefits. Timely process monitoring and alerts provide Channel 4 with a detailed insight into 4oD data quality, ensuring that quality problems are addressed early. The reports are available over the Intranet using SAP BusinessObjects Web Intelligence software. Channel 4 now has rapid insight into the volume of content created and can see if it is being delivered in line with partner-specific SLAs. In-depth content analysis further provides Channel 4 with useful data about end-user programming and purchasing habits, helping the network to respond quickly to changes in demand and grow the business accordingly.
Thanks to Channel 4’s relationship with SAP, 4oD has gone from being an experiment to providing a core revenue stream. “We see lots of potential for growth. We’re confident that SAP BusinessObjects software will scale to support 4oD growth and meet the changing BI needs of our business,” says John Telford, 4oD Project Manager.
004     Innovation starts with an Idea.

INVESTOR RELATIONS
OPEN, TRANSPARENT COMMUNICATION
Our dialog with investors focused on our strategy, on our solutions and SAP Enterprise Support. SAP stock outperformed all of the international benchmark stock indexes. In this way, the financial markets acknowledged the speed with which we integrated Business Objects.
FINANCIAL CRISIS AND STEEP FALLS ON THE MARKETS
On the exchanges, 2008 was one of the bleakest years in history. Under the weight of the financial crisis and fears of recession, stock values fell more steeply than at any time since 1974. In the course of 2008, the total market capitalization of all companies in the world declined almost US$ 30,000 billion. The losses began in the United States in the summer of 2007 with the subprime mortgage crisis, which affected many financial institutions and brought insolvency to some of the leading firms.
The subprime crisis started a chain reaction that accelerated to engulf a great many participants on the financial markets. Several hedge funds had to be liquidated in the United States, and in mid-March Bear Stearns, until then one of the most prestigious investment banks, had to be saved from collapse with funds from its competitor JPMorgan Chase and from the Federal Reserve System. Soon after, Bear Stearns was taken over by JPMorgan Chase. In mid-August, the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), which between them had issued or guaranteed some US$ 5,300 billion of mortgage debt, or nearly one-half of all mortgages in the United States, came under financial pressure. These developments led to major corrections to the prices of virtually all financial assets, regardless of their actual risk-return profile. It was not until the U.S. Government announced in September 2008, that it would take the two institutions, and the associated risks, into public ownership, that calm briefly returned to the markets. At this point, the stock exchanges had retreated since the beginning of the year, but losses were still relatively benign, averaging 15 % to 20%.
Halfway through September, the fourth-largest investment bank in the United States, Lehman Brothers, filed for bankruptcy protection after unsuccessful rescue attempts, leading to a general global collapse of stock-exchange prices. This severely damaged confidence on the markets; notably, the interbank market came to a standstill worldwide. The key stock indexes declined more than 20% in the space of a few days. Only generously scaled state bailout programs offered any hope of relief for the financial markets. For example, the United States established a rescue fund of US$ 700 billion to stabilize the financial sector. Heads of government from the 15 countries of the euro area and the United Kingdom also agreed to make billions available to contain the crisis. Together, the measures that have been agreed across the world constitute the biggest rescue package in economic history. However, they did not prevent the financial crisis from inflicting ever deeper wounds on the “real” economy. Massive declines in product sales led companies to considerably down-scale capacity, first in the United States, then in Europe and Japan. The situation was made worse by steeply increasing exchange rate volatility.
SAP Annual Report 2008     005

Such turbulence gave stock prices no chance to recover. For example, the Dow Jones Industrial Average closed at 8,776 on December 31, 2008, a fall of almost 34 % over the year, and the S&P 500, with its broader component base, declined 38%. The S&P North Software-Software Index (which is the successor of the GSTI Software index) declined approximately 38%. The DAX, which is the benchmark German stock index, fell about 40 % over the year; EURO STOXX 50, an index of 50 blue-chip stocks in the euro area, fell almost 45%. In 2008, the benchmark indexes on all European stock exchanges registered the worst losses in six years. In Japan, the Nikkei index also performed poorly. It fell more than 42 % over the year, the sharpest decline in its 58-year history.
MARKET SENTIMENT AFFECTS SAP STOCK
Despite the turbulence on the markets, SAP stock fared well in the first three quarters of 2008. It started the year at € 35.53, kept ahead of the DAX for a while, left the DAX behind from the beginning of May on positive news, and rose to € 39.93 by September 19 while the DAX retreated continuously. The alacrity, with which SAP integrated Business Objects into our operations, and the fact that it already made a significant contribution to our revenue, impressed the market. Business Objects is the French software manufacturer we acquired in 2008. At the beginning of October, we announced preliminary third-quarter figures that were well below our own expectations and those of the market. As prices on all stock exchanges slumped, our stock fell more than one-third in value to € 24.97 within 14 days’ trading. It bottomed for the year on October 28, 2008 at € 23.45. Buffeted by market ructions, SAP stock drifted in the fourth quarter to end the year at € 25.24. Over the full year, it fell 29% - thus performing better than any of the key indexes. The average number of SAP shares traded per day in 2008 was just short of nine million, some 5 % fewer than in 2007.
Key Facts About SAP Stock / SAP ADRs

Listings
Germany	Berlin-Bremen, Frankfurt, Stuttgart
USA (ADR)	New York Stock Exchange
IDs and symbols
WKN/ISIN	716460 / DE0007164600
NYSE (ADR)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Quotron	SAGR.EU.
SAP is a component of several indexes	Weighting on December 31, 2008 in %
DAX 30	4.98%
Prime All Share	4.16%
CDAX	4.15%
HDAX	4.37%
Dow Jones Stoxx 50®	1.13%
Dow Jones Euro Stoxx 50®	1.72%
006     Investor Relations

Price movements of SAP stock were closely paralleled by those of SAP American depositary receipts (ADRs) on the New York Stock Exchange. The price of the ADRs depends largely on the price of the underlying SAP stock and on the euro-to-dollar exchange rate. The ADRs stood at US$ 51.05 at the end of 2007 and at US$ 36.22 one year later. Like the SAP stock, the ADRs thus fell 29% over the year. The U.S. dollar gained approximately 4 % against the euro during the year, but this was offset by the slightly greater than usual arbitrageable difference between the highly volatile markets.
UNCHANGED DIVIDEND RECOMMENDED
SAP has paid a dividend every year since the stock was floated in 1988. At the Annual General Meeting of Shareholders, the Executive Board and the Supervisory Board will recommend that a dividend for the 2008 fiscal year of € 0.50 per share be paid again. The total distributed dividend would be € 594 million. The dividend payout ratio (which here means total distributed dividend as a percentage of net income) would be 32%, slightly higher than the previous year.
BUY-BACK INITIATIVE CONTINUES
In the course of 2008, we bought back 14.6 million shares for treasury at an average price of € 33.34 (total cost € 486.8 million). For more information, see the section titled Notes to Consolidated Financial Statements.
CAPITAL STOCK REDUCED AGAIN
The Executive Board resolved on September 3, 2008, to reduce SAP’s capital stock from € 1,246,683,912 (represented by 1,246,683,912 no-par shares each with an attributable value of €1 in relation to the capital stock) to €1,225,683,912 (represented by 1,225,683,912 no-par shares each with an attributable value of € 1 in relation to the capital stock). The decrease was achieved by canceling 21,000,000 treasury shares, corresponding to some 1,68% of the capital stock before this measure. We also cancelled 23,000,000 treasury shares in 2007.
FREE FLOAT INCREASES AGAIN
The proportion of our shares in free float increased again slighly in 2008. Applying the definition accepted on the Frankfurt Stock Exchange, which excludes treasury stock in the free float, the free float stood at 68.2% (2007: 67,3%) on February 28, 2009. Only 28.7% (2007: 28.8%) were still under the control of the three founders and their trusts and holding companies. U.S. institutions and individuals remained the next largest group of shareholders, holding around 25.0 % of our shares. Continental European investors outside Germany held about 10.3%, followed by institutions in the UK and Ireland, which held approximately 9.8%. Institutions in Germany held 7.5 % and identified investors from the rest of the world held 2.1 % at the close of the year. Individual or unidentifiable shareholders held 13.5%. SAP held 3.1 % of the stock in treasury.
SAP Annual Report 2008     007

Return on SAP Common Stock, WKN 716460; ISIN DE0007164600
Initial investment €10,000

Date of investment	Dec. 31, 1998	Dec. 31, 2003	Dec. 31, 2007
Period of investment	10 years	5 years	1 year
Value (€) at close of 20081)	8,976	7,976	7,205
Average annual return (%)	- 1.1%	- 4.4%	- 27.9%
Performance comparators (%)
DAX 30 Performance – total return index	- 0.4%	3.9%	- 40.4%
REX General Bond – total return index	4.7%	4.7%	10.1%
S&P 500 Composite – total return index	- 3.0%	- 4.1%	- 33.7%
S&P North Software-Software Index – price index	- 6.8%	- 4.7%	- 35.0%
Return on SAP ADRs, 803054204 (CUSIP)
Initial investment US$10,000

Date of investment	Dec. 31, 1998	Dec. 31, 2003	Dec. 31, 2007
Period of investment	10 years	5 years	1 year
Value (US$) at close of 20081)	10,612	9,065	7,174
Average annual return (%)	0.6%	- 1.9%	- 28.3%
Performance comparators (%)
S&P 500 Composite – total return index	- 1.4%	- 2.2%	- 37.0%

1)	Assuming all dividends were reinvested

Source: Datastream
EMPLOYEES PROFIT FROM SUCCESS
As in previous years, our employees and managers profited from our business success. For more information about our stock award programs, see the section titled Notes to Consolidated Financial Statements.
IMPROVED COMMUNICATION WITH INVESTORS
We always set ourselves the highest objectives for transparency and openness in our continuous dialogue with our shareholders. In more than 450 one-on-one meetings held at SAP, during investor road shows worldwide, and at investor events, we answered institutional investors’ and analysts’ inquiries about our business. We also held telephone conferences and analyst meetings when we published quarterly results. Investor presentations at the SAPPHIRE conferences in Orlando, Florida, in the United States, and Berlin, Germany, as well as an SAP Investor Days in Walldorf, Germany, and in Palo Alto, California and Newtown Square, Pennsylvania, both in the United States, were other key elements of our communication with the financial markets. We also co-hosted an Investor Day with our customer BASF at the BASF group headquarters in Ludwigshafen, Germany. The focuses of these events were our strategy, on the midmarket segment, SAP Enterprise Support services, business intelligence (especially in relation to our acquisition of Business Objects), and our solutions for governance, risk, and compliance.
008     Investor Relations

IMPROVED SERVICE FOR INDIVIDUAL INVESTORS
Providing a full service for retail investors is a priority for SAP. We therefore broadcast all key events at which members of our Executive Board present news about SAP to finan-cial analysts and institutional investors live on the Internet and publish the presentation materials. We are also continuously adding to the wealth of information on our site about SAP and SAP stock. For example, beginning in 2008 we have been publishing an overview of analysts’ current assessments in collaboration with VARA Research.
The quarterly SAP INVESTOR magazine is one of the cornerstones of SAP’s service for individual investors. Others are the monthly e-mail newsletter, the shareholder hotline, and the e-mail contact at investor@sap.com. Our investor relations team presented information at stock exchanges and at shareholder conventions in Germany and, for example, at The World Money Show in Orlando, Florida, the Better Investing National Convention in Framingham, Massachusetts, and InvestEd in Charlotte, North Carolina in the United States. In addition to the increase in service at investor conventions for U.S. private investors, we also spoke with more consultants from financial service providers of all sizes and held quarterly “squawk box” telephone conferences for individual investor advisors.
Cash Earnings According to DVFA/SG

€ millions	2008	2007
Profit after taxes	1,848	1,908
Depreciation and amortization	553	272
Depreciation and amortization reversals	0	-2
Change in long term reserves and accrued liabilities	77	-23
Change in deferred taxes	-91	8
Other material non-cash expenses and income	26	-1
Cash earnings according to DVFA/SG	2,413	2,162
Cash earnings per share according to DVFA/SG in €	1.91	1.74
SAP Annual Report 2008     009

SUSTAINABILITY
CUSTOMER SOLUTIONS AND INTERNAL OPERATIONS
As one of the market leaders in business software, with more than 82,000 customers in over 120 countries, SAP is in a unique position to help businesses in all industries operate in a more sustainable way.
In 2008, SAP focused on researching the needs and expectations of its stakeholders, resulting in the development of a holistic approach to sustainability that combines both an increased focus on the development of sustainability solutions for its customers and on sustainable operations internally. Looking forward, this approach will allow SAP to better address relevant economic, social and environmental opportunities and risks in order to better meet our business objectives, enhance our reputation, and comply with regulatory requirements.
SUSTAINABILITY SOLUTIONS FOR CUSTOMERS
For over 35 years SAP has provided customers with solutions that address sustainability- elated issues, such as compliance and supply-chain efficiencies. We are already recognized as the only ERP provider who has an integrated Environment, Health and Safety (EH&S) offering, and have been in the market with an EHS solution since 1995.
While SAP — like the rest of the software industry — still has more to learn about this topic, we have a significant track record of business process excellence, existing sustainability solutions and an aggressive plan to expand our sustainability offerings. Thus SAP is well positioned to help transform businesses across a variety of industries and drive higher efficiencies, lower emissions and more social business practices. We aspire to be the market leader in automated sustainable business practices. Unlike other providers, SAP provides integrated sustainability solutions, has a history of co-innovating with customers to address specific challenges, and is a stable, viable, long-term partner.
SAP solutions help companies across the globe manage resources efficiently and responsibly by optimizing and transforming their business processes. Part of our mission is to enable businesses to implement their sustainability strategies by using information technology, thereby contributing to economic development on a grand scale.
▪	SAP EHS Management brings together four previous products (SAP Environment Health & Safety, SAP Environmental Compliance, SAP REACH Compliance and Technidata Compliance for Products). It solves a number of customer sustainability issues, including:
–	People Health & Safety supports the management of health and safety, industrial hygiene, and occupational health processes as well as compliance for product safety, hazardous substances, dangerous goods, and waste management.
010     Sustainability

–	Emissions Management helps to ensure compliance with environmental laws and policies as well as reduce associated costs, efforts, and risks on plant and corporate levels.

–	Product Safety & Stewardship helps to conform with product and material compliance regulations for all industries and secure the right to market products. Especially for 2009, REACH (Registration, Evaluation, and Authorization of Chemicals) compliance is a new EU regulation on chemicals. The first reporting deadline is November 2010. For 2009, the REACH compliance functionality is separately priced to specifically address customers’ urgent requirements to get this reporting into place.
▪	Sustainability Performance Management: SAP BusinessObjects Xcelsius Enterprise software allows customers to flexibly and easily set up dashboards to enable easy access to performance and metric information. Coupled with SAP BusinessObjects Strategy Management application, it allows organizations to define and cascade goals and initiatives for improvement and tie them to sustainability key performance indicators (KPIs). The combination of SAP BusinessObjects Xcelsius Enterprise, SAP BusinessObjects Strategy Management and the SAP BusinessObjects Risk Management application together support a Sustainability Performance Management business process.

▪	SAP Energy Data Management provides utilities the means to manage energy profiles, offer real-time pricing and complex billing, and optimize energy settlements in the goal to improve energy efficiencies. This product enables a “smart metering” capability between a utility and its customers.

▪	SAP Recycling Administration helps to ensure compliance with worldwide recycling legislation for packaging, batteries, and waste electrical and electronic equipment (WEEE). Because SAP applications are integrated, they can break down barriers to efficiency across different regulations and mandates. These applications reach into existing SAP and non-SAP software to embed compliance functions across the enterprise and beyond, giving businesses the real-time visibility they need to ensure effective business operations and corporate accountability.

▪	SAP Supply Chain Management helps companies plan and design their supply chains, consolidate orders and optimize shipments, thus reducing CO2 emissions and overall energy consumption.
SAP Annual Report 2008     011

CORPORATE SUSTAINABILITY EFFORTS
First Sustainability Report Published
In 2008, we released our first sustainability report, which highlights our products and servic -es that help enable more sustainable operations for our customers as well as the key measures of SAP’s corporate social, environmental and governance performance. The SAP Sustainability Report 2007/2008 was an important step in the company’s ongoing transparent dialogue with stakeholders regarding how SAP can best perform as a company, build software solutions that promote sustainable operations at customers and play a leading role in the public policy debate.
Employing Web 2.0 Tools to Encourage Sustainability Collaboration
Based on our successful working model of collaboration and co-innovation — and acknowledgment that the topic of sustainability demands both transparency and stakeholder engagement — SAP issued an open call for dialogue to coincide with the launch of its first sustainability report. The objective was to engage with relevant stakeholders to help define the company’s top corporate sustainability issues, as well as product and service solutions. Using Web 2.0 tools, we continue to foster an exchange with these key stakeholders to challenge and guide SAP’s approach to sustainability on an ongoing basis. Interested parties can log on to the SAP Collaboration Workspace to share their views regarding SAP’s sustainability efforts. They can also secure feedback directly from SAP and interact with other like-minded stakeholders. There is also a possibility to participate in an online sustainability stakeholder survey at the same web address.
012     Sustainability

CORPORATE SOCIAL RESPONSIBILITY
SUPPORTING OUR SUSTAINABILITY STRATEGY
Sustainability is not a new topic for SAP. In fact, our commitment to sustainability driven by our Corporate Social Responsibility team has been recognized by leading socially responsible investment indices for a number of years.
For the second consecutive year, in 2008 SAP maintained its leadership position in the Dow Jones Sustainability Index (DJSI) for the software sector, a sub-segment of the technology super sector. We received highest industry ratings for Risk and Crisis Management, Innovation Management and Talent Attraction. Since its launch in 1999, the DJSI has become the leading benchmark to track the financial performance of the top 10 percent of companies from 57 industries worldwide.
In addition, SAP further maintained its position in the FTSE4Good index in 2008. The FTSE4Good Index Series has been designed to measure the performance of companies that meet globally recognized corporate responsibility standards, and to facilitate investment in those companies.
SAP was also named to the Global Challenges Index for the second consecutive year. In 2007, the Hanover Stock Exchange and Oekom Research, an independent sustainability rating agency, introduced the Global Challenges Index to the financial market in order to provide a tangible definition of sustainability for investors. The index is based on how companies address social and environmental challenges and is drawn from a universe of 900 companies worldwide. SAP continues to be one of only 50 companies selected for inclusion; a recognition of our transparency and anti-corruption efforts.
SAP’s inclusion in the Low Carbon 100 Europe Index recognizes our environmental performance. The index was developed by NYSE Euronext in collaboration with recognized international experts and non-governmental organizations such as Agrisud, GoodPlanet.org, and the WWF. The index is based on the performance of Europe’s 100 largest companies that have the lowest carbon dioxide emissions in their respective sector.
In addition, SAP was ranked in the annual Global 100 list of the most sustainable large corporations in the world by Corporate Knights Inc. and Innovest Strategic Value Advisors in 2008.
SAP Annual Report 2008     013

ONGOING EFFORTS RELATED TO EDUCATION, TRANSPARENCY AND GOVERNANCE
SAP has a long history of driving initiatives that aim to improve education, transparency and governance by working with customers, educational institutions, NGOs and government organizations around the world. In 2008, the company continued its commitment to the UN Global Compact and Transparency International (TI) as a corporate member of the German chapter, of the Global Corporations for Transparency Initiative, and of the Steering Group on Business Principles.
In the area of education, the SAP University Alliances program continues to provide software licenses, curriculum materials, training workshops, and academic-oriented events to higher education academia in order to directly support colleges and universities in developing the business and IT talent required for today’s 21st century workforce. SAP currently donates license access to its full range of software products for real-life, hands-on classroom experiences for students in undergraduate and graduate degree programs at over 900 well-renowned colleges and universities worldwide. In 2008, our program continued to expand into markets such as sub-Saharan Africa, the Middle East, Ukraine, Southeast Asia, the Philippines, the People’s Republic of China, and South America.
Record attendance of more than 700 professors and lecturers from a majority of member institutions was recorded at the SAP University Alliances Academic Conferences held in Atlanta, Georgia, USA; in Walldorf, Germany; and also in Bangkok, Thailand in 2008. These events served as a platform for academic collaboration through interactive activities such as guest presentations, podium discussions, breakout sessions, and focused workshops. Insightful keynote speeches at the Walldorf event by Naledi Pandor, South African Secretary of Education, and Hasso Plattner, SAP co-founder and Chairman of the Supervisory Board, were highlights of the 2008 events.
In addition to the University Alliances program, SAP supports the Foundation for Lindau No-bel Prize Winners Meetings, responsible for organizing the annual Lindau Nobel Laureate Meetings. This is a globally recognized forum for the transfer of knowledge between generations of scientists, who reflect current scientific topics and present relevant fields of research of the future. It inspires and motivates Nobel Laureates as well as international top talent to engage in an ongoing dialogue on existing challenges in today’s world. We support this effort because SAP’s success relies upon the ability to attract the very best talent with the result that our employees help create value and foster innovation for the benefit of our customers and for our own organization. In this drive for extraordinary innovation, we recognize the importance of nurturing highly talented people across the globe — and to help them make a difference in the world.
014     Corporate Social Responsibility

CORPORATE CITIZENSHIP
Through volunteering, our employees have the opportunity to develop their technical and leadership skills while giving back to the community. SAP supports skilled volunteerism, allowing employees to assist not-for-profits by lending their expertise. This approach will be further expanded in 2009 with a comprehensive Talent and Technology Program that marries product donations with technically skilled volunteers.
Employee engagement is multi-faceted at SAP and our corporate citizenship programs are developed to encourage a high level of employee involvement. Employees are encouraged to participate in volunteer activities in their communities and Volunteerism is also used extensively for team building.
▪	In the Americas, SAP employees annually organize local community volunteer activities in their October Month of Service. In 2008 participation rates soared with 50 % US, 61 % Canadian and 53 % of the employees in Latin America out in their local communities.

▪	In Europe, the SAPlings volunteer initiatives engage employees in 10 locations and the SAPPORT volunteer program in APJ is active in seven countries.

▪	Employees share volunteer experiences with partners in the ecosystem and our customers.

▪	Volunteerism is also used extensively for team building.
SAP’s signature corporate citizenship global program is First Lego League. This employee volunteering program is aimed at motivating younger students’ early interest in science, technology, and mathematics. Each year, SAP employees mentor local teams for the First Lego League robotics competition. Since its inception in 2005, the program has grown from 85 SAP teams to more than 140 SAP teams from 21 nations in 2008.
Employees are also involved in corporate giving through local grant teams in major centers and company match programs. The major donations provide support in the areas of education and governance and transparency. With the acquisition of Business Objects in 2008, SAP additionally donates award winning technology to not-for-profit organizations.
▪	Through partnership with Compumentor, over 900 organizations received Business Objects software with a retail value of just over US$ 500,000.

▪	In partnership with other innovative social enterprises, dashboard reporting solutions have been designed to assist organizations in demonstrating their value.
SAP Annual Report 2008     015

CORPORATE GOVERNANCE REPORT
RESPONSIBLE GOVERNANCE
In their work, the Supervisory Board and Executive Board of SAP AG attach great importance to good corporate governance.
Corporate governance is the application of international and national values and principles for good, responsible management to the activities of a company’s executive and supervisory bodies and its employees. It is not a system of rigid rules and regulations. Rather, it is a process in which values and principles constantly evolve in line with changing requirements.
CORPORATE GOVERNANCE AT SAP
SAP provides its shareholders with detailed information about its implementation of the recommendations and suggestions in the German Corporate Governance Code (“Code”) by publishing an annual declaration of implementation of the Code, as required by the German Stock Corporation Act, section 161, and this corporate governance report. Due to the continuous evolution of the Code, we decided in 2007 to discontinue our own Principles of Corporate Governance. SAP is a German listed company, and our corporate governance is therefore aligned with the Code, as amended from time to time, as well as with the mandatory requirements of the law. Moreover, SAP complies with further provisions that are relevant to it as a German company listed on the New York Stock Exchange (NYSE). These include the Corporate Governance Standards of the NYSE and the U.S. Sarbanes-Oxley Act. This is our report for fiscal year 2008, as required by section 3.10 of the Code.
EXECUTIVE BOARD
At the time this annual report went to press, the SAP Executive Board had nine members. It is solely responsible for managing the Company. It has a duty to exercise its management powers in the interest of the Company and in pursuit of the sustained growth of corporate value. It discusses and agrees on its strategy for the Company with the Supervisory Board, ensures compliance with the requirements of the law throughout the Group, and maintains appropriate risk management structures and risk controls.
SUPERVISORY BOARD
The SAP Supervisory Board has 16 members who, in equal numbers, represent the shareholders and the employees. It monitors the work of the Executive Board. When selecting the candidates to be proposed to the Annual General Meeting of Shareholders for election to the SAP Supervisory Board, the Supervisory Board looks for people with the necessary knowledge, abilities, and expert experience. At appropriate intervals, normally every October, the Supervisory Board investigates the efficiency of its own work, in line with the rec-
016     Corporate Governance Report

ommendation in section 5.6 of the Code. Since the term of office of the current Supervisory Board membership only started at the end of the Annual General Meeting of Shareholders on May 10, 2007, the subsequent investigation was not conducted until February 2008. This was to give the newly elected members a chance to assess efficiency on the basis of an adequate number of meetings of the full Supervisory Board and its committees. In October 2008, the next regular efficiency investigation took place. At its meeting on October 31, 2008, the Supervisory Board determined that it had a sufficient number of independent members in the meaning of the German Corporate Governance Code, section 5.4.2.
COOPERATION BETWEEN THE EXECUTIVE BOARD AND SUPERVISORY BOARD
The Executive Board and Supervisory Board cooperate closely for the benefit of the Company. The Executive Board regularly provides the Supervisory Board with full and timely reports on all material matters of business planning and performance, including any deviations of actual business performance from plan, the risk situation, and risk management. The Supervisory Board has reserved to itself the approval of certain defined transactions of fundamental importance. For more information about the Executive and Supervisory Boards’ work together and about the work of the Supervisory Board and its committees, see the Report of the Supervisory Board in this annual report.
CODE RECOMMENDATIONS
Four new recommendations were added to the Code in 2008. First, responsibility of the supervisory board as a whole for executive board compensation has been increased. Section 4.2.2 (1) of the Code recommends that the full supervisory board, rather than only the supervisory board committee that deals with executive board contracts, decide on and regularly review the executive board compensation system, including the main contract elements. Furthermore, the two suggestions introduced in 2007 — about executive board contracts capping severance payments on premature termination and when there is a change of control — became recommendations (section 4.2.3 (4) and (5) of the Code). The fourth new recommendation in the Code is that the supervisory board or its audit committee discuss the half-year and any quarterly financial reports with the executive board before publication (section 7.1.2, sentence 2, of the Code).
At its regular meeting in October 2008, the Compensation Committee, which is responsible for Executive Board compensation at SAP, resolved to amend its rules of procedure to reflect the new recommendation in the Code, section 4.2.2 (1). In the future, it will therefore regularly submit proposals to the full Supervisory Board regarding the Executive Board compensation system, including the main contract elements. The full Supervisory Board will then make a final decision.
We will partly follow the new recommendations in section 4.2.3 of the Code about capping severance payments. SAP already follows the recommendation in the fifth paragraph of that section that severance pay be capped in a change of control. The fourth paragraph of
SAP Annual Report 2008     017

the same section recommends that when executive board contracts are concluded, care be taken to ensure that any severance payments, including additional benefits, on premature termination without just cause are capped at two times the annual compensation or, if less, compensation for the remaining contract term. In contrast to termination arising out of a change of control, however, we do not believe it is practicable for Executive Board member contracts to cap severance pay on premature termination without just cause. To agree such a cap from the outset would be contrary to the spirit of the Executive Board contract, which is normally concluded for a fixed term and does not in principle provide for the possibility of ordinary termination by notice. Moreover, in practice the Company would find a contractual severance pay cap difficult to enforce against an Executive Board member in the circumstances where it would be relevant. Also, an agreement in this respect that had been concluded in advance might not make adequate provision for the particular facts that later actually give rise to the premature ending of an Executive Board member’s work. However, we will follow the thinking behind the new recommendation insofar as that, in the event of premature termination of an Executive Board member’s contract by agreement, we will continue our past practice of negotiating severance pay that is reasonable.
Since the third quarter of 2008, SAP has fully complied with the third new recommendation that the supervisory board or its audit committee discuss the half-year and any quarterly financial reports with the executive board before publication.
COMPLIANCE DECLARATION PURSUANT TO THE GERMAN STOCK CORPORATION ACT, SECTION 161
The SAP Executive and Supervisory Boards submitted their implementation declaration on October 31, 2008. In the declaration, they declared that SAP intends, as in the past, to follow all of the recommendations in the new version of the Code except as follows:
▪	We do not impose age limits on members of the Executive Board and Supervisory Board.

▪	Executive Board and Supervisory Board contracts do not provide for a deductible in directors’ and officers’ liability insurance policies.

▪	A chairperson or member of the Executive Board can become chairperson of the Supervisory Board or chairperson of a Supervisory Board committee.

▪	There is no consideration of individual performance in the variable compensation of Executive Board members.

▪	Executive Board contracts do not cap severance payments on premature termination.
The part of the implementation declaration referring to the past differs from the declaration of the previous year. According to section 7.1.2 of the Code, consolidated financial statements must be made publicly available within 90 days after the end of the fiscal year. Thirty days after the close of the year, SAP published preliminary consolidated financial numbers for fiscal year 2007. However, we did not publish consolidated financial statements for 2007 on our Web site until April 3, 2008, which was after the publication deadline. The reason for the delay was that SAP had to publish consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the first time for the 2007
018     Corporate Governance Report

fiscal year. To maintain comparability with the financial data of its industry peers in the United States, SAP voluntarily prepared consolidated financial statements in accordance with U.S. GAAP and published them at the same time as it published its IFRS consolidated financial statements. The slight delay in publication relates to the additional time it took to prepare two sets of consolidated statements for the first time. SAP does not expect this type of delay to happen again.
The remaining deviations from the recommendations in the Code, which are set out in the implementation declaration, are due to the following reasons:
SAP considers the setting of an age limit on Supervisory Board members, as recommended by the Code, an inappropriate restriction of shareholders’ rights to elect the members of the Supervisory Board. Therefore, SAP did not consider or set any age limits at the last election of Supervisory Board members. Similarly, despite the recommendation in the Code, SAP does not set any age limits on members of the Executive Board, because this would generally restrict the Supervisory Board in its choice of suitable Executive Board members.
The Code recommends that if a company takes out a liability insurance policy for its executive and supervisory board members (D&O liability insurance), a suitable deductible be agreed in members’ contracts. We do not believe that the motivation and responsibility that the members of the SAP Executive and Supervisory Boards have for their duties can be improved by such a deductible element. We do not intend to change the current D&O insurance policies, under which no deductible is payable by Executive and Supervisory Board members.
The Code recommends that, as a rule, the former chairperson of the executive board and members of the executive board do not become the chairperson of the supervisory board or chairperson of a supervisory board committee. SAP cannot rule out the possibility that these kinds of appointments will again take place in the future. It is not currently possible to foresee whether this will be the case as a rule. Moreover, the chairperson of the Supervisory Board and chairpersons of Supervisory Board committees are appointed by the members of the Supervisory Board, who should be guided solely by the actual qualifications of the persons standing for election. Historically, our practice in respect of the appointment of Executive Board members or chairpersons (chief executive officers) to the chair of the Supervisory Board has proved worthwhile. However, we do not intend that such appointments should become automatic.
Executive Board members’ compensation takes into account their individual performance and responsibilities. However, SAP does not currently plan to set individualized targets for the purpose of determining Executive Board members’ variable remuneration elements because their areas of responsibility are interrelated in such a way as to prevent or considerably hinder the definition of corporate targets for their individual areas of responsibility.
The reasons why Executive Board contracts do not cap severance payments on premature termination without just cause have already been set out in this report in the comments about the Code’s new recommendations.
SAP Annual Report 2008     019

CODE SUGGESTIONS
With two exceptions, we follow all suggestions in the current Code. As in 2007, we have not agreed to pay Supervisory Board members performance-oriented compensation based on SAP’s long-term success as suggested in the Code, section 5.4.7 (2). We doubt whether the long-term success of SAP is the right basis for Supervisory Board compensation or improves the Supervisory Board members’ motivation in respect of SAP. Variable compensation at SAP is therefore linked to the dividend and can thus be readily determined by applying the Supervisory Board compensation provisions in the Articles of Incorporation. We believe that this thus ensures transparent, appropriate compensation for Supervisory Board members that reflects their legal responsibilities. Contrary to last year and section 2.3.3 of the Code, it will not be possible to appoint and instruct the proxies provided by SAP during the 2009 Annual General Meeting of Shareholders.
CODE OF BUSINESS CONDUCT
The Code of Business Conduct for employees and the Executive Board expresses the high standards that we require from our employees and Executive Board members and the way in which we deal with customers, business partners, and shareholders. SAP sees its Code of Business Conduct as the standard applicable to all dealings involving customers, business partners, vendors, shareholders, and competitors. By following our Code of Business Conduct, we demonstrate a commitment against all forms of unfair competitive practice, corruption, and misrepresentation.
COMPLIANCE
The Executive Board ensures that SAP AG and SAP Group companies comply with the requirements of the law and of our internal policies. We have deployed compliance officers throughout the company to monitor adherence to those requirements. We have also formed a dedicated compliance team, which reports to our general counsel, to harmonize compliance work across the Group. This team is tasked with regularly reviewing and if necessary revising the Group’s internal policies, such as our Code of Business Conduct and our Third Party Sales Commission Policy, delivering related training, and maintaining the development of the controls designed to ensure compliance with our internal policies. In addition, the compliance team coordinates the shared work of all compliance officers in the Group.
In 2008, the compliance team continued the expanded training program introduced the previ -ous year. The objective of the program is to deliver knowledge of the pertinent requirements of the law and of SAP’s policies to all SAP employees who need it, from directors and executives of SAP Group companies, to their vice presidents, to sales employees throughout the Group. The Executive Board and members of the compliance team report regularly to the Supervisory Board and the Audit Committee on the compliance control structures set up by the Executive Board and on the work of the compliance team.
020     Corporate Governance Report

RISK MANAGEMENT
In German stock-corporation and commercial law, there are special requirements for internal risk management that apply to SAP. Our global risk management system therefore supports risk planning, identification, analysis, handling, and resolution. We also create standard documentation of all our internal control mechanisms and continually evaluate their effectiveness.
As an issuer on the NYSE, SAP is also required to adhere to requirements under the U.S. Sarbanes-Oxley Act. In 2006, we embarked for the first time on an assessment of our internal control structure for financial reporting in accordance with the complex requirements defined by the Sarbanes-Oxley Act, section 404, and we repeated the exercise in 2007 and 2008.
The auditor for the SAP Group, KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG) (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungs-gesellschaft) is auditing the effectiveness of the Company’s internal control over financial reporting on December 31, 2008. The audit had not found any indication by March 10, 2009, that our internal control over financial reporting was not effective on December 31, 2008.
The management of SAP’s subsidiaries uses our internal certification system to confirm, among other things, the accuracy of its financial reporting. In particular, it confirms that, in all key areas, the financial data appropriately reflects the assets, finances, income, and cash flows of the units in the reports. SAP must also confirm that the management of each unit has verified its own disclosure controls and procedures and found that they were working at the end of the reporting period in question. This confirmation — in addition to the confirmation of adequate procedures from Executive Board members and regional management - forms the basis for the responsibility statement for the consolidated financial statements that the Executive Board has to submit under German law. They are also the basis for the certifications that, according to the Sarbanes-Oxley Act, the CEO and CFO must sign and submit to the U.S. Securities and Exchange Commission (SEC) along with the Form 20-F annual report. In the certifications, SAP’s CEOs and CFO confirm that the details in Form 20-F are correct and that SAP’s financial statements appropriately reflect SAP’s assets, finances, and income in all key areas. They also confirm that the functioning of the disclosure controls and procedures was evaluated and that Form 20-F reports on the outcome of this evaluation and on any significant changes to it.
These processes are supported by a software product that SAP developed for that purpose, the management of internal controls (MIC) tool. Another control mechanism deployed at SAP besides the processes described above is standardized reporting across the Group. The internal audit service, the Disclosure Committee, and the Supervisory Board are also closely involved in risk management.
The Disclosure Committee comprises the two CEOs, the CFO, and six more members. It met nine times in 2008. It has a duty to support the internal control procedures for financial reporting and, in particular, to deliberate on disclosure requirements and disclosures relating to the occurrence of material events of significance for the financial markets. In addition, the Disclosure Committee discusses the content and scope of the Company’s ad-hoc
SAP Annual Report 2008     021

disclosures (current reports) required by law, press statements, and regular financial reports. These include the annual consolidated financial statements and reviews of SAP Group operations, the annual report on Form 20-F, and the quarterly press statements and reports.
APPLYING INTERNATIONAL CORPORATE GOVERNANCE STANDARDS
As an NYSE-listed company, SAP is subject to U.S. financial legislation and to the rules of the SEC and NYSE.
Besides implementing the requirements of the Sarbanes-Oxley Act, section 404, set out above, and other Sarbanes-Oxley Act requirements, we fulfill the rules applicable to non-U.S. companies set out in the NYSE Listed Company Manual. These rules govern the establishment and membership of an audit committee and SAP’s related duties to report to the NYSE.
In accordance with the NYSE Corporate Governance Standards, SAP discloses the extent to which the German corporate governance rules, as implemented by SAP, differ from the rules that apply to U.S. companies listed on the NYSE. The Report on Significant Differences from NYSE Corporate Governance Rules is available on SAP’s Web site at www.sap.com/corpgovernance.
TRANSPARENCY, COMMUNICATION, AND SERVICE FOR SHAREHOLDERS
Our shareholders can obtain full and timely information about SAP on our Web site and access current and historical company data. Among other information, SAP posts all of its financial reports, all relevant news about the Company’s governing bodies, corporate governance documentation, news in frequently-asked-question format on current business measures, information requiring ad-hoc (current) disclosure, press releases, and news of directors’ dealings notifiable pursuant to the German Securities Trading Act, section 15a.
Shareholders are also able to watch a live broadcast of the entire Annual General Meeting of Shareholders over the Internet. They can vote according to their shares at the meeting by instructing a proxy of their choice or one of the proxies provided for that purpose by SAP. All of the documentation related to the Annual General Meeting of Shareholders is posted in good time on SAP’s Web site at www.sap.com/AGM.
FINANCIAL STATEMENTS
The June 2008 Annual General Meeting of Shareholders elected KPMG to audit the SAP AG and consolidated accounts. We prepare the SAP AG financial statements in accordance with the German Commercial Code and our statutory consolidated financial statements in accordance with IFRS. We also voluntarily prepare consolidated financial statements in accordance with U.S. GAAP and the Form 20-F annual report in accordance with SEC requirements. The Executive Board is responsible for financial accounting. The Supervisory Board approves the SAP AG financial statements and the statutory consolidated financial statements.
022     Corporate Governance Report

EXECUTIVE BOARD AND SUPERVISORY BOARD COMPENSATION INFORMATION
Section 3.10 of the Code recommends that certain details of executive and supervisory board member compensation and share ownership, stock options, and similar incentives be included in the corporate governance report or rather in the compensation report as part of the corporate governance report. These details, as well as the legally required information about Executive and Supervisory Board members’ compensation, are all available in the compensation report. The compensation report is part of the audited Review of SAP Group Operations as well as forming part of this corporate governance report. The Supervisory Board has approved the Review of SAP Group Operations, including the compensation report, and adopted the compensation report’s content for the purpose of corporate governance and compensation reporting as required by the Code.
SAP Annual Report 2008     023

REPORT BY THE SUPERVISORY BOARD
COOPERATION AND CONTROL
Dear Shareholders,
As the financial crisis spread in the first half of 2008, SAP was recording more revenue than expected in the first two quarters of the year. This led us to refine our annual revenue and margin outlook guidance at the end of July to the upper end of the ranges we had originally announced. However, when Lehman Brothers collapsed in mid-September, the situation in the financial sector deteriorated unforeseeably, rapidly, and dramatically, with the result that insecure sentiment seriously affected the markets and sources of liquidity dried up globally. The effects were felt by companies of all sizes, in all industries, in all markets. In the final days of the third quarter, it became impossible to conclude already negotiated contracts worth more than €100 million. Customers with liquidity needed their cash to pay their suppliers; those without liquidity could not borrow, or could borrow only on prohibitive terms.
At the beginning of October, SAP had to report third-quarter results that were significantly below our own expectations — and those of the market. In these circumstances, we had to considerably lower our forecast for full-year revenue and severely prune all activities that did not directly generate revenue. The aim was to save some €200 million from the original cost budget and to forestall the need for more difficult measures such as reducing the number of people who work for us. To achieve this aim, we took steps that were agreed in close consultation between the Supervisory Board and the Executive Board. Immediate, wide-ranging cost savings were the only way to ensure that no more than slight revision was required to our outlook guidance for operating margin, the key business efficiency indicator.
Despite the difficult environment, 2008 was a successful year for SAP. We achieved double-digit percentage growth of software and software-related service revenue and we increased our segment share compared to other companies selling business software. By promptly introducing cost-saving measures, we also outperformed our profitability targets.
The most important developments in 2008 were the greater market penetration by our software solutions for midsize companies and large enterprises and the integration of the French software company Business Objects S.A., which we acquired at the beginning of the year. We can therefore look back on a year in which, difficult economic conditions notwithstanding, our innovative work ensured that we again made a sustained contribution to our customers’ success.
The SAP Supervisory Board closely monitored the work of the SAP Executive Board. In-depth and cooperative dialog with the Executive Board enables us to efficiently organize and perform our duties. That is why this report starts by explaining the ongoing partnership between the two Boards. The report also focuses on the main topics discussed by the Supervisory Board, the work of its committees, corporate governance at SAP, and the audit of the SAP AG and consolidated financial statements.
024

COOPERATION BETWEEN THE EXECUTIVE AND SUPERVISORY BOARDS
In 2008, we discharged the duties imposed on us by the law and by the Company’s Articles of Incorporation. We were regularly consulted by the Executive Board on the running of the Company and we scrutinized and monitored the work of the management. We monitored the Executive Board’s management of the SAP Group with regard to legality, correctness, appropriateness, and cost-effectiveness. In particular, the Supervisory Board conducted a review of risk management at SAP and discussed it with the auditor. The Supervisory Board believes that SAP’s risk management fully meets the requirements placed on it. In addition, the Executive and Supervisory Boards consulted on the Company’s strategic orientation and regularly discussed progress in implementing its strategy. We were involved whenever decisions of fundamental importance to SAP were made.
The Supervisory Board regularly received full and timely reports from the Executive Board, both from members in person and in written documents. The reports chiefly concerned planning, the Company’s business performance including the risk situation, risk management, compliance, and transactions of special significance for SAP. The Executive Board also indicated when the course of business deviated from the plans and targets and explained these deviations.
The content and scope of the Executive Board’s reports fully met the requirements that the Supervisory Board had placed on them. In addition, the Supervisory Board received supplementary information from the Executive Board. In particular, the Executive Board was available at Supervisory Board meetings for discussions and to answer our questions. We checked the information received from the Executive Board for plausibility as well as critically examining and discussing it. The Supervisory Board maintains a list of transactions for which the Executive Board requires the Supervisory Board’s consent. We update the list regularly as required, most recently in 2008. The Supervisory Board carefully considered all transactions in the listed categories and discussed them with the Executive Board, always focusing on the benefits and effects of the particular transaction. The Supervisory Board agreed to all transactions where its consent was required.
The Executive Board also kept the chairperson of the Supervisory Board fully informed between meetings of the Supervisory Board and its committees. For example, the chairperson of the Supervisory Board regularly met the CEO (and, since April 2008, both co-CEOs) to discuss SAP’s strategy, current progress in business, and risk management, as well as other key topics and decisions that arose. The CEO (and, since April 2008, both co-CEOs) informed the Supervisory Board chairperson without delay of important events that were significant for assessing SAP’s situation and progress or for the management of SAP.
As it does every year, the Supervisory Board deliberated on the compensation system for members of the Executive Board on the basis of a Compensation Committee proposal.
SAP Annual Report 2008     025

SUPERVISORY BOARD MEETINGS
There were four ordinary meetings and two extraordinary meetings of the Supervisory Board in 2008. All of the resolutions of the Supervisory Board were made in plenary sessions. The Supervisory Board discussed the following topics and, where necessary, made resolutions:
Meeting in February
At our meeting on February 13, 2008, we discussed the 2007 fourth-quarter and full-year results, our business over the year, and the implementation of SAP’s strategy in 2007. We also received and discussed a report on strategy for 2008 from the Executive Board and agreed the annual plan for 2008 presented by the Executive Board, including the capital expenditure budget and liquidity plan. After a full discussion, we also approved the Executive Board’s proposed maximum total budget for fiscal year 2008 for virtual stock options to be granted under the 2007 SAP Stock Option Plan (SAP SOP) (2008 grant) and stock appreciation rights (STARs). After SAP France S.A. had acquired all of the shares of Business Objects, the Supervisory Board resolved to increase the capital of SAP France and consented to SAP AG’s subscribing to a related jouissance right issued by SAP France. The meeting received annual reports from the corporate governance officer and the capital market compliance officer. The reports did not identify any breaches of the applicable rules or any special occurrences. The Executive Board also reported to us again in summarized form on our equity investments in 2007. The Compensation Committee, Finance and Investment Committee, Technology and Strategy Committee, and Audit Committee reported on topics discussed at their recent meetings. The Technology and Strategy Committee reported on progress in development and the go-to-market strategy for SAP Business ByDesign. Upon receiving the report and recommendation of the Compensation Committee, the Supervisory Board resolved to appoint the Business Objects CEO, John Schwarz, to the SAP Executive Board for the period March 1, 2008 to June 30, 2010. Finally, we elected members to the Nomination Committee, which is composed of shareholder representatives only.
Audit Meeting
At its April 2, 2008, meeting, the Supervisory Board focused principally on the documents concerning SAP AG’s 2007 financial statements, the audit conducted by KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG) (formerly Deutsche Treuhand-Gesellschaft Ak-tiengesellschaft Wirtschaftsprüfungsgesellschaft), and the Executive Board’s proposed resolution on the appropriation of retained earnings for 2007. The Audit Committee reported, among other things, on the form and scope of its examination of the documents relating to the financial statements and recommended that the Supervisory Board approve them. The auditor attended the audit meeting and reported in detail on the results of its audit. The auditor then discussed the results with the Supervisory Board and answered its questions. The Supervisory Board approved the audit. There were no findings from its own examination, so the Supervisory Board gave its consent to the financial statements for 2007. We checked and endorsed the Executive Board’s proposal to appropriate retained earnings. In addition, we passed our proposed resolutions for the agenda of the June 2008 Annual General Meeting of Shareholders, which included approving the proposal to the Meeting concerning the election of an auditor for 2008. Also in relation to the agenda for the June 2008 Annual General Meeting of Shareholders, the shareholder representatives on the
026     Report by the Supervisory Board

Supervisory Board endorsed the candidature of Bernard Liautaud, proposed by the Nomination Committee, for election as shareholder representatives on the Supervisory Board. He had been proposed as the successor to August-Wilhelm Scheer, who had notified the Supervisory Board chairperson that he was resigning from the Supervisory Board. A further item on the agenda at this meeting was a report on business in the first quarter of 2008. The Supervisory Board gave its consent for various legal transactions between SAP and individual Executive and Supervisory Board members. The Supervisory Board granted powers in the future to the Audit Committee to engage, on behalf of the Supervisory Board, the auditor elected by the General Meeting of Shareholders. The Supervisory Board granted powers to the Executive Board to take up to €250 million additional loan capital before or on December 31, 2009, without the further consent of the Supervisory Board. It also resolved to add the appointment of a CEO or co-CEO to the list of transactions requiring consent. Following a proposal from the Compensation Committee, we gave our consent to the appointment of Léo Apotheker as co-CEO and we appointed Bill McDermott, Erwin Gunst, and Jim Hagemann Snabe to the Executive Board for a term commencing July 1, 2008, and ending June 30, 2012. Our chairperson presented the results of the February 2008 efficiency review of the Supervisory Board’s work. The General Committee, Compensation Committee, and Technology and Strategy Committee gave reports on their recent meetings. The Compensation Committee reported on the allocation of virtual options to Executive Board members under the Virtual Stock Option Plan 2007 and its decision to allow Executive Board members to convert the entire variable component of their compensation into retirement pension plan contributions. The Technology and Strategy Committee reported on medium and long-term product portfolio plans in the context of our business strategy.
It also discussed how to refine internal processes in order to achieve even shorter time-to-market and reduce our customers’ total cost of ownership.
Extraordinary Meeting After the Annual General Meeting of Shareholders
We held an extraordinary meeting on June 3, 2008, immediately after the Annual General Meeting of Shareholders to discuss the appointment of members to the Audit Committee and the Finance and Investment Committee, and the appointment of a chairperson of the Finance and Investment Committee, following the resignation of August-Wilhelm Scheer. We also increased the membership of the Technology and Strategy Committee by one. The meeting also established a new committee, the Special Committee. The Special Committee is tasked with coordinating and managing the Supervisory Board’s external legal advisors concerned with the investigation and analysis of the facts in connection with the legal action brought by Oracle.
Meeting in July
At the meeting on July 31, 2008, we mainly discussed business in the second quarter of 2008, an assessment of the first half of the year, the forecast for the second half, and further planning.
The Executive Board reported to us on software sales closed and on the competitive position of SAP in general. It also told us about progress toward integrating Business Objects and the relationships between various SAP and Business Objects products in the context of our overall product portfolio. We also discussed with the Executive Board the planned introduction of our improved service offering SAP Enterprise Support and progress on the development and marketing of SAP Business ByDesign. The Executive Board reported to us on the changes to the organizational structure at SAP in connection with the Executive
SAP Annual Report 2008     027

Board membership changes in the course of the year. The Supervisory Board gave its consent to the appointment of three SAP corporate officers. The Executive Board also reported to us on the status of the lawsuit filed by Oracle against SAP AG and its subsidiaries SAP America and TomorrowNow, and other significant legal actions. The Finance and Investment Committee, Audit Committee, Technology and Strategy Committee, and Compensation Committee reported on their meetings. The Finance and Investment Committee reported on its deliberations concerning consent for the acquisition of Visiprise. The Technology and Strategy Committee reported on progress toward integrating Business Objects. Notably, it reported on the augmentation of our product portfolio and the resultant benefits for our customers and improvement in our market position.
Meeting in October
The topics covered at the Supervisory Board meeting on October 31, 2008, were business in the third quarter of 2008, the forecast for the fourth quarter of 2008, and the full-year forecast for 2009. The Executive Board reported on SAP’s competitive position, on the unforeseeability of the change in demand from our customers after the failure of the Lehman Brothers investment bank, and on the activities of SAP’s chief competitors.
The Executive Board reported on progress on the rollout of SAP Enterprise Support and on the marketing of SAP Business ByDesign. We discussed in detail with the Executive Board the plans for transitioning to the new organizational structure. We gave our consent to the detailed finance strategy, as recommended by the Finance and Investment Committee. We resolved to amend the Articles of Incorporation, which was required because of the cancellation of 21 million shares and the resulting decrease in capital stock to €1,225,683,912.
The Supervisory Board also determined that it had a sufficient number of independent members and issued its annual declaration of implementation of the German Corporate Governance Code (“Code”) pursuant to the German Stock Corporation Act, section 161. We conducted the regular efficiency review of the Supervisory Board’s work recommended in section 5.6 of the Code. The Finance and Investment Committee, Audit Committee, Compensation Committee, Special Committee, and Technology and Strategy Committee reported on their recent meetings. The Audit Committee reported that it had determined that SAP manages risk effectively, notably in respect of the integration of Business Objects and in the context of the financial crisis. It also reported that there is a capital market compliance organization covering the entire SAP Group. The Special Committee reported on the progress of the Oracle litigation in the United States and on how SAP is dealing internally with the circumstances that gave rise to the litigation. The Technology and Strategy Committee reported on release planning for and future development on the SAP Business Suite. The focus was on the key competitive advantage to be gained from including SAP Business Suite applications in the enhancement package program.
Extraordinary Meeting on November 26, 2008
At an extraordinary meeting on November 26, 2008, the Supervisory Board appointed Executive Board member Erwin Gunst labor relations director with effect from January 1, 2009.
028     Report by the Supervisory Board

THE WORK OF THE SUPERVISORY BOARD COMMITTEES
The committees made a key contribution to the work of the Supervisory Board. The committees that met were the General Committee, the Compensation Committee, the Finance and Investment Committee, the Audit Committee, the Technology and Strategy Committee, the Nomination Committee, and the Special Committee established on June 3, 2008. Some committees’ memberships were altered because the 2008 Annual General Meeting of Shareholders had elected a replacement shareholder representative to the Supervisory Board.
The duties of the six-strong General Committee include coordinating the Supervisory Board’s work, dealing with corporate governance topics, and approving the year’s virtual stock option allocations to employees under SAP SOP 2007. Its chairperson is Hasso Plattner.
The Compensation Committee has five members and is also chaired by Hasso Plattner. It does preparatory work on personnel decisions for which the Supervisory Board is responsible, notably in relation to the Executive Board compensation system, for example share-based plans, and the main contract elements. It is also responsible for concluding, amending, and terminating the contracts of Executive Board members.
The Finance and Investment Committee, with four members, is responsible for matters related to finance, acquisitions, and minority investments. August-Wilhelm Scheer chaired the Finance and Investment Committee until he left the Supervisory Board at the beginning of April 2008. Wilhelm Haarmann succeeded him as chairperson.
The Audit Committee is responsible for matters relating to financial reporting and auditing as well as risk management and compliance. It has four members and is chaired by Erhard Schipporeit.
The Technology and Strategy Committee, which has nine members, regularly reviews the SAP’s strategy with regard to the development and deployment of technologies and software. It advises the Executive Board on technological and strategic decisions and on planned investments in research and development. It also monitors the implementation of SAP’s strategy in terms of the direction in which our technology and product portfolio are headed. The Committee monitors all key trends on the market that are relevant to SAP’s software and services, and assesses which technologies will be needed to maintain and improve SAP’s leading position. Hasso Plattner chairs the Committee.
German law requires a Mediation Committee, which is responsible solely for making personnel proposals where there is not the required two-thirds majority on the Supervisory Board for an Executive Board member’s appointment or dismissal. The SAP Mediation Committee has never yet needed to meet.
SAP Annual Report 2008     029

We have a Nomination Committee, as recommended in the Code. It is composed solely of shareholder representatives. Its task is to define the requirements for SAP Supervisory Board members and suggest suitable candidates for nomination for election at the Annual General Meeting of Shareholders. The Nomination Committee has three members and is chaired by Hasso Plattner.
The Special Committee, established on June 3, 2008, is tasked with coordinating and managing the Supervisory Board’s external legal advisors concerned with the investigation and analysis of the facts in connection with the legal action brought by Oracle. Hasso Plattner also chairs this committee.
For more information about the Supervisory Board committees and their memberships, visit SAP’s Web site at www.sap.com/about/governance/supervisory/index.epx.
During 2008, the committees focused on the following topics:
▪	The General Committee met once in 2008. It approved the allocation of virtual stock options to employees under SAP SOP 2007 and the STAR program. It also approved the use of treasury shares to satisfy conversion and subscription rights attaching to convertible bonds and stock options, respectively, that were granted to employees on share-based compensation plans.

▪	The Compensation Committee held six meetings. Among other matters, it deliberated and decided on changes to Executive Board compensation, stock option allocations to Executive Board members, and succession planning. Our Compensation Committee’s rules of procedure were amended to reflect the new recommendation in the first sentence of section 4.2.2 of the Code to the effect that, after receiving a proposal from the committee dealing with executive board contracts, the full supervisory board should deliberate on and regularly review the executive board compensation system. The Compensation Committee deliberated on the proposed appointment of Léo Apotheker as co-CEO alongside Henning Kagermann and on the appointment of John Schwarz, Bill McDermott, Jim Hage-mann Snabe, and Erwin Gunst to the Executive Board. It also discussed the departures from the Executive Board of Peter Zencke on December 31, 2008, and Claus Heinrich on May 31, 2009.

▪	The Finance and Investment Committee held four meetings. At these meetings, the Executive Board provided detailed information concerning the matters about which the it is required to inform the Supervisory Board or for which Supervisory Board consent is required and concerning matters in respect of which the Committee makes recommendations to the Supervisory Board. At the meeting in February there was a presentation of the business valuation method SAP usually uses. That meeting also received the Executive Board’s progress report on the acquisition of Business Objects and a report on SAP’s acquisitions and equity investments in the previous year. In a meeting in June, the Finance and Investment Committee discussed and consented to the Visiprise acquisition. In September 2008, the Committee received the Executive Board’s yearly report on SAP’s venture capital investments and had the Executive Board inform it about future strategy concerning such investments. Other matters relating to finance and equity investments were presented to meetings of the Committee and resulted in recommendations by the Committee to the Supervisory Board. At its meeting in December, the Committee assessed its work and adopted a set of procedure rules.
030     Report by the Supervisory Board

▪	The Audit Committee held five meetings during the year at which members were physically in attendance and four telephone conference meetings. It deliberated on the SAP AG and consolidated financial statements, the reviews of SAP AG and SAP Group operations, and the Form 20-F annual report for fiscal year 2007, the Executive Board’s proposal for the appropriation of retained earnings, the development of risk management in the SAP Group, the examination of the internal controls as required by the U.S. Sarbanes-Oxley Act, section 404, and compliance in the SAP Group, including notably the report by the head of SAP’s global compliance organization. It did work preparatory to the Supervisory Board’s proposal to the 2008 Annual General Meeting of Shareholders with respect to the election of an auditor and, with the auditor, decided on the focus areas of the audit. The Committee also negotiated the auditor’s fee and decided how it would be shared among the SAP companies to be audited. The Audit Committee deliberated on SAP’s progress in business and its quarterly results regularly. It discussed with the Executive Board the fi-nancial numbers for fiscal year 2007, the quarterly numbers in 2008 (and, in accordance with a new recommendation in the Code, the quarterly reports from the third quarter of 2008), the results of the 2007 audit, and the auditor’s reviews of our quarterly software revenue numbers. The auditor attended all physical Audit Committee meetings and reported in depth on its audit work and quarterly reviews of software revenue. In addition to these discussions in the physical meetings, the Executive Board held telephone conferences with the Audit Committee before the announcement of the preliminary quarterly results to inform Committee members about the preparation and auditing of the quarterly financial reports and about the preliminary quarterly results. Applying a new recommendation in the Code, from the third quarter onward the Executive Board sent the Committee each quarterly report and discussed it with the Committee by telephone conference before it was published.

▪	The Technology and Strategy Committee met four times during the year. It discussed the key developments in the software industry in the coming years and SAP’s underlying strategy for its product and solution portfolio. It especially focused on SAP Business ByDesign and the product portfolio of SAP BusinessObjects, notably how they are positioned and the go-to-market strategies. It also discussed medium and long-term product portfolio plans in the context of our business strategy. Other subjects that the Committee considered included release planning for and future development work on SAP Business Suite.

▪	The Nomination Committee held one meeting during the year, in April. It deliberated on proposing a successor to Wilhelm-August Scheer, who had resigned from the Supervisory Board. The Committee proposed to the Supervisory Board that at the Annual General Meeting of Shareholders on June 3, 2008, it recommend the election of Bernard Liautaud to the Supervisory Board.

▪	The Special Committee met four times in 2008, discussing in detail the current state of the Oracle litigation against SAP AG and its subsidiaries, SAP America and TomorrowNow.
SAP Annual Report 2008     031

The regular reports from the committees ensured that we received comprehensive information about all matters covered by the committees and were therefore able to discuss and deliberate on these topics thoroughly.
Corporate Governance
SAP’s corporate governance officer monitored our compliance with those recommendations in the Code with which in our declaration we claim to comply, and reported in full to the Supervisory Board. There were no conflicts of interests with regard to Supervisory Board members pursuant to the Code, section 5.5.2.
The Supervisory Board granted its consent to the conclusion of contracts with Supervisory Board members where its consent was required. One Supervisory Board member took part in fewer than half of the meetings. Detailed information about compliance with the Code is available in the Executive and Supervisory Boards’ corporate governance report, as required by section 3.10 of the Code. (The corporate governance report is included in this annual report.)
Shareholders’ Legal Proceedings Against Resolutions of the 2006 Annual General Meeting of Shareholders
Shareholders brought legal proceedings against individual resolutions of the Annual General Meeting of Shareholders on May 9, 2006. As well as the increase in subscribed capital from corporate resources, they challenged the resolutions formally approving the acts of the Executive and Supervisory Boards, the change to Supervisory Board compensation, the powers to acquire and use treasury shares, and the powers to use equity derivatives to repurchase shares. The actions brought against the resolutions were dismissed by the Karlsruhe, Germany regional appeal court in a final judgment given on April 9, 2008.
SAP AG and Consolidated Accounts for 2008
As in recent years, KPMG audited the SAP AG and consolidated accounts for 2008. The Annual General Meeting of Shareholders on June 3, 2008, elected that firm as the SAP AG and SAP Group auditor. Before proposing KPMG to the Annual General Meeting of Shareholders as auditor for the year, the chairperson of the Supervisory Board and the Audit Committee had obtained confirmation from the firm that circumstances did not exist that might prejudice its independence as the auditor. The Supervisory Board has agreed with KPMG that the auditor should report to the Supervisory Board or record in the auditor’s report any fact found during the audit that is inconsistent with the declaration given by the Executive Board and the Supervisory Board concerning implementation of the Code. The Audit Committee agreed on focuses for the audit with KPMG.
The SAP AG financial statements and review of operations prepared in accordance with the German Commercial Code, the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRSs) as envisaged in the German Commercial Code, section 315a, and the associated review of Group operations and the financial statements voluntarily prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP) were audited by KPMG. KPMG issued an unqualified audit opinion. The auditor thus confirmed that, in its opinion based on the findings of the audit, the SAP AG and consolidated financial statements, in accordance with the applicable accounting regulations, accurately present SAP AG’s and the SAP Group’s assets, finances, and income.
032     Report by the Supervisory Board

All Audit Committee and Supervisory Board members received the documents concerning the financial statements mentioned above, the audit reports prepared by KPMG, and the Executive Board’s proposal for the appropriation of retained earnings in good time.
Taking KPMG’s audit reports into account, the Audit Committee and Supervisory Board audited the documents concerning the financial statements themselves after the Executive Board had explained them. The auditor attended the meeting of the Audit Committee on March 25, 2009, and the audit meeting of the full Supervisory Board on March 26, 2009, and reported in detail to both meetings on the audit and the results of the audit. During the discussion with the auditor, both the Audit Committee and the Supervisory Board asked detailed questions about the form, scope, and results of the audit. Furthermore, the Audit Committee reported to the Supervisory Board on its audit of the financial statements, its discussions with the auditor, and its examination of the internal control structure. The Audit Committee and Supervisory Board were able to satisfy themselves that KPMG had conducted the audit properly. In particular, they concluded that both the audit reports and the audit itself fulfilled the legal requirements.
The Supervisory Board approved the audit and, because there were no findings from its own examination, gave its consent to the SAP AG financial statements, the consolidated financial statements, and the reviews of SAP AG and SAP Group operations. The financial statements and reviews of operations were thus formally adopted. The Supervisory Board’s opinion of SAP AG and the Group coincided with that of the Executive Board as set out in the reviews of SAP AG and SAP Group operations. The Supervisory Board considered the proposal presented by the Executive Board for the appropriation of retained earnings. It had regard to the requirements of stringent dividends policy, the effects on liquidity, credit-worthiness, and the future finances of SAP AG, and took into account the interests of the shareholders — which included discussion with the auditor. It then endorsed the Executive Board’s proposal.
Membership Changes on the Supervisory Board and Executive Board
Supervisory Board member August-Wilhelm Scheer stepped down from the Supervisory Board with effect from April 3, 2008. As proposed by the Supervisory Board, the Annual General Meeting of Shareholders held on June 3, 2008, elected Bernard Liautaud, founder of Business Objects, to replace Mr. Scheer. At the end of the year, Helga Classen, a member elected by the employees, took semiretirement and left the Supervisory Board. The Supervisory Board thanks Ms. Classen for her 15 years of service on the Supervisory Board. Helga Classen is succeeded by Christiane Kuntz-Mayr.
Following the acquisition of Business Objects, its CEO, John Schwarz, was appointed to the SAP Executive Board with effect from March 1, 2008. Léo Apotheker, previously deputy CEO of SAP AG, was appointed co-CEO alongside Henning Kagermann, with effect from April 2, 2008. Three new members were appointed to the Executive Board with effect from July 1, 2008. Bill McDermott is responsible for global field operations. Jim Hagemann Snabe’s portfolio covers all development for SAP Business Suite applications, solutions for small businesses and midsize companies, and the technology platform. Erwin Gunst is the chief operating officer, a new role at SAP. Initially, the responsibilities of all of the other members of the Executive Board remained unchanged. On January 1, 2009, Erwin Gunst succeeded Claus Heinrich as director of labor relations and also took on responsibility for
SAP Annual Report 2008     033

Global Human Resources, IT, and the SAP Labs network. After 16 years as a member of the Executive Board, Peter Zencke, who joined SAP in 1984, left us at the contractual end of his term in office on December 31, 2008. Claus Heinrich will leave us by agreement on May 31, 2009, after 13 years’ service on the Executive Board and a total of 21 years with SAP. May 31, 2009, will also see the departure of our longstanding CEO, Henning Kager-mann, at the contractual end of his term in office. Henning Kagermann and Claus Heinrich will help smoothly transfer their responsibilities to their successors during the transition period The Supervisory Board thanks Claus Heinrich, Peter Zencke, and especially Henning Kagermann for their outstanding work and their remarkable commitment to SAP.
The Supervisory Board thanks the Executive Board, the managers of the Group companies, and all of our employees for their commitment and hard work in 2008. We would also like to thank our customers and partners, who contributed significantly to SAP’s success as well.

/s/ Hasso Plattner
Hasso Plattner
For the Supervisory Board
034     Report by the Supervisory Board

Compensation Report1)
COMPENSATION OF EXECUTIVE AND SUPERVISORY BOARD
This compensation report outlines the criteria that we apply to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation systems. It also contains information about Executive Board members’ share-based compensation plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.
Compensation For Executive Board Members
Compensation system
Until and including 2008, the Executive Board members’ compensation system has been set by the Compensation Committee, a committee of the Supervisory Board chaired by Hasso Plattner (chairperson of the Supervisory Board). Its other members are Panagiotis Bissiritsas, Wilhelm Haarmann, Gerhard Maier, and Joachim Milberg. In the future, the full Supervisory Board will assume this responsibility, in accordance with the amended German Corporate Governance Code.
Executive Board members’ compensation is intended to reflect the Group’s size and global presence as well as our economic and financial standing. The level is internationally competitive to reward committed, successful work in a dynamic environment.
The compensation of the Executive Board as a body is performance-based. It has three elements: a fixed element (salary), a performance-related element (directors’ profit-sharing), and a long-term incentive element (share-based compensation).
A compensation target is set for the total of fixed and performance-related elements. We review the compensation target every year in the light of our business and directors’ compensation at comparable companies on the international stage. Every year, the Compensation Committee sets the target performance-related compensation, reflecting the relevant values in SAP’s budget for that year. The number of virtual stock options issued in 2008 to each individual member of the Executive Board by way of share-based compensation was decided by the Compensation Committee at its meeting on March 3, 2008, and reflected the fair value of the options.
The following criteria apply to the elements of Executive Board compensation for 2008:
▪	The fixed element is paid as a monthly salary.

▪	The amount of performance-related compensation to be paid out in respect of 2008 depends on the SAP Group’s achievement of its targets for (non-GAAP) operating income, software and software-related service revenue growth at constant currencies, and the (non-GAAP) operating margin.

1)	This compensation report is part of the audited Review of SAP Group Operations and of the Corporate Governance Report.
SAP Annual Report 2008     035

▪	On February 11, 2009, the Supervisory Board’s Compensation Committee assessed SAP’s performance against the agreed targets and determined how much performance-related compensation was payable. The payment will be made after the Annual General Meeting of Shareholders in May 2009.

▪	The regular form of share-based compensation is the issue of virtual stock options under the terms of the 2007 stock option plan (SAP SOP 2007). The terms and details of SAP SOP 2007 are reported in Note 27 in the Notes to the Consolidated Financial Statements section.
Amount of Compensation
Executive Board members’ compensation was as follows in 2008:

			Performance-	Long-Term
			Related	Incentive
	Fixed Elements		Element	Elements
				Share-Based
				Compensation
			Directors’	(SAP
€(000)	Salary	Other1)	Profit-Sharing	SOP 2007)2)	Total
Prof. Dr. Henning Kagermann (Co-CEO)	750.0	15.7	2,606.1	948.4	4,320.2
Léo Apotheker (Co-CEO)	687.5	334.5	2,388.9	632.3	4,043.2
Dr. Werner Brandt	455.0	23.5	1,581.0	577.3	2,636.8
Erwin Gunst3)	227.5	18.1	790.5	—	1,036.1
Prof. Dr. Claus E. Heinrich	455.0	19.8	1,581.0	577.3	2,633.1
Bill McDermott3)	395.2	142.4	631.3	—	1,168.9
Gerhard Oswald	455.0	627.9	1,581.0	577.3	3,241.2
John Schwarz4)	424.9	14.3	1,295.2	577.3	2,311.7
Jim Hagemann Snabe3)	227.5	22.3	790.5	—	1,040.3
Dr. Peter Zencke	455.0	143.5	1,581.0	577.3	2,756.8
Total	4,532.6	1,362.0	14,826.5	4,467.2	25,188.3

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, compensation from seats on other governing bodies in the SAP Group, leave compensation, reimbursement of legal fees.

2)	Fair value at the time of allocation.

3)	Member of the Executive Board since July 1, 2008. (The table shows compensation since that date.)

4)	Member of the Executive Board since March 1, 2008. (The table shows compensation since that date.)
The total compensation of all Executive Board members in fiscal year 2008 for work for SAP excluding compensation relating to the office of Executive Board member was € 8,741,300. This was primarily compensation earned as SAP employees before they took their Executive Board seats after the beginning of the year. It includes, among other elements, share-based compensation under SAP SOP 2007.
The values for regular share-based compensation in the table above result from the following allocations of SAP SOP 2007 virtual stock options granted in 2008.
The following table shows total Executive Board compensation in 2007, including SAP SOP 2007 stock options granted.
036     Compensation Report

			Performance-		Long-Term
			Related		Incentive
	Fixed Elements		Element		Elements
					Share-Based
			Directors’		Compensation
			Profit-		(SAP
€(000)	Salary	Other1)	Sharing		SOP 2007)2)	Total
Prof. Dr. Henning Kagermann (Co-CEO)	728.5	16.0	4,219.7		949.1	5,913.3
Shai Agassi (member until March 31, 2007)4)	161.3	3.1	446.8	3)	—	611.2
Léo Apotheker (Co-CEO)	485.6	59.0	2,813.1		632.7	3,990.4
Dr. Werner Brandt	443.4	41.3	2,568.5		577.7	3,630.9
Prof. Dr. Claus E. Heinrich	443.4	20.2	2,568.5		577.7	3,609.8
Gerhard Oswald	443.4	14.8	2,568.5		577.7	3,604.4
Dr. Peter Zencke	443.4	28.0	2,568.5		577.7	3,617.6
Total	3,149.0	182.4	17,753.6		3,892.6	24,977.6

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, compensation from seats on other governing bodies in the SAP Group.

2)	Fair value at the time of allocation.

3)	The portion of the directors’ profit-sharing for January through March 2007 was calculated on the basis of the actual directors’ profit-sharing paid in 2006.

4)	Shai Agassi left the Executive Board on March 31, 2007. His employment contract with SAP ended on April 30, 2007.
Share-Based Compensation Under SAP SOP 2007

	2008 Allocations
		Fair Value	Total Fair Value of Long-Term	Fair Value
		per Right at Time	Incentive Elements	per Right on	Total Value on
	Quantity	of Grant	at Time of Grant	December 31, 2008	December 31, 2008
		€	€(000)	€	€(000)
Prof. Dr. Henning Kagermann (Co-CEO)	133,396	7.11	948.4	4.67	623.0
Léo Apotheker (Co-CEO)	88,933	7.11	632.3	4.67	415.3
Dr. Werner Brandt	81,200	7.11	577.3	4.67	379.2
Erwin Gunst1)	—	—	—	—	—
Prof. Dr. Claus E. Heinrich	81,200	7.11	577.3	4.67	379.2
Bill McDermott1)	—	—	—	—	—
Gerhard Oswald	81,200	7.11	577.3	4.67	379.2
John Schwarz2)	81,200	7.11	577.3	4.67	379.2
Jim Hagemann Snabe1)	—	—	—	—	—
Dr. Peter Zencke	81,200	7.11	577.3	4.67	379.2
Total	628,329		4,467.2		2,934.3

1)	Member of the Executive Board since July 1, 2008. (No allocations were made after that date.)

2)	Member of the Executive Board since March 1, 2008. (The table shows allocations since that date.)
SAP Annual Report 2008     37

	2007 Allocations
		Fair Value	Total Fair Value of Long-Term	Fair Value
		per Right at Time	Incentive Elements	per Right on	Total Value on
	Quantity	of Grant	at Time of Grant	December 31, 2007	December 31, 2007
		€	€(000)	€	€(000)
Prof. Dr. Henning Kagermann (Co-CEO)	118,637	8.00	949.1	8.53	1,012.0
Léo Apotheker (Co-CEO)	79,093	8.00	632.7	8.53	674.7
Dr. Werner Brandt	72,216	8.00	577.7	8.53	616.0
Prof. Dr. Claus E. Heinrich	72,216	8.00	577.7	8.53	616.0
Gerhard Oswald	72,216	8.00	577.7	8.53	616.0
Dr. Peter Zencke	72,216	8.00	577.7	8.53	616.0
Total	486,594		3,892.6		4,150.7
End-of-Service Undertakings
      Retirement Pension Plan
Members of the Executive Board receive a retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until but not after the beneficiary’s 60th birthday. The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG.
The benefit payable has been agreed with the active Executive Board members. If service is ended prematurely, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.
On January 1, 2000, SAP AG introduced a contributory retirement pension plan. At that time, the performance-based retirement plan was discontinued for Executive Board members. Entitlements accrued up to December 31, 1999, were unaffected. The benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pen- sion agreements and a salary-linked contribution for the period commencing January 1, 2000. The contribution is 4 % of applicable compensation up to the applicable income threshold plus 14 % of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 90 % of target annual salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.
An exceptional agreement applies to Executive Board member Léo Apotheker. Léo Apotheker’s agreement provides only for a retirement pension, and the pension contribution reflects his participation in the French social security system. Henning Kagermann’s rights to retirement pension benefits will be increased by further annual contributions because he has remained a member of the Executive Board after his 60th birthday.
038     Compensation Report

Executive Board member Bill McDermott has rights to future benefits under the pension plan of SAP America, Inc. The pension plan of SAP America, Inc. is a cash balance plan that provides on retirement either monthly pension payments or a lump sum. The pension becomes available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits.
In addition, for the following members of the Executive Board SAP paid pension contributions to third parties in 2008 (in accordance with IAS 19):

€(000)	In Fiscal Year 2008
Bill McDermott	474.5
Jim Hagemann Snabe	92.1
SAP made no retirement pension plan contributions in respect of Executive Board member John Schwarz in 2008.
The following table shows the change in total projected benefit obligation (PBO) and in the total accruals for pension obligations to Executive Board members:

	Prof. Dr.
	Henning	Léo				Prof. Dr.
	Kagermann	Apotheker	Shai	Dr. Werner	Erwin	Claus E.	Bill	Gerhard	Dr. Peter
€(000)	(Co-CEO)	(Co-CEO)	Agassi	Brandt	Gunst1)	Heinrich	McDermott	Oswald	Zencke	Total
PBO January 1, 2007	5,334.7	445.4	356.8	593.3	—	3,015.3	—	3,284.3	3,875.9	16,905.7
Less plan assets market value	4,582.5	603.4	246.4	408.2	—	1,763.4	—	2,015.1	2,947.0	12,566.0
January 1, 2007
Accrued January 1, 2007	752.2	- 158.0	110.4	185.1	—	1,251.9	—	1,269.2	928.9	4,339.7
PBO change in 2007	530.5	- 22.9	- 320.9	20.4	—	- 284.4	—	- 269.5	- 228.4	- 575.2
Plan assets change in 2007	645.5	27.0	- 199.0	102.5	—	265.3	—	301.3	407.9	1,550.5
PBO December 31, 2007	5,865.2	422.5	35.9	613.7	280.3	2,730.9	588.4	3,014.8	3,647.5	17,199.2
Less plan assets market value	5,228.0	630.4	47.4	510.7	272.9	2,028.7	45.0	2,316.4	3,354.9	14,434.4
December 31, 2007
Accrued December 31, 2007	637.2	- 207.9	- 11.5	103.0	7.4	702.2	543.4	698.4	292.6	2,764.8
PBO change in 2008	- 277.2	17.3	—	88.1	108.9	81.0	366.6	84.3	- 36.8	432.2
Plan assets change in 2008	277.2	28.4	—	113.3	- 224.8	282.6	- 11.7	320.2	431.8	1,217.0
PBO December 31, 2008	5,588.0	439.8	—	701.8	389.2	2,811.9	955.0	3,099.1	3,610.7	17,595.5
Less plan assets market value	5,505.2	658.8	—	624.0	48.1	2,311.3	33.3	2,636.6	3,786.7	15,604.0
December 31, 2008
Accrued December 31, 2008	82.8	- 219.0	—	77.8	341.1	500.6	921.7	462.5	- 176.0	1,991.5

1)	When Erwin Gunst joined the Executive Board and his employment with SAP’s Switzerland affiliate ended, his vested plan funds were transferred to a vested benefits account.
SAP Annual Report 2008     039

The following table shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans vested on December 31, 2008:

	Vested on		Vested on		Vested on
	December 31,		December 31,		December 31,
€(000)	2008		2007		2006
Prof. Dr. Henning Kagermann (Co-CEO)	334.9	1)	322.7	1)	289.8
Léo Apotheker (Co-CEO)	45.5		45.5		45.5
Dr. Werner Brandt	48.0		41.0		34.4
Erwin Gunst	32.8		—		—
Prof. Dr. Claus E. Heinrich	186.1		175.2		165.5
Bill McDermott	121.8		—		—
Gerhard Oswald	201.2		192.8		184.6
Dr. Peter Zencke	226.5		216.9		207.2

1)	Due to the extension of Henning Kagermann’s contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on May 31, 2009, based on the entitlements vested on December 31, 2008.
These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pension actually payable at age 60 will be more than shown in the table.
In 2008, pension benefits of €763,000 were paid to former Executive Board members (2007: € 743,000). On December 31, 2008, the PBO for former Executive Board members was € 11,367,000 (2007: € 11,587,000). Plan assets of € 12,646,000 are available to service these obligations (2007: € 11,811,000).
Postcontractual Noncompete Provisions
During the agreed 12-month postcontractual noncompete period, Executive Board members receive abstention payments corresponding to 50% of their final average contractual compensation as members. SAP deducts the abstention compensation from any amount it owes the member under the pension plan.
End of Term in Office and of Employment Contract
Peter Zencke’s term of office on the Executive Board expired on December 31, 2008, as did the notice period in his contract of employment. In accordance with his contract, since retirement he has been receiving abstention payments for a 12-month postcontractual noncompete period corresponding to 50 % of his final average contractual compensation as a member.
Early Termination
The standard contract for all Executive Board members since January 1, 2006, provides that on termination before full term, SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP for reasons for which he or she is responsible.
040     Compensation Report

If an Executive Board member’s post on the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when a third party is required to make a mandatory takeover offer to the shareholders of SAP AG under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.
We have agreed payments of € 4,120,600 for Claus Heinrich in relation to the ending of his contract with SAP on May 31, 2009, in accordance with the above agreements on payments made for early termination. He will receive € 658,800 in respect of the portion of directors’ profit-sharing bonus to which he is entitled for 2009. We have set aside the postcontractual noncompete provisions in his contract.
Long-Term Incentives for the Executive Board
Members of the Executive Board hold virtual stock options under SAP SOP 2007, stock appreciation rights under the Incentive Plan 2010, stock options under SAP SOP 2002, and stock options and convertible bonds under the Long Term Incentive (LTI) Plan 2000 that were granted to them in previous years. The terms and details of these plans are reported in Note 27 in the Notes to the Consolidated Financial Statements section.
SAP SOP 2007
The table below shows Executive Board members’ holdings, on December 31, 2008, of virtual stock options issued to them under the SAP SOP 2007 plan since its inception, including virtual stock options issued to them both during and before their respective membership of the Executive Board.
The strike price for an option is 110 % of the base price. The base price is the average closing price of one SAP share in the Frankfurt stock exchange Xetra trading system over the 20 consecutive business days immediately starting the day after the announcement of the Company’s preliminary annual results. The premium of 10%, which is payable in addition to the base price, serves the purpose of rendering the exercise of the option economically reasonable only after the stock exchange price of the SAP share has risen by at least 10% as compared with the price used to determine the base price. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. Therefore, none of the options held could be exercised on December 31, 2008.
SAP Annual Report 2008     041

SAP SOP 2007 Stock Options

			Fair Value	Fair Value
		Holding on	per Unit at	per Unit on	Accrual on
		December	Time of	December	December
	Year Granted	31, 2008	Grant	31, 2008	31, 2008
		Quantity
		of Options	€	€	€(000)
Prof. Dr. Henning Kagermann (Co-CEO)	2007	118,637	8.00	3.50	363.3
	2008	133,396	7.11	4.67	259.6
Léo Apotheker (Co-CEO)	2007	79,093	8.00	3.50	242.2
	2008	88,933	7.11	4.67	173.0
Dr. Werner Brandt	2007	72,216	8.00	3.50	221.2
	2008	81,200	7.11	4.67	158.0
Erwin Gunst1)	2007	56,258	8.00	3.50	172.3
	2008	70,284	7.11	4.67	136.8
Prof. Dr. Claus E. Heinrich	2007	72,216	8.00	3.50	221.2
	2008	81,200	7.11	4.67	158.0
Bill McDermott1)	2007	62,508	8.00	3.50	191.4
	2008	70,284	7.11	4.67	136.8
Gerhard Oswald	2007	72,216	8.00	3.50	221.2
	2008	81,200	7.11	4.67	158.0
John Schwarz2)	2007	—	—	—	—
	2008	81,200	7.11	4.67	158.0
Jim Hagemann Snabe1)	2007	37,505	8.00	3.50	114.9
	2008	56,228	7.11	4.67	109.4
Dr. Peter Zencke	2007	72,216	8.00	3.50	221.2
	2008	81,200	7.11	4.67	158.0
Total		1,467,990			3,574.5

1)	Member since July 1, 2008; the holding was allocated before appointment to the Executive Board

2)	Member since March 1, 2008
Incentive Plan 2010
The additional nonrecurring share-based compensation awarded in 2006 comprises STARs for the Incentive Plan 2010 share-based compensation plan. The plan is a nonrecurring incentive with a term of up to five years, intended to give more encouragement than previously for innovation and to ensure the Executive Board actions remain focused on a long-term goal. The Incentive Plan 2010 is a share-based compensation plan intended to reward a substantial increase in our market capitalization. The Executive Board will qualify for payout under the plan only if, not later than the end of 2010, SAP’s average market capitalization during the last six months of a year is not less than 50 % greater than its average value between July 1 and December 31, 2005, (base value: € 44,794,067,259) and SAP stock outperforms the S&P North Software-Software IndexTM (which is the successor of the GSTI Software index) over the same period. Payouts are scaled as follows:
▪	If market capitalization does not increase by 50 % or more, the Executive Board will not receive a payout.

▪	If market capitalization increases by more than 50 % but less than 100%, target achievement will be measured progressively.

▪	If SAP’s market capitalization increases not less than twofold during the said period, the Executive Board will receive a payout of € 100 million.
042     Compensation Report

The STARs awarded to Executive Board members under this plan expire on December 31, 2010. If the target 100 % increase in market capitalization is reached at an earlier date, while at the same time the stock is outperforming the S&P North Software-Software Index, the plan ends at that earlier date. All payouts under the plan are cash; no new SAP shares will be issued. A beneficiary cannot exercise a STAR if he or she would take a windfall profit; that is, a substantial extraordinary unforeseen profit arising out of circumstances not intended by the Executive Board. All decisions in this regard or concerning appropriate reduction of plan payouts are at the sole discretion of the Compensation Committee of the Supervisory Board. The terms and details of this plan are reported in Note 27 in the Notes to the Consolidated Financial Statements section.
Nonrecurring Share-Based Compensation: Incentive Plan 2010

		Fair Value	Fair Value
	Original	per Unit at	per Unit on	Accrual on
	Quantity	Time of	December	December
	Granted	Grant	31, 2008	31, 2008
	Number
	of Rights	€	€	€(000)
Prof. Dr. Henning Kagermann (Co-CEO)	188,182	24.87	3.09	340.2
Léo Apotheker (Co-CEO)	125,455	24.87	3.09	226.8
Dr. Werner Brandt	62,727	24.87	3.09	113.4
Erwin Gunst1)	28,815	14.02	3.09	52.1
Prof. Dr. Claus E. Heinrich	62,727	24.87	3.09	113.4
Bill McDermott1)	45,345	14.02	3.09	82.0
Gerhard Oswald	62,727	24.87	3.09	113.4
Jim Hagemann Snabe1)	17,290	14.02	3.09	31.3
Dr. Peter Zencke	62,727	24.87	3.09	113.4
Total	655,995			1,186.0

1)	Member since July 1, 2008; the rights were allocated before appointment to the Executive Board
SAP SOP 2002
The table below shows Executive Board members’ December 31, 2008, holdings of stock options issued in previous years under the SAP SOP 2002 plan since its inception.
The strike prices for SAP SOP 2002 stock options are 110 % of the base price of an SAP AG common share. The base price is the arithmetic mean closing auction price for SAP stock in the Xetra trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The strike price cannot be less than the closing auction price on the day before the issue date. As a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to
SAP Annual Report 2008     043

which they entitle the holder. Consequently, the strike prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the strike price for an option is four times the strike price per share shown in the table.
No rights expired or were forfeited in the report year.
SAP SOP 2002 Stock Options

		Strike			Rights
		Price			Exercised	Price on	Holding on
	Year Granted	per Share	Holding on January 1, 2008		in 2008	Exercise Day	December 31, 2008
			Quantity	Remaining	Quantity		Quantity	Remaining
		€	of Shares	Term in Years	of Shares	€	of Shares	Term in Years
Prof. Dr. Henning Kagermann (Co-CEO)	2004	37.50	200,000	1.13	—	—	200,000	0.13
	2005	33.55	267,820	2.11	—	—	267,820	1.11
	2006	46.48	143,404	3.10	—	—	143,404	2.10
Léo Apotheker (Co-CEO)	2004	37.50	112,000	1.13	—	—	112,000	0.13
	2005	33.55	149,980	2.11	—	—	149,980	1.11
	2006	46.48	95,604	3.10	—	—	95,604	2.10
Dr. Werner Brandt	2004	37.50	112,000	1.13	—	—	112,000	0.13
	2005	33.55	149,980	2.11	—	—	149,980	1.11
	2006	46.48	87,292	3.10	—	—	87,292	2.10
Erwin Gunst1)	2005	33.55	61,264	2.11	—	—	61,264	1.11
	2006	46.48	44,596	3.10	—	—	44,596	2.10
Prof. Dr. Claus E. Heinrich	2004	37.50	112,000	1.13	—	—	112,000	0.13
	2005	33.55	149,980	2.11	—	—	149,980	1.11
	2006	46.48	87,292	3.10	—	—	87,292	2.10
Bill McDermott1)	2006	46.48	77,296	3.10	—	—	77,296	2.10
Gerhard Oswald	2005	33.55	149,980	2.11	—	—	149,980	1.11
	2006	46.48	87,292	3.10	—	—	87,292	2.10
Jim Hagemann Snabe1)	2005	33.55	51,180	2.11	—	—	51,180	1.11
	2006	46.48	37,164	3.10	—	—	37,164	2.10
Dr. Peter Zencke	2004	37.50	112,000	1.13	—	—	112,000	0.13
	2005	33.55	149,980	2.11	—	—	149,980	1.11
	2006	46.48	87,292	3.10	—	—	87,292	2.10
Total			2,525,396				2,525,396

1)	Member since July 1, 2008; the shares were allocated before appointment to the Executive Board
LTI Plan 2000
Beneficiaries under the LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of SAP stock the day before the bond was issued, while the option strike price varies with the performance of SAP stock over time against the S&P North Software-Software Index (the successor of the GSTI Software index).
044     Compensation Report

The table below shows stock options held by members of the Executive Board on Decem-ber 31, 2008, granted in earlier years under the LTI Plan 2000. The strike prices for LTI Plan 2000 stock options reflect the prices payable by an Executive Board member for one SAP common share on exercise of the option on December 31, 2008. The strike prices vary with the performance of SAP stock over time against the S&P North Software-Software Index. As a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the strike price for an option is four times the strike price per share shown in the table.
LTI Plan 2000 Stock Options

		Strike			Rights
		Price			Exercised	Price on	Holding on
	Year Granted	per Share1)	Holding on January 1, 2008		in 2008	Exercise Day1)	December 31, 2008
			Quantity	Remaining	Quantity		Quantity	Remaining
		€	of Shares	Term in Years	of Shares	€	of Shares	Term in Years
Prof. Dr. Henning Kagermann (Co-CEO)	2000	—	112,128	2.14	—	—	112,128	1.14
	2001	—	157,500	3.14	—	—	157,500	2.14
Léo Apotheker (Co-CEO)	2002	—	87,500	4.14	—	—	87,500	3.14
Dr. Peter Zencke	2000	—	27,924	2.14	—	—	27,924	1.14
	2001	—	73,700	3.14	—	—	73,700	2.14
Total			458,752				458,752

1)	No options were exercised in 2008, and the strike price is variable in accordance with the terms of the plan -being ascertained on the day an option is exercised — so there is no information to disclose here.

2)	No options were exercised in 2009, so no strike price is shown.
The table below shows convertible bonds held by members of the Executive Board on De-cember 31, 2008, granted in earlier years under the LTI Plan 2000. The strike prices for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP common share on conversion of the bond. The strike prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the strike price for a bond is four times the strike price per share shown in the table.
SAP Annual Report 2008     045

LTI Plan 2000 Convertible Bonds

		Strike			Rights
		Price			Exercised	Price on	Holding on
	Year Granted	per Share	Holding on January 1, 2008		in 2008	Exercise Day	December 31, 2008
			Quantity	Remaining	Quantity		Quantity	Remaining
		€	of Shares	Term in Years	of Shares	€	of Shares	Term in Years
Prof. Dr. Henning Kagermann (Co-CEO)	2000	72.58	89,700	2.14	—	—	89,700	1.14
	2001	47.81	126,000	3.14	—	—	126,000	2.14
	2002	37.88	360,000	4.14	—	—	360,000	3.14
Léo Apotheker (Co-CEO)	2000	83.67	95,400	2.19	—	—	95,400	1.19
	2001	47.81	120,000	3.14	—	—	120,000	2.14
	2002	37.88	70,000	4.14	—	—	70,000	3.14
Dr. Werner Brandt	2001	47.81	20,000	3.14	—	—	20,000	2.14
	2002	37.88	120,000	4.14	—	—	120,000	3.14
Prof. Dr. Claus E. Heinrich	2000	72.58	65,700	2.14	—	—	65,700	1.14
	2001	47.81	88,000	3.14	—	—	88,000	2.14
	2002	37.88	200,000	4.14	—	—	200,000	3.14
Gerhard Oswald	2000	72.58	65,700	2.14	—	—	65,700	1.14
	2001	47.81	88,000	3.14	—	—	88,000	2.14
Dr. Peter Zencke	2000	72.58	65,700	2.14	—	—	65,700	1.14
	2001	47.81	88,000	3.14	—	—	88,000	2.14
	2002	37.88	200,000	4.14	—	—	200,000	3.14
Total			1,862,200				1,862,200
Total Expense for Share-Based Compensation
In the report year and the prior year, total expense for the share-based compensation plans of Executive Board members was recorded as follows:

€(000)	2008	2007
Prof. Dr. Henning Kagermann (Co-CEO)	55.9	1,047.5
Léo Apotheker (Co-CEO)	37.3	690.3
Dr. Werner Brandt	98.9	601.4
Erwin Gunst1)	108.0	—
Prof. Dr. Claus E. Heinrich	98.9	518.7
Bill McDermott1)	97.4	—
Gerhard Oswald	98.9	601.4
John Schwarz2)	158.1	—
Jim Hagemann Snabe1)	95.2	—
Dr. Peter Zencke	98.9	601.4
Total	947.5	4,060.7

1)	Member of the Executive Board since July 1, 2008.

2)	Member of the Executive Board since March 1, 2008.
046     Compensation Report

Stock Held by Executive Board Members
No member of the Executive Board holds more than 1 % of the common stock of SAP AG. Members of the Executive Board held a total of 88,527 SAP shares on December 31, 2008. On December 31, 2007, members of the Executive Board held a total of 86,515 SAP shares.
The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2008:
Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				€
Léo Apotheker (Co-CEO)	October 29, 2008	Stock purchase	2,000	26.35
Executive Board: Other Information
We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2008 or the previous year.
As far as the law permits, SAP AG and SAP AG’s affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. There is no individual deductible as envisaged in the German Corporate Governance Code. We believe the motivation and responsibility that the members of the Executive Board and Supervisory Board bring to their duties would not be improved by such a deductible element. For this reason, SAP regards a deductible as unnecessary for the insured group.
SAP Annual Report 2008     47

Compensation for Supervisory Board Members
Compensation System
Supervisory Board members’ compensation is governed by our Articles of Incorporation, section 16. Each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenses, compensation composed of fixed elements and a variable element. The variable element depends on the dividend paid by SAP on common shares.
The fixed element is € 75,000 for the chairperson, € 50,000 for the deputy chairperson, and € 37,500 for other members. For membership of a Supervisory Board committee, members receive additional fixed compensation of € 2,500 (provided that the relevant committee meets during the fiscal year) and the chairperson of the committee receives € 5,000. The fixed remuneration element is due for payment after the end of the fiscal year.
The variable compensation element is € 8,000 for the chairperson, € 6,000 for the deputy chairperson, and € 4,000 for the other members of the Supervisory Board for each € 0.01 by which the dividend distributed per share exceeds €0.25.
However, the aggregate compensation excluding compensation for committee memberships must not exceed € 200,000 for the chairperson, € 150,000 for the deputy chairperson, and € 100,000 for other members.
Any member of the Supervisory Board having served for less than the entire fiscal year receives one-twelfth of their respective remuneration for each month of service commenced. This also applies to the higher compensation levels for the chairperson and deputy chairperson and to the additional compensation for committee chairs and memberships.
048     Compensation Report

Amount of Compensation
Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on May 19, 2009, the compensation paid to Supervisory Board members in respect of fiscal year 2008 will be as set out in the table below:

	2008				2007
			Compensation				Compensation
	Fixed	Variable	for Committee		Fixed	Variable	for Committee
€(000)	Compensation	Compensation	Work	Total	Compensation	Compensation	Work	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	75.0	125.0	25.0	225.0	75.0	125.0	15.0	215.0
Lars Lamadé (deputy chairperson from May 10, 2007)	50.0	100.0	2.5	152.5	49.0	80.2	2.5	131.7
Pekka Ala-Pietilä	37.5	62.5	7.5	107.5	37.5	62.5	2.5	102.5
Thomas Bamberger (from May 10, 2007)	37.5	62.5	2.5	102.5	25.0	41.7	1.7	68.3
Panagiotis Bissiritsas (from May 10, 2007)	37.5	62.5	5.0	105.0	25.0	41.7	3.3	70.0
Willi Burbach	37.5	62.5	5.0	105.0	37.5	62.5	4.2	104.2
Helga Classen (deputy chairperson until May 10, 2007)	37.5	62.5	2.5	102.5	45.8	75.0	2.5	123.3
Prof. Dr. Wilhelm Haarmann	37.5	62.5	9.0	109.0	37.5	62.5	7.5	107.5
Bernhard Koller (until May 10, 2007)	0.0	0.0	0.0	0.0	15.6	26.0	1.0	42.7
Peter Koop (from May 10, 2007)	37.5	62.5	2.5	102.5	25.0	41.7	1.6	68.3
Christiane Kuntz-Mayr (until May 10, 2007)	0.0	0.0	0.0	0.0	15.6	26.0	2.1	43.8
Bernard Liautaud (from June 3, 2008)	21.9	36.5	1.5	59.8	0.0	0.0	0.0	0.0
Dr. Gerhard Maier	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Dr. h.c. Hartmut Mehdorn	37.5	62.5	1.5	101.5	37.5	62.5	0.0	100.0
Prof. Dr.-Ing. Dr. h.c. Dr.-Ing. E.h. Joachim Milberg (from May 10, 2007)	37.5	62.5	11.5	111.5	25.0	41.7	5.0	71.7
Prof. Dr. Dr. h.c. August-Wilhelm Scheer (until April 4, 2008)	12.5	20.8	2.5	35.8	37.5	62.5	7.5	107.5
Dr. Barbara Schennerlein (until May 10, 2007)	0.0	0.0	0.0	0.0	15.6	26.0	1.0	42.7
Dr. Erhard Schipporeit	37.5	62.5	7.5	107.5	37.5	62.5	5.0	105.0
Stefan Schulz	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Dr. Dieter Spöri (until May 10, 2007)	0.0	0.0	0.0	0.0	15.6	26.0	1.0	42.7
Dr. h.c. Klaus Tschira (until May 10, 2007)	0.0	0.0	0.0	0.0	15.6	26.0	1.0	42.7
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer (from May 10, 2007)	37.5	62.5	2.5	102.5	25.0	41.7	1.7	68.3
Total	646.9	1,094.8	98.3	1,840.0	672.9	1,118.8	76.3	1,867.9
In addition, we reimburse to members of the Supervisory Board their expenses and the value-added tax payable on their compensation.
The total compensation of all Supervisory Board members in 2008 for work for SAP excluding compensation relating to the office of Supervisory Board member was € 1,050,300.
SAP Annual Report 2008     049

Long-Term Incentives for the Supervisory Board
We do not offer members stock options or other share-based compensation for their Supervisory Board work. Any stock options or other share-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.
Supervisory Board Members’ Shareholdings
Note 20 in the Notes to the Consolidated Financial Statements section shows the shareholdings of Supervisory Board members Hasso Plattner (chairperson) and Klaus Tschira (who left the Supervisory Board in May 2007), and the companies they control, on Decem-ber 31, 2008. No other member of the Supervisory Board held more than 1 % of the SAP AG common stock at the end of 2008 or of the previous year. Members of the Supervisory Board held a total of 128,995,306 SAP shares on December 31, 2008. On De-cember 31, 2007, members of the Supervisory Board held a total of 128,993,710 SAP shares.
The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2008:
Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				€
Dr. Elisabeth Strobl-Haarmann	March 13, 2008	Stock sale	4,490	31.50
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	July 4, 2008	Stock purchase	1,500	33.08
Supervisory Board: Other Information
We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2008 or the previous year.
Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.
As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ group liability insurance. For more information about this insurance, see the Executive Board: Other Information section.
050     Compensation Report

A few years ago, the Massachusetts-based solar energy company Evergreen Solar reached a turning point. The company was building its first plant overseas in Germany and was about to make the leap from being a small research and development company to becoming a full commercial operation. To accommodate future growth, the company decided to upgrade its IT systems. Evergreen was fast outgrowing its entry level, largely homegrown legacy systems. The company wanted to eliminate manual procedures, gain insight into all of its business processes as well as meet its Sarbanes-Oxley (SOX) reporting requirements.
Evergreen began to search for an out-of-the-box solution that would combine top tier technology with best practices. Having evaluated many providers and products, Evergreen chose SAP. The SAP Business Suite, featuring embedded, easily adoptable best practices perfectly met Evergreen’s requirements. Most ERP systems require the costly services of an army of consultants and take many months to implement. Contrastingly, Evergreen worked with SAP and business partner Yash (then Genesis Corporate Solutions) to implement the new system in just 12 weeks with no data transfer issues.
The result: Evergreen has witnessed substantial improvements to many of its business processes from accounting and forecasting to plant maintenance and inventory management. The company’s production forecasting and product costing systems have become more visible and straightforward. The new system enables more streamlined and transparent real-time sales forecasting aligned with inventory and production planning. The company also has a clearer understanding of its equipment maintenance and downtime costs and was able to meet the SOX reporting requirements in time for the tight compliance deadlines.
When Evergreen began implementing SAP, the company had about 275 employees. When its new U.S. plant that is currently being ramped is fully open by mid-2009, it will have a workforce of over1,000. As Evergreen continues to grow, it is developing its SAP roadmap for the future. For example, one of the company’s upcoming priorities is to leverage SAP solutions to improve supplier relationship management processes.
“We were able to prove that you don’t have to be a very large company to implement SAP,” says Mark Fidler, Senior Director of Finance and IT, Evergreen Solar. “The more we understand our business requirements, the more we look to SAP to provide us with the foundation for running our business processes.”
Innovation starts with an Idea.       051

We prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) endorsed by the European Union (EU). In addition to the many disclosures required under the IFRS, the notes to our statements contain a great deal of extra detail that we provide voluntarily.
The review of group operations meets the requirements of the German Handelsgesetzbuch (HGB) commercial code, but it also contains additional voluntary information.
This annual report includes a summarized version of the consolidated financial statements we have prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). The full version, with notes to the statements, is part of our “Annual Report on Form 20-F”, which we will submit to the U.S. Securities and Exchange Commission and publish on our Web site. This increases transparency, which the international finance community rightly demands.
052       SAP Annual Report 2008

054	Declaration of the Executive Board

055	Independent Auditor’s Report

Review of SAP Group Operations

058	The SAP Group of Companies

066	Financial Measures Cited in this Review

074	Economic Conditions

076	Business at SAP

083	Income

089	Finances

091	Assets

092	End-of-Year Situation

093	Employees

096	Research and Development

102	Corporate Governance

103	Information Concerning Takeovers

105	Risk Factors and Risk Management

116	Business in the New Year: Early News

116	Outlook

Financial Statements

123	Consolidated Financial Statements IFRS

217	Consolidated Financial Statements U.S. GAAP – Short Version

220	Financial Statement of SAP AG (HGB) – Short Version

053

Declaration of the Executive Board
To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Group, and the management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.
Walldorf, March 10, 2009
SAP AG
Walldorf, Baden
The Executive Board

/s/ Léo Apotheker Léo Apotheker

/s/ Werner Brandt	/s/ Henning Kagermann

Werner Brandt	Henning Kagermann

/s/ Jim Hagemann Snabe	/s/ Erwin Gunst

Jim Hagemann Snabe	Erwin Gunst

/s/ Bill McDermott	/s/ Claus Heinrich

Bill McDermott	Claus Heinrich

/s/ John Schwarz	/s/ Gerhard Oswald
John Schwarz	Gerhard Oswald
054       SAP Annual Report 2008

INDEPENDENT AUDITOR’S REPORT
We have audited the consolidated financial statements prepared by the SAP AG, Walldorf, comprising the balance sheet, the income statement, cash flow statement, statement of comprehensive income and the notes to the consolidated financial statements for the business year from January 1 to December 31, 2008. The preparation of the consolidated financial statements in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP) are the responsibility of the parent company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. In addition we have been engaged to express an opinion as to whether the voluntarily prepared group management report is in agreement with the group management report of SAP AG, Walldorf, prepared in accordance with § 290 and § 315 HGB [Handels-gesetzbuch – ,,German Commercial Code"] apart from appropriate incorporation of U.S. GAAP financial data.
We conducted our audit of the consolidated financial statements in accordance with § 317 HGB, German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) as well as in compliance with Auditing Standards Generally Accepted in the United States of America (U.S. GAAS). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with U.S. GAAP are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Our audit has not led to any reservations.
In our opinion, based on the findings of our audit, the consolidated financial statements comply with U.S. GAAP and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The voluntarily prepared group management report is consistent with the consolidated financial statements prepared in accordance with U.S. GAAP and is, apart from appropriate incorporation of U.S. GAAP financial data, in agreement with the group management report of SAP AG prepared in accordance with § 290 and § 315 HGB, on which we have issued an un-qualified statutory audit opinion. Based on this the group management report as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.
Mannheim, Germany
March 11, 2009
KPMG AG Wirtschaftsprüfungsgesellschaft (vormals KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft)

Dr. Schindler Wirtschaftsprüfer	Meurer Wirtschaftsprüfer
Independent Auditor’s Report       055

When Svendsen Antriebstechnik decided to develop an integrated IT system to provide a multi-perspective commercial, technical and historical overview of its new plant and service projects, the German propulsion technology firm looked to SAP for support. The company wanted all of its business processes to be integrated within a single system to improve transparency and efficiency.
Svendsen was already running a basic but reliable ERP system based on SAP Business One that had been implemented in cooperation with its SAP partner, Kirbis Business Solutions. But the company had outgrown the existing technology, so scaling up to a more comprehensive ERP solution seemed like the next logical step. Svendsen had been very satisfied with Kirbis’ support in implementing SAP Business One and decided to talk to the software consultancy firm about options for meeting its growing operational demands.
Kirbis proposed scaling up to SAP Business All-in-One. Implemented in tandem with an IBM Power System server and IBM i software, the combined technologies perfectly fulfilled Svendsen’s needs. As a result of the new, fully integrated solution, the company can access all of its data through a single channel. Through linking disparate business areas, the sys- tem also speeds up cost analysis. Furthermore, the technology’s heightened transparency provides Svendsen’s entire workforce with the same level of access to mission-critical information. Finally, the system is completely stable and reliable, thus enabling employees to concentrate fully on their core business without having to expend precious resources on administrative and maintenance tasks.
Thanks to the SAP Business All-in-One solution, Svendsen now has a much clearer overview of its operations and can more easily perform data analysis on ongoing projects. The linking up of all areas of the business into one system has led to a high level of transparency, enabling the company to process projects and orders in a more timely fashion.
In the coming months, Svendsen will further explore the potential of its new SAP Business All-in-One solution by integrating the Swiss company Demtech AG into the system.
056       Innovation starts with an Idea.

REVIEW OF SAP GROUP OPERATIONS1)
Forward-Looking Statements
This report contains forward-looking statements that are based on our beliefs and assumptions made using information currently available to us. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward- looking statements. The risks and uncertainties include, but are not limited to: economic conditions in general and trends in our business, particularly the current global economic crisis and the general global economic uncertainty and any further deterioration of current conditions; claims and lawsuits against us; our ability to use intellectual property; the success of our new SAP Enterprise support services; and other risks and uncertainties. We describe these and other risks and uncertainties in the Risk Factors and Risk Management section. The words “anticipate,” “believe,” “continue,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such forward-looking statements and information include, for example, the quantitative and qualitative disclosures about market risk pursuant to IFRS 7 and related statements in Note 26 in the Notes to the Consolidated Financial Statements section, the Risk Factors and Risk Management section, our outlook guidance, and other forward-looking information appearing in other parts of this report. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our Annual Report on Form 20-F for fiscal year 2007, and our Annual Report on Form 20-F for fiscal year 2008, which we intend to file with the SEC before June 30, 2009. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this review. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise.

1)	Pictures and graphs are included for illustrative purposes only and are not part of the audited Review of SAP Group Operations.
SAP Annual Report 2008       057

The Sap Group of Companies
Founded in 1972, SAP is one of the leading international providers of business software and, based on market capitalization, we are the world’s third-largest independent software manufacturer. We have more than 82,000 customers in over 120 countries and employ more than 51,500 people at locations in more than 50 countries in the Europe, Middle East, and Africa (EMEA), Americas, and Asia Pacific Japan (APJ) regions. SAP is headquartered in Walldorf, Germany.
Our core business is selling licenses for software solutions and related support services. Our solutions, which cover standard business applications and technologies as well as custom solutions, are designed to help companies make their business processes more efficient and agile and create sustainable new value. In 2008, the SAP product portfolio featured the following key software applications:
▪	The SAP Business Suite applications, for large organizations and international corporations. The applications support core business operations ranging from supplier relationships to production to warehouse management, sales, and all administrative functions, through to customer relationships. There are specific solutions for 25 industries, for instance banking, insurance, chemicals, health-care, retail, consumer products, and the public sector.

▪	SAP Business All-in-One solutions, the SAP Business ByDesign solution, and the SAP Business One application, which address the needs of small businesses and midsize companies.

▪	The SAP NetWeaver technology platform, which integrates information and business processes across diverse technologies and organizational structures.

▪	The SAP BusinessObjects portfolio with solutions for business users, who need software for analyses, reports, and support in rapidly making strategic decisions — and to relieve them of administrative tasks.

▪	Solutions to help customers realize their sustainability goals.
In addition, we offer consulting, maintenance, and training services for our software solutions. We develop and market our products in close cooperation with independent business partners.
Our management reporting breaks our activities down into three segments: Product, Consulting, and Training. For more information about the segments, see Note 28 in the Notes to the Consolidated Financial Statements section.
All of the information in this Review of Group Operations relates to the situation on December 31, 2008, unless otherwise stated.
The SAP Portfolio
We offer a portfolio of business software, technology, and related services and support to meet the long-term requirements and mission-critical needs of our customers. The main challenges facing our customers are the current global economic recession, hypercompetition, rapidly shifting consumer demand, the impact of international economic integration, the accelerating pace of innovation, and the quest for sustainability. To be equal to these challenges, companies and public administrations must link their strategic planning to their business operations, closing the gap between strategy and execution. This is where information technology solutions can help. They can link decision-making systems to integrated, end-to-end processes that can be easily extended to business partners.
Our portfolio of SAP software and services can help customers respond to changes in the business environment with more agility and effect, better capture the benefits of business networks, and thus grow profitably. The goal at the heart of our portfolio of software and services is therefore the best possible combination of efficiency, insight, and flexibility:
▪	Efficiency — Innovative business processes to optimize operations:

SAP connects and streamlines processes across our customers’ businesses to drive efficiency and help enable business operations to achieve strategic goals.
58       Review of SAP Group Operations

SAP Product and Service Portfolio
Software
Services
Applications
Platform
Software-Related Services
Professional Services and Other Service
Solutions for Large Enterprises
Solutions for SME
SAP BusinessObjects Portfolio
Technology Platform
Custom Development
Support Services
On-Demand Software Services
Managed Services[1]
Consulting
Education
Managed Services[1]
Software and Software-Related Service Revenue
Consulting Revenue
Training Revenue
Other Service Revenue

1)	depending on form of contract
▪	Insight — improved decisions for greater success:

SAP enables business people to make more insightful and timely strategic decisions based on better information in the context of specific business issues.

▪	Flexibility — Strategic and operational agility:

With SAP software, customers can more easily pursue new strategies and capture the full benefits of business networks, because business processes are flexible and the business platform is extensible.
In addition, at the end of October we started our Best-Run Now initiative, with special solution offerings to help businesses of all sizes in difficult times of economic uncertainty. It draws together software and service products to offer solutions that can help companies rapidly make a difference in areas such as liquidity, business intelligence (BI), procurement, and people management. Flexible financing options and support for implementation make it easier for customers to invest speedily.
SAP Annual Report 2008       059

Solutions for Large Enterprises
SAP Business Suite
The flagship of our large-enterprise offerings is SAP Business Suite software. SAP Business Suite applications provide end-to-end business process support, reporting, and analytics. Its core applications, industry applications and supplementary applications are powered by the SAP NetWeaver technology platform. Companies use this platform to design, compose, or adapt processes to address the unique needs in their industry.
Core SAP Business Suite Applications
The cornerstone of SAP Business Suite is the SAP ERP application, an integrated enterprise resource planning application. SAP ERP addresses the core business software requirements of midsize businesses and large organizations around the world — in all industries and sectors. SAP ERP includes four individual solutions that support key functional areas: SAP ERP Financials, SAP ERP Human Capital Management, SAP ERP Operations, and SAP ERP Corporate Services.
The other components of SAP Business Suite are:
▪	The SAP Customer Relationship Management (SAP CRM) application, which helps companies acquire and retain customers, build lasting relationships, and improve customer loyalty. Companies can choose between ways to deploy the application: as an on-premise implementation, on-demand as Web-based CRM, or in a hybrid solution that combines both. As our customers’ business needs evolve, they can smoothly transition from one deployment option to another at any time.

▪	The SAP Product Lifecycle Management (SAP PLM) application, which helps companies manage, track, and control all product-related and project-related information over the complete product and asset life cycle and across the extended supply chain. SAP PLM integrates all product-related information needed to collaborate with business partners and supporting processes, including product innovation, design and engineering, quality and maintenance management, and control of environmental issues.

▪	The SAP Supplier Relationship Management application (SAP SRM), which helps organizations in all industries accelerate and optimize the supply cycle by improving their vendor relationships. It provides strategic value through sustainable cost savings, contract compliance, and quick time-to-value.

▪	The SAP Supply Chain Management (SAP SCM) application, which gives our customers a base for building transparent, flexible communities of companies. By integrating all partners in the supply chain, supply and demand can be synchronized along the chain, and materials and knowledge can flow freely among all of the partners concerned. That helps companies intelligently adapt to changing market conditions and proactively respond to shorter, less predictable product life cycles.
We first delivered enhancement packages providing regular updates for SAP ERP in 2007. This unique delivery model, which we introduced for the entire SAP Business Suite in 2008, makes it simpler and faster for customers running SAP Business Suite applications to adopt new product functions, industry-specific features, and enterprise services. It also shields customers from the complexity of multiple upgrades and offers them an opportunity to reduce information technology (IT) costs by consolidating their systems on a single platform and reducing the number of separate software instances that need to be maintained.
Our enhancement package model also gives customers planning security. The SAP Business Suite applications are, and will for the next several years remain, a stable platform on which customers can, if they wish, regularly update their system. The packages provide a reliable software enhancement process that alleviates disruption and minimizes costs.
Industry Solutions for Large Enterprises
SAP Business Suite delivers distinct solution portfolios for 25 different industries, including for example banking and insurance, chemicals, healthcare, retail, consumer products, and the public sector. Each industry solution portfolio delivers powerful, industry-specific functions along with best practices we have developed with our customers. Our industry solutions are designed to meet the needs of the major industry sectors listed below. We also offer solutions for numerous subsectors.
060       Review of SAP Group Operations

Process Industries
▪	Chemicals	▪	Mill Products
▪	Oil & Gas	▪	Mining

Discrete Industries
▪	Aerospace & Defense	▪	Automotive
▪	Engineering, Construction & Operations	▪	High Tech
		▪	Industrial Machinery & Components

Consumer Industries
▪	Consumer Products	▪	Retail
▪	Wholesale Distribution	▪	Life Sciences

Service Industries
▪	Media	▪	Logistics Service Providers
▪	Airlines	▪	Telecommunications
▪	Utilities	▪	Professional Services

Financial Services
▪	Banking	▪	Insurance

Public Services
▪	Healthcare	▪	Higher Education & Research
▪	Public Sector
▪	Defense & Security
Solutions for Small Businesses and Midsize Companies
SAP offers three solutions for small businesses and mid-size companies that are easy to implement and use. They are designed to best fit the needs of small businesses and midsize companies that need solutions to help them manage customer relationships, supplier relationships, financial operations, and supply chains.
SAP Business All-in-One
Midsize companies with industry-specific requirements can buy SAP Business All-in-One solutions from our channel partners. Customers can deploy SAP Business All-in-One on-premise or hosted by an SAP partner. If they choose hosting by an SAP partner, the software is operated, maintained, and monitored by SAP experts in an external data center. The customer does not have any maintenance and update work — or any upfront capital investment. SAP Business All-in-One is a complete package built on SAP ERP and SAP CRM, including SAP Best Practices and preconfigured business scenarios specially packaged for industry-specific implementation and use by midsize companies. Approximately 1,100 partners also offer 660 qualified SAP Business All-in-One solutions with extra functions for specific microvertical markets and specific geographic regions.
The SAP Business All-in-One fast-start program provides the complete package together with an online solution configurator and special tools for rapid live implementation. It is currently the choice of approximately 13,450 customers in 50 countries.
SAP Business ByDesign
SAP Business ByDesign is specially designed for businesses with 100 to 500 employees that wish to benefit from a powerful enterprise solution but do not wish to run an extensive IT infrastructure. It enables companies to manage different business processes in harmony on one system. They can choose which business processes to include, and add more as and when they are required. SAP Business ByDesign offers preconfigured best-practice process support for financials, CRM, people management, procurement, project management, and the supply chain through a single, consistent user interface. This solution is hosted on the Internet by SAP and provided to customers in on-demand mode for a monthly fee. It is a completely new business model for SAP. Currently it is available in China, France, Ger-many, India, the United States, and the United Kingdom. We are controlling the ramp-up, carefully selecting new customers and working in close collaboration with them and with partners, and feeding their experience back into product development.
SAP Business One
The SAP Business One application is for small businesses, typically with fewer than 100 employees and 30 users, that are looking for an affordable, single system to cover core operations such as financials, sales, and customer support. Customers can deploy SAP Business One on-premise or hosted by a partner, typically in less than one month. The solution is sold and supported through a global network of approximately 1,200 certified partners. There are over 550 extensions available from independent software vendors (ISVs) and more than 40 country versions. By the end of 2008, SAP Business One had a base of approximately 22,600 customers.
SAP BusinessObjects Portfolio
Our solutions for business users help our customers toward broader insight, aligned strategy, and risk- and performance-optimized decisions. They close the gap between strategy and execution.
SAP Annual Report 2008       061

SAP BusinessObjects Solutions
▪	SAP BusinessObjects BI solutions help simplify the ways that decision makers use information, enabling business users to access, format, analyze, navigate in, and share information across their organization.

▪	SAP BusinessObjects information management (IM) solutions help organizations improve their data quality, understand and use information better, track data lineage for compliance purposes, and ensure consistent semantics across the business.

▪	The SAP BusinessObjects intelligence platform is a BI platform with a wide scope that makes relevant BI available to users in accordance with their roles. The platform has functions to drive productivity and improves organization-wide decision-making processes.

▪	SAP BusinessObjects enterprise performance management (EPM) solutions empower organizations to manage all financial and operational aspects of strategy, planning, budgeting, forecasting, reporting, and analytic requirements.

▪	SAP BusinessObjects governance, risk, and compliance (GRC) solutions help ensure that customers have the proper processes and controls in place to realize transparent GRC.
Additional Solutions for Business Users
Originally announced in April 2005, Duet software provides seamless access to SAP business process software and data using Microsoft Office on the business user’s desk-top. Duet is the result of collaboration between Microsoft and us, and is our first joint product. In 2008, SAP and Microsoft deepened the relationship and jointly enhanced Duet with additional business scenarios, platform capabilities, and development tools.
Alloy software, which we developed with IBM, enables business users to access SAP software and information from within the familiar IBM Lotus Notes environment.
Business Intelligence Solutions for Midsize Companies
The SAP BusinessObjects portfolio comprises BI solutions for small businesses and midsize companies. The solutions are specifically designed to address the needs of businesses in that segment.
The Crystal Reports family of offerings is specially designed for small businesses that need a stable, easy reporting solution for all areas in their organization — a solution that can draw on virtually any source of data. Customers can use proven functions for designing, managing, visualizing, delivering, and scheduling reports. We can deliver it in on-premise mode — either on a server or as a single desktop application — or in on-demand mode.
SAP BusinessObjects Edge BI software is powerful, integrated BI software for midsize companies. It delivers solutions for operational reports, ad-hoc reporting and analysis, and dashboards, with powerful data integration and quality. Customers can start with options to address their immediate BI requirements and build their solution as their needs grow — at a low investment cost.
The SAP NetWeaver Technology Platform
IT organizations can use SAP NetWeaver to run business software, such as SAP Business Suite applications and SAP-certified partner solutions, from a single, unified technology platform. As the technical foundation for a service-oriented architecture (SOA), SAP NetWeaver helps IT organizations evolve their existing IT infrastructure into a business process platform and enhance the performance of their business processes.
It unifies numerous middleware functions into a single software environment to reduce IT complexity and increase business agility. The platform supports open standards, so companies can use it to integrate heterogeneous systems and data from diverse SAP and non-SAP sources. It can help organizations make their business processes reliable, secure, and scalable. SAP NetWeaver is a technology platform for modular composition of applications and for the delivery of solutions.
Solutions for Sustainability
We aim to enable companies to execute their sustainability strategies using SAP software solutions, thereby making a contribution to growing their corporate value, protecting their brands, and mitigating compliance risks. We see sustainability as anchored in a holistic approach to risk and opportunity from social, environmental, and economic perspectives. With our SAP BusinessObjects GRC solutions, we help customers better manage risk and compliance, especially with regard to financial processes, environmental concerns, and securing the global supply chain. Additionally, SAP Business Suite software provides business process efficiency, flexibility and insight, representing a sound foundation for an organization’s sustainability endeavors.
062       Review of SAP Group Operations

These are solutions that are specifically oriented to sustain-ability:
▪	The SAP Supply Chain Management application is designed to help our customers achieve their sustainability objectives. Companies can use it to consolidate orders and optimize shipments, reducing CO2 emissions and overall energy consumption.

▪	The SAP Environment, Health, and Safety Management (SAP EHS Management) application supports the management of environment, health, and safety, industrial hygiene, and occupational health processes as well as compliance for product safety, hazardous substances, dangerous goods, and waste management. In addition, SAP EHS Management helps ensure compliance with environmental laws and policies as well as reduce associated costs, efforts, and risks on plant and corporate levels. Companies can also use this software to manage compliance with European law concerning the registration, evaluation, authorization, and restriction of chemicals (REACH), which helps them secure the right to market their products.

▪	The SAP Recycling Administration application helps ensure compliance with worldwide recycling legislation for packaging, batteries, and waste electrical and electronic equipment.

▪	The SAP BusinessObjects Risk Management application helps companies balance business opportunities and the associated financial, legal, and operational risks. By specifically monitoring high-impact risks to avoid incurring damaging market sanctions, companies can maximize corporate performance.
Because SAP applications are integrated, they can efficiently support compliance. Integration with SAP and non-SAP software gives businesses increased visibility, supporting compliance functions across the enterprise and its network of business partners.
SAP Services Portfolio
The SAP Services organization provides a broad array of methodologies, tools, and certified partner offerings to meet our customers’ business needs. The SAP Services portfolio includes consulting, education, support, custom development, and managed services. The offerings are categorized into software-related services, and professional services and other services. Software-related services are support services provided by the SAP support units (SAP Active Global Support, SAP BusinessObjects — Customer Assurance, and SME Services) and custom development provided by the SAP Custom Development organization. Our professional services and other services are consulting, education, and managed services.
SAP Services has a local presence in more than 50 countries and runs 77 training centers, seven global support centers, and 10 custom development centers in Europe, Asia, and the Americas. The 20,000 SAP service experts provide 24x7 support for customer and partner SAP solution portfolios at a global level.
Software-Related Services
The SAP Custom Development organization develops custom solutions on the SAP platform that are tailored to meet customers’ unique business requirements. The service portfolio includes extending and enhancing existing SAP solutions and building new business solutions.
The SAP support units offer a range of services to support our customers before, during, and after implementation of our software solutions. We provide around-the-clock technical support. Moreover, the organization offers proactive, preventive support services to protect and enhance our customers’ current investments in SAP technology and applications. SAP Enterprise Support services are a key element in our offering, providing customers with holistic IT landscape support over the full life cycle of their application with the aim of optimizing the solution’s operation. This covers a wide range of software components: SAP products, custom developments (including developments released by SAP), and partner solutions. SAP Enterprise Support aims to reduce the total cost of operation for our customers by delivering accelerated innovation, protection of investment, and mission-critical support as a solution provider based on defined service-level agreements. SAP Product Support, for our largest enterprise customers, provides the tools and methodologies to take charge of day-to-day support needs and to manage IT landscapes holistically over the life cycle of SAP applications. From implementation to operation to change management, it helps to ensure that SAP solutions contribute to the business goals of our customers. The SAP Safeguarding support option helps our customers mitigate the technical risks of an implementation or upgrade and ensure smooth go-live and ongoing operations. The SAP MaxAttention support option delivers to our largest enterprise customers technical account management for their entire solution life cycle and implementation of end-to-end solution operations.
SAP Annual Report 2008       063

On-Demand Software Services
The market defines on-demand as a software delivery format in a one-to-many framework (one solution served to many customers) that can include different pricing options such as license fees with, optionally, service fees, or recurring subscription fees. It complements the traditional model by giving software vendors an additional format in which to market software and create sustainable value for customers. Customers now have a choice of deployment modes (on premise and off premise) and of payment models (perpetual license with, optionally, recurring service fees or recurring subscription fees).
SAP on-demand software services focus on delivering the right solutions to meet customers’ needs. It is therefore crucial that our customers are able to choose between different deployment options to suit their different business needs. In the large enterprise space, we are currently seeing customers adopting on-demand models for business processes, such as for sales automation processes connected with on-premise ERP software functions, that are less mission-critical than, for example, core financial processes. As a result, we expect gradual adoption of on-demand solutions to be the norm, leading to hybrid landscapes with integration of on-demand and on-premise solutions.
These adoption patterns are a key driver in our on-demand strategy — evidenced, for example, by our SAP CRM and SAP E-Sourcing on-demand solutions, and the SAP BusinessObjects Information OnDemand portal.
Professional Services and Other Services
The SAP Consulting organization offers planning, implementation, and optimization services for business solutions. We advise and support customers on designing business processes and IT infrastructure and help customers with project management and solution implementation and integration. We also help customers optimize solutions and IT landscapes for changing business needs.
The SAP Education organization provides the training, services, and tools required to assist SAP customers and partners in maximizing the value they can create with their SAP solutions. SAP Education offerings include training needs analysis, certification assessments, learning software and tools, and education in several delivery models, including classroom and e-learning.
The SAP Managed Services organization provides application management services and hosting services, running and managing SAP solutions on behalf of customers.
Partner Ecosystem
When customers choose SAP software, they also gain access to the SAP ecosystem, one of the leading networks in the software industry. Its members are a host of software partners, system integrators and resellers, technology partners, developers, industry specialists, and users.
To encourage the development of complementary hardware and software solutions, SAP offers global and local partnership opportunities for numerous business areas and customer needs. Our rich partner community includes software and hardware partners and providers of outsourcing, content, hosting, education, and support services. Among them are well-known vendors, such as Adobe, Cisco, EMC, HP, IBM, Intel, Microsoft, Novell, Research In Motion, and Sun Microsystems, as well as thousands of smaller organizations.
▪	The SAP NetWeaver technology platform enables our partners to develop products and services that fit into our customers’ IT environments. At the same time, it helps us increase revenue from the many vendors that license our technology platform. The SAP NetWeaver community continues to gain momentum, with ISVs currently developing more than 2,400 applications based on SAP NetWeaver.

▪	In July 2007, the first SAP Co-Innovation Lab opened in Palo Alto, California, followed in 2008 by a sister lab in Tokyo. The SAP Co-Innovation Lab offers an environment in which ISVs, system integrators, and technology partners can work with us and with customers on new technologies. They also showcase how customers can increase competitive advantage and improve efficiency by transforming their business networks with an SOA for business applications. We are already working on a number of solution co-innovation projects with Cisco, HP, Intel, NetApp, and VMWare.
064       Review of SAP Group Operations

Communities of Innovation
To encourage continuous co-innovation, collaboration, and ongoing improvement in a wide range of products, services, and business processes, we foster various “communities of innovation.” These are interactive networks of developers, customers, and partners that come together to collaborate on a variety of topics. These are some of the major communities:
▪	The SAP Developer Network (SDN) community — which offers more than 1.4 million members in more than 120 countries the chance to trade experience and insights, pursue business opportunities, and learn from each other -is the biggest innovation community associated with SAP. SDN includes discussion forums, blogs, wikis, software and tool downloads, and e-learning. A wealth of technical assets attracts more than half a million visitors to SDN every month.

▪	The Business Process Expert community is a business process community with more than 500,000 members covering 18 industries and a wide variety of horizontal subjects. Collaboration in the community, the sharing of best practice, and advanced training offerings are among the catalysts that can generate process innovation. Community members, including, for example, specialists on diverse industries, business and application consultants, CIOs, and business process experts, find ample opportunities to exchange ideas in moderated forums, wikis, and expert blogs.

▪	The Industry Value Network program provides a collaborative environment for ISVs, system integrators, and technology vendors to work together with SAP and our customers in the industries. There are now 15 different Industry Value Network groups — for aerospace and defense, automotive, banking, chemicals, consumer products, high tech, industrial machinery and components, insurance, oil and gas, public sector and public security, retail, mill products (forest and paper), mining, logistics service providers, and utilities. The work they do is designed to help companies develop solutions using enterprise services.

▪	The Enterprise Services Community program provides a forum in which customers, partners, and employees of SAP form collaborative groups focused on defining requirements for business process platforms and specifications for enterprise services. The community currently has over 320 members working in 115 definition groups. So successful is this collaborative approach, that the majority of the enterprise services included in the third enhancement package for our market-leading SAP ERP software sprang from requests by customers and partners working together in the community.
Independent market intelligence firms including AMR, Forrester, and Gartner also report on the community strategy, repeatedly mentioning the strategic edge and business advantages gained from SAP’s customer-centric network.
Sharing Knowledge Among Users
To share knowledge and influence SAP development efforts, our customers have established user groups in regions around the world. The two largest are the Americas’ SAP Users’ Group (ASUG), with more than 50,000 members, and the Deutschsprachige SAP-Anwendergruppe (DSAG), which has around 26,000 members in the German-speaking countries. In 2007, SAP initiated a program that encouraged all of these groups to share their expertise and recommended practices with the wider user-group community. It kindled some valuable discussion, which, in the end, is good for all SAP stakeholders. An umbrella organization, SAP User Group Executive Network (SUGEN), embraces 12 national SAP user groups with the shared aim of defining priorities and agreeing plans of action to bring greater focus to the dialog between SAP and its user groups on the global plane.
SAP Annual Report 2008       065

Financial Measures Cited in this Review
Reporting Standards
Our financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS). Alongside the IFRS financial statements, we also voluntarily prepare financial statements in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). They are filed with the SEC as part of our Annual Report on Form 20-F.
Managing for Value
In 2008, we expressed our internal management reporting and operational objectives and targets in terms of financial measures derived from U.S. GAAP, adjusted by eliminating currency and certain extraordinary effects. We refer to these measures as constant currency non-GAAP measures. This non-GAAP information differs both from our numbers according to U.S. GAAP and from our IFRS numbers.
We use various value-based performance measures to manage the accomplishment of our primary aim, the sustained growth of corporate value, and our ancillary goal of profitable revenue growth.
We eliminated a nonrecurring deferred support revenue writedown from the acquisition of Business Objects S. A. (Business Objects) and acquisition-related charges from the U.S. GAAP-derived key measures we mainly used during the year to manage our operational business, which are non-GAAP growth of software and software-related service revenue and non-GAAP operating margin. To compare rates of growth in underlying business volumes, we use unadjusted measures and we also exclude currency effects from the numbers compared by translating them at the exchange rates from the previous year, 2007. We refer to measures from which currency effects have been eliminated as constant currency measures.
▪	Our software and software-related service revenue includes software and support revenue plus subscription and other software-related services. Software revenue growth is the key revenue growth driver because it tends to stimulate our other revenue streams. The principal source of software revenue is the fees customers pay for software licenses. Generally, customers that buy software licenses also enter into maintenance contracts, and after the software sale these generate recurring software-related service revenue in the form of support revenue. Maintenance contracts cover support services, regular software maintenance, and software updates and enhancements. We also generate software-related service revenue when we provide software on subscription or obligatory hosting terms. Software revenue stimulates service revenue from consulting and training sales.

▪	We use non-GAAP operating margin and constant currency non-GAAP operating margin to measure our over all operational process efficiency and the performance of our core business (software licenses, support, and other software-related service revenue). Non-GAAP operating margin is the ratio of our non-GAAP operating income, which excludes Business Objects support revenue that Business Objects would have reported had it been an independent company and acquisition-related charges, to total non-GAAP revenue, expressed as a percentage.
We also use performance measures — chiefly net financial income/expense and the effective Group tax rate — to manage non-operating items.
▪	Financial income provides insight especially into the return on liquid assets and capital investments and the cost of borrowed funds. To manage financial income, we focus on cash flow, the composition of our liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. We also monitor average outstanding borrowings and the associated interest expense. Another aspect is management of working capital by controlling the days’ sales outstanding for receivables.

▪	The effective Group tax rate is the ratio of income taxes to income from continuing operations before income taxes and minority interests (in accordance with U.S. GAAP), expressed as a percentage.
Earnings per share (EPS) is a measure of the overall performance of the Group, because it catches all operating and non-operating elements of profit. It represents the portion of profit after income taxes allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business but also by the weighted average number of shares outstanding. We see buying back stock as another good way (in addition to distributing a dividend) of returning value to shareholders, so we repurchase SAP stock for treasury pursuant to powers granted by our shareholders at their meetings.
Our holistic view of the performance measures described above and our associated analyses together make up the information base we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to the decision makers.
066       Review of SAP Group Operations

The Company’s long-term strategic plans are the point of reference for SAP’s other planning and controlling processes, including creating a multiyear plan: We identify future growth and profitability drivers at a highly aggregated level. The process is intended to identify the best areas in which to target sustained investment. The next step is to distill multiyear plans for areas of development and for customer-facing and support functions, and to break them down by sales region. We allocate resources to achieve targets we derive from detailed annual plans. We also use quarterly forecasting processes, which we can adapt ad-hoc, to quantify success in realizing strategic revenue and income goals and to identify any deviations from plan. We closely monitor the concerned units in the Group to analyze such developments and define any appropriate actions.
The entire network of planning, control, and reporting processes is implemented in integrated planning and information systems across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions. For example, we can precisely analyze differences in profitability between subsidiaries or investigate the impact of revenue growth on profit.
Measures Reported in This Review of Group Operations
Our guidance information for 2008 was expressed in non-GAAP terms, so in this Review of Group Operations we report on our performance against that guidance in IFRS and non-GAAP terms. This section explains the non-GAAP terms and provides a reconciliation to the closest IFRS financial information. Our outlook guidance for 2009 is also expressed in non-GAAP terms.
Reconciliation
Non-GAAP to U.S. GAAP to IFRS

	2008
		IFRS
		vs.					Non-GAAP
		U.S. GAAP				Currency	Constant
€ millions, unless otherwise stated	IFRS	Difference	U.S. GAAP	Adjustment	Non-GAAP	Effect	Currency
Revenue
Software revenue	3,606	0	3,606	0	3,606	139	3,745
Support revenue	4,602	- 9	4,593	166	4,759	155	4,914
Subscription and other software-related service revenue	258	0	258	0	258	2	260
Software and software-related service revenue	8,466	- 9	8,457	166	8,623	296	8,919
Consulting revenue	2,498	0	2,498	0	2,498	92	2,590
Training revenue	434	0	434	0	434	18	452
Other service revenue	107	0	107	0	107	4	111
Professional services and other service revenue	3,039	0	3,039	0	3,039	114	3,153
Other revenue	70	- 1	69	0	69	3	72
Total revenue	11,575	- 10	11,565	166	11,731	413	12,144

Total operating expenses
Cost of software and software-related services	- 1,743	97	- 1,646	193	- 1,453
Cost of professional services and other services	- 2,285	- 11	- 2,296	0	- 2,296
Research and development	- 1,627	- 4	- 1,631	17	- 1,614
Sales and marketing	- 2,546	6	- 2,540	86	- 2,454
General and administration	- 624	1	- 623	1	- 622
Other income/expense, net	- 49	60	11	0	11
Total operating expenses	- 8,874	149	- 8,725	297	- 8,428	- 266	- 8,694

Operating profit and margin
Operating profit	2,701	139	2,840	463	3,303	147	3,450
Operating margin	23.3%		24.6%		28.2%		28.4%
SAP Annual Report 2008       067

Revenue by Region
Non-GAAP to U.S. GAAP to IFRS

	2008
		IFRS
		vs.					Non-GAAP
		U.S. GAAP				Currency	Constant
€ millions	IFRS	Difference	U.S. GAAP	Adjustment	Non-GAAP	Effect	Currency
Software revenue by region1)
EMEA region	1,844	0	1,844	0	1,844	48	1,892
Americas region	1,184	0	1,184	0	1,184	75	1,259
Asia Pacific Japan region	578	0	578	0	578	16	594
Software revenue	3,606	0	3,606	0	3,606	139	3,745
Software and software-related service revenue by region1)
Germany	1,515	0	1,515	4	1,519	1	1,520
Rest of EMEA region	3,062	- 1	3,061	62	3,123	100	3,223
EMEA region	4,577	- 1	4,576	66	4,642	101	4,743
United States	1,983	- 8	1,975	84	2,059	132	2,191
Rest of Americas region	748	0	748	6	754	39	793
Americas region	2,731	- 8	2,723	90	2,813	171	2,984
Japan	410	0	410	3	413	- 32	381
Rest of Asia Pacific Japan region	748	0	748	7	755	56	811
Asia Pacific Japan region	1,158	0	1,158	10	1,168	24	1,192
Software and software-related service revenue	8,466	- 9	8,457	166	8,623	296	8,919
Total revenue by region1)
Germany	2,193	0	2,193	4	2,197	0	2,197
Rest of EMEA region	4,013	- 2	4,011	62	4,073	128	4,201
EMEA region	6,206	- 2	6,204	66	6,270	128	6,398
United States	2,890	- 8	2,882	84	2,966	201	3,167
Rest of Americas region	990	0	990	6	996	51	1,047
Americas region	3,880	- 8	3,872	90	3,962	252	4,214
Japan	515	0	515	3	518	- 40	478
Rest of Asia Pacific Japan region	974	0	974	7	981	73	1,054
Asia Pacific Japan region	1,489	0	1,489	10	1,499	33	1,532
Total revenue	11,575	- 10	11,565	166	11,731	413	12,144

1)	Based on location of customer
068       Review of SAP Group Operations

Reconcliliation
Non-GAAP to U.S. GAAP to IFRS

	2007
		IFRS
		vs.
		U.S. GAAP
€ millions, unless otherwise stated	IFRS	Difference	U.S. GAAP	Adjustment	Non-GAAP
Revenue
Software revenue	3,407	0	3,407	0	3,407
Support revenue	3,852	- 14	3,838	0	3,838
Subscription and other software-related service revenue	182	0	182	0	182
Software and software-related service revenue	7,441	- 14	7,427	0	7,427
Consulting revenue	2,221	0	2,221	0	2,221
Training revenue	410	0	410	0	410
Other service revenue	113	0	113	0	113
Professional services and other service revenue	2,744	0	2,744	0	2,744
Other revenue	71	0	71	0	71
Total revenue	10,256	- 14	10,242	0	10,242
Total operating expenses
Cost of software and software-related services	- 1,350	40	- 1,310	53	- 1,257
Cost of professional services and other services	- 2,091	0	- 2,091	2	- 2,089
Research and development	- 1,461	3	- 1,458	0	- 1,458
Sales and marketing	- 2,173	11	- 2,162	6	- 2,156
General and administration	- 499	-7	-506	0	-506
Other income/expense, net	16	1	17	0	17
Total operating expenses	- 7,558	48	- 7,510	61	- 7,449
Operating profit and margin
Operating profit	2,698	34	2,732	61	2,793
Operating margin	26.3%		26.7%		27.3%
SAP Annual Report 2008       069

Revenue by Region
Non-GAAP to U.S. GAAP to IFRS

	2007
		IFRS
		vs.
		U.S. GAAP
€ millions	IFRS	Difference	U.S. GAAP	Adjustment	Non-GAAP
Software revenue by region1)
EMEA region	1,697	0	1,697	0	1,697
Americas region	1,228	0	1,228	0	1,228
Asia Pacific Japan region	482	0	482	0	482
Software revenue	3,407	0	3,407	0	3,407
Software and software-related service revenue by region1)
Germany	1,433	- 1	1,432	0	1,432
Rest of EMEA region	2,542	- 1	2,541	0	2,541
EMEA region	3,975	- 2	3,973	0	3,973
United States	1,849	- 11	1,838	0	1,838
Rest of Americas region	658	- 1	657	0	657
Americas region	2,507	- 12	2,495	0	2,495
Japan	340	0	340	0	340
Rest of Asia Pacific Japan region	619	0	619	0	619
Asia Pacific Japan region	959	0	959	0	959
Software and software-related service revenue	7,441	- 14	7,427	0	7,427
Total revenue by region1)
Germany	2,005	- 1	2,004	0	2,004
Rest of EMEA region	3,387	- 1	3,386	0	3,386
EMEA region	5,392	- 2	5,390	0	5,390
United States	2,717	- 11	2,706	0	2,706
Rest of Americas region	872	- 1	871	0	871
Americas region	3,589	- 12	3,577	0	3,577
Japan	447	0	447	0	447
Rest of Asia Pacific Japan region	828	0	828	0	828
Asia Pacific Japan region	1,275	0	1,275	0	1,275
Total revenue	10,256	- 14	10,242	0	10,242

1)	Based on location of customer
Non-GAAP Financial Information
As already noted and as shown in the tables above, this Review of Group Operations for fiscal year 2008 includes certain non-GAAP financial information. This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, free cash flow, constant currency revenue and operating income measures as well as U.S. dollar-based revenue numbers that are not prepared in accordance with U.S. GAAP or IFRS and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS.
We believe that it is of interest to investors to receive certain supplemental historical and prospective non-GAAP financial information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with U.S. GAAP — to attain a more transparent understanding of our past performance and our future results. Beginning
070       Review of SAP Group Operations

in 2008, we use these non-GAAP measures as defined below consistently in our planning, forecasting, reporting, compensation and external communication. Specifically,
▪	Our management uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for financial, strategic and operating decisions.

▪	The variable remuneration components of our board members and employees that are tied to our company’s growth and operating performance are based on SAP’s achievement of its targets for non-GAAP operating income, non-GAAP software and software-related revenue growth at constant currencies, and non-GAAP operating margin at constant currencies.

▪	The annual budgeting process involving all management units is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

▪	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures rather than U.S. GAAP numbers.

▪	Both company-internal target setting and guidance provided to the capital markets are based on non-GAAP revenues and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
▪	The non-GAAP measures provide investors with insight into management’s decision-making since management uses these non-GAAP measures to run our business and make financial, strategic and operating decisions.

▪	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from the acquisition of Business Objects.
Our non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects:
Non-GAAP Revenue
Revenues in this document identified as “non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but which are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this nonrecurring revenue impact provides additional insight into our ongoing performance: The support contracts are typically one-year contracts, and we expect customers will renew them, which would result in revenues from the support fees. However, we cannot provide absolute assurance that these contracts will in fact be renewed.
Non-GAAP Operating Expense
We exclude acquisition-related charges, which are defined as follows:
▪	Amortization expense of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property;

▪	Expense from purchased in-process research and development; and

▪	Restructuring expenses as far as incurred in connection with a business combination
Non-GAAP Operating Income, Non-GAAP Operating Margin
Operating income and operating margin in this document identified as “non-GAAP operating income” and “non-GAAP operating margin” have been adjusted from the respective operating income and operating margin numbers as recorded under U.S. GAAP by adjusting for the above mentioned non-GAAP revenues and expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income and non-GAAP operating margin when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for purposes of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company we exclude these expenses when making decisions to allocate resources both, on a Company level
SAP Annual Report 2008       071

and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period-to-period and as a basis for planning and forecasting future periods. Considering that management at all levels of the organization is heavily focused on our non-GAAP measures in our internal reporting and controlling, we believe that it is in the interest of our investors that they are provided with the same information.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analyzed in conjunction with the corresponding U.S. GAAP measures the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:
-	The additional insight into our potential future financial performance that our non-GAAP revenue numbers are intended to provide assumes that Business Objects customers renew their maintenance contracts. Projections of our future revenues made based on these numbers would be overstated if such maintenance renewals do not occur.

-	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues that result from the acquisitions.

-	The acquisition-related one-time charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

-	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers are recurring expenses that will impact our financial performance in future years.

-	While our non-GAAP revenue numbers are adjusted for a one-time impact only, our non-GAAP expenses are adjusted for both one-time and recurring items. Additionally, the revenue adjustment for the fair value accounting for Business Objects support contracts and the expense adjustment for one-time and recurring acquisition-related charges do not arise from a common conceptual basis as the revenue adjustment aims at improving the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims at improving the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP or IFRS.
Constant Currency Non-GAAP Financial Information
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide data expressed in such units to present changes in the volume of products and services sold. To provide information that may be useful to investors in breaking down and evaluating sales volume changes, we do present information adjusted for foreign currency effects about revenue changes and various values and components relating to operating income. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly because the currency effects that are eliminated constitute a significant element of our revenues and expenses and may materially affect our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, profit, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering constant currency period-over-period changes in measures of financial performance
072       Review of SAP Group Operations

only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income or other measures prepared in accordance with U.S. GAAP.
Non-GAAP Revenue Information in U.S. Dollars
Almost all of our major competitors report their financial performance in U.S. dollars. Consequently, changes in exchange rates, particularly in the U.S. dollar to euro rate, affect the financial statements of our competitors differently than our euro-based financial statements. We therefore believe that revenue information in U.S. dollars provides investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth without currency Effects.
We prepare our U.S. dollar non-GAAP revenue information as if SAP’s reporting currency were the U.S. dollar. In fact, the reporting currency of our U.S. GAAP and IFRS financial statements as filed in Germany and in the United States with the SEC is the euro. Additionally, our non-GAAP revenue numbers in U.S. dollars have been adjusted from the respective U.S. GAAP revenue numbers by the same fair-value adjustment for Business Objects support revenue as the non-GAAP revenue numbers in euros discussed above.
SAP’s management uses our non-GAAP revenue information in U.S. dollars to obtain a better understanding of SAP’s growth in comparison to that of our major competitors.
We believe that our U.S. dollar non-GAAP revenue information has limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering not only our non-GAAP operating income and margin but also our U.S. GAAP operating income and margin in euros. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP measures only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with U.S. GAAP in euros.
Reconciliation of Non-GAAP Revenue in U.S. Dollars to IFRS Revenue in Euros

		Software Revenue			Software and Software-Related Revenue

		2008	2007	Change	2008	2007	Change
	IFRS revenue (€ millions)	3,606	3,407	6%	8,466	7,441	14%
+/-	Difference between IFRS revenue and U.S. GAAP revenue (€ millions)	0	0	0	-9	-14	-36%
=	U.S. GAAP revenue (€ millions)	3,606	3,407	6%	8,457	7,427	14%
+/-	Adjustment between U.S. GAAP revenue and non-GAAP revenue (€ millions)	0	0	0	166	0	0
=	Non-GAAP revenue (€ millions)	3,606	3,407	6%	8,623	7,427	16%
+/-	Adjustment (US$ millions)	1,632	1,349	21%	3,967	2,848	39%
=	Non-GAAP revenue (US$ millions)	5,238	4,756	10%	12,590	10,275	23%
SAP Annual Report 2008       073

Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow minus additions to long-lived assets and to intangibles, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP or IFRS.
Free Cash Flow

€ millions	2008	2007	Change
Net cash provided by operating activities	2,158	1,932	12%
Additions to long-lived assets and intangibles excluding additions from acquisitions	- 339	- 400	- 15%
Free cash flow	1,819	1,532	19%
Economic Conditions
Gobal Economic Trends
The international financial crisis pervaded developments in the global economy during 2008. Its impact on the entire financial sector and on the real economy was apparent in pressure on the prices of commodities and of many capital goods, a marked decline in the price of many securities, corrections – in some places very substantial — in real estate prices, a loss of confidence among market participants, and a noticeable decline in demand, which the automotive industry felt especially keenly. In consequence, the economic outlook has deteriorated significantly, and businesses and consumers have accordingly adjusted their expectations. Falling commodity prices at the end of 2008 did nothing to improve overall market sentiment.
In January 2008, the International Monetary Fund (IMF) projected that global output, which is the global total value of all goods and services, would grow 4.2 % in 2008; in January 2009, it revised that projection downward to 3.4%. In an early forecast, the IMF expected world trade in goods and services to increase 5.6 % in 2008; it now believes world trade grew only 4.1 % in 2008.
The European Central Bank (ECB) reported worsening economic trends in the second half of 2008. It observed that global inflationary pressures relaxed toward the end of the year, but that the impact of the turmoil on the financial markets was spreading across the world. The emerging and developing economies, which in past years had made a strong contribution to global economic growth, appear also to have been affected by deteriorating economic conditions. In January 2009, the IMF estimated that their combined 2008 output growth had declined to 6.3%.
According to the ECB, the economies of the United States and western Europe became increasingly subdued over the year. In North America, the sharp downturn in growth was primarily the result of the steep decline in consumer spending, the continuing correction of the housing market, and faltering investment in business plant, equipment, and software. In the economies in the euro area, 2008 saw ever tighter lending standards for business and slower growth in lending to consumers, the ECB reported. The Deutsche Bundesbank reports that in the second half of 2008, Germany was also significantly affected by the ailing global economy. Consumer spending and investment behavior were disrupted, which was reflected in a marked rise in the savings ratio toward the end of 2008.
074       Review of SAP Group Operations

Similarly, the economic situation in Japan was made worse in the second half of 2008 by sluggish domestic demand and a continuing decline in export activity, according to the ECB. Credit conditions did not tighten as much as in other industrialized countries. Nonetheless, the ECB assumes the Japanese economy slowed further in the final quarter of 2008, because the deteriorating employment situation kept consumer spending in check and because exports again decreased as a result of the falling demand overseas for Japanese products.
According to the ECB’s analysis, the pace of growth again slackened appreciably in the emerging and developing economies in Asia during the third quarter of 2008. Although the global economic downturn spread and deepened in the second half of 2008, exports from the emerging countries in Asia were generally not severely affected. Rather, it was declining domestic demand, held back by evaporating consumer and business confidence, that slowed economic growth.
Year-Over-Year Output Growth

%	2007	2008e	2009p
World	5.2	3.4	0.5
Advanced economies	2.7	1.0	- 2.0
United States	2.0	1.1	- 1.6
Euro area	2.6	1.0	- 2.0
Germany	2.5	1.3	- 2.5
Developing Asia	10.6	7.8	5.5
Japan	2.4	- 0.3	- 2.6

e = Estimate; p = Projection
Source: IMF, January 2009
The IT Market
In the assessment of International Data Corporation (IDC), a market research firm based in the United States, the effects of the international financial crisis on the real economy had a pronounced influence on global demand for IT — especially in the final quarter of 2008. Until as late as the summer, the global IT market had withstood relatively well the turmoil of the financial crisis and already receding economic growth — even though that market was beginning to show signs of reduced vigor. In the first half of the year, IDC also observed a flattening of the increase in demand for IT in the emerging economies, trending toward the lower levels of demand growth in the industrialized countries. While, in IDC’s analysis, demand in some industries, such as financial services, retail, and construction, remained weak, international IT spending growth was relatively constant into the third quarter of 2008. IDC attributes such robust growth in IT spending to the increasing complexity of the tasks that IT accomplishes for companies, and on the resultant efficiency gains.
However, as the credit crunch worsened, from mid-September companies showed much less willingness to invest in IT. Investment bank Goldman Sachs’s IT spending indicator suggested that IT capital expenditure growth was decelerating significantly, measured over the full year. By the end of 2008, the perception that economic growth was waning was already reflected in acutely reduced demand from companies for hardware and software, IDC observed.
Overall, in IDC’s analysis, 2008 was a relatively good year because the financial crisis did not affect the real economy until quite late. Year-over-year, worldwide spending on IT, excluding telecommunications, grew 6.9%. Breaking down 2008 spending growth by segment, IDC estimated that the biggest increase was achieved in packaged software (9.1%), while the weakest segment was hardware (4.9 % growth). In its geographical breakdown, IDC estimated that spending grew most strongly in the APJ region (10.3%) and least strongly in the Americas region (3.9%).
Percentage Change Since Previous Year IT Spending

%	2007	2008e	2009p
World
Total IT market	12.5	6.9	0.5
Hardware	13.0	4.9	- 3.6
Packaged software	13.8	9.1	3.4
Application software	14.4	7.9	2.7
Services	11.2	8.0	3.4
Americas region
Total IT market	8.7	3.9	0.6
Packaged software	11.2	5.7	3.9
Application software	10.0	4.8	3.6
Services	6.5	4.8	3.5
EMEA region
Total IT market	16.9	8.4	0.0
Packaged software	19.0	11.5	1.9
Application software	23.0	10.9	1.0
Services	17.2	9.1	2.5
APJ region
Total IT market	12.3	10.3	1.3
Packaged software	11.3	16.2	5.2
Application software	11.0	15.0	4.3
Services	9.4	13.7	5.4

e = Estimate; p = Projection
Source: IDC Black Book Q4, February 2009
SAP Annual Report 2008       075

Business at Sap
Mission And Strategy
Trends and Orientation
In the face of continuous, accelerated change in the business environment, executives must find ways to contend with shifting pressures to ensure sustained competitiveness and profitable growth. These rapid changes are driven by key transformational forces, such as global economic uncertainty, hypercompetition, a rising consumer power, and the quest for sustainability. Recently, the pervasive effect of these pressures on the global business environment has demonstrated that businesses have become more interconnected than ever before. Business models are evolving from linear value chains to collaborative networks with the customer at the center. Within the context of these business networks, each business focuses on what it does best while working closely with other companies to improve the overall customer experience. The business network is a new source of competitive advantage for companies because it increases and speeds innovation — not only between companies, but also with the end-customer — and allows risks to be managed and shared with partners and suppliers.
The sharing of risks, knowledge, and processes is typical of collaborative relationships in a business network, and it benefits all of the collaborators. However, many companies are reluctant to adopt this approach because their strategic planning is isolated from their business operations. Technology solutions can help them close the gap between strategy and execution by linking decision-making systems to integrated, end-to-end processes that can be easily extended to business partners.
Mission
It is part of our mission to help customers resolve such difficulties and thereby enable them to achieve profitable, sustainable growth. To succeed, we wish to build from our established leading position in the business software market and accelerate business and IT innovation for firms and industries. In striving for this goal, we are also contributing to global economic development on a grand scale.
We offer solutions that help companies of all sizes close the gap between strategy and execution. They include the SAP Business Suite family of business applications, SAP NetWeaver, the SAP BusinessObjects portfolio, SAP’s offerings for small businesses and midsize companies, and solutions to help customers realize their sustainability goals. Our portfolio of SAP software and services can help customers attain the visibility, efficiency, and flexibility that enables them to respond to changes in the business environment with more agility and effect and capture the full benefits of business networks.
At the heart of our strategy stands customer value. We intend to widen the market we address with more attractive offerings for our customers including, for example, new data analysis and decision support solutions for business users, and software solutions scaled to small businesses and midsize companies.
Strategy for Growth
Our traditional core customer base includes many large global enterprises as well as midsize companies. Such global companies use the SAP Business Suite applications, SAP Business All-in-One solutions, or SAP Business One to automate their business transactions, enabling better management and governance. In our traditional core business, we seek to win a greater share of our customers’ wallet. We also aim to win new customers, for instance companies that have been using custom software.
Our portfolios of solutions for 25 industries are a crucial factor in our success. In 2008, we focused on strategic industries with exceptional growth potential, including, for example, banking, retail, communications, and the public sector.
Delivering solutions for business users — process owners and decision makers — is a central element of our strategy for growth. In 2008, we concluded the acquisition of Business Objects and expanded our core solutions to address what we identify as the three key needs of decision makers in business. First, they need to make decisions more effectively based on a broader array of structured and unstructured data from sources both inside and outside the enterprise. Second, business users need better tools and applications to support collaborative decision-making. Third, business users seek to build competitive advantage by creating and managing business networks with partners, suppliers, and customers. Our products focus on these needs to help individuals, teams, and companies better collaborate through business networks.
076       Review of SAP Group Operations

The SAP Business ByDesign solution is designed to open up a new segment of the global market for us, smaller businesses with between 100 and 500 employees. They have distinctly different software needs: Getting their new IT solution running quickly, at minimum risk and predictable cost, is often more important for these customers than specific functional depth. Many such companies do not believe that their needs can be met by traditional software offerings or by the available on-demand solutions.
The following measures will help us realize our full growth potential:
▪	Organic growth: Our primary growth strategy is to continue to develop our own product portfolio and our own base of direct customers — by winning more customers and by selling more to our existing customers.

▪	Co-innovation: Collaborating with customers and partners remains one of our central policies. We are investing more in our partner ecosystem. This supports the development of solutions built on the SAP NetWeaver technology platform and leverages sales forces to address the various market and customer segments.

▪	Smart acquisitions: With targeted strategic and “fill-in” acquisitions that add to our broad solution offering for individual industries or across industries, we gain specific technologies and capabilities to meet the needs of our customers.
Significant Results and Events
Revenue Target Missed but Original Profitability Target Achieved
We had an excellent first half of 2008, which encouraged us after six months to narrow our outlook guidance for revenue toward the top of the range we had announced at the beginning of the year. However, the effects of the global financial and economic crisis from the end of the third quarter thwarted our efforts to meet this revised target.
As discussed above, we expressed our internal management goals and our operating targets for 2008 in non-GAAP terms derived from U.S. GAAP measures. For this reason, this review discusses non-GAAP financial measures as well as IFRS measures.
▪	Despite the rapidly deteriorating economic climate, especially in the fourth quarter, our very good performance in the first half of the year enabled us to record non-GAAP percentage revenue growth in double digits in each of the regions for the full year. The products of Business Objects made a very significant contribution to this revenue growth. However, we did not meet our target of increasing non-GAAP software and software-related service revenue, which excludes a nonrecurring deferred support revenue writedown of approximately €180 million from the acquisition of Business Objects, by between 24 % and 27 % on a constant currency basis. The revenue we actually recorded on that basis was €8,919 million (2007: €7,427 million), a year-over-year constant-currency increase of 20% (16 % without adjustment for currency effects). The reason was our relatively low revenue starting from the third week in September under the impact of the international recession, the suddenness and intensity of which negatively affected the economy in all regions and in all industries. In view of the uncertain economic environment, from the fourth quarter we did not give any further specific growth forecast for 2008.

▪	By achieving a constant currency non-GAAP operating margin of 28.4%, we did slightly better than meet the profitability target of between 27.5 % and 28.0 % we set ourselves at the beginning of the year. In the third quarter, we responded to the effects of the financial and economic crisis by revising the profitability target to a constant currency non-GAAP operating margin of 28.0 % for the full year. By promptly implementing stringent cost-containment measures, in the final quarter we saved more than €200 million originally forecasted costs and met that profitability target.
SAP Annual Report 2008       077

▪	In 2008, we again gained segment share — an additional 4.4 percentage points — in the core enterprise application vendor segment. Organic growth accounted for 0.9 percentage points and the acquisition of Business Objects accounted for 3.5 percentage points. Our global share of software and software-related service revenue among those vendors reached 32.8 % by the end of 2008. That means we were 15 percentage points ahead of our closest rival. Based on information from industry analysts, we estimate that total spending on all core enterprise applications is US$38.6 billion a year.

▪	We greatly extended our product portfolio with products for business users from Business Objects, and launched many enhanced products in the course of the year. They included enhancements for SAP ERP, SAP CRM, and SAP NetWeaver Demand for the SAP ERP 6.0 application is especially high, and by the end of the year more than 9,400 customers were already using it in live operation. Our customers are also buying in to our SAP NetWeaver technology platform: At the end of the year, there were already more than 51,300 systems in live use.

▪	Our volume business model for the SME segments again proved successful, and in 2008 we consolidated our leading position. The number of midsize companies using SAP Business All-in-One solutions grew 21 % to 13,450. The number of channel partners selling the solutions decreased slightly, to approximately 1,100. The number of channel partners selling our SAP Business One application for small businesses also slightly decreased, to approximately 1,200. By the end of the year, channel partners offering SAP Business One were serving 22,600 customers — a 27 % year-over-year increase. As planned, the SAP Business ByDesign solution is being run live in six countries.
Solutions and Services
In 2008, we enriched and expanded all four core areas of our product portfolio — our enterprise applications and industry solutions for large enterprise customers; our technology platform; our software for small businesses and midsize companies; and our offerings for business users. For more information about our new and enhanced applications and solutions, see the Development News section.
We also added to our offering of innovative services.
▪	More than 4,200 customers have signed contracts with us for SAP Enterprise Support services since we introduced this new offering in February. Our existing customers are amending their support contracts to receive SAP Enterprise Support. The growing complexity of business processes, the growing SAP solution portfolio and the success of SOAs are leaving traditional support models behind, because today’s customers require more than a fault-fixing and maintenance service. The new offering provides standardized and integrated solution life-cycle management. It facilitates the implementation and adoption of enhancement packages, support packages, and technical upgrades.

▪	Accompanying SAP Enterprise Support, we introduced a new support strategy and enhanced our service offering in November. SAP has extended the support for SAP ERP 6.0 and all subsequent versions from eight years, as it was in the past, to a total of nine years, up to and including 2017. Previously we offered a 5-1-2 model (five years mainstream maintenance at a standard fee, followed by one year of extended maintenance at a higher fee, followed by the option of two further years for which the fee was higher again. We now offer a 7-2 model (seven years mainstream maintenance at a standard fee, followed by two years of extended maintenance at a higher fee). In response to market requirements and suggestions from SAP user groups, our customers will have better access to the tools and solutions that can help them to manage their operations more efficiently and to maximize the value their IT systems generate. We also introduced a program to help customers migrating to the latest technology platform from SAP.
Development Alliances
In 2008, we continued to forge development alliances and shared projects that we believe will help shape our future. These are some examples:
▪	At the IBM Lotusphere conference in January, IBM and SAP announced our first joint software product, which is named Alloy. It integrates IBM Lotus Notes software with SAP Business Suite applications. Alloy presents information and data from SAP software processes in the context of the desktop familiar to Lotus Notes users. Alloy has been available from both companies since the first quarter of 2009.
078       Review of SAP Group Operations

▪	As members of the newly founded Banking Industry Architecture Network (BIAN), Microsoft and SAP will together help banks build SOAs. The goal of BIAN is to help banks implement an SOA and to support the standardization of an SOA for the banking industry. BIAN’s members, which are leading IT companies and international banks, aim to share their SOA expertise and experience and to make their work available for wider use. They expect that widespread adoption of uniform SOA rules and methods will enable banks to manage their processes and operations flexibly in response to the changing demands of their customers. This would also reduce the risks and costs of transitioning from traditional to service-oriented architectures.

▪	A leading vendor of mobile connectivity solutions, Research In Motion (RIM), and SAP announced in May that they will extend our shared development work on next-generation mobile business applications. We are working with RIM on mobile access to SAP business applications from RIM’s widely adopted BlackBerry platform. The first planned output from this partnership is a BlackBerry client putting functions from SAP CRM software on the BlackBerry smartphone.

▪	In March, Intel and SAP announced that they will develop SAP Business All-in-One industry solutions together on Intel Xeon Quadcore processor technology. We intend to sell the solutions already set up and preinstalled on the SUSE Linux Enterprise open-source operating system from Novell, on an SAP MaxDB database. This additional SAP Business All-in-One offering is available in our fast-start program for SAP Business All-in-One.

▪	HP, IBM, and SAP announced that they will be joining forces to market preconfigured, preinstalled, and tested SAP Business All-in-One solutions on HP and IBM technology. We market the bundled solutions in our SAP Business All-in-One fast-start program. They are designed for midsize companies in the manufacturing, service, and retail industries, which need a highly interoperable solution with plenty of functional reach.

▪	In May, the SAP PartnerEdge program opened its doors to all of our software and service partners, including SAP BusinessObjects technology and service partners. In the past, it was a program for channel partners only; now, the backing that SAP routes through SAP PartnerEdge is for all of our partners. For SAP, this will open up new potential for sharing innovative development and it is expected to accelerate the assimilation of SAP BusinessObjects. We have also started a special certification program for partners that have integrated SAP BusinessObjects applications into their solutions.

▪	In May, we announced that Infosys and HCL Technologies, leading IT consulting and service providers in India, had become SAP global services partners. Global services partners provide worldwide support services to multinational enterprises implementing SAP solutions and optimizing their business processes.

▪	Also in May, TechniData, a leading vendor of compliance solutions, and SAP together presented our REACH compliance software for the chemicals industry, now part of SAP EHS Management. It helps companies fully comply with European law concerning the registration, evaluation, authorization, and restriction of chemicals (REACH).

▪	Novell and SAP are building on our partnership to offer support for customers that run their business applications using SAP applications under the open-source SUSE Linux Enterprise operating system. We are responding to growing demand for SUSE Linux Enterprise and making it easier for customers to deploy SAP applications in an open-source infrastructure. We are working together to integrate Novell virtualization technologies and Novell solutions for identity and security management with SAP solutions on SUSE Linux Enterprise. SAP and Novell also plan to more assertively market the SAP Business All-in-One solution for midsize companies on SUSE Linux Enterprise. In addition, we intend to optimize SUSE Linux Enterprise for the requirements of SAP installations.

▪	In April, we announced that we are founding an enterprise virtualization community with leading IT manufacturers, including, for example, AMD, Cisco, Citrix, EMC, HP, Intel, Network Appliance, Novell, Red Hat, Sun, and VM-ware. It is to address rapidly developing customer requirements in the field of virtual IT environments. The intention is for the community to develop new approaches to virtualization, aligned to business processes, to help customers make the most of their resources and reduce their costs.
SAP Annual Report 2008       079

▪	SAP opened the Perfect Plant center of excellence for companies in the life sciences. It has developed out of cooperation between SAP, Tata Consultancy Services (TCS), and Werum. In the Perfect Plant center, companies selling food technology, medical technology, plant-breeding, and environmental technologies have a virtual plant-floor environment for test-driving business process sequences end to end. It offers not only the relevant SAP industry solutions but also industry applications from our partners. Perfect Plant helps life-sciences manufacturers mitigate risk, accelerate time-to-value, increase product quality, and reduce rework and product recall costs.

▪	CA, a leading vendor of IT management software, and SAP announced they would market the CA Wily Introscope solution together under a global reseller agreement. The solution, which is designed to help companies efficiently use and manage Web applications and Web services to best advantage for their business, is available from SAP as the SAP Extended Diagnostics application by CA Wily.
Acquisitions Enrich Product Portfolio
In 2008, we continued our announced policy of organic growth complemented by acquisitions aimed at enriching our product portfolio in terms of both technology and functions. We acquired two companies by buying their equity and we acquired the material assets of two other businesses.
▪	In January, we acquired Business Objects, a provider in the field of BI solutions, and we squeezed out the residual minority shareholders in February. The acquisition cost, net of cash acquired, was €4.2 billion. The combination of Business Objects solutions with our technologies puts us in a position to offer the unique SAP BusinessObjects portfolio of products, which give business users — process owners and decision makers in business — a full view of the intelligence they need for effective decision processes. For more information about our acquisition of Business Objects, see the Notes to the Financial Statements section, Note 4.

▪	In June, we acquired substantially all of the assets of Analytics Inc., a privately held company headquartered in New Haven, Connecticut, in the United States. Analytics Inc. data services and technology helped us strengthen the spend analytics in the SAP BusinessObjects EPM solutions.

▪	In July, we acquired the stock of Visiprise Inc., a privately held company headquartered in Alpharetta, Georgia, in the United States. Visiprise is a leading provider of business solutions for integrated manufacturing operations in companies of all sizes. The acquisition helps us deliver on our Perfect Plant strategy for discrete manufacturing customers.

▪	In August, we acquired the Israel SAP consulting and sales division of Ness Technologies Inc., a publicly held provider of IT services and solutions.
Healthy Finances Allow More Stock Repurchases and Cancellation
In 2008, we again took corporate action in the interest of our shareholders.
▪	In the course of 2008, we bought back about 14.6 million shares at an average price of €33.34 per share, and on December 31, 2008, we held more than 38.5 million SAP AG shares in treasury.

▪	In September 2008, we reduced the capital stock of SAP AG by approximately 1.7 % by canceling 21 million treasury shares.
Organization
There were various important changes in our organization in 2008.
▪	In February, the Supervisory Board appointed John Schwarz the seventh member of our Executive Board with effect from March 1. John Schwarz was the CEO of Business Objects and is now responsible for the SAP Business Objects division, the global partner network, and corporate development.

▪	Léo Apotheker, previously deputy CEO of SAP AG, was appointed co-CEO alongside Henning Kagermann with effect from April 2, 2008. The appointment is the first stage in a planned change of leadership at the head of SAP. Henning Kagermann has decided to leave us in May 2009 after 27 years with SAP and 18 years on the Executive Board. Until he leaves SAP, he will be co-CEO with Léo Apotheker.
080       Review of SAP Group Operations

▪	Since July 1, 2008, we have had three additional members on the Executive Board, bringing the membership up to 10. Each of the new members, Erwin Gunst, Bill McDermott, and Jim Hagemann Snabe, draws on a wealth of experience in the software industry, and each is thoroughly customer-oriented. Erwin Gunst took the new chief operating officer position, focusing on efficient operations. He also took over Claus Heinrich’s responsibilities for HR, IT, and SAP Labs on January 1, 2009, along with the position of labor relations director. Erwin Gunst has been with us 20 years, with various management briefs. Before his appointment to the Executive Board, he led our EMEA region field operations. Bill McDermott joined SAP to head our Americas sales region organization in 2002. Having achieved consistent growth in the Americas, he was also given responsibility for sales in our APJ region. Since July 2008, he has led our global field operations. Jim Hagemann Snabe heads our new business solutions and technology division with development responsibility for large enterprise solutions, SME solutions, and the technology platform. He has been with SAP for 15 years and has held various management positions in sales and development — among others, as managing director of the SAP Nordic region and as global head of development on our industry solutions.

▪	As planned, Peter Zencke vacated his Executive Board seat and left us at the end of his term on December 31, 2008. He was responsible for research and breakthrough innovation.

▪	Claus Heinrich, a member of our Executive Board, has decided to leave us in May 2009. Until the end of 2008, his fields of responsibility included SAP’s own IT, the optimization of our internal business processes, and the worldwide SAP Labs network. He was also responsible for global human resources and labor relations.
Customer Base Exceeds 82,000
Large numbers of small businesses, midsize companies, and major enterprises selected SAP solutions in 2008. In addition, our customer base grew when we acquired Business Objects in January 2008. Our total customer base surpassed 82,000.
These are some of the customers that signed deals with SAP in 2008:
▪	Daimler AG, one of the world’s leading car manufacturers, signed a global enterprise agreement (GEA) with us. Daimler and SAP have agreed on the terms for software and support, strategic software developments, the SAP MaxAttention support option, and specific consulting services. The deal helps Daimler harmonize its IT landscape. Crucially, it facilitates Daimler’s plans to standardize on SAP solutions for its automotive industry supply chains and financial processes.

▪	Procter and Gamble Company (P&G), one of the world’s leading manufacturers of consumer goods and a customer of ours since 1989, also signed a GEA with SAP, heralding a tighter relationship between our two companies. P&G plans to realize its global IT strategy with us, using the SAP solution portfolio as the base to create its scalable, standardized software platform.

▪	Panalpina, one of the world’s major providers of logistics services, is deploying the SAP Transportation Management application to help modernize core transportation and logistics functions in its air and ocean freight businesses. It is implementing a software platform for logistics applications that will enable its vendors’, partners’, and customers’ processes to mesh more tightly. Panalpina is planning uniform business processes designed to reduce costs, improve billing accuracy, enhance shipment visibility, and automate shipping operations.

▪	Bayer MaterialScience, a division of Bayer AG and one of the world’s largest producers of high-performance plastics, selected SAP CRM for its sales force. The goal is optimized cooperative relationships with customers worldwide. The key factors that led Bayer MaterialScience to select SAP solutions are the simplicity of the user interface offered by SAP CRM and the value of the integrated SAP business process platform.

▪	The debitel Group, Germany’s largest telephone services provider, decided to consolidate its IT infrastructure around the SAP ERP application. Its strategic infrastructure plans include replacing ERP systems from Oracle, in use at Talkline, a debitel affiliate. Thus, debitel is standardizing on SAP ERP for its IT systems across the entire corporation, and it is aiming to harmonize heterogeneous financial, logistics, and HR systems. The project at Talkline is planned to wrap up at the end of 2009; financial processes at debitel affiliate _dug migrated to the SAP application at the beginning of 2009.

SAP Annual Report 2008 081

▪	Grupo Pão de Açúcar, the largest retailer in Brazil selling food and general merchandise, selected SAP solutions to consolidate its IT infrastructure and gain increased visibility into its business operations. Grupo Pão de Açúcar is consolidating 10 legacy systems and will run all of its business processes on a single integrated platform to gain increased visibility, better control of business operations, and compliance with strict corporate governance requirements. The implementation includes SAP applications for financial accounting and controlling, materials management, and managing real estate and sales floors, and a solution for business planning and simulation.

▪	China Life Insurance Company Limited, the largest life insurer in China, selected the SAP for Insurance solution. China Life plans to create a single software platform to provide integrated, efficient support for financial accounting and HR processes and a stable base supporting future growth and evolving business needs. It aims to consolidate the systems it is using around SAP NetWeaver, improve efficiency, and reduce total cost of ownership.

▪	Foods manufacturer Kraft Foods Inc. deployed SAP NetWeaver as the backbone of its customer data and information base and to provide the flexibility Kraft needs for its business transformation strategy. Kraft used the SAP NetWeaver Master Data Management component to integrate and consolidate data both from SAP and non-SAP systems, helping provide increased efficiency, more effective reporting, and streamlined compliance. In less than nine months, Kraft rolled out central data repositories focused on customer, product, vendor, and materials data.

▪	The Hong Kong and Shanghai Banking Corporation (HSBC) announced plans to create an integrated solution with SAP NetWeaver, designed to streamline communications for banking service delivery to its corporate clients. For example, HSBC expects to significantly reduce the complexity of bulk payments and the time it takes to handle them.

▪	The U.S. state of Louisiana selected SAP solutions to provide full financial and operational visibility and support for asset management processes and because the administration can integrate them tightly with the SAP ERP Human Capital Management solution it already uses. The SAP software will be deployed throughout the entire state, with the Louisiana Department of Transportation and Development as a key project participant.

▪	Europe’s biggest outdoor retailer, Denart & Lechhart GmbH, which trades as Globetrotter, selected the SAP Business All-in-One for Retail solution as its new business management software. A midsize company headquartered in Hamburg, Germany, Globetrotter plans to use the SAP software to integrate all of its divisions and manage all of its mail-order channels. By integrating all of its data, SAP Business All-in-One for Retail will help Globetrotter achieve greater transparency and keep growing.

▪	Mahindra Group chose SAP software to consolidate its systems and effect a strategic transformation of its diversified IT landscape. With revenues of approximately €60 billion, Mahindra Group is one of the top 10 industrial conglomerates in India. It is working with SAP to implement a scalable, standardized IT environment with a view to optimizing its IT processes and securing more growth.
Finance Plan for SAP Solutions
Implementing business software solutions can represent a major investment. With a strategic partner of ours, Siemens Financial Services GmbH (SFS), we offer a financing service that helps companies invest in SAP solutions. Interest in the service is high: It is offered to customers in more than 45 countries, and in 2008 we arranged the 1,000th finance deal. SFS targets the financing service chiefly at midsize companies, and more than 80 % of the customers that signed up in 2008 were in that segment. Depending on local conditions, the SFS plan leases solutions to customers and provides loan finance. That gives customers more options with potential financial advantages.
082       Review of SAP Group Operations

Income
Operating Income-Related Targets and Performance in 2008
Our operating income-related internal management goals and published outlook were expressed in non-GAAP terms derived from U.S. GAAP measures in 2008. For this reason, in the following section we discuss performance against our targets exclusively and expressly in terms of non-GAAP numbers. All subsequent discussion in the Revenue and later subsections of this Income section is in terms of IFRS measures. The numbers are not explicitly identified as IFRS measures. As a consequence of our acquisition of Business Objects in January 2008, our numbers for 2008 and 2007 are not fully comparable.
Non-GAAP Software and Software-Related Service Revenue Target
At the beginning of 2008, we set ourselves the ambitious target of increasing non-GAAP software and software-related service revenue (2007: €7,427 million) by between 24 % and 27 % on a constant currency basis. We defined the measure as excluding a nonrecurring deferred support revenue writedown of approximately €180 million from the acquisition of Business Objects. We expected SAP’s business, excluding the contribution from Business Objects, to contribute 12 to 14 percentage points to this growth. In July, we also announced that in view of our successful first-half of the year operations, we expected non-GAAP software and software-related service revenue growth to be at the top end of the target range that we had announced earlier. In October, after experiencing an unexpected downturn in revenue at the end of the third quarter and in view of the uncertain economic environment, we decided we could no longer specifically forecast our non-GAAP software and software-related service revenue growth for 2008.
On a constant currency basis over the full year, our non-GAAP software and software-related service revenue grew 20% (16 % without adjustment for currency effects) to €8,919 million (2007: €7,427 million), so we missed the revenue target we had set ourselves at the beginning of the year. The reason we failed to achieve the target was that, with prospects for the future so unclear in the financial and economic crisis, demand for our software products decreased steeply because many customers declined to make investment decisions. The fall in demand affected original SAP products more severely than the products of Business Objects. Thanks primarily to successes in the first half of the year, SAP’s business without the Business Objects input contributed 6 percentage points to non-GAAP software and software-related service revenue growth on a constant currency basis. For the fifth year in succession, we achieved double-digit percentage growth in full-year non-GAAP software and software-related service revenue growth on a constant currency basis.
Non-GAAP Operating Margin Target
At the beginning of 2008, we set ourselves a profitability target of increasing constant currency non-GAAP operating margin, which excludes a nonrecurring deferred support revenue writedown from the acquisition of Business Objects and acquisition-related charges, to between 27.5 % and 28.0%. Non-GAAP operating margin is the ratio, expressed as a percentage, of non-GAAP operating income to non-GAAP total revenue. The non-GAAP operating margin outlook that we announced at the beginning of 2008 included accelerated investments of €175 to €225 million (2007: €125 million) in building a business around the new SAP Business ByDesign solution to address new, untapped segments in the midmarket. In the first quarter of the year, we modified the rollout strategy for the SAP Business ByDesign solution to ensure a more focused and controlled ramp-up process. We announced that the accelerated investment in SAP Business ByDesign in 2008 would be reduced by approximately €100 million in view of the change to the rollout strategy. We expected this would reinforce the operating margin improvement and lead to an operating margin in the range 28.5 % to 29.0%. In the second quarter, we announced that we expected the year’s operating margin to be at the upper end of that range. In the third quarter, we responded to the effects of the financial and economic crisis by introducing cost-containment measures, expecting to cut around €200 million from budgeted costs in the fourth quarter. We updated our profitability target accordingly, expecting to achieve a non-GAAP operating margin of about 28.0 % on a constant currency basis provided we achieved 20 % to 22 % year-over-year growth in non-GAAP software and software-related service revenue on a constant currency basis.
SAP Annual Report 2008       083

The non-GAAP operating margin we eventually achieved was 28.4 % on a constant currency basis, meeting the target we set ourselves at the beginning of the year but failing to meet the target as amended in the first quarter or as amended again in the second quarter. This represented a 1.1 percentage-point improvement over the previous year’s corresponding 27.3 % margin, despite the difficult economic conditions. With a constant currency non-GAAP operating margin of 28.4%, we outperformed the (in the circumstances) ambitious new target we had defined in the third quarter, even though the 20 % year-over-year growth in our non-GAAP software and software-related service revenue that we achieved on a constant currency basis was at the lower end of the assumed range. We realized this success by implementing stringent cost savings — chiefly a cessation of significant recruitment, a sharp reduction in spending on external service providers, and savings on business travel and other variables. Compared to the original budget, we saved more than €200 million in the final quarter with these measures, which were an immediate response to the deteriorating economic conditions.
In the sections that follow, our income situation is discussed in detail only in terms of IFRS measures, so the numbers are not explicitly identified as IFRS measures.
Revenue
When discussing SAP’s position in the market, we define our segment share as our share of the worldwide total among core enterprise application vendors. We base our calculation of segment share on U.S. GAAP software and software-related service revenue. Based on industry analysts’ numbers, we estimate that the market for core enterprise applications is approximately US$38.6 billion. In 2008, our segment share increased to 32.8%, an additional 4.4 percentage points compared to the previous year’s figure. Organic growth accounted for 0.9 percentage points, and the acquisition of Business Objects accounted for 3.5 percentage points. We believe this improvement in our market position and our healthy, double-digit percentage revenue growth validates our approach. Our approach is to seek to earn the confidence of customers with our clear, innovative product strategy, in-depth understanding of the industries our customers operate in, and a superior product offering. We seek to build long-term business relationships based on that customer confidence.
Our large customer base continued to grow and, based on the number of contracts among orders received, 31 % of our software revenue was attributable to contracts with new customers (2007: 31%). The total number of new contracts signed for software licenses increased 84 % to 51,657 contracts (2007: 28,041 contracts), which is attributable principally to the acquisition of Business Objects. The value of orders received increased 6 % year-over-year. The trend observed in earlier years toward a greater number of smaller-value contracts continued.
Software Revenue Grows 6%
In 2008, our software revenue increased 6 % to €3,606 million (2007: €3,407 million). Software revenue grew less strongly than in the previous year because of our less successful fourth quarter. The growth in software revenue reflects an increase of 10 % from changes in volumes and prices and a 4 % decrease from currency effects.
Software Revenue
Support Revenue Grows 19%; Consulting Revenue Grows 12%; Training Revenue Grows 6%
Our support revenue grew 19%, reaching €4,602 million (2007: €3,852 million). This growth reflects a 23 % increase from changes in volumes and prices and a 4 % decrease from currency effects. Continuing an initiative from earlier years, we concluded more global enterprise agreements (GEAs) with our customers in 2008. GEAs are subscription contracts that include both the license grant and maintenance provisions. In 2008, we concluded such agreements to a total value of about €186 million, which will be recognized as revenue over a period of years.
We again focused more on the profitability of our consulting business than on its growth. Nonetheless, by improving the utilization of our people we increased consulting revenue 12 % from €2,221 million to €2,498 million. The growth in consulting revenue reflects an increase of 16 % from changes in volumes and prices and a 4 % decrease from currency
084       Review of SAP Group Operations

effects. Our e-learning programs were much in demand, which contributed toward a boost to our training revenue of 6 % from €410 million to €434 million. The growth in training revenue reflects an increase of 10 % from changes in volumes and prices and a 4 % decrease from currency effects. Total professional services and other service revenue grew 11 % to €3,039 million (2007: €2,744 million), reflecting an increase of 15 % from changes in volumes and prices and a 4 % decrease from currency effects.
Software and Software-Related Service Revenue Grows 14%
Our software and software-related service revenue grew 14 % in 2008 to €8,466 million (2007: €7,441 million). This growth reflects an increase of 18 % from changes in volumes and prices and a decrease of 4 % from currency effects. The portion of our total revenue that was generated from software and software-related services was 73%, which met our expectations (2007: 73%).
Software and Software-Related Service Revenue
Total Revenue Grows 13%
Buoyed by the dynamic growth of our software and software-related service revenue, total revenue rose 13 % to €11,575 million (2007: €10,256 million). This growth reflects an increase of 17 % from changes in volumes and prices and a 4 % decrease from currency effects. Based on the increase from changes in volumes and prices alone, 2008 was the second consecutive year in which we achieved double-digit percentage constant-currency growth in total sales according to the IFRS, which we first used for our 2007 financial reporting.
Revenue Grows in All Regions
On a constant currency basis, total revenue growth percentages were in double digits in all regions. The Americas and APJ regions once again led the field.
In the Americas region, software and software-related service revenue increased 9 % to €2,731 million (2007: €2,507 million). This growth reflects an increase of 15 % from changes in volumes and prices and a decrease of 6 % from currency effects. Total revenue in this region grew 8 % to €3,880 million in 2008 (2007: €3,589 million). This growth represents an increase of 15 % from changes in volumes and prices and a decrease of 7 % from currency effects. Our U.S. business contributed significantly to this growth. In the United States, software and software-related service revenue increased 7% (an increase of 14 % from changes in volumes and prices and a decrease of 7 % from currency effects) to €1,983 million (2007: €1,849 million) and total revenue rose 6% (an increase of 13 % from changes in volumes and prices and a decrease of 7 % from currency effects) to €2,890 million (2007: €2,717 million). Latin America also reported double-digit percentage increases in software and software-related service revenue and in total revenue. Thanks to strong growth in the first half of the year, revenue increases were especially encouraging in Mexico and Brazil.
Total Revenue
In the APJ region, our software and software-related service revenue increased 21 % in 2008 to €1,158 million (2007: €959 million). This growth reflects an increase of 23 % from changes in volumes and prices and a 2 % decrease from currency effects. The region’s total revenue rose 17 % to €1,489 million from €1,275 million the previous year. This growth represents an increase of 19 % from changes in volumes and prices and a decrease of 2 % from currency effects. The results from Australia and China were especially welcome: They both reported software and software-related service sales growth and total sales growth well above the SAP average. In Japan, software and software-related service revenue increased 21 % to €410 million (2007: €340 million). This growth reflects an increase of 11 % from changes in volumes and prices and
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of 10 % from currency effects. Our total revenue in Japan rose 15 % to €515 million (2007: €447 million). This growth reflects an increase of 6 % from changes in volumes and prices and of 9 % from currency effects.
Revenue Breakdown by Sales Destination
Despite our established position, we also recorded double-digit percentage sales growth in the EMEA region market. Our software and software-related service revenue in the EMEA region increased 15 % to €4,577 million in 2008 (2007: €3,975 million). This growth reflects an 18 % increase from changes in volumes and prices and a decrease of 3 % from currency effects. The increase was particularly marked in France and the Netherlands. Total revenue rose 15 % to €6,206 million in the EMEA region from €5,392 million in the previous year. The growth in total revenue reflects an increase of 17 % from changes in volumes and prices and a 2 % decrease from currency effects. In Germany, our software and software-related service revenue grew 6 % to €1,515 million (2007: €1,433 million). Our total revenue in Germany grew 9 % to €2,193 million (2007: €2,005 million).
Operating Profit and Margin
Total operating expenses were €8,874 million in 2008, compared with €7,558 million the previous year. This 17 % year-over-year rise was the result chiefly of an increase in personnel expenses resulting from headcount growth of 7,521 full-time equivalents (FTEs) at year-end; of these, 6,224 were employees of Business Objects, the company we acquired in January 2008.
Accompanying the double-digit percentage increase in revenue from software and software-related services was a disproportionate 29 % rise to €1,743 million (2007: €1,350 million) in the cost of software and software-related services to pay for additional third-party licenses, the €32 million effects of license disputes, and further reinforcement of our support resources in the first half of the year. As a result, our margin on software and software-related services narrowed from the previous year’s 81.9 % to 79.4%.
Hiring new employees in consulting, notably in connection with the acquisition of Business Objects, raised the cost of professional services and other services 9 % to €2,285 million (2007: €2,091 million). By better utilizing resources, we improved the margin on professional services and other services from 23.8 % to 24.8%.
In 2008, our expenses for research and development (R&D) were €1,627 million (2007: €1,461 million). The R&D quotient, which is the R&D expense expressed as a percentage of total revenue, was slightly lower at 14.1% (2007: 14.2%). This was because our costs were stable, while revenue grew.
The 17 % rise in our expenses for sales and marketing to €2,546 million (2007: €2,173 million) was steeper than the rise in total revenue. The chief reason for this was the additional investment in expanding the field organization for our SAP BusinessObjects solutions.
General and administration expenses increased 25 % to €624 million (2007: €499 million) — a steeper rise than the increase in our revenue. The cause of this increase was the increased personnel expenses and other headcount-related expenses we incurred in several areas in connection with the acquisition of Business Objects. Costs in this category corresponded to 5.4 % of our total revenue, which was a slightly higher relative amount than the 4.9 % in the previous year. However, the ratio of these costs to total revenue declined during the course of the year.
086       Review of SAP Group Operations

Operating Expenses Breakdown
Operating Profit Increases Slightly
Our operating profit grew 0.1 % to 2,701 million (2007: €698 million), which was not as great a percentage increase as the percentage increase in our total revenue. This was primarily caused by the slowdown in revenue growth brought about by the financial and economic crisis, the 35 million cost associated with acquiring Business Objects, and the discontinuation of the operations of one subsidiary company.
Operating Profit
Operating Margin 3 Percentage Points Narrower
At 23.3%, our operating margin, which is the ratio, expressed as a percentage, of operating profit to total revenue, was 3 percentage points narrower than in the previous year (2007: 26.3%). Despite our thorough cost-containment measures in the final quarter, the margin was negatively affected by the shortfall in budgeted revenue in 2008 and by acquisition-related charges.
Operating Margin
Financial Income/Expense, Net
Financial Income Declines
In 2008, we took additional acquisition-related bank loans that caused our interest income/expense to decline approximately 138%, resulting in an interest expense of €51 million. (2007: €135 million interest income). Consequently, our net financial income decreased from €124 million in the previous year to a net financial expense of €50 million.
Profit Before Income Taxes, Income Taxes and Profit After Income Taxes
Our profit before income taxes declined 7 % in consequence of the reduction in net financial income and the increase in other expenses, which were subject to material negative currency effects. Our effective tax rate decreased in 2008 to 29.6 % from the previous year’s 32.4%. The chief reasons for this were the reduction in the rate of corporation tax in Germany from 25 % to 15 % with effect from January 1, 2008, and also a reduction in the rate of trade tax under the German business taxation reform.
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Profit after income taxes decreased 3 % to €1,848 million (2007: €1,908 million).
Our earnings per share, derived from the profit after income taxes, was €1.55, which was less than the previous year’s €1.58.
Earnings per Share
Dividend
Unchanged Dividend Recommended
We wish to continue our dividend policy of recent years and believe our shareholders should benefit appropriately from the profit the Company made in 2008. The Executive Board and Supervisory Board will recommend to the Annual General Meeting of Shareholders that a dividend of €0.50 per share be paid again (2007 dividend: €0.50). The dividend payout ratio (which here means total distributed dividend as a percentage of profit after income taxes) would be 32%, slightly higher than the previous year (2007 dividend pay-out ratio: 31%).
If the shareholders approve this recommendation and treasury stock remains at the 2008 closing level, the provisional total amount distributed in dividends would be €594 million. The actual amount distributed is likely to be different from the provisional total because of changes before the Annual General Meeting of Shareholders in the number of repurchased shares held in treasury. Transactions related to share-based compensation could also change the amount of common stock. We distributed €594 million in dividends from our 2007 earnings. Aside from the distributed dividend, in 2008 we also returned €487 million to the shareholders by repurchasing SAP shares for treasury (2007: €1,005 million).
Dividend per Share
088       Review of SAP Group Operations

Finances
Cash Flow and Liquidity
Operating Cash Flow Grows 12%
Although our profit after income taxes for 2008 was slightly lower than for the previous year, we increased cash flows from operating activities 12 % to €2,158 million (2007: €1,932 million) through efficient management of working capital.
We used €3,769 million net cash in investing activities, significantly more than in the previous year (2007: €1,391 million). The principal reason for this increase was payment of the purchase price for Business Objects.
Net cash provided by financing activities accounted for €1,281 million in 2008, compared to a net cash outflow in the previous year of €1,287 million. Financing the acquisition of Business Objects gave rise to an increase in financial liabilities in 2008, also the primary source of €2,288 million net cash inflow. The dividend distributed in 2008 was €594 million, an increase of 7 % compared to the previous year (2007: €556 million). Our €487 million outflow for the purchase of treasury stock was 52 % less than in the previous year (2007: €1,005 million).
Group Liquidity Declines 40%
Cash and cash equivalents decreased 21 % to stand at €1,277 million at the end of the year (2007: €1,608 million). Restricted cash decreased from €550 million at the end of the previous year to €3 million on December 31, 2008. The large amount at the end of the previous year was associated with financing the acquisition of Business Objects. Our Group liquidity — comprising cash and equivalents, restricted cash, short-term investments, and certain investments (amounting in 2008 to €382 million and in 2007 to €598 million) that U.S. GAAP defines as short-term but IFRS defines as long-term — totaled €1,662 million (2007: €2,756 million). The decrease compared to December 31, 2007, is associated with the large amount of cash used for acquisitions, payment of dividend, and our continuing stock buy-back program. To protect our liquidity, from the fourth quarter of 2008 we ceased buying back stock.
We have various sources of loan capital:
▪	To finance the acquisition of Business Objects, we entered into an agreement for a credit facility that was originally for €5 billion and is repayable by December 31, 2009 (amount outstanding on December 31, 2008: €2.3 billion).
We did not draw the full €5 billion available under the facility because we paid part of the purchase price from available cash.
▪	To increase financial flexibility, in November 2004 we obtained a €1 billion syndicated credit facility through an international group of banks. We already had other lines of credit in place; the new line was arranged to provide additional financial flexibility. As in the previous year, we did not draw on this facility during the year.

▪	At the end of 2008, the other, bilateral lines of credit available to SAP AG totaled approximately €597 million (2007: €599 million). We did not draw on these facilities during 2008 or 2007. Several subsidiaries in the SAP Group had credit lines in their local currency. These totaled €52 million (2007: €44 million), for which SAP AG was guarantor. At the end of the year, the subsidiaries had drawn €21 million under these facilities (2007: €27 million).
We do not currently have a credit rating with any of the rating agencies. Our debt ratio is low, at 48% (2007: 36%), and we do not believe any change in credit conditions that might be obtained with a rating would have a substantial effect on our financial situation. Our liabilities comprised 87 % current liabilities (2007: 86%) and 13 % noncurrent liabilities (2007: 14%). Current liabilities comprised, among others, 9 % accounts payable (2007: 22%), 11 % deferred income (2007: 15%), and 70 % financial and other liabilities (2007: 46%). The financial and other liabilities comprised, among others, 57 % bank loans (2007: 1%) and 29 % other employee-related liabilities (2007: 73%).
Financial Management
Centralization
We use global centralized financial management to control liquid assets, interest, and currencies.
The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Most SAP companies have their liquidity managed by the Group so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent. The €1 billion syndicated credit facility and other, bilateral lines of credit are available for additional liquidity if required.
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Following the syndication in February 2008, €2.95 billion from the loan agreed upon to finance the Business Objects acquisition was used. During the year, we repaid 22 % of this loan. The amount outstanding on December 31, 2008, was €2.3 billion, repayable by December 31, 2009. Our interest expense rose to €123 million in 2008 as a result of drawing on this facility, a substantial increase compared to the previous year (2007: €7 million).
Our central interest management policy is guided by liquidity and risk considerations, and our investment strategy is conservative. Each business partner with which we invest financial assets is assigned a counterparty limit, the maximum total we invest in that counterparty. The minimum rating of our counterparties is A—. We regularly monitor ratings, credit default swap spreads, and prices of those counterparties’ stock to identify negative effects as early as possible. We spread our investments very widely, and they are generally short-term to enable us to redistribute them readily. We invest a significant portion of our liquid assets in government bonds, for example two-year German federal treasury notes, to further reduce our counterparty risk in the banking sector.
Most of the liquidity reserve is available at short notice. Our net interest income is thus affected by both long-term and short-term interest rate fluctuations on the financial markets.
Financial Instruments Minimize Risks
Every month, the SAP sales companies in each country pay to SAP AG, the parent company and licensor, a license fee related to their software, support, and subscription revenue. To compensate for the currency fluctuations to which these payments, being mostly in local currency, are subject, our global currency management office determines our currency exposures based on balance-sheet items and cash flows expected in different currencies. If necessary, we hedge them with the appropriate derivatives that generally run for up to 15 months. Without exception, all of our currency futures transactions relate to actual underlying business that we are conducting.
The loan we took in connection with the acquisition of Business Objects is subject to a variable rate of interest. To hedge the risk to our income and cash flow from exposure to interest-rate fluctuation, we have entered into several interest-rate swap contracts.
Along with fixed salary, employee compensation may include components that vary with stock performance. The stock appreciation right (STAR) and the SOP 2007 virtual stock option plans are such elements, passing on to our employees the value of stock appreciation we achieve over a defined term. Along with fixed salary, employee compensation may include components that vary with stock performance. The stock appreciation right (STAR) plan is such an element, passing on to our employees the value of stock appreciation we achieve over a defined term. We use derivative instruments from independent banks to manage some of the associated share-price risk. Each of these contracts is subject to our internal directives concerning the credit-worthiness of each bank concerned. For details about the use of hedging contracts, see the Notes to the Consolidated Financial Statements section.
The rules for the use of derivatives and other rules and processes concerning the management of financial risks are collected in our treasury guideline document that applies globally to all companies in the SAP Group. We do not speculate in derivatives.
Low Debt Ratio
Our debt ratio (total debt as a portion of total assets) rose from 36 % in 2007 to 48 % in 2008. That we are strongly equity-financed is evident from the fact that bank loans and overdrafts represented only 17 % of total assets (2007: 0.27%). The cost of equity was slightly lower than in the previous year because both the risk-free interest rate and our beta coefficient, which measures the variation of SAP stock against the comparator index, have decreased.
The average rate of annual interest on December 31, 2008, for our fixed-interest bank loans was 4.30 % on bank loans and overdrafts of €2,321 million (2007: 8.03 % on bank loans and overdrafts of €27 million). The major component of bank loans at the end of 2008 was the loan we took in connection with the acquisition of Business Objects, which we hedge against interest-rate fluctuation using rate-swap contracts.
090       Review of SAP Group Operations

Assets
Growth of Assets; Analysis of Balance Sheet
Our total assets rose 37 % from the previous year’s €10,161 million to €13,900 million in 2008. The principal reason for the increase was the acquisition of Business Objects. A 109 % increase in total long-term assets to €8,329 million (2007: €3,977 million) resulted chiefly from a 249 % rise in goodwill to €4,975 million (2007: €1,426 million) and a 181 % rise in intangible assets to €1,140 million (2007: €405 million). The acquisition of Business Objects also explains the steep rise in investments.
Investments
On the other hand, our current assets decreased 10 % to €5,571 million (2007: €6,184 million) because financing the acquisition of Business Objects reduced our cash including restricted cash 41 % to €1,280 million (2007: €2,158 million).
Our rolling 12-month average collection period, which is measured in days’ sales outstanding (DSO), increased five days to 71 (2007: 66). The rise was the result of the tight economic situation in some countries, which led to extended payment terms and delayed payments.
Consolidated Balance Sheet Breakdown
Our profit before income taxes reinforced the shareholders’ equity, which increased €705 million in 2008. The equity ratio (that is, the ratio of shareholders’ equity to total assets) decreased from 64 % to 52%, because although shareholders’ equity grew 11%, our total liabilities grew 82%, principally in connection with the acquisition of Business Objects.
Equity Ratio
Competitive Intangibles
Market Value of Equity Significantly Higher Than Book Value
The assets that truly underpin our success today and in the future do not appear on the balance sheet. This is apparent from a comparison of the market capitalization of SAP AG, which was €30.9 billion at the end of the year (2007: €44.3 billion), with the shareholders’ equity on the consolidated
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balance sheet, which was €7.2 billion (2007: €6.5 billion). The difference is chiefly due to certain intangible assets that the applicable accounting standards do not allow to be recorded (at all or at fair value) on the balance sheet. They include customer capital (our customer base and customer relations), employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we have built up — in particular the SAP brand itself — and our organization. We intensified our marketing activities in order to convince current and potential customers, as well as the general public, of the special benefits of our solution portfolio, while also increasing the value of the SAP brand. This work was rewarded with increased awareness. In 2008, SAP ranked 31st on the Interbrand and Business Week scoreboard of 100 Top Global Brands, compared to 34th in the previous year. Our brand equity grew 13%, the eighth successive annual increase. Interbrand determined a value of US$12.2 billion (2007: US$10.9 billion) for the SAP brand. Since 2000, when we first gained a place in the standings, the value of our brands has nearly doubled and SAP is one of the fastest growing brands after Apple and Google. Against other German brands, the SAP brand ranked third behind Mercedes-Benz and BMW, and globally against other IT brands we ranked 10th.
Customer, Human, and Organizational Capital Grows
Our customer capital also grew: We gained numerous new customers in various market segments and strengthened our existing customer relationships. With the help of independent service providers, we regularly measure the satisfaction and loyalty of our customers. The results of these surveys once again showed improved loyalty from customers that remained highly satisfied. For more information about our new customers, see the section discussing our customer base above.
Employee-related and R&D activities increased the value of our employee base and our own software. For more information, see the Employees and Research and Development sections. We also increased the value of our partner ecosystem by continuing to develop sales and development partnerships. For more information, see the Partner Ecosystem Continues to Grow section.
End-of-Year Situation
Another Clean Bill of Health
SAP was in good health at the end of 2008, not least because of our sustained profitable growth. Despite the unfavorable economic climate, we can point to our broad, innovative range of solutions, highly qualified and highly motivated workforce, strong market position, efficient processes, sound profitability, and liquidity.
SAP in the Current Economic Environment
Beginning with the deepening of the financial crisis in mid-September 2008, the economic situation deteriorated sharply. The international financial crisis spread a chill through the economies of the industrialized countries that cooled the markets for goods and services. The profound crisis in the economy is remarkable for the global and intense downturn it caused and for its complexity. Missing sales in one region are not counterbalanced by more sales elsewhere. However, the complexity of the economic crisis also represents an opportunity for SAP, because businesses are demanding greater data visibility and more efficiency and flexibility. By acquiring Business Objects, we greatly strengthened our portfolio of solutions in this field.
With a large customer base, high levels of customer satisfaction, a stable business model with a high proportion of recurring revenue, and a sound financial base, SAP is well armed to withstand the changed economic climate. We offer our customers — large or small, in all industries and all countries — a broad palette of innovative business solutions that give them flexibility to stay ahead in their field, capture the full benefits of business networks, and grow profitably.
092     Review of SAP Group Operations

Employees
Our employees directly influence the optimization of our customers’ models and processes in the global economy. Software developers, marketing specialists, consultants, and specialists in SAP technology make a real contribution to the improved efficiency, restructured processes, and maximized value of enterprises of all sizes in all industries. Our employees and our entire ecosystem constitute a global community pursuing a common goal: using SAP solutions innovatively to support our customers’ business processes.
Global Diversity Underlies Successes and Innovations
On December 31, 2008, SAP employed over 51,500 people from more than 120 countries. We are committed to our open corporate culture and embrace diversity as a force for innovation.
We seek, through a variety of policies, to gain maximum value from the cultural diversity of our employees and to be open to the different conditions that apply wherever we are present in the world. These are examples of our policies and initiatives in this field: flextime at many of our locations, various part-time models, home work stations, a comprehensive health plan, support for working parents (parent-child offices, for example), good work-life balances, working time models such as sabbaticals and early retirement, performance-based compensation programs, and targeted planning of our recruitment and training strategies. Such measures extend beyond the boundaries of the company and encompass cooperative efforts with the SAP partner network as well as partnerships with other companies.
At SAP, we promote an environment where respect, trust, and openness reign — and motivate our employees to share all of their knowledge and experience with others, helping us foster innovative ways of working. In that way, not only do we benefit from the diversity in our company: so do our partners and customers.
Equal Opportunities
Our approach to recruitment also supports diversity among our employees. We strive at all times to identify the most diverse pool of qualified candidates for any open position. Each region devotes appropriate resources to ensure that open positions are advertised in a manner designed to reach the most diverse population possible. The SAP global recruiting policy is a compilation of all existing human resources policies that regulate the areas of internal and external recruitment.
Global Diversity
With our global diversity policy we seek to provide a framework that positively supports business processes and procedures by considering, integrating, and leveraging diversity globally. Our policy is to do better than complying with the purely legal requirements. For example, one of the business imperatives addresses the efficient and effective cooperation of every team within our global organization based on a common understanding of the company’s values and objectives as well as a respectful way of thinking and acting toward each individual.
Our global diversity office was established in 2006 with a charter to continue expanding diversity efforts and make them sustainable throughout the organization. Programs include GlobeSmart, an online intercultural tool designed to help employees work more effectively with colleagues and vendors around the world, as well as support for diversity-related employee networks, diversity week workplace activities, and special workshops for employees. Worldwide, more than 1,990 employees joined in over 150 SAP education events on intercultural, diversity, and gender aspects in 2008.
Code of Business Conduct
Our Code of Business Conduct, which is binding on all SAP employees, sets the standard for how they interact with customers, partners, competitors, and vendors. The Code reflects our continuing commitment to maintain our reputation as a serious, professional business partner. It is part of SAP’s business policy to carry out all company activities in accordance with the letter and spirit of applicable legal requirements and therefore keep high standards of business ethics. We see our Code not just as a collection of legal requirements to be fulfilled; it contains the principles that inform how we do business and it reflects our moral and ethical obligation to customers and partners.
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Attracting and Developing Top Talent
As a global corporation, SAP recruits its employees from all over the world. In an era of mobility and globalization, we attract an increasingly international workforce according to the varying demands of local and regional labor markets and the qualifications of available applicants. This strategically important step allows us to specialize activities according to the strengths and expertise of our people in various locations, while also keeping us close to our customers and local ecosystems for co-innovation.
Recruiting highly qualified personnel from around the world allows us to cultivate a broad base of culturally diverse talent from which we can develop our future leadership teams. We actively encourage all our talented people, including careful attention for those in the early stages of their careers, offering them performance-driven development to prepare them for their future positions. In 2008, we introduced the Sales Graduate Academy, a new program designed to recruit talented graduates and help them develop into best-in-class sales professionals with SAP. The three-month training and development program, which includes personalized career coaching and a mixture of classroom and on-the-job training, was launched in our EMEA region.
SAP invests in learning and development for its employees. Our Career Success Center for employees and Manager’s Success Center for people managers are effective tools for career planning and provide guidance, tools, and support information to help our people succeed in their roles. In 2008, SAP provided an average of around 11 days of training per employee. SAP’s Skills On-Demand library provides employees with access to approximately 13,000 e-learning courses, books, simulations, and other learning materials that can help employees expand their skill sets and drive their career development.
HR processes for talent management support our innovation and performance strategy. Also, all employees actively work to achieve our business goals. Customer response from around the world, employee surveys, awards in multiple markets by the Great Place to Work Institute, and recognition from publications such as ManagerMagazin, Capital, and Fortune validate this strategy.
Employees Share in SAP’s Success
Only highly motivated employees can deliver the top-quality work that our customers demand. To retain them, we must offer competitive employment conditions. We therefore provide benefits to our employees that reflect our business success. In addition to competitive salaries, we offer our employees many additional benefits. We awarded STARs to about 26,000 employees in 2008 in recognition of their performance. In addition, 2,720 executives and selected top performers were awarded a total of 76,889,290 STARs under our Stock Option Plan 2007 (SAP SOP 2007). By offering stock purchase programs in 35 countries so that employees can buy subsidized shares, we also encourage them to adopt an entrepreneurial approach to their work.
Global Recognition
SAP is regularly recognized as a preferred employer in markets around the world. These are examples of recent awards and recognition we gained in 2008:
▪	For the fourth year running, the Great Place to Work Institute awarded SAP the honor of Germany’s Best Employer in the class for companies with more than 5,000 employees. SAP ranked 16th in a European survey by the Great Place to Work Institute and was named one of the 50 Best Large Workplaces in Europe to Work For. SAP Japan ranked among the top 20 companies in the Japanese Great Place to Work survey for the second year running. SAP Labs India was recognized by the Great Place to Work Institute as one of the top 50 best workplaces in India across various industry sectors and ranked among the top five employers in the IT software category, according to the 2008 Best Workplaces in India study.

▪	SAP was honored as an IT Industry Employer of Choice in China at the Top Chinese IT Employers of 2007 award ceremony, sponsored by IT publication China Information World and the industry consulting company CCID Consulting.

▪	SAP Mexico was ranked number 22 overall and number four within the IT & Services Segment in The Companies Everybody Wants to Work For ranking by TOP Companies published by Expansión magazine. SAP Mexico also earned a distinction as a Súper Empresa 2008.

▪	In 2008, SAP America received a rating of 90 points out of 100 in the Human Rights Campaign Foundation’s 2008 Corporate Equality and Best Places to Work survey.

▪	Fortune named SAP one of America’s Most Admired Companies, top in Corporate Reputation Rankings for the second time, and among the top five in the Computer Software category.
094     Review of SAP Group Operations

Headcount Increase
Reflecting our success in business, we hired many highly qualified professionals in the first three quarters of 2008, thus creating a foundation for future success. Under the cost-containment measures instigated in October 2008 we ceased hiring new employees in the fourth quarter, and headcount declined in the fourth quarter through nonreplacement of leavers. Our original outlook for 2008 assumed about 4,000 new positions excluding hirings related to the acquisition of Business Objects (all numbers are full-time equivalents). In fact, in 2008 the number of employees rose 1,030 through organic growth and a further 6,491 through acquisitions. At the end of 2008, our total worldwide head-count was 51,544 (2007: 44,023). Of those 51,544 employees, 15,582 were based in Germany (2007: 14,749).
Employees at Year-End
In 2008, the average age of our employees was approximately 37 (2007: 37). The average length of service was about 5.1 years (2007: 5.4 years). About 29 % of our employees were women (2007: 30%).
Reflecting acquisitions and increased activity, headcount in the field of software and software-related services grew 8 % to 6,466 (2007: 5,965). Our R&D headcount grew 20 % to 15,547 (2007: 12,951). Professional services and other services counted 14,051 employees at the end of 2008 — an increase of 10% (2007: 12,785). Sales and marketing headcount grew 29 % to 10,701 (2007: 8,310). Finance and administration headcount increased 16 % to 3,244 FTEs (2007: 2,797). Our infrastructure employees, who provide IT and facility management services, numbered 1,535, a rise of 26% (2007: 1,215).
Employees by Functional Area
The largest number of SAP employees (52%) work in the EMEA region (including 30 % in Germany), while 26 % are employed in the Americas region and 22 % in the APJ region. We had very high numbers of new hires in 2008 resulting from acquisitions: In the Americas region, acquisition-related headcount growth was 3,329; in the EMEA region it was 2,262; and in the APJ region it was 900. The year-over-year headcount increases were 25 % or 2,717 in the Americas region, 13 % or 3,148 in the EMEA region, and 17 % or 1,656 in our APJ region. Of the new positions in the APJ region, most were in India (753) and China (428).
SAP Annual Report 2008     095

RESEARCH AND DEVELOPMENT
To harness the power of diversity, SAP distributes the development of its software solutions across locations in strategic markets worldwide. In addition, together with leading universities, partners, and customers, we cultivate new IT trends and technologies on a global scale.
Worldwide Distribution of Development
SAP employs 15,547 people in software development, at development centers in nine countries. The biggest of these SAP Labs is in Germany and has 6,434 employees. The next is in India and has 3,085 employees, followed by one in the United States with 1,906 employees.
Thinking globally, acting locally, the network of SAP Labs aims to generate significant and lasting competitive advantages for SAP. Thanks to our strategy of locating our labs across the globe, we can benefit from highly qualified employees from different cultural backgrounds with the most diverse expertise and use our resources in an intelligent and efficient way.
We devised the structure of the SAP Labs network to accelerate product innovation and raise productivity. Due to the network’s flexibility, we can quickly react to new customer and market requirements. Furthermore, the global arrangement of our development organization enables us to develop products and services in collaboration with leading customers and partners, the objective being to give us access to the best know-how to match our needs. In 2008, SAP invested €1.6 billion (2007: € 1.5 billion) in research and development for business software solutions.
Research and Development Expenses
€ millions | change since previous year
SAP Research
Our research organization is dedicated to capitalizing on pioneering trends and technologies in IT that we can incorporate into the development of our products. SAP Research consists of 14 interconnected research centers on five continents. Each center is located in close proximity to an SAP development center or on a university campus.
The Global R&D Network
SAP Research operates a model of co-innovation: Hand-in-hand with prestigious universities, partners, customers, and product development groups at SAP, SAP Research employees pursue groundbreaking ideas and create prototypes — always striving to generate the greatest possible customer value for future markets. To this end, single customers get involved early on in research undertakings within special lighthouse projects, and dedicated “living labs” demonstrate technological research in real-world settings, thus making prospective SAP solutions a tangible experience.
Research Focus
Among the leading research topics in 2008 were the Future Internet, the Manufacturing 2.0 concept, and public security.
The Future Internet comprises three important areas: the Internet of Things, the Internet of Services, and the Internet of Energy. The Internet of Things seamlessly integrates physical objects into the IT world and makes them an active part of business processes. The Internet of Services is about finding, combining, and consuming services. The Internet of Energy is a new generation of a fully interactive information and communications infrastructure for the energy economy. It will draw on innovative technologies to provide reliable, economical energy supplies for private and business customers in deregulated energy markets.
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Walldorf GERMANY
Darmstadt, Dresden, Karlsruhe, Walldorf GERMANY
Montreal, Toronto, Vancouver CANADA
Montreal CANADA
Budapest HUNGARY
Tokyo JAPAN
Sofia BULGARIA
Shanghai CHINA
Belfast NORTHERN IRELAND
Bangalore INDIA
Palo Alto USA
Ra'anana ISRAEL
Levallois FRANCE
Sophia Antipolis FRANCE
Pretoria SOUTH AFRICA
Brisbane AUSTRALIA
St. Gallen, Zurich SWITZERLAND
Development Centers
Research Centers
Co-Innovation Labs

Manufacturing 2.0 is a field of SAP research about innovative concepts for manufacturing in both dimensions: vertical (from shop floor to back-end business systems) and horizontal (throughout the whole value chain). The Future Factory in Dresden, Germany, is one of our Living Labs, a test bed and demonstration environment for next-generation manufacturing solutions. In the field of homeland security, SAP’s research group plays a key role in shaping the future direction of our solutions. The focus is on providing effective support for collaboration among government homeland security agencies, private companies, and other organizations — in regular operations, and especially when there is a major emergency.
Our current published research report describes the ongoing SAP research projects in depth.
New Areas of Business
Also in the search for innovation is our global business incubator program. It focuses on accelerating the identification and commercialization of new business opportunities in addition to SAP core applications. This is achieved by creating avenues and opportunities for internal and external entrepreneurs to participate and collaborate in the creation of new business initiatives globally. One such initiative is our Semantic Business Applications project. Semantic business applications support the entire value chain for data-intensive processes, from managing special customer requirements to conceptual product design to problem solving in support.
SAP Annual Report 2008     097

Investment in Innovative Companies
SAP’s investment in other companies also adds to the process of innovation. Founded in 1996, SAP Ventures is the corporate venture capital arm of SAP AG, investing in companies that develop promising technologies and applications. SAP Ventures can make investment decisions that do not necessarily reflect our business strategy and is therefore able to invest in entirely new fields that offer the prospect of high profitability. The idea of SAP Ventures is to bring substantial benefit to its portfolio companies and SAP by facilitating interaction between innovative young companies and the SAP ecosystem. In 2008, SAP channeled investment in aspiring enterprises such as Connectiva, Imprivata, Iovation, iYogi, LinkedIn, Loglogic, Newgen, and Qumu through this program.
The SAP NetWeaver Fund program was launched in 2006 with US$125 million to invest in companies to fuel innovation within the SAP ecosystem and in technologies based on the SAP NetWeaver technology platform. Since the inception of the SAP NetWeaver Fund, SAP has made investments in several companies, resulting in significant product development and co-innovation that has delivered value to our customers. In 2008, we invested in InnoCentive. We also acquired software provider Visiprise, in which we had invested in previous years.
SAP Community Network
The principle of sharing ideas and collaborating across company boundaries and geographies is also reflected in the SAP community network, which includes the SAP Developer Network (SDN) community, the Business Process Expert community, and the SAP BusinessObjects community. Each of these communities consists of members who work on SAP software and technology, both within SAP and in other companies, such as developers working for our customers and partners. Founded in 2004, the SAP community network counted more than 1.5 million members at the end of 2008.
Committing Resources to R&D
We must continuously improve our portfolio of products if we wish to maintain and build on our current leading position as a vendor of business software. Because of our acquisition of Business Objects, our portfolio of software for business users was a key focus of our R&D work in 2008.
In 2008, our R&D expense rose 11 % to €1,627 million (2007: €1,461 million). We spent 14.1 % of total revenue on R&D in 2008, which was a slightly smaller proportion than in the previous year (2007: 14.2%). The expenses for R&D include employee salaries and the cost of externally procured development services.
New R&D Centers
In July, we opened a new research center in Ra’anana, our development location in Israel. Here, the focus is on innovative software development techniques as a springboard for future SAP products, and our people work in close cooperation with prestigious local universities and colleges.
We also opened a new co-innovation lab in Tokyo in July. It works closely with its sister co-innovation lab in Palo Alto, California, and with customers and our solution partners, technology partners, and service partners to develop solutions for global companies’ specific industry needs. The Tokyo center concentrates its efforts on SOAs for business applications, virtualization, and green IT. Among the early partners in cooperative work at the center are ABeam Consulting, Dell Japan, F5 Networks, Fujitsu, Hitachi, IBM and IBM Business Consulting Services, Intel, Microsoft, Mitsubishi Electric Information Systems, NEC, NetApp, Realtech, Sun Microsystems, Tecnos, Toyo Business Engineering, and VMware.
R&D Employees
The importance of R&D was also reflected in the breakdown of employee profiles. At the end of 2008, our total FTE count in development work was 15,547, a 20 % increase on our headcount in development work a year earlier (2007: 12,951). R&D employees account for 30 % of all employees worldwide. Our acquisition of Business Objects in January 2008 brought us 1,697 new R&D employees.
Development News
In 2008, we extended our solution portfolio, focusing primarily on increasing integration between the product lines to help our customers close the gap between strategy and execution. Working with our customers and partners, we created new solutions in all four core areas of our product portfolio: enterprise applications and industry solutions for large enterprises, the technology platform, solutions for small businesses and midsize companies, and applications for business users. We also made a number of strategic acquisitions to augment our portfolio of products.
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Expanded Offerings for Enterprise Applications and Industry Solutions
SAP Business Suite applications and all SAP industry solutions were improved to adapt to the accelerating rate of change of the market and customer expectations:
▪	SAP ERP: In May, we announced the general availability of the third enhancement package for the SAP ERP application. Functional improvements provide stronger support for financial close processes, treasury risk, cash management, and expense management. In addition, human capital management capabilities were improved to support end-to-end talent management processes. For organizations that operate global shared-service organizations, new facilities were delivered to support intra-company processes and collaboration. Enhancement packages enable our customers to add functions to their SAP software packages stepwise without upgrades, which reduces the total cost of managing their enterprise software implementation.

▪	SAP Customer Relationship Management: Since the introduction of SAP CRM 2007 in December 2007, we have experienced significant market momentum on a global basis. In 2008, we further enhanced the capabilities of SAP CRM by delivering new processes to meet industry-specific needs such as investigative case management for the public sector, loyalty management for consumer-focused industries, and service management for discrete industries. In addition, we partnered with Research In Motion (RIM) to extend SAP applications for business users by creating an SAP CRM application accessed from BlackBerry mobile devices.

▪	SAP Supplier Relationship Management: In June 2008, we introduced new versions of our SAP E-Sourcing, SAP Contract Lifecycle Management, and SAP Spend Analytics (now SAP BusinessObjects Spend Performance Management) applications. These new versions were designed to improve the amount of identified and negotiated savings, increasing sustained savings to our customers. In November 2008, the first customers started to use SAP SRM 7.0. SAP SRM now extends compliance capabilities with enhancements to centralized sourcing and contract management, services procurement, catalog management, supplier enablement, usability, and accessibility to information. SAP SRM also helps fully deliver on the complete source-to-pay process for our customers.

▪	SAP Supply Chain Management: In 2008, we released a new version of SAP SCM with capabilities that leverage point-of-sales data to improve planning accuracy and visibility, provide new forecasting methods and enhanced collaboration with contract manufacturers, and enable attribute- or characteristics-based planning. There were also major enhancements to warehouse and transportation management, such as graphical warehouse layout modeling, improved visualization, tighter integration of export controls, and increased utilization through enhanced integrated processes. We have also expanded the radio-frequency identification (RFID) and auto-ID solution footprint of SAP SCM with support for serialization technology and the EPCIS standard, a global communications standard by EPCglobal that improves transparency in the tracking of goods.

▪	SAP Product Lifecycle Management: SAP PLM now offers simplified access to information within the context of a specific role to help our customers improve productivity, reduce training, eliminate manual activities, and make decisions more rapidly. SAP PLM now includes an intuitive new user interface that delivers information in the context of the role requesting it. For example, the application now supports product-centric viewing.

▪	SAP solutions for automatic identification (auto-ID) and serialization: With the release of the latest SAP Auto-ID Enterprise offering, we delivered several new functions in the fields of auto-ID and serialization technology. For example, SAP object event repository now conforms to the EPCIS standard. Delivery processing scenarios now fully support the U.S. Department of Defense item unique identification (IUID) schema, which enables the identification of all inventory items based on bar codes containing unique, fixed number sequences, as well as the electronic product code of EPCglobal and other serialization procedures. This release also includes significant performance enhancements to support high-volume processes. Enhancements to SAP ERP included support for unique item identification (UII) from supply chain to asset management. In addition, the SAP Event Management 7.0 application enhanced usability and flexibility in the Web Dynpro user interface.

▪	SAP Manufacturing: By acquiring Visiprise, we improved manufacturing operations management capabilities by optimizing execution of manufacturing processes on the plant floor. This acquisition is a continuation of our investment in applications for the shop floor and leverages existing capabilities offered by the SAP Manufacturing Integration and Intelligence (SAP MII) application. Further enhancements included support for outsourced manufacturing, dynamic production planning across multiple plants, and advances in lean planning and operations management.
SAP Annual Report 2008     099

We also made it easier to create composite applications for manufacturing operations that can significantly improve employee productivity.

▪	SAP Enterprise energy management: In July 2008, we delivered an enterprise energy management solution. It comprises functions from SAP MII, the plant information solution from OSIsoft, and the SAP Environment, Health, and Safety Management application. The solution enables companies to gather information on the use of energy throughout the enterprise, identify areas for energy reduction, monitor the implementation of energy excellence projects, and make the results available throughout the enterprise. Companies can therefore use the enterprise energy management solution to cut their energy costs and emissions.
SAP NetWeaver Technology Platform Enhanced
SAP NetWeaver helps companies standardize, consolidate, and optimize their IT landscape and develop innovative integrated business process solutions. With SAP NetWeaver, we enable IT departments to create a powerful business process platform based on the principles of SOA. Enhancements made to SAP NetWeaver in 2008 focus on helping our customers to simplify the way workers use IT, to accelerate the design and integration of applications for business processes, and to intelligently manage and access relevant data across the entire enterprise.
▪	SAP NetWeaver Composition Environment: We released the first enhancement package for the SAP NetWeaver Composition Environment offering, providing a lean, integrated, standards-based development, modeling, and runtime environment. Software developers and technical consultants can use it to extend application logic and, depending on users’ needs, compose new views and applications based on SAP software. The enhancement package delivers the next generation of tools for increasing process flexibility with new business process management and business rules management capabilities.

▪	SAP NetWeaver Identity Management: The SAP NetWeaver technology platform now contains embedded identity management capabilities to help companies save time and money by optimizing the administration of user accounts and passwords inside their business network.

▪	SAP NetWeaver Master Data Management (SAP NetWeaver MDM): Adoption of the SAP NetWeaver MDM component continues to grow among companies in all industries and of all sizes. A new version was delivered in the fourth quarter of 2008. It offers extended flexibility for data modeling and support for complex objects, enabling the deployment of a single master data management repository for multiple data domains. SAP NetWeaver MDM now links with SAP BusinessObjects Data Services software through the MDM enrichment controller. It is thus a solution with innovative data-integration and data-quality capabilities.

▪	SAP NetWeaver Information Lifecycle Management: SAP has developed a three-pronged approach to information life-cycle management that meets the complex IM needs of today’s organizations: data archiving, which focuses on keeping the growth of data volume in check; retention management, which deals with the life cycle of data from the time it is created until it is destroyed; and a retention warehouse, which addresses the decommissioning of legacy applications and systems.

▪	SAP NetWeaver Enterprise Search: Launched in 2007, the SAP NetWeaver Enterprise Search application gives business users easy access to data in SAP systems, and intuitive links to find related information and act on the data they find. In 2008, we again significantly extended the range of information sources available and delivered a new user interface for SAP NetWeaver Enterprise Search.

▪	SAP NetWeaver Mobile: In 2008, we introduced a new version of the mobile application platform, designed to enhance scalability of the platform as well as mobile device management and mobile security features.
New Developments for Small Businesses and Midsize Companies
We delivered innovative developments for our customers in the small business and midsize company segment in 2008:
▪	SAP Business One: In 2008, SAP Business One version 2007 was released into general availability. The new release offers many new financial and reporting capabilities that are designed to enable small businesses to leverage local best practices and address local business customs. Further, we introduced an industry solutions program that allows our software solution partners to create tightly integrated solutions that extend the power of SAP Business One. Additionally, we enabled integration between SAP Business One and SAP NetWeaver, to make it easy for SAP Business One customers to connect with SAP Business Suite implementations used by their headquarter offices.

▪	SAP Business All-in-One: In the second half of 2008, we released an enhanced version of SAP Business All-in-One with new customer relationship management functions. By combining comprehensive, preconfigured SAP CRM and SAP ERP best practices, midsize companies can now manage their customers, their brands, and sales effectiveness together with core business operations in one solution. This new CRM offering can be added at
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any time to a customer’s SAP Business All-in-One solution or deployed stand-alone, and is available from SAP and SAP channel partners.

▪	SAP Business ByDesign: In October 2008, we released Feature Pack 1.2 for SAP Business ByDesign. This new release optimized quality, performance, and system stability.
Broader Portfolio for Business Users
In 2008, we combined SAP applications for business users with Business Objects’ solutions to form a new SAP BusinessObjects portfolio of solutions. We expanded our applications and capabilities with innovative offerings to optimize enterprise performance management, promote good governance, risk management, and compliance, and improve enterprise-wide information flows.
▪	SAP BusinessObjects IM solutions: Shipped in March 2008 as part of SAP BusinessObjects XI 3.0, our SAP BusinessObjects Data Services XI 3.0 information management solution was one of the first of its kind to combine data integration and data quality in a single product. It offers companies new ways to optimize performance, giving users access to the right information at the right time in an easy user interface.

▪	SAP BusinessObjects intelligence platform: In 2008, we delivered two releases of the intelligence platform: SAP BusinessObjects XI 3.0 in March and SAP Business Objects XI 3.1 in September. SAP BusinessObjects XI 3.0 makes relevant BI available to users in accordance with their roles. The platform now also has new functions to drive productivity and improves organization-wide decision-making processes. Enhanced migration tools ease upgrades for customers. Moreover, SAP BusinessObjects solutions now work within practically any application environment: SAP BusinessObjects XI 3.1 added broader language support, integration with data sources from a variety of vendors — including HP, Microsoft, and Netezza -and native support for the 64-bit architecture many customers now use for their business applications.

▪	SAP BusinessObjects Bl solutions: In 2008, we provided the first platform to combine access to all information (whether it is structured in databases or unstructured text) and access for all people (whether they require reporting, query and analysis, dashboards and visualization, or predictive analysis) in a single environment. We also delivered the SAP BusinessObjects Edge BI 3.0 solutions, addressing the BI needs of midsize companies, and Crystal Reports Server 2008 software for small businesses.

▪	SAP BusinessObjects GRC solutions: In 2008, we released new versions of the SAP BusinessObjects Access Control and SAP BusinessObjects Process Control (formerly SAP GRC Process Control) applications. SAP BusinessObjects Process Control automates control monitoring in both SAP and non-SAP systems to assist compliance, detects exceptions, and remedies issues with workflow-based processes. The new version of SAP BusinessObjects Access Control includes automated review and approval processes on employee access throughout the enterprise, automatic monitoring and detection of access violations, and reaffirmation of mitigation controls. In addition, we have added extended identity management integration and cross-platform capabilities for non-SAP applications.

▪	SAP BusinessObjects EPM solutions: In 2008, we delivered several new EPM solutions. The new version of the SAP BusinessObjects Planning and Consolidation application helps customers easily configure their planning and budgeting applications to run on SAP NetWeaver and is also optimized for the Microsoft SQL platform, supporting customers with diverse IT environments. A new version of our SAP BusinessObjects Strategy Management application is now integrated with SAP NetWeaver as well, adding more business context to the strategy management process and lowering the total cost of ownership for SAP customers. We released other new EPM solutions in a new version of the SAP BusinessObjects Spend Performance Management application, delivering actionable visibility into purchasing detail, a new version of the SAP BusinessObjects Financial Consolidation application, which helps organizations leverage their BI investment and enables users to quickly create and distribute ad-hoc financial reports to key decision makers, and a new version of the SAP BusinessObjects Profitability and Cost Management application, which helps customers gain more precise insight into cost drivers and their effect on profitability.
Jointly developed with Microsoft, Duet software enables business users to use SAP-based data and business process software in the familiar Microsoft Office environment. In December 2008, we delivered a new Duet version for ramp-up, with extensions to all existing user processes and new capabilities for purchasing management, recruitment management, and workflow approvals. It comes with additional configuration tools for the system administrator and with more languages.
We developed the Alloy software in conjunction with IBM. It enables business users to access SAP software and information from within the familiar IBM Lotus Notes environment. Alloy is available from both companies from the first quarter of 2009.
SAP Annual Report 2008     101

Corporate Governance
Principles of Corporate Governance
Due to the continuous evolution of the German Corporate Governance Code (“Code”), we decided in 2007 to discontinue our own Principles of Corporate Governance. SAP is a German listed company, and our corporate governance is therefore aligned with the Code, as amended from time to time, as well as with the mandatory requirements of the law. Moreover, SAP complies with further provisions that are relevant to it as a German company listed on the New York Stock Exchange (NYSE). For more information about our implementation of the Code’s recommendations and suggestions, see our annual Declaration Concerning Implementation of the German Corporate Governance Code as required by the German Stock Corporation Act, section 161, and our Corporate Governance Report. We issued our most recent declaration concerning implementation on October 31, 2008, and published it on the SAP Web site at www.sap.com/corpgovernance.
Recommendations
The declaration of implementation issued by our Executive Board and Supervisory Board on October 31, 2008, reports that we do not follow five of the 84 recommendations in the version of the Code published on June 6, 2008. In our declaration, we list the instances in which we do not follow Code recommendations:
▪	We do not impose age limits on members of the Executive Board and Supervisory Board.

▪	Executive Board and Supervisory Board contracts do not provide for a deductible in directors’ and officers’ liability insurance policies.

▪	A chairperson or member of the Executive Board can become chairperson of the Supervisory Board or chairperson of a Supervisory Board committee.

▪	There is no consideration of individual performance in the variable compensation of Executive Board members.

▪	Executive Board contracts do not cap severance payments on premature termination (deviation from a recommendation that was added to the Code in June 2008).
The reasons for the deviations are set out in the corporate governance report and the implementation declaration. We will comply with the other recommendations that were added to the Code in 2008. Since the third quarter of 2008, the Audit Committee of the Supervisory Board has discussed the half-yearly and quarterly financial reports with the Executive Board before publication. In the future, the full Supervisory Board will decide on and regularly review the Executive Board compensation system, including the main contract elements. Finally, there is a cap in place on severance payments made to Executive Board members should there be a change of control.
Suggestions
With two exceptions, we follow all suggestions in the current Code. As in the previous year, we have not agreed to pay Supervisory Board members performance-oriented compensation based on SAP’s long-term success. We doubt whether the long-term success of SAP is the right basis for Supervisory Board compensation or improves the Supervisory Board members’ motivation in respect of SAP. Variable compensation at SAP is therefore linked to the dividend and can thus be readily determined by applying the Supervisory Board compensation provisions in the Articles of Incorporation. We believe that this thus ensures transparent, appropriate compensation for Supervisory Board members that reflects their legal responsibilities. Contrary to last year and section 2.3.3 of the Code, it will not be possible to appoint and instruct the proxies provided by SAP during the 2009 Annual General Meeting of Shareholders.
U.S. Regulatory Requirements
SAP is an NYSE-listed company and is subject to U.S. financial legislation and to the rules of the SEC and the NYSE. Therefore, we also comply with the Corporate Governance Standards of the NYSE and the U.S. Sarbanes-Oxley Act. Our auditor KPMG’s audit of our financial reporting control over the U.S. GAAP consolidated financial statements submitted to the SEC in accordance with the Sarbanes-Oxley Act, section 404, had not found any indication by March 10, 2009, that the control was not effective on December 31, 2008. In accordance with the NYSE Corporate Governance Standards, SAP discloses the extent to which the German corporate governance rules, as implemented by SAP, differ from the rules that apply to U.S. companies listed on the NYSE. The Report on Significant Differences from NYSE Corporate Governance Rules is available on SAP’s Web site at www.sap.com/corpgovernance.
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Information Concerning Takeovers, as Required by the German Commercial Code, Section 315 (4), with Explanatory Material
As a group parent company using an organized market in the meaning of the German Securities Acquisition and Takeover Act, section 2 (7), for voting shares that we have issued, we are required by the German Commercial Code, section 315 (4) (1 to 9), to provide the following details in our Review of Group Operations. We also include explanatory material along with the compulsory disclosures:
▪	SAP AG’s capital stock is €1,225,762,900, issued as 1,225,762,900 common no-par bearer shares. Each share has an attributable value of €1. One common share entitles the bearer to one vote. American depositary receipts (ADRs) representing our shares are listed on the NYSE in the United States. One SAP ADR corresponds to one SAP share. ADRs are deposit certificates of non-U.S. shares that are traded on U.S. stock exchanges instead of the underlying shares.

▪	The SAP shares are not subject to transfer restrictions. We are not aware of any other restrictions affecting voting rights or the transfer of SAP shares.

▪	SAP held 38,456,734 treasury shares on December 31, 2008. This treasury stock does not entitle us to any rights, and hence to any voting rights or dividend. The Executive Board is entitled to resell or cancel treasury stock. In accordance with the German Stock Corporation Act, section 71 (1) (8), in certain situations the Executive Board is also authorized, with the permission of the Supervisory Board, to alienate treasury stock and to exclude the preemptive rights of the shareholders.

▪	Founding shareholder and Supervisory Board chairperson Hasso Plattner had direct SAP AG holdings and indirect holdings in SAP AG through companies and trusts under his control totaling 10.523 % of the capital stock on December 31, 2008. For more details on SAP AG’s ownership structure, see the Notes to the Consolidated Financial Statements section, Note 20. Except as reported above, we are not aware of any direct or indirect capital holdings that exceed 10 % of the voting rights. Deutsche Bank Trust Company Americas holds approximately 7.6 % of the SAP AG capital stock in trust to facilitate ADR trading on the NYSE.

▪	The SAP AG Articles of Incorporation do not entitle any individual SAP shareholder to appoint members to the Supervisory Board, nor do shareholders have special rights conferring supervisory powers on them in any other respect.

▪	In votes on formal approval of their acts, employee representatives on the Supervisory Board are not permitted to exercise the voting rights associated with shares. Beyond this, there are no voting right restrictions for SAP shares held by employees.

▪	Conditions for the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation reflect the relevant provisions in the German Stock Corporation Act. Under the SAP Articles of Incorporation, the Executive Board consists of at least two members who are appointed for a period of not more than five years by the SAP Supervisory Board in accordance with the German Stock Corporation Act, section 84. The Supervisory Board can appoint a chairperson of the Executive Board and one or more deputy chairpersons from among the members of the Executive Board. The Articles of Incorporation also stipulate that the Supervisory Board can appoint deputy Executive Board members, who have the same rights as the full members regarding the external representation of SAP AG. The Supervisory Board can revoke appointments to the Executive Board in accordance with the German Stock Corporation Act, section 84, if compelling reasons exist, such as gross negligence on the part of the Executive Board member. If the Executive Board is short of a required member, one may be appointed in urgent cases by a court in accordance with the German Stock Corporation Act, section 85.

▪	The Articles of Incorporation are amended by means of a resolution of the Annual General Meeting of Shareholders with a majority of at least three-quarters of the common stock represented in the vote in accordance with the German Stock Corporation Act, sections 179, 133. Our Articles of Incorporation do not contain any provisions that conflict with this stipulation.
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▪	Under our Articles of Incorporation, the Executive Board is authorized to increase the common stock within the limits of existing authorized capital amounts and subject to Supervisory Board consent. On December 31, 2008, there were four authorized capital amounts totaling € 480 million. For more details on the individual authorized capital amounts, see the Notes to the Consolidated Financial Statements section, Note 20.
The Annual General Meeting of Shareholders on June 3, 2008, granted a power to the Executive Board to buy back for treasury on or before November 30, 2009, SAP AG shares representing in total not more than € 120 million of the capital stock. The shares repurchased under this power, together with any shares that were previously acquired and are still held by SAP in treasury and any other shares controlled by SAP, must not exceed 10 % of SAP’s capital stock. The law also provides that SAP can buy back shares in certain other cases. These include, for example, buyback to prevent imminent serious damage to SAP and buyback to offer the shares to employees. For more details, see the German Stock Corporation Act, section 71 (1) (1 to 5). The Executive Board is also authorized to issue convertible bonds and stock options with conversion or subscription rights in respect of shares of SAP with a total attributable value, in relation to the common stock, of not more than € 100 million secured by a corresponding amount of contingent capital. Executive Board powers, such as those described, to issue and buy back stock and to grant conversion and subscription rights are widely followed common practice among companies like SAP. They give the Executive Board the flexibility it needs, in particular the option of using SAP shares as consideration in equity investments, raising funds on the financial markets at short notice on favorable terms, and returning value to shareholders during the course of the year. Additionally, the shareholders have approved contingent capital amounts to satisfy conversion and subscription rights granted under share-based compensation plans. The approved but unissued contingent capital for these purposes totaled € 107,853,056 on December 31, 2008. On December 31, 2008, there were 11,649,566 conversion and subscription rights outstanding that we had granted to beneficiaries of share-based compensation programs, each of which, since the increase in common stock from corporate funds in De-cember 2006, entitled its holder to four new shares issued from contingent capital. SAP is also entitled to satisfy these rights with treasury stock. However, the terms of the SAP Stock Option Plan 2002 do not permit us to grant options with rights to SAP AG shares issued from the contingent capital for that plan after April 30, 2007. Its successor plan, the SAP Stock Option Plan 2007, is a virtual stock option plan: Beneficiaries receive STARs rather than options. We are therefore now no longer empowered to issue options on SAP shares to our Executive Board members or employees.
▪	The Articles of Incorporation do not contain any provisions that grant the Executive Board special powers in a takeover situation.

▪	We are party to material contracts that are subject to change-of-control provisions in the event of a takeover bid, as follows:
▪	To increase its financial flexibility, in 2004 SAP AG negotiated a € 1 billion syndicated credit facility with a group of international banks, which has not been utilized to date. The credit facility agreement contains a change-of-control clause. This clause obliges SAP AG to notify the banks if it learns that any person or any group of persons acting together acquires control of more than 50 % of the voting shares in the meaning of the German Securities Acquisition and Takeover Act. On receiving the notification, the banks have the right to cancel the credit line and demand complete repayment of the outstanding debt if banks that represent at least two-thirds of the credit volume demand termination. If no continuation agreement is reached, the line of credit will end and the obligation to repay will become effective at an ascertainable time. Provided SAP takes certain agreed steps, that time will be not earlier than 30 days and not later than 80 days after SAP notifies the banks of the change of control.

▪	To finance the acquisition of Business Objects, we entered into a credit facility, originally for € 5 billion (of which € 2.3 billion was still outstanding on December 31, 2008) that is repayable by December 31, 2009, and that includes a change-of-control clause. This clause also obliges SAP AG to notify the banks if it learns that any person or any group of persons acting together acquires control of more than 50 % of the voting shares in the meaning of the German Securities Acquisition and Takeover Act. On receiving the notification, the banks have the right to cancel the credit line and demand complete repayment of the outstanding debt if banks that represent at least two-thirds of the credit volume demand termination.
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▪	In agreements between SAP AG and various banks for bilateral credit lines that totaled € 597 million on December 31, 2008, we have agreed to material adverse change clauses permitting the banks to terminate if events occur that are seriously detrimental to our economic standing. The possibility cannot be ruled out that a change of control would adversely affect SAP for those purposes. These clauses are customary. In the past, we have utilized these bilateral credit lines only infrequently for a few days. We believe that in SAP AG’s current liquidity situation, termination of these credit lines would not have a substantial effect on our financial standing in the short term.

▪	We have entered into relationships with various companies to jointly develop and market new software products. These relationships are governed by development and marketing agreements with the respective companies. Some of those agreements provide that if control of either party changes hands (for example, if we were taken over), the development and marketing agreement cannot be assigned without the consent of the other party or the other party has the right to terminate the agreement.

▪	Agreements have been concluded with the members of the Executive Board concerning compensation in the event of a change of control. These agreements, which are encountered with increasing frequency in Germany and elsewhere, are described in the Compensation Report section. There are no similar compensation agreements with employees.
Risk Factors and Risk Management
Risk Management
As a global enterprise, we are exposed to an extensive variety of risks across our entire range of business operations. In the broadest sense, we define risk as the danger of not achieving our financial, operative, or strategic goals as planned. To ensure our long-term corporate success, it is therefore essential that risks be effectively identified and analyzed and then eliminated or at least limited by means of appropriate control measures. We have a comprehensive risk management system in place, which is intended to enable us to recognize and analyze risks early on and to take the appropriate action. This system is implemented as an integral part of our business processes across the entire SAP Group; it comprises multiple control mechanisms and constitutes an important element of the corporate decision-making processes. These mechanisms include recording, monitoring, and controlling internal enterprise processes and business risks, a number of management and controlling systems, a planning process that is uniform throughout the Group, and a comprehensive risk reporting system. To ensure our corporate risk management efforts are effective and to enable us to aggregate risks and report on them transparently, we have opted for an integrated approach that is uniformly implemented throughout the Group by a global GRC organization with a direct reporting line to the chief financial officer of SAP AG. The risk-management responsibilities of this organization are:
▪	To continually identify and assess the risks incurred within all important business operations using a uniform, methodical approach

▪	To monitor implementation of the measures defined to counteract risks

▪	To report on risks to management and the Executive Board on a regular basis

▪	To oversee a global, risk-oriented insurance strategy as a means of risk mitigation

▪	To ensure compliance with regulations governing the establishment and monitoring of effective internal control over financial reporting in line with the U.S. Sarbanes- Oxley Act, section 404
As a stock corporation domiciled in Germany that issues securities listed on a U.S. stock exchange, we are subject to both German and U.S. governance-related regulatory requirements. We have conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the requirements in the U.S. Sarbanes-Oxley Act, section 404. The assessment determined that our internal control over financial reporting was effective on December 31, 2006 and December 31, 2007. We applied
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PCAOB Auditing Standard No. 5 to the assessment of the effectiveness of our financial reporting control for the first time in respect of 2008. The audit had not found any indication by March 10, 2009, that our internal control over financial reporting was not effective on December 31, 2008. We have documented key business processes of SAP AG and its major subsidiaries, as well as the controls contained in these processes, in accordance with the requirements mentioned above. Our global internal audit service and dedicated process champions periodically assess these standard processes and their documented procedures and test the design and effectiveness of the process controls. Further elements of the system include a corporate Code of Business Conduct for employees and members of the Executive Board, and the work of the Supervisory Board in monitoring and controlling the Executive Board.
Our risk management system is based on our global risk management framework, which we developed and implemented in accordance with international recommendations to ensure, among other things, that we comply with Sar-banes-Oxley Act regulations. The Global Risk Management Framework consists of five main components:
▪	A Group-wide risk management policy approved by the Executive Board

▪	A risk management organization that is part of our global GRC organization

▪	A Group-wide, uniform risk management process model

▪	Software tools implemented throughout SAP to support the risk management processes

▪	Group-wide cascading risk reporting
We review our risk management policy and process model annually and revise them if necessary. The SAP global internal audit service (GIAS) conducts targeted reviews to check compliance with our risk management policy. GIAS regularly reviews the reliability of the risk management structure and the efficiency of the risk management processes and reports the results to the Executive Board. In addition, the Audit Committee monitors the effectiveness of our risk management practice. Our auditor performs an annual assessment of the suitability of our risk management structures for the purpose of identifying developments that threaten our ability to continue as a going concern, as required by the German Stock Corporation Act, section 91 (2).
Uniform Risk Analysis Across the Group
Our risk assessment policies consider the probability that identified risk events will occur and the loss we could incur if they do. We employ both qualitative and quantitative assessment methods that are uniformly structured across the Group and thereby foster the comparability of the risk analyses conducted across the various business units. In accordance with the results yielded by analyzing the probability of occurrence and potential loss, we assess a risk as “high,” “medium,” or “low” on the Group-wide uniform risk assessment matrix. In addition, we apply risk analysis methods, such as sensitivity analyses, to continuously determine our foreign exchange, litigation, and escalation exposures. Simulation techniques such as Monte Carlo analyses are used in the context of project pricing risk assessment.
In other areas, where a quantitative assessment is more difficult, we employ qualitative assessment techniques based on the uniform risk-assessment matrix indicated above. We estimate the probability of occurrence and impact of individual risks using a common assessment horizon of three years to give us a risk prioritization. We only use insurance for risk control where the economic benefit appears worthwhile to us.
SAP Runs SAP Software
We have developed our own risk management software to create transparency across all risks that exist within our corporate alliance as well as to facilitate risk management and the associated reporting system. We record and address identified risks in our operational risk management application. Every quarter, we consolidate, aggregate, and present to the Executive Board the risk management information held in the risk management application. In addition, an ad-hoc risk reporting requirement to our Executive Board and the chairperson of the Supervisory Board has been established where a risk with an expected loss exceeding € 100 million is identified. We define a risk to our ability to continue as a going concern in the meaning of the German Stock Corporation Act, section 91 (2), to mean a risk associated with an expected loss exceeding € 150 million.
Key risk factors identified and tracked using the enterprise risk management program are summarized below, broken down by the same risk categories as we use in our internal risk management reporting structure.
106     Review of SAP Group Operations

Economic Risks
▪	Regionally and globally, the fields in which SAP does business were subject to powerful economic forces during 2008. Global markets, especially capital and credit markets, fluctuated strongly. As a result of the changes in these markets and the related growing sense of insecurity among investors and consumers, there is a much greater risk that our business will be held back for a sustained period. Consumer hesitancy or limited availability of finance may constrict the business operations of our customers and our channel, development, and implementation partners, and consequently impede our own operations. The consequences may include restrained or delayed investments, late payments, bad debts, and even insolvency among our customers and business partners. These have already had an effect on our revenue growth and incoming payments, and the impact may continue. In addition, our prices may come under more pressure in conditions of keener competition or deflation. We have a range of strategies to address these risks. For example, we have expanded the SAP Financing service. We arrange leasing and an alternative to bank financing to help our customers fulfill their IT investment needs. We will continue to apply cost discipline and a conservative financial planning policy. Moreover, we are continually adapting our organization and processes as the economic environment changes. Despite a range of measures and the Executive Board’s regular monitoring of the risk situation, we cannot exclude the possibility that our assets, finances, or profit may suffer material negative impact, which could be greater than we describe in our outlook guidance, as a result of the uncertain economic situation.

▪	Natural disasters, cyber-attacks, terrorism, disease pandemics, and other factors beyond our control may influence our normal business operations. Such conditions can damage the local, regional, and even the world economies and affect our investment decisions as well as those of our customers. Our corporate headquarters, which includes our main research and development departments and certain other critical business functions, is located in the German state of Baden-Württemberg. A catastrophic event affecting the northern part of Baden-Württemberg could have a highly material impact on our operations. Catastrophic events at other key SAP centers, such as Buenos Aires, São Paulo, Shanghai, Prague, Bangalore, Dublin, Paris, Ra’anana (Israel), Tokyo, Mexico City, London, Singapore, or at our U.S. locations in New York, Palo Alto (California), or Newtown Square (Pennsylvania), could also affect our operations, if not as seriously. The area where our headquarters is located is generally free of catastrophic natural exposures although the risks of cyber-attacks, terrorism, global pandemic, or an accident involving one of the nearby nuclear power plants does exist. Our other key development and infrastructure locations may have additional regional natural catastrophe exposures. A catastrophic event that results in the loss of a significant portion of our human resources or the destruction or disruption of operations in our headquarters or other key locations could affect our ability to provide normal business services and generate expected business revenues. However, data redundancies and daily information backup worldwide ensure that our key IT infrastructure and critical business systems should not materially be adversely affected. To minimize possible losses and ensure a coordinated and effective corporate response, we are currently implementing a worldwide business continuity management system intended to ensure the functionality of our core processes in crisis situations. In view of these measures and SAP’s decentralized organization, we believe the risk that the factors in this paragraph would have a long-term impact on our assets, finances, and profit is low.

▪	Our products and services are currently marketed in more than 120 countries worldwide. Sales in these countries are subject to risks inherent in international business operations. Such risks include, for example, the general economic or political conditions in individual countries, the conflict and overlap between differing tax structures, regulatory constraints such as import and export restrictions, competition law regimes, and legislation governing the use of the Internet and the development and delivery of software and services. In Brazil, India, China, and elsewhere, certain regulatory constraints in the form of, for example, special levies on cross-border royalty payments and bureaucratic import-control processes still impede international goods traffic and business operations. We address these risks with various measures, ranging from regular dialog with law firms, tax advisors, and authorities in the countries concerned, to bringing court actions. Regulatory constraints may nevertheless affect our expected business performance in those countries.
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Market Risks
▪	Competitors may gain market share because of acquisitions, the spread of new development models such as SOA, and the popularity of new delivery and pricing models, notably software as a service (SaaS). If such competitors successfully integrate their new acquisitions, the value proposition of integrated package solutions from SAP may be undermined. SOA may lead to a shift in purchasing patterns, encouraging more custom development, which would benefit vendors of development software. IBM and Microsoft are penetrating our core market by buying companies that bring them more software functions or market share. SaaS providers such as Salesforce.com, part of a growing SaaS ecosystem, are also penetrating our market. Web-based delivery models could divert wallet share from SAP to SaaS. This could have a material adverse effect on us in a variety of ways, such as reducing sales due to customer uncertainty and subjecting us to competition from stronger, established companies or new peer group companies. We cannot exclude the possibility that our competitors might more frequently offer deep discounts to customers, causing price pressure that could significantly reduce our profit. However, we believe that our concept of organic growth and complementary acquisitions, and our competitive SaaS midmarket offering concept remain valid for this environment and we do not believe our direct competitors will gain significant market share in the near future. However, we cannot exclude the possibility that this risk could materially affect our assets, finances, or profit.

▪	The continuing trend toward business process outsourcing (BPO) and other software-based services could result in increased competition, as systems integrators, consulting firms, telecommunications companies, and other IT service providers enter the field. Customers’ perception of the value created by SAP’s products could be diminished to the extent that outsourcing providers bundle SAP applications with their services (concealing the value created by SAP products) or provide such services using non-SAP applications. Currently, most of our revenue is derived from license contracts we conclude directly with customers, so an amplified trend toward outsourced business processes and software-based services could have an adverse impact on our revenue and profit. We are actively countering these risks with our BPO partner program, which we are also selectively expanding to cover providers of other services. In light of these measures, we consider the risk of significant impairment to our revenue and profit from competing BPO providers and SaaS models as low for the foreseeable future.

▪	Our large installed customer base has traditionally generated a large portion of our revenue. We have increased our customer base by acquiring other companies and by extending our channel partner ecosystem. Our support strategies are under constant review and development to help us always exactly serve all of our customers’ requirements. We have rolled out the new SAP Enterprise Support services, with significantly more breadth than our peers’ offerings. Customers that have current contracts pay support fees that increase stepwise to a level reflecting the market, as the services they receive increase. Success in achieving our business goals depends materially on our customers’ buying in to our support models and on our own ability to deliver the high-quality services we promise. We cannot exclude the possibility that existing customers may decide not to renew their maintenance contracts, or not to buy more products and services, possibly with material adverse effect on our revenue and profit. We continually monitor the performance of our support organization and our customers’ satisfaction, so we can take steps to mitigate these risks if necessary.
108     Review of SAP Group Operations

Business Strategy Risks
▪	Targeting midsize companies with the aim of building on our leading position in the midmarket is a key part of our strategy. In that context, introducing a new business model, expanding our partner ecosystem, and creating the infrastructure for volume business are all of great importance. These activities to win new segment share are all associated with risk that could have an adverse effect on our finances and income aside from the risks associated with developing and launching a new product (discussed in the Product Risk section). In previous years, we demonstrated an ability to overcome risks associated with innovative approaches and consolidated our leading position in this segment. Consequently, we are continuing our strategy of targeted and monitored product deliveries to meet our customers’ requirements for products that offer shorter time-to-value at minimum risk and predictable cost. Therefore, we believe it is unlikely that planned product innovations or new business models will significantly impair our planned results.

▪	We have entered into cooperative agreements with a number of leading suppliers of computer software and hardware and technology service providers to ensure that selected products they offer are compatible with SAP software products. We have also supplemented our consulting and other services through alliance partnerships with third-party hardware and software suppliers, systems integrators, and consulting firms. Most of these agreements are of relatively short duration and nonexclusive. In addition, we have built relationships relating to the resale of some of our software products by third parties. Most of these third parties or business partners maintain similar arrangements with our competitors, and some even operate in competition with us. A decision by these partners to cease cooperating with us when such agreements or partnerships expire or come up for renewal could adversely affect the marketing of and demand for our software products. We assess the occurrence of such a risk event with a significant impact on our expected business performance to be low, because, for leading system integrators and for IT infrastructure providers such as IBM and Microsoft, even where they are in competition with us, cooperation agreements are an efficient and attractive opportunity to raise their own business performance in the enterprise sector. In our view, this also holds true for our agreement with Oracle governing SAP’s resale of licenses for Oracle database management systems, since we are Oracle’s largest database reseller worldwide.
Human Capital Risks
▪	Our highly qualified employees and managers provide the foundation for developing and selling new products, marketing and providing services for existing products, successfully leading and executing SAP’s business processes, and thus for securing our continued success in business. Ensuring that our workforce feels a long-term commitment to SAP is of utmost importance to us, as is attracting new, highly qualified employees. Diversity management is an important part of our corporate culture and a significant factor in our long-term success. IT companies contest for top talent, so competition for talented personnel is very tight. Despite the decision to reduce the number of positions worldwide in light of the economic crisis, retention of our well-qualified and experienced professionals is equally important for us. The current economic environment is putting pressure on our efforts to maintain our attractiveness as an employer of choice for external candidates and internal employees. However, we believe our leading market position will enable us to offer excellent opportunities to hire international top talents who have the potential to contribute to SAP’s business success in the future. We foresee a risk that our operations could be affected if a high number of key employees and managers were to leave in quick succession and qualified replacements were not available. We are making extra efforts to mitigate the risk through succession management, employer branding activities, career management solutions, and extended benefit programs (for example, a performance-oriented remuneration system, an employer-financed pension plan, and long-term incentive plans). In addition, we seek to strengthen management capacities through a range of management development, mentoring and coaching, and special top-talent programs. We therefore currently assess the risk of a tangible adverse effect on our business operations as a result of the departure of managers and employees as low.
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Organizational and Governance-Related Risks
▪	As a stock corporation domiciled in Germany that issues securities listed on a U.S. stock exchange, we are subject to both German and U.S. governance-related regulatory requirements. The requirements of the law have become significantly more onerous in recent years, notably with the implementation of the Sarbanes-Oxley Act and more rigorous application of the Foreign Corrupt Practices Act in the United States. The Executive Board is responsible for setting up and maintaining internal controls and processes. Annual reports under the laws of the United States must include a confirmation by the management that internal control over financial reporting is effective. Any material weaknesses identified during (i) the internal control design assessment or (ii) the internal control audit that are not resolved by the end of the fiscal year are disclosed in the auditor’s attestation report. The audit had not found any indication by March 10, 2009, that our internal control over financial reporting was not effective on December 31, 2008. Nonetheless and despite our best endeavors, we cannot exclude the possibility that we may have to answer for failures to comply with the law if, for example, an employee is found to have acted fraudulently, negligently, or in an anticompetitive way. Because of our many internal controls, we assess the risk that material events of that kind may occur in the future as low. Any such event may have a material adverse impact on our reputation and may lead to decreased business and stock value performance, although it is difficult to quantify the risk involved exactly due to the large variety of potential noncompliance scenarios. We continually monitor new regulatory requirements and ensure employee awareness of required standards and our Code of Business Conduct. We have a global compliance office that manages all of our policy-related compliance measures. A chief global compliance officer coordinates policy implementation, training, and enforcement efforts throughout SAP. Enforcement activities are monitored and tracked to allow trending and risk management analysis and to ensure consistent policy application throughout the Group.

▪	For SAP, sustainability is a standard that guides our engagement in new business opportunities – holistically encompassing profitable growth, environmental value, and societal benefit. We therefore address sustainability risks, especially relating to climate change, corporate integrity, human resources management, the ethical behavior of suppliers, the accessibility, user-friendliness, and safety of our products, privacy and data protection in connection with the use of SAP products, and the digital divide. The term “digital divide” refers here to the belief that people’s access to digital and information technology is dependent on social factors. If sustainability strategies fail to fulfill the requirements of our partners or customers or fail adequately to meet generally accepted standards, our profitability, business outlook, or good reputation could be adversely affected. We address the risks in these respects with suitable measures aimed at avoiding negative effects for our customers, employees, and investors, all of whom expect a reliable sustainability strategy from SAP. In our assessment, therefore, this risk is low.
Communication and Information Risks
▪	We have undertaken a range of measures in recent years to mitigate the risk that internal, confidential communications and information about sensitive subjects such as future strategies, technologies, and products are improperly or prematurely disclosed to the public. These measures include Group-wide mandatory security standards and guidelines relating to internal and external communications, technical precautions to prevent the transmission of confidential internal communications over external communication networks, and the provision of encrypted hardware equipment to employees who are frequently exposed to sensitive, confidential information. However, there is no guarantee that the protective mechanisms we have established will work in every case. Our competitive position could sustain serious damage if, for example, confidential information about the future direction of our product development became public knowledge, resulting in reduced revenue in the future. In light of these extensive measures, which we regularly review, we assess this risk to be low.
110     Review of SAP Group Operations

Financial Risks
▪	We regularly monitor our compliance with all of the financial reporting standards and any new pronouncements that are relevant to us. Findings of our monitoring activity or the pronouncement of new financial reporting standards may require us to change our internal revenue recognition or other financial reporting policies, to alter our operational policy to reflect new or amended financial reporting standards, or to restate our published financial reporting information. We cannot exclude the possibility that this may have a material impact on our assets, finances, or profit. In view of the various controls that we have put in place, we believe that the risk of significant impact on our business activity from this cause is low.

▪	We use global centralized financial management to control liquid assets, interest, and currencies. The primary aim is to maintain liquidity in the Group at a level that is adequate to meet our obligations. High levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent. We have available a syndicated line of credit and other bilateral lines of credit on which we can draw if necessary. However, the crisis on the financial markets has considerably worsened refinancing conditions for banks and their borrowers. We cannot therefore exclude the possibility that the risk of increased financing expense could materially affect our assets, finances, or profit.

▪	The deterioration of economic conditions discussed in the section titled Economic Risks has led to greater losses on receivables for SAP. A continuation or deepening of the economic crisis may lead to more such losses. There is a risk that losses on receivables may affect our assets, finances, or profit.

▪	SAP’s policy with regard to investment in financial assets is set out in our internal treasury guideline document, which is a collection of uniform rules that apply globally to all companies in the Group. Among its stipulations, it requires that we invest only in assets from investment grade rated issuers. The weighted average rating of our financial assets is in the range A+ to A. We pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. Because of this policy, we do not currently foresee the problems on the financial markets having any significant negative effect on our financial assets.

▪	Our management and external accounting is in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro has a positive effect. We continually monitor our exposure to currency fluctuation risks based on balance-sheet items and expected cash flows and pursue a Group-wide foreign exchange risk-management strategy using, for example, derivative financial instruments as appropriate. As a result of various steps we have taken, management of our foreign currency risk is to a great extent centralized in the hands of SAP AG in Germany.

The loan we took in connection with the acquisition of Business Objects is subject to a variable rate of interest. To hedge the risk to our income and cash flow from exposure to interest-rate fluctuation, we have entered into several interest-rate swap contracts. In view of these hedges, we do not currently expect that changes in the rates at which we pay interest on our financial liabilities will have significant negative effects.

For more information about our currency and interest-rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section.

▪	Variances or slowdowns in our licensing activity may negatively impact revenue from services and maintenance, since such revenues typically lag behind license revenue. A significant decrease in the percentage of our total revenue derived from software licensing could thus have an adverse effect on our operations, financial position, income, and cash flow. In addition to our focus on new license revenue, we have started to tap more continuous product revenue streams such as subscription fees.

▪	When appropriate, we use derivative instruments to hedge risks resulting from future cash flows associated with STAR and SAP SOP share-based compensation plans. However, we cannot exclude the possibility that the expense of hedging the STAR and SOP plans does not exceed the benefit achieved by hedging them or that a decision not to hedge may prove to be disadvantageous. Nonetheless, we consider the risk that this may have an effect on our assets, finances, or income to be low.
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Project Risks
▪	Implementation of SAP software is a process that often involves a significant resource commitment by our customers and it is subject to a number of significant risks over which we have little or no control. Additionally, some projects are managed by third parties, and we may have limited insight into implementation schedules, costs, and issues relating to the specific project. We cannot exclude the possibility that implementation projects may take longer than planned, that shortages of trained consultants or resources for custom development may occur, or that the costs may exceed the fixed fees we charge on some of our customer projects. Unsuccessful customer implementation projects could result in claims from customers, harm SAP’s image, and cause a loss of future revenues. However, for various reasons we have been trending positively in this risk category for several years. Our customers now increasingly follow modular project approaches to optimize their IT environment. They embark on sequentially integrated individual projects with a comparatively low risk profile to realize specific potential improvement instead of pursuing highly complex resource-intensive “big bang” projects to implement an all-embracing IT landscape. Also, our projects use a risk management system that is seamlessly integrated into SAP project management methods and safeguards successful implementation with coordinated risk and quality management programs. Risk control and minimization on customer projects have thus been optimally integrated into our overall risk management system. In our opinion, we make adequate financial planning provision for the remaining individual risks. In addition, we have adequate insurance coverage against a broad range of typical liability scenarios defined on the basis of known project risks. We provide a program of safeguarding services that identify and mitigate the technical risks arising out of implementation and upgrade projects run by our partners. In addition, we send specialists to such projects and we maintain close relationships with companies that participate in our programs for partners, such as the SAP alliance partner program. In view of these measures, we consider the risk resulting from software sale, implementation, and upgrade projects to be low overall. However, we cannot exclude the possibility that this risk could materially affect our assets, finances, or profit.
Product Risks
▪	To achieve full customer acceptance, new products and product enhancements can require long development and testing periods. Such efforts are subject to multiple risks, for example, scheduled market launches can be delayed, or products may not completely satisfy our stringent quality standards, entirely meet market needs, or comply with local standards. Furthermore, new products and product enhancements may not be sufficiently technologically advanced, still contain undetected errors, or be unready for high volume data processing. Our product innovation life-cycle process, which provides strict quality controls at various defined points, was implemented several years ago in order to counteract such risks. In addition, we work in close cooperation with early-stage customers to correct such errors in the first year following the introduction of a new software release. There can be no assurance, however, that all such errors can be corrected to customers’ full satisfaction. As a result, it is possible that certain customers may bring claims in certain cases for cash refunds, damages, replacement software, or other concessions. SAP software products are primarily used by customers in business-critical applications and processes. This raises the defined risk in the event of actual or alleged failures of our software products and services. Our contractual agreements generally contain provisions designed to limit SAP’s exposure to warranty-related risks. However, these provisions may not cover every eventuality or be entirely effective under applicable law. Such claims could adversely affect our assets, finances, income, and reputation. Nevertheless, we counter these risks with thorough project management, project monitoring, rigid and regular quality assurance measures certified according to ISO 9001 and program risk assessments during product development. The generally high quality of our products is confirmed by our low customer escalation handling expenses (as described in the Project Risks section), the low level of litigation arising against us out of our regular operations, and our constantly high customer satisfaction ratings as measured by regular customer surveys. In our assessment, therefore, the risk that our planned results may be significantly impaired by product defect claims from SAP customers is low.
112     Review of SAP Group Operations

▪	Our products include security features that are intended to protect the privacy and integrity of customer data. However, information systems and software applications are increasingly coming under attack for reasons ranging from criminal intent to personal financial gain. At the same time, an increasing number of applications are offered and supplied over the Internet to simplify cross-company processes. Despite our security features, SAP products may be vulnerable to attacks, and similar problems may be caused by attackers such as hackers bypassing the security precautions of our customers and misappropriating confidential information. Attacks by criminally motivated hackers or similar disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers and lead to claims for damages against us from customers. We counter this risk with a multilevel approach. First, our development process includes measures for preventing security problems, which are subject to multiple control checks prior to product delivery. Secondly, all our applications are supplied with a security guideline intended to enable optimum integration into the customers’ existing security architecture utilizing the safety functions delivered by SAP with the product. However, in the unlikely event that any security problems are identified in SAP software, customers are provided with help to rectify the situation as quickly as possible. Despite the fact that SAP performs extensive security tests and our products have not been significantly exposed to major security attacks so far, we cannot exclude the possibility that this risk could seriously affect our assets, finances, or profit. We currently consider the likelihood as relatively low.

▪	We have acquired license rights in respect of numerous third-party technologies and incorporated them into our portfolio of products. We cannot rule out the possibility that the licenses for certain third-party technologies may be terminated against our interests or that we may be unable to favorably license third-party software for our products. The risk increases if we acquire intellectual property assets that have been subject to third-party technology licensing and product standards less rigorous than our own. This could lead to short-term replacement problems and to significantly higher development expenses. We counter this risk with comprehensive contract management, systematic monitoring of product standards, and thorough due diligence checks. However, we cannot exclude the possibility that our assets, finances, or profit may be affected.

▪	The continued success of the SAP NetWeaver technology platform also depends on our maintaining a dynamic network of ISVs developing their own business applications for SAP NetWeaver. Any ISV-developed solutions displaying significant errors may reflect negatively on our reputation and thus indirectly impede our own business operations. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software might reduce customer demand to select and use certain SAP software products. To counter this risk, we have established a thorough cer-tification process for all third-party products, designed to ensure that they are of consistently high quality. Up to now, more than 2,000 third-party solutions have attained SAP NetWeaver certification, so in our assessment the likelihood that this risk will occur is low.
Other Operational Risks
▪	We cannot exclude the possibility that others will infringe our intellectual property rights. In view of the legal position regarding the protection of innovative software in different countries and of the losses to which we are exposed from infringements to intellectual property rights that cannot be effectively enforced, it is not always possible to adequately protect our innovations or to completely avoid such losses. Thus, for example, the law and the courts in some countries in which we market our software provide insufficient protection against copying or unpermitted use of our innovative software. We use many different means to protect our intellectual property. These include cease-and-desist notices for copyright and trademark infringements, registration of patents, trademarks, and other marks, conclusion of licensing and non-disclosure agreements, and the deployment of technologies that protect our intellectual property in our products. However, it cannot be ruled out that the measures we take to protect our intellectual property will be sufficient to prevent a third party from infringing that property. However, we cannot exclude the possibility that our assets, finances, or profit may be affected.
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▪	Software in general includes many components or modules that provide different features and perform different functions. Some of these features or functions may be subject to intellectual property rights. It can happen that rights of another party refer to technical aspects that are similar to one or more technologies in one or more of our products. SAP respects the intellectual property rights of third parties. We cannot exclude the possibility that in the future, intellectual property rights of third parties may preclude us from utilizing certain technologies in our products or require us to enter into royalty and licensing arrangements on unfavorable or expensive terms.

▪	In 2008, several third parties brought claims in court against us alleging that we had infringed their intellectual property rights, and others may bring such claims in the future. For more information about actions before the court and claims brought against us, see Note 24 in the Notes to the Consolidated Financial Statements section. We do not believe they have any material adverse effect on our operations, finances, income, or cash flow. However, any trial involves risk and potentially substantial legal costs. It is therefore impossible to exclude the possibility that these cases could have a material adverse effect on our operations, finances, profit, or cash flow. The outcome of these actions currently before the courts cannot be predicted to any degree of certainty. We think it likely that SAP will increasingly be subject to such claims. The legal wrangling involved with a claim, with or without merit, can be time-consuming and often results in costly litigation. Moreover, such actions could result in product shipment delays, injunctions against the sale of our products or services, necessitate a complete or partial redesign of important products, and/or require us to enter into royalty or licensing agreements, which could significantly impair our results.

▪	We attach great importance, as a software company, to securing our business operations against disruption and to safeguarding our assets. We have a number of measures in place to ensure that our data and information technology, our physical assets, and our organization are secure against attack from without and within. There is nevertheless a risk that someone might misuse or steal property, plant, or equipment or gain unauthorized access to our facilities and to sensitive material, and might use such material to SAP’s detriment. The measures include, for example, barriers to unauthorized access to our facilities, such as multilevel access control, video surveillance at all key locations, and security personnel contractors. We keep these barriers under continual review to meet current threats. However, we cannot exclude the possibility that this risk could affect our assets, finances, or profit.

▪	Our core processes, such as software development, sales and marketing, customer service, and financial transactions, rely on our IT infrastructure and IT applications. Outage of our infrastructure may be caused by malware or virus attacks, sabotage by hackers, natural disasters, or the failure of an underlying technology (such as the Internet). Such events could lead to a substantial denial of service or alteration or compromise of SAP’s, our customers’, or our partners’ services or data, giving rise to production downtime, recovery costs, and customer claims. However, a variety of defense mechanisms are in place to safeguard our IT infrastructure. Examples are firewalls, antivirus software, intrusion detection systems, and high-availability IT landscapes — including our development and quality infrastructures. In addition, our IT processes are regularly monitored and certified according to ISO 9001 (Quality System) and ISO 27001 (Information Security Management System). We cannot exclude technical problems in our IT infrastructure. We assume the measures discussed in this paragraph are adequate to prevent serious impairment of our business operations. However, we cannot exclude the possibility that this risk could affect our assets, finances, or profit.
114     Review of SAP Group Operations

▪	In the past, we have acquired companies, products, and technologies to expand our business. Such acquisitions are also planned for the future. In particular, our strategy for growth includes acquiring enterprises to expand our product portfolio to meet specific requirements, an example being our acquisition of Business Objects. In addition to risks in the categories already discussed, other commonly encountered risks in such transactions relate to the integration of the acquired business and its processes, as well as the acquired technologies or products, with pre-existing processes, systems, technologies, and products. They include: a potential disruption of regular business operations; the inability to retain key technical and managerial personnel; the assumption of material unknown liabilities of the acquired company; potential adverse effects on relationships with partner companies, customers, or third-party providers of technology and products; and regulatory constraints. They could adversely affect our revenue and income. We counter these acquisition-related risks by means of many different methodological and organizational measures. These range from thorough technical, operational, financial, and legal due diligence checks on the company or assets to be acquired and a holistic evaluation of material transaction and integration risks before conclusion of any transaction to detailed, standardized integration planning and its execution by a dedicated integration team. We therefore assume that these risks are low. However, we cannot exclude the possibility that our assets, finances, or income will be affected.

▪	As a venture capital investor, in the past we acquired and expect in the future to continue to acquire equity interests in technology-related companies. Many of these enterprises currently generate net losses and require additional capital outlay from their investors. Changes to planned business operations may possibly affect the performance of companies in which SAP holds investments, and that could negatively affect the value of our investments. Moreover, under German tax law, capital losses and impairments of equity securities are not tax-deductible, which may negatively affect our effective tax rate. However, this risk is low because of the limited scope of our venture-capital activities, making a significant effect on planned finances, profit, and cash flow unlikely. This risk is mitigated through diversification of our portfolio and through active management of our investments.

▪	We maintain adequate insurance coverage for protection against a diverse portfolio of risks. Our objective is to ensure that financial effects of risk occurrences are excluded or limited to the extent practicable at reasonable cost. Despite these measures, certain categories of risks are not currently insurable at reasonable cost. Even if we obtain insurance, our coverage may be subject to exclusions that limit or prevent our indemnification under those insurance policies. Further, we cannot guarantee the ability of the insurance companies to meet their claims liabilities. If this risk occurs, it may result in significant adverse impact on our financial position, results of operations and cash flows. We constantly review and revise the scope of our insurance coverage and our choice of insurance companies, and we therefore estimate the risk as low. However, we cannot exclude the possibility that our assets, finances, or income will be affected.
Consolidated Risk Profile
In 2008, the categories with the highest percentage scores in our overall risk distribution profile were market risks, followed by project risks, product risks, business strategy risks, and financial risks. All of those categories together account for 70 % as a portion of all risks in the consolidated profile. All of the other categories of risk are currently relatively insignificant to SAP.
None of the quantifiable individual risks identified by our risk management system exceeded the threshold we set (€ 150 million expected loss) defining a risk to our ability to continue as a going concern. In 2008, the “high” and “medium” risks increased as a percentage of the total number of risks in the risk-level matrix we use, reflecting the general economic situation. At the end of the fourth quarter, the risks categorized as “high” accounted for 4% (2007: 2%), while the proportion of “medium” level risks increased over the course of the year to 22% (2007: 13%). As a result, the proportion of risks categorized as “low” declined to 74% (2007: 84%). In our view, the risks described above do not individually or cumulatively threaten our ability to continue as a going concern. We believe our business opportunities, also described in this review, will be of much greater significance. Because of our strong position in the market, our technological leadership, our highly motivated employees, and our structured processes for early risk identification, we are confident that we can continue in 2009 to successfully counter the challenges arising from the risks in our risk profile.
SAP Annual Report 2008     115

Business in the New Year: Early News
▪	At the end of January 2009, we announced our intention to continue the cost-reduction program and to take further measures to reduce costs. We will continue to maintain tight cost controls on all variable expenses, including third-party services and capital expenditure. Additionally, to enable SAP to adapt its size to today’s market conditions and the effects of the global recession, we intend to reduce our workforce to 48,500 positions worldwide by the end of 2009, by means of attrition wherever possible. We expect the restructuring associated with the reduction in positions to cost € 200 million to € 300 million in 2009 and to produce annual savings of some € 300 million to € 350 million beginning in 2010.

▪	For the fifth year in a row, SAP was included in the January 2008 Global 100 list of the most sustainable companies in the world. Corporate Knights Inc. and financial advisors Innovest Strategic Value Advisors evaluated 1,800 publicly listed companies from around the world on the sustainability of their environmental and social conduct, their corporate strategy, and their everyday practices.

▪	In February 2009, the Executive Board service contract of our chief financial officer, Werner Brandt, was extended to December 31, 2013.
Outlook
Future Trends in the Global Economy
At the end of 2008, the IMF believed that after massive revaluations in the second half of the year, the prospects for global economic development would remain poor as the financial sector continued to contract. The Organisation for Economic Co-operation and Development (OECD) noted in November that it was extraordinarily difficult to make reliable predictions about the economy at the turn of 2008/2009.
As the IMF reported, it was widely held that conditions and developments on the international financial markets continued to pose a considerable risk for the global economy. Overvalued assets on the books of the banks and financial institutions and falling property prices had materially worsened global economic conditions, the IMF reported. It noted that companies were responding by reducing capacity and holding back investment in capital goods, and that the effects would be felt well into 2009.
According to the IMF’s January 2009 projections, in 2009 annual world output growth will decelerate to 0.5 % from 3.4 % in 2008. Compared to the previous year, the IMF expects significant decreases in output in the advanced economies (2%) and world trade (2.8%) in 2009. A sustained recovery will not be possible until the functionality of the financial sector is restored and the credit markets are unclogged, the IMF says. At the end of November 2008, the OECD was already forecasting a 0.4 % contraction in the economies of its member states in 2009.
The IMF’s January 2009 projections envisage a 1.6 % reduction in U.S. gross domestic product (GDP) in 2009. In January 2009, the U.S. Congressional Budget Office also expected a contraction in the U.S. economy in 2009, with inflation-adjusted GDP falling 2.2% – and the longest and deepest recession in the United States since the Second World War. According to the ECB, restrictive credit terms, the shortage of work, weaker corporate balance sheets, and uncertain economic prospects are all discouraging U.S. households and businesses from spending. The continuing contraction of the housing market and decreased demand for exports also represent risks for the prospects of the U.S. economy, it reported.
116     Review of SAP Group Operations

The IMF, in its January 2009 report, projected a decline in euro area output of 2.0 % in 2009. The ECB also projected at the end of 2008 that 2009 would see continuing weakness in the global economy and very subdued demand on the domestic market. Provided some of the gloom lifts from surrounding economies and some of the tension is resolved on the financial markets, the ECB envisages that the second half of 2009 could see the beginnings of a recovery in the euro area, encouraged by an easing of commodity prices. However, it believes the downside risks predominate. Chief among these are that the turbulence on the financial markets may have a greater impact on the real economy than previously foreseen and that global macroeconomic imbalances may stoke protectionism and other uncontrollable phenomena.
In its January 2009 report the IMF forecast that, like the euro area as a whole, Germany would experience significant economic decline in 2009, with GDP contracting 2.5%. The German central bank, the Deutsche Bundesbank, anticipated at the end of 2008 that early 2009 would see a considerable decrease in activity in the real economy in Germany. It noted that bailout measures instigated by governments in many countries represented a broad base on which control over the global crisis of confidence might be asserted, but that for the rest of 2009 the burdens on the economy would be heavy. The Deutsche Bundesbank did not believe the German economy would regain momentum until a revival in the global economy, expected in 2010.
Japan will also experience significant decline in 2009, with GDP contracting 2.6%, according to the January 2009 forecast published by the IMF. According to the ECB, the beginning of the year would be marked by slow consumer spending and weak export demand. In the countries in Asia with developing and emerging economies, according to the ECB growth would decline further in 2009 owing to the spreading global economic downturn, tight finance, the weak real estate market, and the delayed effects of earlier restrictive measures.
IT Market Outlook for 2009
The gloomy prospects for the development of the global economy will continue to hamper demand for IT worldwide, according to research published at the beginning of 2009 by U.S. market research firm IDC. It believes businesses’ demand for IT will grow much more slowly. The influence of the wider economy will be stronger than usual and will only partly be offset by IT industry factors. UBS, a financial services company, also points to the close connection between economic growth and IT industry growth, calculating a historical correlation of 0.71 between global output growth and global IT spending growth.
IDC’s expectations for the growth of the IT market reflect deepening pessimism: In the summer of 2008, IDC was still expecting 5.9 % growth in global IT spending in 2009, by February 2009 it had revised this prediction to 0.5%. It foresees the most significant decline in demand in the hardware segment. In February 2009, it projected hardware spending would decrease 3.6%. In the summer of 2008, IDC was expecting 6.2 % growth in application software spending in 2009; by February 2009 it had revised this projection to 2.7%. In both the packaged software and the IT services segments, in February 2009 IDC projected 3.4 % spending growth in 2009. In January 2009, Forrester Research, another major market research firm in the United States, predicted global IT spending would decline 3 % in U.S. dollar terms in 2009, after seven years of continuous growth. The reasons it gives for this forecast are the impending recession in the United States, and currency effects. Like IDC, Forrester also believes software will be the segment to perform best in the global IT market, with spending virtually unchanged.
IDC expects the turbulence on the financial markets to have a greater impact on the emerging markets, which have hitherto seen relatively strong growth in this sector. Notably, this would affect the economies of eastern Europe, including Russia, where the global shortage of credit and tighter lending standards would particularly impact companies’ IT spending. In the EMEA region, it projects that 2009 overall IT spending will be unchanged (0.0%) since the previous year, with growth in the services segment being the highlight at 2.5%. It expects a modest increase in demand for IT in 2009 in the Americas region: Here it predicts overall IT sales will rise 0.6%, led by packaged software spending and services spending increases of 3.9 % and 3.5 % respectively. In February 2009, IDC said it expected IT demand to hold up best in the APJ region. It believes spending will grow 1.3 % there overall in 2009, helped by increases of 5.4 % in services sales and 5.2 % in packaged software sales.
SAP Annual Report 2008     117

In its discussion of future trends, IDC identifies several factors that could have a positive effect in the IT industry. For example, it suggests that convergence could buoy IT demand: convergence of the telephone network and the Internet, of IT and communications technologies, and of storage, routing, and processing in data centers. Convergence may drive new competitive dynamics and offer new applications and functions to customers. IDC reports that the resulting stricter legal and regulatory compliance demands should help sales of sophisticated GRC software, both for initial deployment and to replace older applications.
IDC sees a further positive factor in the transformation process that the software industry is just entering. That transformation includes basic architectures (such as SOA) and the way software is written and delivered. The associated new avenues for using software and new functions are expected to generate new demand. IDC says applications will become more complex as they grow more powerful. This would create space and edge for vendors offering applications and systems that help reduce complexity. IDC assumes that the transformation will take considerable time but will also spur short and medium term demand as companies transition from legacy systems to SOA-based solutions. It expects new software creation and delivery models to play a key role.
IDC also identifies the growing dynamism of IT as a short term factor: The rate at which the power and productivity of IT grows from version to version is accelerating. At the same time, applications markets are converging and the functional scope of individual applications is widening, reducing the attraction of highly specialized applications. This means the new solutions address functionally broader markets, which increases their chance of success. Finally, IDC notes that companies will continue to demand more data security, increasing the demand for IT solutions that satisfy their requirements in that respect. The more complex software grows, the more vulnerable it becomes to attack. This will draw companies toward powerful security solutions, IDC says. It expects this segment to grow significantly. IDC says the current economic problems will impede these trends but cannot stop them.
Forecast for SAP
Strategic Perspectives
Our strategy is to strengthen our market position in our traditional core business, to expand our SAP BusinessObjects division, and to continue building our new business with smaller companies. That positions us well to address the entire business software market, including enterprises of all kinds and sizes.
Traditional Core Business and SAP BusinessObjects Business
There is considerable potential for growth in our traditional core business with many global corporations and companies in the upper midmarket. With our partners, we provide an ecosystem that opens the door to competitive edge for our customers – with more flexible, more efficient business models and processes. The trend is for such customers to enter into long-term strategic relationships with us.
Our aim is to continue to consolidate our leading position in this sector. SAP Business Suite is an entire family of business applications that offers much greater functional scope than isolated solutions. Migration of our customers from SAP R/3 to SAP Business Suite strengthens our position.
By actively supporting solution, channel, and service partners in the SAP PartnerEdge program, we can provide to our customers a fuller and better targeted service. Not only our customers, but also our partners and we ourselves profit from working together in this collaborative environment.
118     Review of SAP Group Operations

This ecosystem is based on enterprise SOA and a business process platform, comprising:
▪	Process components that implement enterprise services in a robust and reusable fashion

▪	An Enterprise Services Repository of business process and object models

▪	The SAP NetWeaver technology platform to integrate and run service-enabled business applications

▪	The SAP NetWeaver Composition Environment to plan and build flexible and innovative business processes
SAP Business All-in-One, which we market with partners, is another factor in maintaining our leading position in the upper midmarket segment.
Through SAP BusinessObjects, we also intend to offer more products for business users, such as data analysis and GRC solutions. The aim is to extend the circle of people who use SAP software, for example on their mobile device or in an office application, as we are doing with Duet software, which we developed with Microsoft, and with the Alloy software we developed with IBM.
Developing New Business with Smaller Companies
SAP Business ByDesign is a complete software solution for businesses in the 100 to 500-employee size range – fast-growing companies that typically have not experienced integrated business solutions before.
We estimate that in Germany and the United States alone there are about 60,000 such companies, and that the potential total world market is worth more than € 11 billion or US$15 billion. To tap potential business in the lower mid-market in the years to come, we have aligned our organization toward new customer relationships and a big, diversified partner ecosystem by investing in sales channels, processes, infrastructure, and human resources.
Organic Growth and Targeted Acquisitions
Our strategy remains primarily oriented to organic growth. That is why we will continue to invest in product development work of our own, along with our investment in infrastructure, sales, and marketing. Our platform strategy also enables us to leverage the innovative potential of our partners for the use of our customers. We expect targeted acquisitions to improve our coverage in key strategic fields.
Operational Targets for 2009
Due to the continuing uncertainty surrounding our economic and business environment, we will not publish specific outlook guidance for our 2009 software and software-related service revenue.
▪	We expect our 2009 non-GAAP operating margin, which excludes a nonrecurring deferred support revenue write-down from the acquisition of Business Objects of approximately € 9 million and acquisition-related charges, to be in the range of 24.5 % to 25.5 % at constant currencies. That includes nonrecurring restructuring costs of between € 200 million and € 300 million that we expect to incur as we reduce our workforce and that we expect will negatively impact our non-GAAP operating margin by approximately 2 to 3 percentage points. Our 2009 non-GAAP operating margin outlook is based on the assumption that our 2009 non-GAAP software and software-related service revenue, which excludes a nonrecurring deferred support revenue writedown from the acquisition of Business Objects, will be unchanged or decline not more than 1 % at constant currencies
(2008: € 8,623 million).

▪	We expect a corresponding decrease in our operating income.

▪	We project an effective tax rate for 2009 of 29.5 % to 30.5% (2008: 30.1%) based on U.S. GAAP income from continuing operations.

▪	If the Annual General Meeting of Shareholders so resolves, in 2009 we will again pay a dividend that provides a payout ratio of about 32%.
SAP Annual Report 2008     119

Excepting acquisitions, our planned capital expenditures for 2009 will be covered in full by operating cash flow and will chiefly be spent on completing new office buildings at various locations.
Among the premises on which this outlook is based are those presented concerning economic development and our expectation that we will not benefit from any positive effects in 2009 from a major acquisition. We also assume that our results in the first half of 2009, and especially in the first quarter, will hardly be comparable with our very good performance in the first half of 2008 before the beginning of the economic crisis.
Medium-Term Perspectives
We expect our business and revenue to continue to grow, assuming the current economic crisis does not have long-term consequences. Our strategy is to increase software and software-related service revenue, which comprises software and maintenance revenue and subscriptions and other software-related services.
The completion of our SOA development road map (which means all SAP solutions now run on a business process platform), the introduction of our SAP Business ByDesign solution, and our acquisition of Business Objects will open up potential for us to address more markets. We estimate that the total volume of the software and software-related services segment of the markets in which we now operate and will operate in the future will grow from currently about US$70 billion to about US$75 billion by 2010.
By 2010, we hope to increase our customer numbers to about 100,000. We expect 50 % of our orders received to be for new products by 2010.
120     Review of SAP Group Operations

When The Coca-Cola Company decided to improve its financial systems, the international beverages giant collaborated with SAP. The company had been well-served by a ten-year-old SAP solution that was highly customized to fulfill its complex needs. But it had outgrown this system and was looking for a way to introduce best-practice financial processes.
SAP provides the company with its superior end-to-end capabilities, data and systems integration and future state value creation. Both companies have started to work together to implement the solution SAP BusinessObjects Financial Consolidation into the company’s current SAP ERP and SAP NetWeaver Business Warehouse landscape. As a result, The Coca-Cola Company will be able to support business transformation, and identify opportunities for productivity and efficiency.
“SAP Business Objects Financial Consolidation has given us the right balance between user friendliness, reporting and analysis power, and solid scalable IT architecture across SAP and non-SAP,” says Erik. J. Verrijssen, Chief Development Officer, The Coca-Cola Company.
In addition, The Coca-Cola Company wanted to improve processes across its global franchise bottler system. The company once again partnered with SAP to design a common platform called Coke One to service developed as well as emerging markets, deliver continuous improvements and eliminate redundant IT spending in more than 200 bottler operations worldwide.
Despite the challenges of creating a common solution to suit The Coca-Cola Company’s independent franchise business model and the complexities of migrating such a complex organization to a new IT system, Coke One is already driving value for the company. The introduction of best practices and tools has helped optimize its supply chain and generate revenue growth, while eliminating redundant developmental and operational costs. Over the next two years, The Coca-Cola Company plans to rollout Coke One to bottlers on all continents with diverse market maturities.
“We have made a strategic decision to use SAP’s products and services for our next-generation business model,” says Tom Miller, General Manager of the Coke One program at The Coca-Cola Company.
Innovation starts with an Idea.     121

123	Consolidated Statements of Income

124	Consolidated Balance Sheets

126	Consolidated Statements of Recognized Income and Expense

127	Consolidated Statements of Changes in Equity

128	Consolidated Statements of Cash Flows

129	Notes to the Consolidated Financial Statements

129	General (1)

130	Scope of Consolidation (2)

130	Summary of Significant Accounting Policies (3)

144	Acquisitions (4)

150	Revenue (5)

150	Functional Costs and Other Expenses (6)

151	Other Operating Income/Expense, Net (7)

151	Other Non-operating Income/Expense, Net (8)

151	Financial Income, Net (9)

152	Income Taxes (10)

154	Earnings per Share (11)

154	Cash and Cash Equivalents, Restricted Cash and Financial Assets (12)

157	Accounts Receivable, Net (13)

158	Other Assets (14)

159	Assets and Liabilities Held for Sale (15)

160	Goodwill/Intangible Assets (16)

162	Property, Plant, and Equipment (17)

163	Accounts Payable, Financial Liabilities and Other Liabilities (18)

165	Provisions (19)

172	Shareholders’ Equity (20)

175	Supplemental Cash Flow Information (21)

175	Contingent Liabilities (22)

175	Other Financial Commitments (23)

176	Litigation and Claims (24)

178	Derivative Financial Instruments (25)

181	Financial Risk Management (26)

189	Share-Based Payment Plans (27)

199	Segment and Geographic Information (28)

203	Board of Directors (29)

208	Related Party Transactions (30)

208	Principal Accountant Fees and Services (31)

209	German Code of Corporate Governance (32)

209	Financial Reporting Exemptions (33)

209	Subsequent Events (34)

210	Subsidiaries, Equity Method Investments, and Other Investments (35)
122     SAP Annual Report 2008

CONSOLIDATED FINANCIAL STATEMENTS IFRS
Consolidated Statements of Income
for the years ended December 31,

€ millions, unless otherwise stated	Note	2008	2007
Software revenue		3,606	3,407
Support revenue		4,602	3,852
Subscription and other software-related service revenue		258	182
Software and software-related service revenue		8,466	7,441
Consulting revenue		2,498	2,221
Training revenue		434	410
Other service revenue		107	113
Professional services and other service revenue		3,039	2,744
Other revenue		70	71
Total revenue	(5)	11,575	10,256
Cost of software and software-related services		- 1,743	- 1,350
Cost of professional services and other services		- 2,285	- 2,091
Research and development		- 1,627	- 1,461
Sales and marketing		- 2,546	- 2,173
General and administration		- 624	- 499
Other operating income/expense, net	(7)	- 49	16
Total operating expenses		- 8,874	- 7,558
Operating profit		2,701	2,698

Other non-operating income/expense, net	(8)	- 27	2
Interest income		72	142
Interest expense		- 123	- 7
Other financial income		0	- 10
Share of gain/loss of associates accounted for using the equity method		1	- 1
Financial income/expense, net	(9)	- 50	124
Profit before income taxes		2,624	2,824

Income taxes	(10)	- 776	- 916
Profit after income taxes		1,848	1,908
– Profit attributable to minority interests		1	2
– Profit attributable to equity holders of the parent		1,847	1,906

Earnings per share – basic in €	(11)	1.55	1.58
Earnings per share – diluted in €	(11)	1.55	1.58
The accompanying Notes are an integral part of these Consolidated Financial Statements.
Consolidated Financial Statements IFRS     123

Consolidated Balance Sheets
as at December 31,
Assets

€ millions	Note	2008	2007
Cash and cash equivalents	(12)	1,277	1,608
Restricted cash	(12)	3	550
Short-term investments	(12)	382	498
Other financial assets	(12)	206	182
Financial assets	(12)	588	680
Accounts receivable, net	(13)	3,128	2,895
Other assets	(14)	92	75
Income tax receivables		399	283
Prepaid expenses/deferred charges		84	78
Assets held for sale	(15)	0	15
Current assets		5,571	6,184
Goodwill	(16)	4,975	1,426
Intangible assets, net	(16)	1,140	405
Property, plant, and equipment	(17)	1,405	1,316
At-equity investments	(12)	21	19
Other investments	(12)	74	170
Other financial assets	(12)	167	236
Financial assets	(12)	262	425
Accounts receivable, net	(13)	2	3
Other assets	(14)	39	49
Income tax receivables		33	35
Deferred tax assets	(10)	441	284
Prepaid expenses/deferred charges		32	34
Noncurrent assets		8,329	3,977
Total assets		13,900	10,161
124     SAP Annual Report 2008

Liabilities, Minority Interests and Shareholders’ Equity

€ millions	Note	2008	2007
Accounts payable	(18)	539	715
Income taxes payable		363	341
Financial liabilities	(18)	2,563	82
Other liabilities	(18)	1,488	1,378
Financial and other liabilities	(18)	4,051	1,460
Provisions	(19)	248	182
Deferred income	(5)	611	477
Liabilities held for sale	(15)	0	9
Current liabilities		5,812	3,184
Accounts payable	(18)	5	10
Income taxes payable		278	90
Financial liabilities	(18)	40	6
Other liabilities	(18)	50	73
Financial and other liabilities	(18)	90	79
Provisions	(19)	232	155
Deferred tax liabilities	(10)	239	123
Deferred income	(5)	61	42
Noncurrent liabilities		905	499
Total liabilities		6,717	3,683
Common stock, no par values		1,226	1,246
Authorized – not issued or outstanding: 480 million at December 31, 2008 and December 31, 2007 Authorized – issued and outstanding: 1,226 million and 1,246 million shares at December 31, 2008 and December 31, 2007

Treasury stock		- 1,362	- 1,734
Additional paid-in capital		320	347
Retained earnings		7,454	6,925
Other components of equity		- 457	- 307
Minority interests		2	1
Shareholders’ equity	(20)	7,183	6,478
Total liabilities and shareholders’ equity		13,900	10,161
The accompanying Notes are an integral part of these Consolidated Financial Statements.
Consolidated Financial Statements IFRS     125

Consolidated Statements of Recognized Income and Expense
for the years ended December 31,

€ millions	2008	2007
Profit after taxes	1,848	1,908
Currency translation adjustments	- 25	- 191
Unrealized holding gains and losses on marketable securities	1	- 2
Reclassification adjustments on marketable securities for gains and losses included in profit after taxes	- 3	- 1
Net unrealized gains and losses on marketable securities	- 2	- 3
Unrecognized pension cost increase	- 54	- 4
Unrealized gains and losses on foreign currency and interest rate cash flow hedges	- 48	55
Reclassification adjustments on foreign currency and interest rate cash flow hedges for gains and losses included in profit after taxes	- 35	- 43
Net unrealized gains and losses on foreign currency and interest rate cash flow hedges	- 83	12
Unrealized gains and losses on STAR hedges	33	34
Reclassification adjustments on STAR hedges for gains and losses included in profit after taxes	- 20	- 42
Net unrealized gains and losses on STAR hedge	13	- 8
Currency effects from intercompany long-term investment transactions	- 38	- 5
Tax on income and expenses recognized directly in equity	39	4
Income and expenses recognized directly in equity	- 150	- 195
Total recognized income and expenses for the period	1,698	1,713
– attributable to minority interests	1	2
– attributable to equity holders of the parent	1,697	1,711
The accompanying Notes are an integral part of these Consolidated Financial Statements.
126     SAP Annual Report 2008

Consolidated Statements of Changes in Equity
for the years ended December 31,

						Equity
						attributable
		Additional		Other		to equity
	Common	paid-in	Retained	components	Treasury	holders of	Minority	Total
€ millions	stock	capital	earnings	of equity	stock	the parent	Interests	Equity
January 1, 2007	1,268	332	6,368	- 112	- 1,742	6,114	9	6,123
Profit after income taxes			1,906			1,906	2	1,908
Expense recognized directly in equity				- 199		- 199		- 199
Income tax on income and expense recognized directly in equity				4		4		4
Share-based compensation		- 40				- 40		- 40
Dividends			- 556			- 556		- 556
Cancelation of treasury stock	- 23		- 796		819	0		0
Other treasury stock transactions		12			- 811	- 799		- 799
Convertible bonds and stock options exercised	1	43				44		44
Other			1			1		1
Other changes minority interests			2			2	- 10	- 8
December 31, 2007	1,246	347	6,925	- 307	- 1,734	6,477	1	6,478
Profit after income taxes			1,847			1,847	1	1,848
Expense recognized directly in equity				- 189		- 189		- 189
Income tax on income and expense recognized directly in equity				39		39		39
Share-based compensation		- 34				- 34		- 34
Dividends			- 594			- 594		- 594
Cancelation of treasury stock	- 21		- 723		744			0
Other treasury stock transactions		- 6			- 372	- 378		- 378
Convertible bonds and stock options exercised	1	13				14		14
Other			- 1			- 1		- 1
December 31, 2008	1,226	320	7,454	- 457	- 1,362	7,181	2	7,183
     This Statement is an integral part of Note 20.
Consolidated Financial Statements IFRS     127

Consolidated Statements of Cash Flows
for the years ended December 31,

€ millions	2008	2007
Profit after taxes	1,848	1,908
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	539	262
Gains/losses from at-equity investments	- 1	1
Losses on disposal of intangible assets and property, plant, and equipment	11	1
Gains on disposal of investments	- 15	- 2
Writedowns of financial assets	15	8
Allowances for doubtful accounts	76	0
Impacts of hedging for cash-settled share-based payment plans	40	32
Share-based compensation including income tax benefits	19	13
Excess tax benefit from share-based compensation	- 7	0
Deferred income taxes	- 91	8
Change in accounts receivable	- 48	- 521
Change in other assets	- 12	- 277
Change in accrued and other liabilities	- 277	375
Change in deferred income	61	124
Net cash provided by operating activities	2,158	1,932
Acquisition of minority interests in subsidiaries	0	- 48
Business combinations, net of cash and cash equivalents acquired	- 3,773	- 672
Repayment of acquirees’ debt in business combinations	- 450	0
Purchase of intangible assets and property, plant, and equipment	- 339	- 400
Proceeds from disposal of intangible assets and property, plant, and equipment	44	27
Cash transferred to restricted cash	- 451	- 550
Use of restricted cash	1,001	0
Purchase of investments	- 380	- 768
Sales of investments	579	1,025
Purchase of other financial assets	- 16	- 20
Sales of other financial assets	16	15
Net cash used in investing activities	- 3,769	- 1,391
Dividends paid	- 594	- 556
Purchase of treasury stock	- 487	- 1,005
Proceeds from reissuance of treasury stock	85	156
Proceeds from issuance of common stock (share-based compensation)	13	44
Excess tax benefit from share-based compensation	7	0
Proceeds from short-term and long-term debt	3,859	47
Repayments of short-term and long-term debt	- 1,571	- 48
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	24	75
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	- 55	0
Net cash provided by/used in financing activities	1,281	- 1,287
Effect of foreign exchange rates on cash and cash equivalents	- 1	- 45
Net change in cash and cash equivalents	- 331	- 791
Cash and cash equivalents at the beginning of the period	1,608	2,399
Cash and cash equivalents at the end of the period	1,277	1,608
Interest paid in 2008 and 2007 amounted to € 105 million and € 6 million, respectively, and interest received in 2008 and 2007 amounted to € 72 million and € 142 million, respectively.
The accompanying Notes are an integral part of these Consolidated Financial Statements. Please refer to Note 21 for additional cash-flow-related information.
128     SAP Annual Report 2008

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(1) General
The accompanying Consolidated Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “our,” “SAP,” “Group,” and “Company”) have been prepared as required by the German Commercial Code (HGB), section 315a in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as adopted by the European Union (EU). The designation “IFRS” includes all valid International Accounting Standards (IAS), International Financial Reporting Standards (IFRS), and the related interpretations.
We have applied all standards and interpretations that were effective and endorsed by the European Union as at December 31, 2008. There are no standards or interpretations applicable to us for the year ended December 31, 2008 that were effective but not yet endorsed. Therefore our financial statements comply with both IFRS as issued by the IASB and IFRS as endorsed by the EU.
Our Consolidated Statements of Income are presented using a classification of expenses based on their function within the entity.
The Consolidated Balance Sheets correspond to the classification provisions contained in IAS 1 Presentation of Financial Statements. For clarity, various items are aggregated in the income statements and balance sheets. These items are disaggregated separately in the Notes. Amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) unless otherwise stated.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
We are an international corporation with headquarters in Walldorf, Germany. We develop, market, and sell a variety of software solutions, primarily enterprise application software products for organizations including corporations, government agencies, and educational institutions. We also offer support, consulting, training, and other services related to our software offering. For more information, see Note 28.
We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control. We derive a substantial portion of our revenue from software licenses and software-related services sold to customers in Germany, the United States, the United Kingdom, France, and Japan. Our future revenue and income may be significantly adversely affected by a prolonged economic slowdown in any of these countries or elsewhere. For example, the current global financial crisis and general uncertainty in global economic conditions has caused, and may in the future cause, reduction and deferral in demand for our products, negatively impacting our business, results of operations, financial condition, and cash flows. Global economic conditions may worsen in the future, exacerbating this negative impact. This deterioration of global economic conditions could make it increasingly difficult for us to accurately forecast demand for our products and services, and could cause our revenue and operating results to fall short of expectations. Other risk factors include consolidation and intense competition in the software industry and declines in customer demand.
Our Consolidated Financial Statements are presented in euros, which is the functional currency of SAP AG. However, because a significant portion of our business is conducted in currencies other than the euro, our reported financial results are affected by foreign currency exchange rate changes. We continually monitor our exposure to foreign currency exchange risk and have a Company-wide foreign currency exchange risk policy under which we may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, pound sterling, Japanese yen, Swiss franc, Canadian dollar, and Australian dollar could significantly impact our reported financial position and results of operations.
Consolidated Financial Statements IFRS     129

(2) Scope of Consolidation
The Consolidated Financial Statements include SAP AG and all entities that are controlled directly or indirectly by SAP AG. We fully consolidate one entity in which we hold only 49 % of the voting shares, due to an agreement with the majority shareholder which provides that SAP fully controls the entity, receives all benefits, and incurs all risks. All other consolidated entities are majority-owned.
All SAP entities prepare their financial statements as at December 31. All financial statements were prepared applying the same Group IFRS accounting and valuation principles. Intercompany transactions and balances relating to consolidated entities have been eliminated.
The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements.
Overview of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2007	23	116	139
Additions	5	68	73
Disposals	- 6	- 19	- 25
December 31, 2008	22	165	187
The changes in the scope of companies included in the Consolidated Financial Statements during 2008 have an effect on the comparability of the Consolidated Financial Statements presented. The additions relate to legal entities added in connection with acquisitions. The disposals are due to mergers and liquidations of consolidated or acquired legal entities. For additional information on our acquisitions and the effect on our Consolidated Financial Statements please see Note 4.
Associates
Companies in which we do not have a controlling financial interest but over which we can exercise significant operating and financial influence (associates) are accounted for using the equity method.
(3) Summary of Significant Accounting Policies
Use of Estimates
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting periods. In making our estimates, we consider historical and forecast information, as well as regional and industry economic conditions in which the Company or its customers operate, changes to which could adversely affect our estimates, in particular when assessing revenues and costs, the valuation and recoverability of receivables, investments and other assets, tax positions, provisions, and contingent liabilities. Actual results could differ from original estimates.
Basis of Measurement
The Consolidated Financial Statements have been prepared based on the historical cost basis except for the following:
▪	Derivative financial instruments, available-for-sale financial assets, and liabilities for cash-settled share-based payment arrangements are measured at fair value

▪	Foreign exchange receivables and payables are translated at period-end exchange rates; and

▪	Pensions are measured according to IAS 19 as described in Note 19a
130     SAP Annual Report 2008

Where applicable, information about the methods and assumptions used in determining the respective measurement bases and fair values is disclosed in the Notes specific to that asset or liability.
Business Combinations
We account for all business combinations using the purchase method. We allocate the purchase price to the fair values of the assets acquired and liabilities assumed as at the date of acquisition. The results of operations of acquired entities are included in our Consolidated Statements of Income beginning at the respective acquisition date.
Foreign Currencies
The functional currencies of our subsidiaries are their local currencies. The assets and liabilities of our foreign operations where the functional currency is not the euro are translated into euros using period-end closing exchange rates. Items of income and expense are translated into euros using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in other components of equity. Currency effects from intercompany long-term investments relate to intercompany foreign currency transactions that are of a long-term investment nature and are also included in other components of equity. When a foreign operation is disposed of, the foreign currency translation adjustments applicable to that entity are recognized in profit or loss.
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities that are denominated in foreign currencies other than the functional currency are remeasured at the period-end closing rate with resulting gains and losses reflected in other non-operating income/expense, net in the Consolidated Statements of Income.
Operating cash flows are translated into euros using average exchange rates during the respective periods. Investing and financing cash flows are translated into euros using the exchange rates in effect at the time of the respective transaction. The effects on cash due to fluctuations in exchange rates are shown in a separate line in the Consolidated Statements of Cash Flows.
Exchange Rates
The exchange rates of key currencies affecting the Company were as follows:
Exchange Rates

		Closing rate as at December 31,		Annual average exchange rate
equivalent to € 1		2008	2007	2008	2007
U.S. dollar	USD	1.3917	1.4721	1.4662	1.3777
Pound sterling	GBP	0.9525	0.7334	0.8016	0.6890
Japanese yen	JPY	126.14	164.93	148.88	161.43
Swiss franc	CHF	1.4850	1.6547	1.5786	1.6446
Canadian dollar	CAD	1.6998	1.4449	1.5486	1.4623
Australian dollar	AUD	2.0274	1.6757	1.7724	1.6368
Consolidated Financial Statements IFRS     131

Revenue Recognition
We derive our revenues from the sale or license of our software products and of support, subscription, consulting, development, training, and other services. The vast majority of our software arrangements include support services and many also include professional services and other elements.
Software and software-related service revenue as shown in our Consolidated Statements of Income is the sum of our software revenue, support revenue, and revenue from subscriptions and other software-related services. Professional services and other service revenue as shown in our Consolidated Statements of Income is the sum of our consulting revenue, training revenue, and other service revenue. Other revenue as shown in our Consolidated Statements of Income consists of income from SAP marketing events. Revenue information by segment and geographic region is disclosed in Note 28.
Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with unspecified future software updates, upgrades, and enhancements, and technical product support. We recognize support revenues ratably over the term of the support service contract, usually one year. We do not separately sell technical support services or unspecified software upgrades, updates, and enhancements. Accordingly, we do not distinguish within Software and software-related service revenue or within Cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.
Subscription and other software-related service revenue represents fees earned from subscription and software rental arrangements, on-demand solutions, and other software-related services. Subscription contracts have both software and support service elements as they provide the customer with current software products, rights to receive unspecified software products in the future, and rights to support services. Customers pay an annual fee for a defined subscription term, usually five years, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product. Software rental contracts also have both software and support service elements. Such contracts, sometimes referred to as time-based license contracts, provide the customer with current software products and support but not the right to receive unspecified software products in the future. We recognize fees from software rental contracts ratably over the term of the arrangement. Revenue from on-demand solutions relate to hosted contracts that provide the customer with the right to use certain software functionality but not the right to exit the contract or take possession of the software without significant penalty. On-demand solution revenues are recognized ratably over the term of the arrangement. Other software-related services revenue mainly consists of software-related revenue-sharing agreements.
We recognize consulting, training, and other professional services revenues when the respective services are performed. Consulting revenue primarily results from implementation support contracts to install and configure our software products. Such contracts do not usually involve significant production, modification, or customization of software, so the consulting revenues are recognized on a time-and-materials basis or using the percentage of completion method of accounting.
Training revenue results from contracts to provide educational services to customers and partners regarding the use of our software products.
Other service revenue consists of fees from non-mandatory hosting contracts, application management services (AMS), and referral fees. Non-mandatory hosting contracts allow the customer to exit the arrangement at any time and to take possession of the software without significant penalty. Our AMS contracts provide post-implementation application support, optimization, and improvements to a customer’s SAP-centric IT solution to ensure availability and performance of the customer’s business processes. Fees from referral services are commissions from partners to which we have referred customers.
132     SAP Annual Report 2008

Revenue from the sale of licenses is recognized in line with the requirements for selling goods stated in IAS 18. The sale is recognized net of returns and allowances, trade discounts, and volume rebates. As authorized by IAS 8.10 to 8.11, we follow the guidance provided by the American Institute of Certified Public Accountants (AICPA) Statement of Position 97-2, Software Revenue Recognition (SOP 97-2), as amended, in order to determine the recognizable amount of license revenue in case of multi- element arrangements. Revenue on multiple-element arrangements is recognized using the residual method of revenue recognition when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, support services, consulting, or other services) in the arrangement, but does not exist for one or more delivered elements (generally software). We allocate revenue to each undelivered element based on its respective company-specific objective evidence of fair value which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. We allocate revenue to undelivered support services based on company-wide rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed currency amount or a fixed percentage of the discounted software license fee charged to the customer; the vast majority of our customers renew their annual support service contract at these rates. We allocate revenue to future incremental discounts whenever customers are granted the right to license additional software at a higher discount than the one given for the initial software license arrangement, or to purchase or renew support or services at rates below company-specific objective evidence of fair value of the respective service, as we believe such discounts are significant regardless of quantitative magnitude.
We defer revenue for all undelivered elements and recognize the residual amount of the arrangement fee attributable to the delivered elements, if any, when the basic criteria in SOP 97-2 have been met and VSOE exists for the undelivered elements.
Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, software revenue is recognized when all of the following four criteria have been met:
1.	Persuasive evidence of an arrangement exists

2.	Delivery has occurred

3.	The fee is fixed or determinable, and

4.	Collectability is probable
If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectability is not probable, revenue is deferred until payment is received. Almost none of our software license agreements include acceptance testing provisions. If an arrangement allows for customer acceptance testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses.
We usually sell or license software on a perpetual basis. Occasionally, we license software for a specified time. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized ratably over the license term. We allocate a portion of short-term time-based license fees to support revenue based on the estimated fair value of the support services and allocate the remaining (residual) amount to software revenue. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists, in which case the amount allocated to the delivered software based on the residual method is recognized as software revenue once the basic criteria in SOP 97-2 have been met.
Consolidated Financial Statements IFRS     133

We recognize revenue from arrangements involving resellers on evidence of sell-through by the reseller to the end-customer. We have a history of honoring contingent rights if we become aware that a reseller has granted contingent rights to an end-customer, although we have no contractual obligation to do so. Accordingly, we do not recognize revenue for arrangements involving resellers until the earlier of the point at which a valid license agreement without contingencies has been agreed with the end-customer or the contingencies expire.
In multiple-element arrangements involving software and consulting, training, or other professional services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues. Revenues for arrangements that involve significant production, modification, or customization of the software and those in which the services are not available from third-party vendors and are therefore deemed essential to the software, are recognized depending on the fee structure, on a time-and-material basis, or using the percentage of completion method, based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which we believe recoverability to be probable. If the arrangement includes multiple elements we exclude those elements from contract accounting (for example support services or hosting) that meet the criteria for separate recognition, provided that the elements have stand-alone value and company-specific objective evidence of fair value exists. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized immediately based on an average fully burdened daily rate applicable to the unit delivering the services, which consists of costs allocable to the arrangement.
Sometimes we enter into joint development agreements with customers to leverage their industry expertise and provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. We recognize software revenue in conjunction with these arrangements based on the percentage of completion method. When total cost estimates exceed revenues, the estimated losses are recognized immediately based on an average fully burdened daily rate applicable to the unit delivering the services, which consists of costs allocable to the arrangement.
The assumptions, risks, and uncertainties inherent in the application of the percentage of completion method affect the timing and amounts of revenues and expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances. Changes in estimates of SAP’s progress towards completion and of contract revenues and contract costs are accounted for as cumulative catch-up adjustments to the reported revenues for the applicable contract.
We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, consulting, and training revenues, depending on the nature of the service for which the out-of-pocket expenses were incurred.
If a customer is specifically identified as a bad debtor, we stop recognizing revenue except to the extent of fees that have already been collected.
We record sales net of applicable sales taxes.
Research and Development
Development activities involve the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products before the start of commercial production or use. Development expenditures are capitalized only if all of the following criteria are met:
1.	Development cost can be measured reliably

2.	The product is technically and commercially feasible

3.	Future economic benefits are probable

4.	We intend to complete development and market the product
We have determined that technical feasibility for our software products is reached shortly before the products are available for sale. Costs incurred after technical feasibility is established have not been material. Consequently, all research and development costs are expensed as incurred.
134     SAP Annual Report 2008

Government Grants
We record government grants when it is reasonably assured that we will comply with the relevant conditions and that the grant will be received. Our government grants generally represent subsidies for activities specified in the grant. As a result, government grants are recognized as a reduction of the related expense when earned.
Advertising Costs
Advertising costs are included in sales and marketing expense and are expensed as incurred. Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue unless we obtain a separate identifiable benefit for the contribution and the fair value of the benefit is reasonably estimable.
Leases
We are a lessee of property, plant, and equipment, mainly buildings and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.
Some of our operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. The incentives are amortized over the life of the lease and the rent expense is recognized on a straight-line basis over the life of the lease. The same applies to contractually agreed future increases of rents.
Income Taxes
Deferred taxes are accounted for under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on tax loss and tax credit carryforwards.
Deferred income tax assets and liabilities are measured using enacted, respectively substantively enacted, tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss respectively in Other components of equity in the period that includes the respective enactment date.
We reduce deferred income tax assets by a valuation allowance to the extent that it is probable that some portion or all of the deferred tax assets will not be realized.
Interest and penalties on income taxes are classified as income tax expense.
Share-Based Compensation
Share-based compensation covers cash-settled and equity-settled awards issued to employees.
Equity-settled awards are measured at grant-date fair values determined using the Black-Scholes option-pricing model. Such awards are not subsequently remeasured. The grant-date fair value of equity-settled awards is recognized as personnel expense on a straight-line basis over the period in which the employees become unconditionally entitled to the options, with a corresponding increase in additional paid-in capital. The amount recognized as an expense is adjusted to reflect the actual number of share options that ultimately vest.
The fair value of cash-settled awards is recognized as personnel expense using the accelerated attribution method over the period in which the employees become unconditionally entitled to payment, with a corresponding increase in liabilities. Cash-settled awards are remeasured to fair value at each balance sheet date until the award is settled. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss. The fair values for hedged programs are based on market data reflecting current market expectations.
For more information about our share-based compensation plans, see Note 27.
Consolidated Financial Statements IFRS     135

Statement of Recognized Income and Expense
The statement of recognized income and expense includes profit after taxes and other components of equity.
Other components of equity include foreign currency translation adjustments, unrealized gains and losses from inter-company long-term investment transactions, unrecognized pension cost, gains and losses from derivatives designated as cash-flow hedges, gains and losses from interest rate hedges, gains and losses resulting from share-based compensation hedges, and unrealized gains and losses from marketable debt and equity securities classified as available-for-sale. Other components of equity are shown separately in the Statement of Recognized Income and Expense as well as in Note 20.
Earnings per Share
We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing profit after taxes attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised or converted.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash at banks and highly liquid investments with original maturities of three months or less.
Investments
Investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments.
Equity securities, other than investments accounted for by the equity method, and marketable debt securities are classified as available-for-sale. If it is readily determinable, marketable securities classified as available-for-sale are accounted for at fair value, with unrealized gains and losses being excluded from profit or loss and reported net of tax directly in other components of equity. Gains or losses realized on sales of securities classified as available-for-sale are based on the average-cost method. We do not hold securities for trading purposes or to maturity, respectively.
Equity investments in privately held companies over which we do not have the ability to exercise significant influence and whose fair value cannot be reliably measured in absence of an active market are accounted for at cost. Standard purchases and sales of financial assets are accounted for at trade date. Gains or losses realized on sales of such investments are based on the average-cost method.
All investments are evaluated for impairment at least annually or if we become aware of an event that indicates that the carrying amount of the asset may not be recoverable. These financial assets are considered impaired if there is objective evidence of impairment as a result of one or more events. Objective evidence includes, but is not limited to, a significant decline of the fair value below its carrying amount for an extended period of time, a high probability of insolvency, or a material breach of contract by the issuer. An impairment charge is recognized in finance income, net in the period in which objective evidence indicates that one or more events have happened that have a negative effect on the estimated future cash flows. An impairment loss for a debt security is reversed if the reason for the original impairment loss no longer exists. Impairment losses for available-for-sale equity securities are not reversed.
Net gains/losses on investments consist of impairment charges and reversals, interest income and expenses, dividends, and gains and losses from the disposal of such assets. Dividend income is recognized when earned. Interest income is recognized based on the effective interest method. Neither dividend nor interest income are included in net gains/losses at the time of disposal. Investments are derecognized when all of the risks and rewards of ownership have been transferred.
136     SAP Annual Report 2008

At-Equity-Investments
Investments accounted for under the equity method are initially recorded at acquisition cost and are subsequently adjusted for our proportionate share of the investees’ profit or loss, changes in the investees’ equity, and for amortization of any step-up in the value of the acquired assets over the investees’ book value. The excess of our initial investment in at-equity investments over our ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill (“investor level goodwill”) which is not amortized.
We recognize an impairment loss on our at-equity investments when objective evidence indicates that one or more events have had a negative effect on the higher of the value in use and fair value less cost to sell.
Other Financial Assets
Included in other financial assets are non-derivative and derivative financial assets. Other non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are generally measured at amortized cost. Non-interest-bearing or below-market-rate loans to employees and to third parties are discounted to the present value of estimated future cash flows. In the event of any delay or shortfall in payments due under employee or third-party loans, we perform an individual loan review to determine whether any impairment exists. The same applies if we become aware of any change in the debtor’s financial condition that indicates a delay or shortfall in payments may result. If it is probable that we will not be able to collect the amounts due according to the terms of the loan agreement, an impairment charge is recorded on an allowance account based on our best estimate of the amount that will not be recoverable. Account balances are charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. Generally, we do not designate other financial assets as at fair value through profit or loss.
Investments in insurance policies held for employee- financed pension plans are recorded at their cash surrender values. Other assets are recorded at historical cost which approximates fair value due to their short-term nature or the inclusion of interest.
Derivatives with positive fair values are recorded as an asset. For further information on derivatives see section “Derivatives.”
Net gains/losses on other financial assets consist of impairment charges and reversals, interest income and expenses, and gains and losses from the disposal of such assets. Interest income is recognized based on the effective interest method and is not included in net gains/losses at the time of disposal. Other financial assets are derecognized when all of the risks and rewards of ownership have been transferred.
Derivatives
We account for derivatives and hedging activities in accordance with IAS 39, Financial Instrument: Recognition and Measurement (“IAS 39”) at fair value.
Derivatives without designated hedge relationship Many transactions constitute economic hedges and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IAS 39. For the hedging of currency risks inherent in foreign currency denominated, recognized monetary assets and liabilities we do not designate our held for trading derivative financial instruments as accounting hedges, as the realized profits and losses from the underlying transactions are recognized in profit or loss at the same time as the realized profits and losses from the derivatives used as hedging instruments. Derivatives without a designated hedge relationship for the economic hedging of interest rate risks are classified as held for trading and recorded at fair value through profit or loss.
Embedded derivatives
We occasionally have contracts that require payment streams in currencies other than the functional currency of either party to the contract. Such embedded foreign currency derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.
Consolidated Financial Statements IFRS     137

Derivatives with designated hedge relationship
(cash flow hedge)
Derivatives which meet the requirements for hedge accounting as set out in IAS 39 and which are part of an effective hedging relationship are carried at their fair value on initial recognition. We designate and document the hedge relationship including the nature of the risk, the identification of the hedged item, the hedging instrument, and how we will assess the hedge effectiveness. Subsequently, derivatives within a hedging relationship are accounted for at fair values. The accounting for changes in fair value of the hedging instrument depends on the effectiveness of the hedging relationship. The effective portion of the unrealized gain or loss on the derivative component included in the cash flow hedge relationship (included component) is reported net of tax in other components of equity. We subsequently reclassify the portion of gains or losses on the included component from equity to profit or loss when a financial asset or liability is recognized. The ineffective portion of gains or losses on the included component as well as all fair value changes resulting from the excluded components are reported in profit or loss. For detailed information on our hedges, see Note 25.
Valuation and testing of effectiveness
Derivatives are recorded at fair value in our Consolidated Balance Sheets. The fair value of the derivatives is calculated by discounting the expected future cash flows using relevant interest rates, and spot rates over the remaining lifetime of the contracts.
Gains or losses on the spot price and the intrinsic values of the derivatives designated and qualifying as cash flow hedges are recognized net of tax directly in other components of equity, while gains and losses on the interest element and on the time values excluded from the hedging relationship are recognized in profit or loss immediately.
The effectiveness of the hedging relationship is tested prospectively and retrospectively. Prospectively, we apply the critical terms match for our foreign currency hedges as currencies, maturity, and the amounts are identical for the forecasted transactions and the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively. For interest rate swaps, we also apply the critical terms match as the notional amounts, currencies, maturity, basis of the variable leg (EURIBOR), reset dates, and the dates of the interest and principal payments are identical for the debt instrument and the corresponding interest rate swaps. Therefore, over the life of the hedging instrument, the changes in cash flows of the hedging relationship components will off-set the impact of fluctuations for the underlying forecasted transactions.
Retrospectively, effectiveness is tested on a cumulative basis applying the Dollar Offset Method by using the Hypothetical Derivative Method. Under this approach, the change in fair value of a constructed hypothetical derivative whose terms reflect the relevant terms of the hedged item, is compared to the change in the fair value of the hedging instrument employing the relevant spot rates at the time of hedge designation and the actual spot rates. The hedge is deemed highly effective if the results are within a range of 80 % to 125%.
Accounts Receivable
Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Accounts receivable are recorded at invoiced amounts less sales allowances and an allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. We determine the allowance for doubtful accounts using a two-step approach: First, we consider the financial solvency of specific customers and record an allowance for specific customer balances when we believe it is probable that we will not collect the amount due according to the contractual terms of the arrangement. Second, we evaluate homogenous portfolios of receivables according to their default risk primarily based on the age of the receivable and historical loss experience, but also taking into consideration general market factors such as the current economic crisis, and how that might impact our receivable portfolio. We record an allowance for a portfolio of receivables when we believe it is probable that a loss has occurred, or that we will not collect some or all of the amounts due. Account balances are charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. Allowances for a portfolio of receivables are recorded as other operating income/expense, whereas allowances for specific customer balances are recorded in cost of software and soft-
138     SAP Annual Report 2008

ware related services or cost of professional services and other services, depending on the transaction to which the receivable relates. As accounts receivable do not bear interest, we discount receivables with a term exceeding one year to their present value using local market interest rates. Interest effects are recognized in profit or loss. We do not designate accounts receivable as financial assets at fair value through profit or loss.
Net gains/losses on accounts receivable consist of impairment charges and reversals, interest income and expenses, and gains and losses from the disposal of such assets.
Included in accounts receivable are unbilled receivables related to fixed-fee and time-and-material consulting arrangements for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. If payments received from customers exceed the income recognized, the difference is presented as advance payments under accounts payable.
Other Assets
All other assets are recorded at amortized cost, which approximates fair value either due to their short-term nature or due to the application of interest.
Inventories, consisting primarily of costs for office supplies and documentation, are immaterial to us and are therefore included in other assets. We record inventories at the lower of purchase or production cost or market value. Production costs consist of direct salaries, materials, and production overhead.
Assets and Liabilities Held for Sale
Long-lived assets and disposal groups, which represent assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that we will also transfer in the transaction, are classified as held for sale beginning in the period we commit to sell the assets or disposal group as long as certain criteria are met, including that the assets or disposal group are available for immediate sale in their present condition, that the sale of the assets or disposal group is probable and expected to be completed within one year, that we are actively seeking a buyer, and that changes to the sales plan are unlikely. Long-lived assets and disposal groups held for sale are presented separately in the Consolidated Balance Sheets and reported at the lower of the carrying amount or fair value less costs to sell. Long-lived assets held for sale are not depreciated from the date they are no longer classified as held for use.
Goodwill
Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the tangible assets acquired, to those intangible assets that are required to be recognized and reported separately from goodwill, and to the liabilities assumed.
We do not amortize goodwill but test it for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of a cash-generating unit is less than its carrying value. In respect to at-equity investments, the carrying amount of goodwill is included in the carrying amount of the investment.
Consolidated Financial Statements IFRS     139

Other Intangible Assets
Purchased intangible assets with finite useful lives are recorded at acquisition cost, amortized on a straight-line basis over their estimated useful life of two to 16 years. All of our intangible assets, with the exception of goodwill, have finite useful lives and are therefore subject to amortization.
We capitalize the fair value of acquired identifiable in-process research and development (“in-process R&D”), which represents acquired research and development efforts that have not reached technical feasibility. Amortization for these intangible assets starts when the projects are complete and are taken to the market. We typically amortize these intangibles over five years.
Property, Plant, and Equipment
Property, plant, and equipment are carried at acquisition cost plus the fair value of related asset retirement costs, if any and if reasonably estimable, and less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives.
Property, plant, and equipment are generally depreciated using the straight-line method. Land is not depreciated.
Useful Lives of Property, Plant, and Equipment

Useful lives of property,
plant, and equipment
Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	5 years
Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the depreciation period reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first put into operation.
We do not hold property with the primary intention to earn capital income or for capital appreciation purposes, and therefore do not classify any property as investment property.
Impairment of Long-Lived Assets
We review long-lived assets, such as property, plant, equipment, and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. We assess recoverability of assets to be held and used by comparing their carrying amount to the recoverable amount, which is the higher of value in use and fair value less costs to sell. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds its recoverable amount.
Prepaid Expenses and Deferred Charges
Prepaid expenses and deferred charges primarily consist of prepayments of operating leases, support services and software royalties which will be charged to expense in future periods. Additionally, we capitalize the discount of our loans to employees as prepaid expenses and release it ratably to employee expenses.
Accounts Payable, Financial, and Other Liabilities
Trade payables due within one year are recognized at invoiced amounts and trade payables due beyond one year are discounted to present value based on prevailing market rates adjusted for credit risk. Other non-derivative liabilities with fixed or determinable payments that are not quoted in an active market are generally measured at amortized cost using the effective interest method.
Derivatives with negative fair values are recorded as a liability. For further information on derivatives see section “Derivatives.”
140     SAP Annual Report 2008

Provisions
Provisions are recorded when we have a legal or constructive obligation to third parties as a result of a past event, the amount can be reasonably estimated, and it is probable that there will be an outflow of future economic benefits. We regularly adjust provisions for loss contingencies as further information develops or circumstances change. Noncurrent provisions are reported at the present value of their expected settlement amounts as at the balance sheet date. Discount rates are regularly adjusted to current market interest rates.
Our software contracts usually contain general warranty provisions guaranteeing that the software will perform according to SAP’s stated specifications for six to twelve months. At the time of the sale or license of our software covered by such warranty provisions, we record an accrual for warranty costs based on historical average cost of fulfilling our obligations and classify these as a current obligation.
A provision for restructuring is recognized when we have approved a detailed and formal restructuring plan and the restructuring has commenced or has been announced.
Post-Employment Benefits
We measure our pension-benefit liabilities and other post-employment benefits based on actuarial computations using the projected-unit-credit method in accordance with IAS 19 Employee Benefits. The assumptions used to calculate pension liabilities and costs are shown in Note 19a. As a result of the actuarial calculation for each plan we recognize an asset or liability for the overfunded or under-funded status of the respective defined benefit plan. We classify a portion of the liability as current (determined on a plan-by-plan basis) if the amount by which the actuarial present value of benefits included in the benefit obligation payable within the next 12 months exceeds the fair value of plan assets. Changes in the amount of the defined benefit obligation or plan assets resulting from demographic and financial data different than originally assumed and from changes in assumptions can result in actuarial gains and losses. We recognize all actuarial gains and losses directly in other components of equity.
SAP’s pension benefits are classified as defined contribution plans if the payment to a separate fund relieves SAP of all obligations from the pension plan. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss when they become due.
Deferred Income
Deferred income consists mainly of prepayments made by our customers for support services and professional services amounts deferred from software arrangements for discounts on undelivered elements and support renewal options granted to customers, and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts. Deferred income will be recognized as software revenue, support revenue, professional service revenue, or other revenue, depending on the reasons for the deferral, once the basic applicable revenue recognition criteria have been met, for example, when the related services are performed or when the discounts are used. The current portion of deferred income is expected to be recognized within the next 12 months.
Treasury Stock
Treasury shares are recorded at acquisition cost and are presented as a deduction from Shareholders’ equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to Additional paid-in capital on an after-tax basis. On cancellation of treasury shares any excess over the calculated par value is charged to Retained earnings.
Presentation in the Consolidated Statements of Cash Flows
We classify interest and taxes paid as well as interest and dividends received as cash flows from operating activities. Dividends paid are classified as financing activities. For more information, see Note 21.
Consolidated Financial Statements IFRS     141

New Accounting Standards Adopted Early / Adopted in the Current Period
In November 2006, the IASB issued IFRS 8 Operating Segments (“IFRS 8”). IFRS 8 replaces IAS 14 Segment Reporting, and aligns segment reporting with the requirements of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, except for some minor differences. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Operating segments are components of an entity for which separate financial information is available. This information is evaluated regularly by the entity’s chief operating decision maker in order to make decisions about how to allocate resources and assess performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 will be effective for fiscal years beginning on or after January 1, 2009, with early application permitted. The European Union adopted IFRS 8 in November 2007. SAP decided to adopt IFRS 8 early in 2007. For more information about segment reporting, see Note 28.
In July 2007, the IFRIC issued IFRIC Interpretation 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (“IFRIC”). IFRIC 14 addresses three issues:
▪	When refunds or reductions in future contributions should be regarded as “available”

▪	How a minimum funding requirement might affect the availability of reductions in future contributions; and

▪	When a minimum funding requirement might give rise to a liability
IFRIC 14 is effective for fiscal years beginning on or after January 1, 2008. The adoption of IFRIC 14 did not have a significant impact on our Consolidated Financial Statements.
New Accounting Standards Not Yet Adopted
In March 2007, the IASB issued an amendment to IAS 23, Borrowing Costs (“IAS 23”). The amendment mainly relates to the elimination of the option to immediately recognize borrowing costs as an expense attributable to the acquisition, construction, or production of a qualifying as- set. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such qualifying assets defined as assets that take a substantial period of time to get ready for use or sale. IAS 23 does not require the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. IAS 23 applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009 with earlier application permitted. We have historically capitalized borrowing costs for qualifying assets. Therefore, the amendment to IAS 23 will have no impact on our Consolidated Financial Statements.
In June 2007, the IFRIC issued IFRIC Interpretation 13, Customer Loyalty Programmes (“IFRIC 13”), which addresses accounting by entities that grant loyalty award credits (such as “points” or travel miles) to customers who buy goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. IFRIC 13 will be effective for fiscal years beginning on or after July 1, 2008, with early adoption permitted. We do not expect IFRIC 13 to have a significant impact on our Consolidated Financial Statements.
In September 2007, the IASB issued an amendment to IAS 1, Presentation of Financial Statements (“IAS 1”). The revision aims to improve users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revisions include non-mandatory changes in the titles of some of the financial statements to reflect their function more clearly (for example, the balance sheet is renamed a statement of financial position). The revised IAS 1 resulted in consequential amendments to other standards and interpretations. The revision of IAS 1 will be effective for fiscal years beginning on or after January 1, 2009, with early adoption permitted. We do not expect that the revision of IAS 1 will significantly change the current presentation of our Consolidated Financial Statements.
142     SAP Annual Report 2008

In January 2008, the IASB issued IFRS 2 (revised 2008), Vesting Conditions and Cancellations (“IFRS 2”). IFRS 2 amends IFRS 2, Share-Based Payment to clarify the terms “vesting condition” and “cancellations.” IFRS 2 will be effective for fiscal years beginning on or after January 1, 2009, with early application permitted. We do not expect that the amendment of IFRS 2 will have a significant impact on our Consolidated Financial Statements.
In January 2008, the IASB issued the revised standards IFRS 3, Business Combinations (“IFRS 3”) and IAS 27 Consolidated and Separate Financial Statements (“IAS 27”). The revisions result in several changes in the accounting for business combinations. IFRS 3 and IAS 27 will be effective for fiscal years beginning on or after July 1, 2009, with early adoption permitted. The revised IFRS 3 and IAS 27 have not yet been endorsed by the European Union. Historically, we have rarely entered into business combinations in which we did not fully acquire the target. Should this history continue, the main impacts from applying the revised IFRS 3 and IAS 27 should be those resulting from changes (if any) in acquired income tax risks in accordance with IAS 12 as well as additional expenses resulting from the new guidance in the revised IFRS 3, under which acquisition-related expenses are no longer to be recorded as part of the purchase price in a business combination. The amount of these expenses mainly depends on the number and size of our future business combinations as well as the extent of use of third-party resources in the acquisition process.
In February 2008, the IASB issued an amendment to IAS 32, Financial Instruments: Disclosure and Presentation – Puttable Instruments and Obligations Arising on Liquidation (“IAS 32”). The purpose of the amendment is to provide detailed guidance on the presentation of puttable financial instruments and obligations arising only on liquidation in the balance sheet. The amendment of IAS 32 will be effective for fiscal years beginning on or after January 1, 2009, with early application permitted. We do not expect any significant implications from the amendment to IAS 32 on our Consolidated Financial Statements.
In May 2008, the IASB issued Improvements to International Financial Reporting Standards 2008, which includes nonurgent, minor amendments to several IFRSs. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2009. We are currently determining the impact these amendments will have on our Consolidated Financial Statements.
In July 2008, the IFRIC issued IFRIC Interpretation 16, Hedges of a Net Investment in a Foreign Operation (“IFRIC 16”), which provides interpretative guidance on several aspects of hedge accounting. IFRIC 16 will be effective for fiscal years beginning on or after October 1, 2008, with early adoption permitted. The European Union has not yet endorsed IFRIC 16. We do not expect IFRIC 16 to have a significant impact on our Consolidated Financial Statements.
In July 2008, the IASB issued an amendment to IAS 39, Financial Instruments: Recognition and Measurement: Eligible Hedged Items (“IAS 39”). The amendment addresses the designation of a one-sided risk in a hedged item and the designation of inflation in particular situations. The amendment applies to hedging relationships in the scope of IAS 39. The amendment is effective for fiscal years beginning on or after July 1, 2009. Earlier application is permitted. The European Union has not yet endorsed these amendments to IAS 39. We do not expect that the amendment of IAS 39 will have a significant impact on our Consolidated Financial Statements.
In October 2008, the IASB issued an amendment to IAS 39, Financial Instruments: Recognition and Measurement: Reclassification of Financial Instruments (“IAS 39”). The amendment permits reclassification of some financial instruments out of the fair-value-through-profit-or-loss category (FVTPL) and out of the available-for-sale category. In the event of reclassification, additional disclosures are required under IFRS 7. IAS 39 is effective for fiscal years beginning on or after July 1, 2008. Earlier application is permitted. We do not expect that the amendment of IAS 39 will have a significant impact on our Consolidated Financial Statements.
Consolidated Financial Statements IFRS     143

In January 2009, the IFRIC issued IFRIC Interpretation 18, Transfers of Assets from Customers (“IFRIC 18”), which clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. IFRIC 18 will be effective for fiscal years beginning on or after July 1, 2009, with early adoption permitted. The European Union has not yet endorsed IFRIC 18. We are currently determining the impact the adoption of IFRIC 18 will have on our Consolidated Financial Statements.
In March 2009, the IASB issued an amendment to IFRS 7, Improving Disclosures about Financial Instruments (“IFRS 7”). The amendments require enhanced disclosures about fair value measurements and liquidity risk. Among other things, the new disclosures:
▪	Clarify that the existing IFRS 7 fair value disclosures must be made separately for each class of financial instrument

▪	Add disclosure of any change in the method for determining fair value and the reasons for the change

▪	Establish a three-level hierarchy for making fair value measurements:
1.	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

2.	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

3.	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).
▪	Add disclosure, for each fair value measurement in the statement of financial position, of which level in the hierarchy was used and any transfers between levels, with additional disclosures whenever level 3 is used including a measure of sensitivity to a change in input data

▪	Clarify that the current maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts

▪	Add disclosure of a maturity analysis for derivative financial liabilities
The amendment is effective for fiscal years beginning on or after January 1, 2009. Earlier application is permitted. The European Union has not yet endorsed these amendments to IFRS 7. We do not expect that the amendment of IFRS 7 will have a significant impact on our Consolidated Financial Statements, especially since we already provide the information regarding the three-level hierarchy of fair value measurements on a voluntary basis in Note 26.
(4) Acquisitions
In 2008, we acquired the outstanding shares of two unrelated companies and the net assets of two other unrelated businesses. The results of these acquired businesses have been included in our Consolidated Statements of Income since the respective acquisition dates. Acquisitions in 2008 were as follows:
Acquired Businesses

Business Acquired	Sector	Acquisition Type	Acquisition Date
Business Objects S.A., Levallois-Perret, France	Public entity (NASDAQ: BOBJ; Euronext Paris ISIN: FR0004026250), specializing in business intelligence software solutions	Share purchase	1/21/08

Analytics Inc., New Haven Connecticut, USA	Privately held entity specializing in e-Procurement and procurement related analysis software	Asset purchase	6/13/08

Visiprise Inc., Alpharetta Georgia, USA	Privately held entity specializing in manufacturing execution software solutions for the integrated enterprise	Share purchase	7/22/08

Ness Technologies, Tel Aviv, Israel	Public entity (NASDAQ: NSTC) which is a global provider of IT services and solutions. Ness has sold its Israel sales and distribution division to SAP	Asset purchase	8/14/08
144     SAP Annual Report 2008

All transactions except for the acquisition of Business Objects were immaterial individually and in the aggregate to SAP. All of the acquired businesses developed and/or sold software in specific areas of strategic interest to us. The aggregate purchase price of all acquisitions, excluding Business Objects, amounted to € 91 million net of cash received. This was paid in cash except for earn-out conditions which were recognized as liabilities. The purchase price was allocated as follows:
Purchase Price Allocation

			Fair value
	Pre-		of assets
	acquisition		acquired and
	carrying	Fair Value	liabilities
€ millions	amount	adjustment	assumed
Cash and cash equivalents	9	0	9
Accounts receivable	3	0	3
Other assets	1	1	2
Property, plant, and equipment	1	0	1
Intangible assets	8	27	35
Goodwill	6	53	59
Current and deferred tax assets	0	12	12
Total assets	28	93	121
Accounts payable	1	0	1
Tax, deferred tax, and related liabilities	0	9	9
Other accrued liabilities and provisions	8	0	8
Deferred revenues	6	- 3	3
Total liabilities	15	6	21
Net assets	13	87	100
Acquisition cost			100
Cash acquired			9
Acquisition cost net of cash			91
Due to the fact that we integrate our acquired businesses into our overall operations very quickly and that some acquisitions were concluded in the form of asset deals, we cannot determine the additional revenue and net operating profit attributable to these entities since the acquisition date or for the full year.
We have not yet finalized the purchase price allocation for the transactions concluded during the second half of 2008, as we are still evaluating our assumptions for these acquisitions and particularly the assumed pre-acquisition contingencies related to tax and customer contracts.
Acquisition of Business Objects S.A.
Business Objects is a provider of business intelligence solutions. Through a combination of technology, consulting, education services, and its partner network, Business Objects provides information and business decision-making resources to small and large companies. Business Objects had dual headquarters in San José, California, and Levallois-Perret, France. Before our acquisition, its stock was traded on both the NASDAQ (in the form American depositary receipts) and the Euronext Paris stock exchanges. We acquired substantially all of the outstanding shares of Business Objects during the first two months of 2008, except a very minor number of shares (0.02 % of share capital) held by employees that are restricted under local law. Our acquisition took the form of a tender offer under French and U.S. law for all Business Objects’ common stock, all American depositary receipts representing Business Objects common stock, and all convertible bonds and warrants issued by Business Objects.
Under the terms and conditions of the tender offer agreement, we made a cash offer of € 42.00 per share of common stock and the U.S. dollar equivalent of € 42.00 per American depositary receipt determined using the euro to U.S. dollar exchange rate on settlement of the tender offers and of € 50.65 per convertible bond, and a range of € 12.01 to € 24.96 per warrant, depending on the warrant grant date. After reaching the initial minimum tender condition of more than 50 % as on January 21, 2008 the tender offer period was reopened under the same conditions until January 29 resulting in an ownership level of more than 95%. This allowed SAP to commence an immediate squeeze-out acquisition of the outstanding shares of the remaining shareholders. The acquisition cost of € 4.2 billion net of cash acquired was partly financed by a syndicated bank loan.
Consolidated Financial Statements IFRS     145

The following table shows the components of our acquisition cost for Business Objects:
Business Objects Acquisition Cost

€ millions	2008
Cost of shares outstanding	4,241
Cost of warrants outstanding	11
Cost of convertible bonds outstanding	541
Fair value of converted stock options	86
Acquisition-related transaction cost	22
Total	4,901

Cash acquired	716
Acquisition cost net of cash acquired	4,185
As part of the business combination, we purchased substantially all shares outstanding, all warrants, and all convertible bonds. The convertible bonds have been converted and the face value of the bond (€ 450 million) has been paid to SAP since the acquisition. In addition, we assumed Business Objects’ employee share-based payment programs without changing the parameters of these programs. The fair value of employee stock options assumed and awards exchanged was determined using a binomial based valuation model with the following assumptions: a risk-free interest rate of 3.42 % to 3.74%, an expected volatility of 29%, and a dividend yield of 1.3%. For the purposes of purchase accounting we have used the cash offer price of € 42 to determine the fair value of the exchanged Business Objects stock option awards. The fair value of unvested Business Objects options and restricted stock awards related to future service is being amortized based on the accelerated attribution method over the remaining service period, while the value of vested options is included in the total purchase price. Acquisition-related transaction costs include investment banking fees, legal, and other fees for external advisors directly related to the acquisition.
The assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their estimated fair values as of the acquisition date, January 21, 2008. The excess of the acquisition cost of the business combination over the estimated fair values of the identifiable net assets acquired has been recognized in goodwill. Factors that contributed to the recognition of goodwill of € 3.5 billion are expected synergies from combining the activities of SAP and Business Objects as well as assets which cannot be recognized separately apart from goodwill because they are not identifiable (such as the quality and level of education of the workforce).
The following table shows the allocation of the acquisition costs to the fair values of the assets acquired and liabilities assumed as of the acquisition date and the respective carrying amounts determined in accordance with IFRS immediately before the acquisition date:
Purchase Price Allocation of Business Objects

			Fair value
	Pre-		of assets
	acquisition		acquired and
	carrying	Fair Value	liabilities
€ millions	amount	adjustment	assumed
Cash and cash equivalents	716	0	716
Financial assets	8	0	8
Accounts receivable	341	- 4	337
Other assets	46	24	70
Property, plant, and equipment	24	29	53
Intangible assets	218	740	958
Goodwill	1,123	2,364	3,487
Deferred tax assets	88	1	89
Total assets	2,564	3,154	5,718
Accounts payable	27	- 5	22
Loans and borrowings	362	- 362	0
Deferred tax liabilities	15	210	225
Other accrued liabilities and provisions	550	- 66	484
Deferred revenues	264	- 178	86
Total liabilities	1,218	- 401	817
Net assets	1,346	3,555	4,901
Acquisition cost			4,901
Cash acquired			716
Acquisition cost net of cash			4,185
146     SAP Annual Report 2008

In connection with the acquisition we have incurred restructuring cost resulting from severance and workforce relocation costs (€ 18 million), elimination of duplicate facilities (€ 35 million), and settlements with vendors to end service contracts (€ 2 million). Those costs have been recognized in income.
The following pro-forma financial information presents SAP’s results as if the acquisition had occurred at the beginning of the period. These pro-forma results have been prepared for comparative purposes only. The pro- forma results are not necessarily indicative of either the results of operations that actually would have occurred hat the acquisition been in effect at the beginning of the respective periods or of future results.
Business Objects Pro-Forma Information

	Fiscal 2008
€ millions	as reported	Pro-forma
Revenue	11,575	11,624
Profit after tax	1,848	1,847
A loss after tax of the Business Objects group included in our profit after tax amounts to € 32 million. This amount does not include any revenue and results that SAP entities have generated with Business Objects products. The loss after tax contains the amortization of all acquired Business Objects intangibles, deferred revenue write downs and other impacts resulting from the acquisition.
Furthermore this amount does not include the results of Business Objects entities that have been legally merged into SAP entities since the acquisition date.
In connection with the 2008 transactions discussed above, we assigned the following amounts to identifiable intangible assets:
Identifiable Intangible Assets Acquired as Part of Business Combinations in 2008

	Total
	intangible	Thereof	Estimated
	assets	business	useful lives
€ millions	acquired	objects	in years
Customer contracts	580	573	7 to 16
Intellectual property	332	308	6 to 7
Distribution right	3	0	2
Tradename	36	36	1 to 7
Other intangible assets	28	28	4 to 7
In-process research and development	14	13	amortized over useful life after completion
Identifiable intangible assets acquired	993	958
Consolidated Financial Statements IFRS       147

There were no identifiable intangible assets that have not been separately recorded. All In-process research and development assets have been completed in 2008 and are now subject to amortization.
Goodwill adjustments in 2008, including the amounts recognized for our 2008 acquisitions and € – 35 million of adjustments to prior year purchase price allocations, were assigned to our Product, Consulting, and Training segment as follows:
Assignment of Acquired Goodwill to Segments

		Thereof
		business
€ millions		objects
Product	3,126	3,103
Consulting	280	279
Training	105	105
Sum	3,511	3,487
The recognition of goodwill results from the fact that according to IAS 38 synergies and workforce cannot be included in the recognition of intangible assets apart from goodwill.
Prior Year Acquisitions
In 2007, we acquired the outstanding shares of five unrelated companies and the net assets of two other unrelated businesses. The results of these acquired businesses have been included in our Consolidated Statements of Income since the respective acquisition dates. The results of the acquired businesses included in our 2007 operating profit amounted to approximately € 5 million before income tax. This amount does not include any of the synergies and operating results that SAP’s existing entities have generated with the products from these acquired entities. Acquisitions in 2007 were as follows:
Prior Year Acquisitions

Business Acquired	Sector	Acquisition Type	Acquisition Date
Pilot Software Inc., Mountain View, California, USA	Privately held provider of strategy management software	Share purchase	February 14, 2007

Wicom Communication Ltd, Espoo, Finland	Privately held provider of all-IP contact center and enterprise communications software	Share purchase	May 7, 2007

MaXware AS, Lysaker, Norway	Privately held provider of identity management software	Share purchase	May 21, 2007

OutlookSoft Corp., Stamford, Connecticut, USA	Privately held provider of integrated planning, budgeting, forecasting and consolidation software	Share purchase	June 1, 2007

YASU Technologies Private Ltd., India	Privately held leader in business rules management systems	Asset purchase	October 18, 2007

Arabian Company for Systems, Applications and Products in Data Processing Ltd., Jeddah, Kingdom of Saudi Arabia	Privately held exclusive reseller of SAP software in the Arab region	Asset purchase	October 31, 2007

Silk Europe N.V., Belgium	Privately held reseller of OutlookSoft software in Belgium and the Netherlands	Share purchase	November 28, 2007
148      SAP Annual Report 2008

These transactions were immaterial individually to SAP. The acquired businesses developed and/or sold software in specific areas of strategic interest to us. Due to the fact that we integrate our acquired businesses into our overall operations very quickly and that some acquisitions were concluded in the form of asset deals, we cannot determine the additional revenue and net operating profit attributable to these entities since the acquisition date or for the full year.
The aggregate purchase price of these 2007 acquisitions was paid in cash and amounted to € 671 million net of cash received. It was allocated as follows:
Purchase Price Allocation Prior Year

			Fair value
	Pre-		of assets
	acquisition		acquired and
	carrying	Fair value	liabilities
€ millions	amount	adjustment	assumed
Cash and cash equivalents	9	0	9
Accounts receivable	15	0	15
Other assets	3	4	7
Property, plant, and equipment	3	0	3
Intangible assets	1	172	173
Goodwill	0	480	480
Current and deferred tax assets	8	56	64
Total assets	39	712	751
Accounts payable	20	0	20
Tax, deferred tax and related liabilities	31	6	37
Other accrued liabilities and provisions	8	0	8
Deferred revenues	13	- 7	6
Total liabilities	72	- 1	71
Net assets	- 33	713	680
Acquisition cost			680
Cash acquired			9
Acquisition cost net of cash			671
In addition, earn-out payments for prior year acquisitions and escrow returns of € 1 million net resulted in a total net cash outflow for our acquisitions of € 672 million in 2007.
We acquired the remaining outstanding shares of our subsidiary SAP Systems Integration AG (SAP SI) in 2007. We accounted for the acquisition of SAP SI shares using the purchase method. The aggregate purchase price for the SAP SI shares acquired in 2007 was € 48 million, which was paid in cash. The purchase price was based on SAP’s cash offer of € 38.83 per share which was made under the squeeze-out provisions of the German Stock Corporation Act, section 327a (1). Those provisions entitled us, as the holder of at least 95 % of the outstanding shares, to acquire for cash all remaining shares owned by the noncon-trolling shareholders. We allocated € 9 million to minority interest, € 2 million to identifiable intangible assets and € 37 million of the aggregate purchase price to goodwill of the Consulting segment. The recorded goodwill is not tax deductible.
Of the total goodwill of € 517 million recorded during 2007, € 205 million is expected to be fully deductible for tax purposes. Goodwill of € 427 million, € 76 million, and € 14 million recognized in 2007 was assigned to our Product, Consulting, and Training segments respectively. There were no identifiable intangible assets that have not been separately capitalized. The recognition of goodwill results from the fact that, according to IAS 38, synergies and workforce cannot be included in the recognition of intangible assets apart from goodwill.
With the purchase of the software license and support business of our exclusive partner SAP Arabia, we also reacquired some contracts and rights, including our trademark and the existing exclusive distribution arrangement. The amount allocated to the reacquired software distribution right was € 37 million (which is included in the above amount of acquired intangibles). The settlement of pre- existing rights and contracts resulted in a settlement loss of € 3 million and was recognized in cost of sales and marketing.
Consolidated Financial Statements IFRS      149

In connection with the 2007 transactions (including the SAP SI squeeze-out) discussed above, we assigned the following amounts to identifiable intangible assets.
Acquired as Part of Business Combinations in 2007

Identifiable intangible assets		Estimated useful lives
	€ millions	(in years)
Customer contracts	51	4 to 12
Intellectual property	82	5 to 10
Distribution right	37	6
Tradename	4	1 to 2
In-process research and development	1	amortized over useful life after completion
Identifiable intangible assets acquired	175
(5) Revenue
Revenue information by segment and geographic region is disclosed in Note 28.
Revenues from construction-type contracts (contract revenues) are included in software revenue and consulting revenue depending on the type of project. During fiscal years 2008 and 2007 we recognized € 634 million and € 559 million of contract revenue, respectively. The status of our construction projects in progress at the end of the reporting period was as follows:
Construction Projects in Progress

€ millions	2008	2007
Accumulated cost (multi-year)	497	540
Recognized result (+profit/- loss)	83	3
Advance payments	0	0
Gross amounts due from customers	94	90
Gross amounts due to customers	101	81
Recognized losses/loss provisions	7	18
Retentions	2	1
(6) Functional Costs and Other Expenses
The information provided below is classified by the type of expense. The Consolidated Statements of Income include these amounts in various categories based on the applicable functional area.
Personnel Expenses/Number of Employees
Personnel expenses were as follows:
Personnel Expenses

€ millions	2008	2007
Salaries	4,258	3,621
Social security costs	509	447
Pension expense	127	123
	4,894	4,191
Expenses associated with our share-based compensation plans described in Note 27 are included in personnel expenses for all years presented.
The average number of employees, measured in full-time equivalents and presented according to their function in SAP, was as follows:
Number of Employees (in Full-Time Equivalent)

	2008	2007
Software and software-related services	6,601	5,764
Professional services and other services	14,078	12,325
Research and development	15,286	12,437
Sales and marketing	10,806	7,938
General and administration	3,318	2,672
Infrastructure	1,549	1,166
SAP Group	51,638	42,302
150       SAP Annual Report 2008

Government Grants
During the fiscal year 2008 we received € 32 million (2007: € 16 million) of government grants and similar assistance which we have offset against our related expenses. All conditions required to obtain these grants have either been met or are reasonably assured of being met.
In addition we have received conditional promises of a further € 44 million, which relate mostly to research- and development-related expenses which have not been recorded as December 31, 2008 because the conditions required to obtain them are not yet reasonably assured of being achieved.
Advertising Expenses
Advertising expenses amounted to € 151 million and € 165 million in 2008, and 2007 respectively.
(7) Other Operating Income/Expense, Net
Other operating income/expense for the years ending December 31 was as follows:
Other Operating Income/Expense

€ millions	2008	2007
Bad debt expense	- 9	3
Restructuring costs	- 60	- 2
Miscellaneous other operating expenses	- 1	0
Other operating expense	- 70	1
Rental income	7	5
Receipt of insurance proceeds	4	3
Miscellaneous other operating income	10	7
Other operating income	21	15
Other operating income/expense, net	- 49	16
For more detailed information about costs incurred in connection with restructuring activities, see Note 19b.
(8) Other Non-Operating Income/Expense, Net
Other non-operating income/expense, net for the years ending December 31 was as follows:
Other Non-Operating Income/Expense

€ millions	2008	2007
Other non-operating expenses	- 34	- 16
Total other non-operating expenses	- 34	- 16
Foreign currency gains, net	2	6
thereof realized gain/loss	- 32	76
thereof unrealized gain/loss	66	- 71
thereof embedded derivatives	- 32	1
Other non-operating income	5	12
Total other non-operating income	7	18
Other non-operating income/expense	- 27	2
(9) Financial Income, Net
Financial income, net for the years ending December 31 was as follows:
Financial Income, Net

€ millions	2008	2007
Interest income	72	142
Interest expenses	- 123	- 7
Expenses/Income from securities, net	- 2	240
Income/Expense from other financial assets and loans	0	- 244
Gain/Loss from other investments	2	- 6
Other financial income, net	0	- 10
Share of result of associates accounted for using the equity method	1	- 1
Financial income, net	- 50	124
We derive interest income primarily from Cash and cash equivalents, short-term Investments, and other financial assets. The increase in interest expense is mainly due to the credit facility we entered into in connection with the acquisition of Business Objects S.A.
Consolidated Financial Statements IFRS       151

In the table above, income from securities and expenses for other financial assets and loans both include € 0 million in 2008 (€ 241 million in 2007) resulting from collateral held to secure financing investments made. While holding the collateral, we directly transfer to the debtor any income received on the collateral. Interest income received on the financing investment is included in interest income. We decide on a case-by-case basis whether to require collateral for the financial investments.
Information on gains and losses recognized directly in Other components of equity or in profit and loss for our financial assets is given in Note 12 and for our financial liabilities in Note 18. For information about our hedging activities, see Note 25.
(10) Income Taxes
Income tax expense for the years ending December 31 comprised the following components:
Income Tax Expense

€ millions	2008	2007
Current taxes – Germany	404	498
Current taxes – foreign	463	410
	867	908
Deferred taxes – Germany	11	36
Deferred taxes – foreign	- 102	- 28
	- 91	8
Income tax expense	776	916
Current taxes include € 14 million for prior years.
In 2008 and 2007, the German government enacted several new tax laws. Included was the 2008 Business Tax Reform which was enacted in 2007 and has major effects on corporations. For us the most significant effect results from a reduction of the German corporate income tax rate from 25 % to 15%, effective January 1, 2008. For deferred tax purposes, this reduction of the corporate income tax rate in Germany was already taken into account in 2007, as deferred taxes are required to be calculated using the enacted respectively substantively enacted tax rate applicable to the year in which the deferred tax item is expected to be realized or settled. The resulting effect on deferred taxes did not materially impact earnings.
The impact of the remaining tax law changes enacted in 2007, and the new tax laws enacted in 2008, was not material to our consolidated financial statements for the years ending December 31, 2008, and 2007.
Profit before income taxes consisted of the following:
Profit Before Income Taxes

€ millions	2008	2007
Germany	1,636	1,641
Foreign	988	1,183
	2,624	2,824
The effective income tax rate for the years ending December 31, 2008, and 2007, was 29.6 % and 32.4%, respectively. The following table reconciles the expected income tax expense computed by applying our combined German corporate tax rate of 26.33% (2007: 35.49%) to the actual income tax expense. Our 2008 combined German corporate tax rate includes a corporate income tax rate of 15.00% (2007: 21.91%; 2007 after the benefit of trade tax deductibility which ceased in 2008), plus a solidarity surcharge of 5.5 % thereon, and trade taxes of 10.50% (2007: 12.38%).
Reconciliation of Income Tax Expense

€ millions	2008	2007
Profit before income taxes	2,624	2,824
Expected income taxes 26.33 % in 2008 (35.49 % in 2007)	691	1,002
Foreign tax rate differential	49	- 44
Tax effect on non-deductible expenses	56	49
Prior year taxes	14	- 18
Tax effect on tax exempt income	- 49	- 77
Other	15	4

Actual income tax expense	776	916
152       SAP Annual Report 2008

Deferred income tax assets and liabilities before netting as at December 31, 2008 and 2007, are summarized (referring to the underlying items) as follows:
Deferred Taxes Assets and Liabilities

€ millions	2008	2007
Deferred tax assets
Intangible assets, net	49	58
Property, plant, and equipment, net	19	7
Financial assets	33	39
Receivables	111	76
Net operating loss carryforwards	44	10
Pension provisions	37	11
Share-based compensation	20	23
Other provisions	187	124
Deferred income	35	30
Other	60	30

Deferred tax assets	595	408

Deferred tax liabilities
Intangible assets, net	191	55
Property, plant, and equipment, net	37	31
Financial assets	63	54
Receivables	22	15
Pension provisions	57	61
Share-based compensation	1	2
Other provisions	6	5
Deferred income	4	3
Other	12	21

Deferred tax liabilities	393	247

Deferred tax assets, net	202	161
In assessing the realizability of deferred tax assets, we consider whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, we believe it is probable that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if our estimates of future taxable income during the carryforward period are reduced.
At December 31, 2008, certain of our foreign subsidiaries had net operating loss carryforwards amounting to € 395 million (2007: € 138 million). For net operating loss carry-forwards of € 207 million (2007: € 87 million) we recorded deferred tax assets, as we believe that it is probable that these tax losses can be utilized against future taxable profit. Of the total amount, € 160 million relates to federal net operating loss carryforwards in the United States, of which € 84 million expire during the years 2024 through 2028 if not used earlier, and € 197 million relates to state net operating loss carryforwards in the United States, of which € 126 million expire during 2024 through 2028 if not used earlier. The remaining amounts of the U.S. loss carryfor-wards are available to be used to offset federal and state taxable income, if any, over the next 15 years. Of the € 38 million net operating loss carryforwards outside of the United States, € 16 million relates to net operating loss carryforwards that will expire if not used within one to seven years and € 2 million relates to net operating tax loss carryforwards that will expire if not used within eight to 15 years. The remaining € 20 million relate to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.
Deferred tax assets as at December 31, 2008, and 2007, have been reduced by a valuation allowance of € 33 million and € 8 million, respectively, to a net amount that we believe is probable to be realized.
We recognized deferred tax liabilities of € 14 million (2007: € 17 million) for income taxes on future dividend distributions from foreign subsidiaries, which is based on € 696 million (2007: € 1,335 million) of cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. We have not recognized a deferred tax liability on approximately € 2.76 billion (2007: € 2.25 billion) for undistributed earnings of our foreign subsidiaries that arose in 2008 and prior years because we plan to indefinitely reinvest those undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.
Consolidated Financial Statements IFRS       153

Total income taxes including the items charged or credited directly to related components of shareholders’ equity for the years ending December 31, 2008 and 2007, consist of the following:
Total Income Taxes

€ millions	2008	2007
Income tax	776	916
Income tax recorded directly in additional paid-in	- 13	0
capital related to share-based compensation
Income tax on income and expense recognized directly in Other components of equity	- 39	- 4

	724	912
For information about the income tax impact included in other components of equity, see Note 20.
(11) Earnings per Share
Convertible bonds and stock options granted to employees under our share-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the SAP AG 2000 Long Term Incentive Plan (LTI 2000 Plan) and the SAP Stock Option Plan 2002 (SAP SOP 2002) because their effect is antidilutive. Such convertible bonds and stock options, if converted or exercised, represented 43.6 million SAP common shares in 2008 and 37.3 million SAP common shares in 2007. The number of outstanding stock options and convertible bonds is presented in Note 27.
Earnings per Share

€ millions	2008	2007
Profit attributable to equity holders of the parent	1,847	1,906
Weighted average shares – basic (number of shares in million)	1,190	1,207
Dilutive effect of stock options/convertible bonds (number of shares in million)	1	3
Weighted average shares – diluted (number of shares in million)	1,191	1,210
Earnings per share – basic in €	1.55	1.58
Earnings per share – diluted in €	1.55	1.58
(12) Cash and Cash Equivalents, Restricted Cash and Financial Assets
Cash and cash equivalents, restricted cash and financial assets as at December 31 consisted of the following:
Cash and Cash Equivalents, Restricted Cash and Financial Assets

	Cash and				Short-term		At-equity
	cash equivalents		Restricted cash		investments		investments		Other investments
€ millions	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Cash	652	546	0	0	0	0	0	0	0	0
Deposits	517	376	0	0	0	35	0	0	0	0
Restricted cash	0	0	3	550	0	0	0	0	0	0
Money market funds	108	686	0	0	193	8	0	0	0	0
Debt securities	0	0	0	0	189	449	0	0	0	100
Equity securities	0	0	0	0	0	6	21	19	74	70
Total	1,277	1,608	3	550	382	498	21	19	74	170
154       SAP Annual Report 2008

Restricted Cash
Funds classified as restricted cash as at December 31, 2007 related to a security deposit that served as collateral for SAP’s credit facility entered into in connection with the acquisition of Business Objects S.A. as described in Note 4 and 18.
Debt Securities and Marketable Equity Securities
As at December 31, 2008 and 2007, all of our debt and equity securities were classified as available-for-sale. Fund securities mainly comprise of investments in federal bonds from EU countries. Proceeds from sales of available-for-sale financial assets in 2008 were € 478 million (2007: € 45 million). Gross gains realized from sales of available-for-sale financial assets in 2008 were € 5 million (2007: € 2 million). Gross losses realized from sales of available-for-sale financial assets in 2008 were € 2 million (2007: € 1 million). Due to these sales of available-for-sale financial assets we recognized in profit and loss gains of € 5 million (2007: € 2 million) and losses of € 2 million (2007: € 1 million) which had previously been recognized in other components of equity.
Amounts pertaining to marketable securities as at December 31 were as follows:
Securities

	Securities not in loss position		Securities in loss position		Total securities
		Unrealized		Unrealized		Unrealized gains/
€ millions	Fair value	gains	Fair value	losses	Fair value	losses
2008
Marketable equity securities	0	0	0	0	0	0
Debt securities	103	0	86	1	189	- 1
Money market funds	193	0	0	0	193	0

2007
Marketable equity securities	7	2	0	0	7	2
Debt securities	172	0	377	2	549	- 2
Money market funds	8	0	0	0	8	0
For the marketable securities in a loss position, the fair values are categorized according to the duration of the loss position as follows:

	Marketable securities in loss position
	for less than 12 months		for more than 12 months
		Unrealized		Unrealized
€ millions	Fair value	losses	Fair value	losses
2008
Debt securities	0	0	86	1

2007
Debt securities	363	2	14	0
Consolidated Financial Statements IFRS       155

For the year ending December 31, 2008, we recorded impairment charges related to marketable equity securities of € 1 million (2007: € 1 million) and therefore removed unrealized losses recorded directly in Other components of equity up to that point of € 1 million (2007: € 1 million).
The marketable debt securities as at December 31, 2008, consisted of investment grade bonds. The decline in fair values of our marketable debt securities in 2008 resulted from changes in general market conditions and not from changes in the creditworthiness of the underlying debtor. We determine these impairments to be temporary, in view of the short duration of the respective declines in value and our intention and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery.
Equity Securities at Cost
The carrying value of all equity securities at cost was € 74 million and € 69 million as at December 31, 2008 and 2007, respectively. Equity securities at cost, which primarily include venture capital investments, are not included in the table above as market values for those securities are generally not readily observable. In 2008, we sold two (2007: two) investments with a carrying value at the time of sale of € 3 million (2007: € 3 million) and realized gains of € 10 million (2007: € 0 million). As at December 31, 2008, we intend to dispose of one equity securities at cost in the near future. For information on fair value measurement with regard to our equity securities at cost, see Note 26.
During 2008 and 2007, we recorded € 12 million and € 6 million, respectively, in charges related to impairments of equity securities at cost.
At-Equity-Investments
For a detailed list of the associated companies see Note 35.
The excess of our initial investment in equity method companies over our ownership percentage in the underlying net assets of those companies amounted to € 12 million as at December 31, 2008 (2007: € 11 million) and is attributed to certain fair-value adjustments with the remaining portion recognized as goodwill. Although we own less than 20 % of the voting stock of the investee company, we account for three investments using the equity method, because we can exercise significant influence over the operating and financial policies of these entities through holding seats on their boards or other means.
Other Financial Assets
Our other financial assets as at December 31 consist of the following:
Other Financial Assets

	2008			2007
€ millions	Current	Non-current	Total	Current	Non-current	Total
Derivatives	183	8	191	146	1	147
Investments in insurance policies held for semiretirement	0	81	81	0	107	107
Prepaid pension	0	2	2	0	56	56
Loans to employees	10	43	53	9	43	52
Rent deposits	0	31	31	0	24	24
Other interest receivables	2	0	2	15	0	15
Other receivables	11	0	11	12	0	12
Loans to third parties	0	2	2	0	4	4
Miscellaneous other financial assets	0	0	0	0	1	1
Total other financial assets	206	167	373	182	236	418
156       SAP Annual Report 2008

Detailed information about our derivative financial instruments is presented in Note 25. Investments in insurance policies relate to semiretirement and time accounts for which the corresponding liability is included in employee- related obligations (see Note 19b).
Loans granted to employees primarily consist of interest-free or below-market-rate building loans. Gross amounts of loans to employees were € 64 million in 2008 and € 63 million in 2007. The cumulative effect of discounting the employee loans based on the market interest rates in effect when the loans were granted was € 11 million in 2008 and € 11 million in 2007. Amortization of employee loan discounts amounted to € 3 million in 2008 and € 3 million in 2007. There have been no loans to employees or members of the Executive Board or Supervisory Board to assist them in exercising stock options or convertible bonds. There have been no significant defaults of loans to employees.
Loans to third parties are presented net of allowances for credit losses. Changes in the allowance for credit losses of third-party loans were not significant in any period presented.
We consider these other financial assets to be individually impaired based on information obtained regarding debtor’s financial difficulties. As at December 31, 2008, there were no other financial assets past due but not impaired. For general information on financial risk and the nature of risk, see Note 26.
(13) Accounts Receivable, Net
Accounts receivable, net includes costs and estimated earnings in excess of billings on uncompleted contracts of € 221 million and € 162 million as at December 31, 2008, and 2007, respectively. We received advances of € 470 million and € 385 million as at December 31, 2008, and 2007, respectively.
The carrying amounts of our accounts receivable from customers as at December 31 are as follows:
Carrying Amounts of Accounts Receivable

€ millions	2008	2007
Gross carrying amount	3,263	2,957
Sales allowances charged to revenue	- 82	- 38
Allowance for doubtful accounts charged to expenses	- 51	- 21
Carrying amount, net	3,130	2,898
Changes in the allowance for doubtful accounts were as follows:
Changes in the Allowance for Doubtful Accounts

€ millions	2008	2007
Balance January 1st	21	25
Utilization	- 3	- 8
Addition	30	11
Release	- 1	- 5
Exchange rate effects and other changes	4	- 2
Balance December 31st	51	21
Concentrations of credit risks are limited due to our large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5 % or more of total revenues or accounts
Consolidated Financial Statements IFRS       157

receivable, net in 2008 or 2007. The aging of accounts receivable as at December 31 was:
Aging of Accounts Receivable, Gross

€ millions	2008	2007
Not past due	2,408	2,337
Past due 1 – 30 days	370	344
Past due 31 – 120 days	314	140
Past due 121 – 365 days	135	71
Past due over 365 days	36	65
Gross carrying amount of accounts receivable	3,263	2,957
At the outset of any customer arrangement we strictly assess the creditworthiness of the respective customer and only record revenue and the related receivable if collectibility is assured. Due to this approach and our generally short payment terms, we have no indication as at the reporting date of impairments of accounts receivable that are not past due.
For accounts receivable past due, we determine the allowance for doubtful accounts using a two-step approach described in Note 3. We therefore consider accounts receivable of € 86 million (2007: € 33 million) as individually impaired in full or only partially mainly based on information on debtors financial difficulties and accounts receivable of € 769 million (2007: € 587 million) as collectively impaired based on the age of the receivables and our historical loss experience.
For more information about financial risk and how we manage it, see Note 26.
(14) Other Assets
Other Assets

	2008			2007
€ millions	Current	Non-current	Total	Current	Non-current	Total
Other receivables	50	39	89	36	49	85
Other tax receivables	27	0	27	22	0	22
Advance payments	8	0	8	11	0	11
Inventories	5	0	5	5	0	5
Miscellaneous other assets	2	0	2	1	0	1
Total other assets	92	39	131	75	49	124
Miscellaneous other assets primarily consists of salary advances and insurance claims for which the recognized amounts are not material.
158       SAP Annual Report 2008

(15) Assets and Liabilities Held for Sale
In November 2007 we committed to a plan to sell the business of TomorrowNow, Inc. (TomorrowNow), a wholly owned subsidiary of SAP America, Inc. (a wholly owned subsidiary of SAP AG) and to cease engaging in the business model of providing support services relating to third-party software. Negotiations with several interested parties took place. The assets and liabilities of TomorrowNow, which included the assets and liabilities of TomorrowNow entities in Europe, Australia, and Asia, were expected to be sold within twelve months. Therefore, the assets and liabilities were classified as a disposal group held for sale and were presented separately in the Consolidated Balance Sheet as at December 31, 2007.
In the second half of 2008 we made a strategic decision to discontinue our search for potential buyers and to abandon the operations of TomorrowNow. We completed the abandonment of TomorrowNow in October 2008. As part of this process, the assets were either disposed of or fully depreciated since there is no continuing economic benefit. All operating liabilities were settled and any remaining liabilities not relating to the operations of TomorrowNow were assumed by the Group.
TomorrowNow was a distinct asset group with cash flows and operations that were separable from those of the rest of SAP. The operations of this disposal group had been accounted for as a part of the product segment.
The following table details the major classes of assets and liabilities of the TomorrowNow disposal group held for sale at December 31, 2007:
Assets and Liabilities Held for Sale

€ millions	2007
Accounts receivable, net	2
Other assets	3
Current assets	5
Goodwill	7
Property, plant, and equipment, net	1
Other assets	1
Deferred tax assets	1
Noncurrent assets	10
Total assets	15

Accounts payable	1
Other liabilities	3
Deferred income	5
Current liabilities	9
Total liabilities	9
Consolidated Financial Statements IFRS      159

(16) Goodwill/Intangible Assets
Goodwill and Intangible Assets

		Software and	Acquired
€ millions	Goodwill	database licenses	technology	Other intangibles	Total

Purchase cost 1/1/2008	1,521	264	286	121	2,192
Exchange rate differences	38	- 1	13	12	62
Additions from business combination	3,511	16	347	630	4,504
Other additions	0	50	0	0	50
Retirements/disposals	0	- 6	0	0	- 6
12/31/2008	5,070	323	646	763	6,802

Accumulated amortization 1/1/2008	95	151	96	19	361
Exchange rate differences	0	0	1	4	5
Additions	0	44	153	128	325
Retirements/disposals	0	- 4	0	0	- 4
12/31/2008	95	191	250	151	687
Carrying value 12/31/2008	4,975	132	396	612	6,115

Purchase cost 1/1/2007	1,091	202	215	38	1,546
Exchange rate differences	- 80	- 1	- 12	- 5	- 98
Additions from business combination	517	0	83	90	690
Other additions	0	65	0	0	65
Retirements/disposals	0	- 2	0	- 2	- 4
Reclassifications to assets held for sale	- 7	0	0	0	- 7
12/31/2007	1,521	264	286	121	2,192

Accumulated amortization 1/1/2007	97	128	52	11	288
Exchange rate differences	- 2	- 1	- 1	0	- 4
Additions	0	26	45	10	81
Retirements/disposals	0	- 2	0	- 2	- 4
Reclassifications to assets held for sale	0	0	0	0	0
12/31/2007	95	151	96	19	361
Carrying value 12/31/2007	1,426	113	190	102	1,831
The additions to Goodwill result from our acquisitions (€ 3,511 million). For more information about acquisitions, see Note 4. Due to our decision in the second half of 2008 to abandon our TomorrowNow operations, we recorded a loss of € 6 million on disposal for the goodwill, allocated to this disposal group. For more information on assets and liabilities held for sale, see Note 15.
160      SAP Annual Report 2008

All intangible assets except for goodwill have finite useful lives and are therefore subject to amortization. Intangible assets consist of three major asset classes: Software and database licenses, acquired technology and other intangibles.
Software and database licenses consist primarily of technology for internal use whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development which are amortized over their useful lives. The additions to software and database licenses in 2008 and 2007 were individually acquired from third parties and include cross license agreements and patents, whereas the additions to acquired technology and other intangibles primarily result from our business combinations discussed in Note 4.
Other intangibles consist primarily of acquired trademark licenses and customer contracts.
The estimated aggregate amortization expense for our intangible assets as at December 31, 2008, for each of the five succeeding years ending December 31, is as follows:
Estimated Future Amortization of Intangibles

€ millions

2009	270
2010	215
2011	161
2012	124
2013	95
thereafter	275
Amortization expenses of intangible assets are included in cost of software and software-related services, cost of professional services and other services, research and development, sales and marketing as well as general and administration based on usage.
For the purpose of impairment testing, goodwill is allocated to our reportable segments Product, Consulting and Training which represent the lowest level of cash-generating units within the Group at which the goodwill is monitored for internal management purposes.
The carrying amount of goodwill by reportable segment at December 31, 2008, and 2007, is as follows:
Goodwill by Segments

		There of		There of
€ millions		additions in		additions in
Segment	12/31/2008	2008	12/31/2007	2007
Product	4,136	3,126	977	427
Consulting	692	280	409	76
Training	147	105	40	14
Total	4,975	3,511	1,426	517
Current-year additions to goodwill include adjustment to goodwill acquired in prior years in the amount of € – 35 million primarily for changes of tax positions.
For more information about our segments, see Note 28.
The impairment test for all three cash-generating units is based on the value in use determined by discounting the future cash flow expected to be generated from the continuing use of the unit. We project cash flows based on actual operating results and our 2-year business plan (2007: 3-year business plan). Cash flows for periods beyond this business plan were extrapolated. Our estimated cash flow projections are discounted to present value by means of a pre-tax discount rate between 10.78 % and 10.86% (2007: 12.12 % and 13.05%). The discount rate is based on a weighted average cost of capital approach (WACC).
Even when we applied a growth rate of only 0 % for extrapolating cash flow projections beyond the years covered by our business plan (2007: value in use based on growth rates between 1.7 % and 4.0%) for calculating the value- in-use for all cash generating units the calculated amounts exceeded the carrying amounts. As a result more realistic values in use based on growth rates expected for post business plan periods were not needed.
Consolidated Financial Statements IFRS       161

(17) Property, Plant, and Equipment
Property, Plant, and Equipment

	Land, leasehold
	improvements,
	and buildings,		Advance
	including	Other property,	payments and
	buildings on	plant, and	construction in
€ millions	third-party land	equipment	progress	Total
Purchase cost 1/1/2008	1,108	1,213	32	2,353
Exchange rate differences	7	- 7	0	0
Additions from business combination	25	29	0	54
Other additions	45	186	59	290
Retirements/disposal	- 18	- 178	0	- 196
Reclassifications	- 2	17	- 15	0
12/31/2008	1,165	1,260	76	2,501

Accumulated depreciation 1/1/2008	311	726	0	1,037
Exchange rate differences	2	- 5	0	- 3
Additions	42	172	0	214
Retirements/disposal	- 7	- 145	0	- 152
12/31/2008	348	748	0	1,096
Carrying value 12/31/2008	817	512	76	1,405

Purchase cost 1/1/2007	975	1,099	109	2,183
Exchange rate differences	- 22	- 15	- 2	- 39
Additions from business combination	1	3	0	4
Other additions	81	241	16	338
Retirements/disposal	- 10	- 120	0	- 130
Reclassifications to assets held for sale	0	- 3	0	- 3
Reclassifications	83	8	- 91	0
12/31/2007	1,108	1,213	32	2,353

Accumulated depreciation 1/1/2007	296	681	0	977
Exchange rate differences	- 7	- 8	0	- 15
Additions	32	147	0	179
Retirements/disposal	- 10	- 92	0	- 102
Reclassifications to assets held for sale	0	- 2	0	- 2
12/31/2007	311	726	0	1,037
Carrying value 12/31/2007	797	487	32	1,316
The additions and disposals in other property, plant, and equipment relate primarily to the renewal and purchase of computer hardware and cars acquired in the normal course of business.
Interest capitalized was not material to any period presented.
162       SAP Annual Report 2008

(18) Accounts Payable, Financial Liabilities and Other Liabilities
Accounts payable, financial liabilities and other liabilities classified based on due dates as at December 31 were as follows:
Accounts Payable, Financial Liabilities and Other Liabilities

	2008				2007
	Term				Term
	less than	between	more than	Balance on	less than	between	more than	Balance on
€ millions	1 year	1 and 5 years	5 years	12/31/2008	1 year	1 and 5 years	5 years	12/31/2007
Payable to suppliers	507	3	0	510	688	6	0	694
Advance payments received	32	2	0	34	27	4	0	31
Accounts payable	539	5	0	544	715	10	0	725
Bank loans and overdraft	2,319	1	1	2,321	25	2	0	27
Other financial liabilities	244	38	0	282	57	4	0	61
Financial liabilities	2,563	39	1	2,603	82	6	0	88
Other employee-related liabilities	1,161	6	6	1,173	1,060	6	49	1,115
Other taxes	268	0	0	268	262	0	0	262
Miscellaneous other liabilities	59	23	15	97	56	11	7	74
Other liabilities	1,488	29	21	1,538	1,378	17	56	1,451
	4,590	73	22	4,685	2,175	33	56	2,264
Liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on bank loans were 4.30 % in 2008 and 8.03 % in 2007.
As at October 1, 2007, SAP AG entered into a € 5 billion credit facility with Deutsche Bank AG. The credit facility was entered into in connection with our acquisition of Business Objects S.A. The use of the facility is not restricted by any financial covenants. As at December 31, 2008, there were borrowings of € 2.3 billion outstanding under the facility which bear interest of EURIBOR plus a margin of 0.25%. The credit facility matures at December 31, 2009. It can be repaid in full or in part at any time at our request, but at the latest at December 31, 2009.
As at November 5, 2004, SAP AG entered into a € 1 billion syndicated revolving credit facility agreement with an initial term of five years. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.20 % to 0.25 % depending on the amount drawn. We are also required to pay a commitment fee of 0.07 % per annum on the unused available credit. As at December 31, 2008 and 2007, there were no borrowings outstanding under the facility.
Additionally, as at December 31, 2008 and 2007, SAP AG had available lines of credit totaling € 597 million and € 599 million, respectively. As at December 31, 2008 and 2007, there were no borrowings outstanding under these lines of credit. As at December 31, 2008 and 2007, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to € 52 million and € 44 million, respectively. Total aggregate borrowings under these lines of credit, which are guaranteed by SAP AG, amounted to € 21 million and € 27 million as at December 31, 2008 and 2007, respectively.
Consolidated Financial Statements IFRS       163

A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2008 and those contractually agreed is shown in the table below. Financial liabilities for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last interest rate fixed before December 31, 2008. As we settle our derivative contracts gross, we separately show the pay and receive leg for all our currency and interest rate derivatives whether or not the fair value of the derivative is negative. The cash out-flows for the currency derivatives are translated using the respective forward rate.
Contractual Maturities of Financial Liabilities

			Cash Flows		Cash Flows
	Carrying	Cash Flows	February -	Cash Flows	July -
	Amount	January	March	April -	December	Cash Flows	Cash Flows	Cash Flows	Cash Flows	Cash Flows
€ millions	12/31/2008	2009	2009	June 2009	2009	2010	2011	2012	2013	Thereafter
Non-derivative financial liabilities
- Accounts payable	- 544	- 422	- 101	- 8	- 8	- 5	0	0	0	0
- Financial liabilities
Bank loans and overdrafts	- 2,321	- 16	0	0	- 2,303	- 1	0	0	0	- 1
Other financial liabilities	- 71	- 63	- 4	- 22	- 53	- 5	- 1	0	0	0
Derivative financial liabilities and assets
- Derivative financial liabilities
Currency derivatives without designated hedge relationship	- 124
- cash outflows		- 329	- 52	- 818	- 4	- 1	- 1	- 1	- 1	- 17
- cash inflows		320	49	731	4	0	0	0	0	0
Currency derivatives within designated hedge relationship	- 64
- cash outflows		- 23	- 90	- 171	- 156	0	0	0	0	0
- cash inflows		20	78	147	132	0	0	0	0	0
Interest rate derivatives without designated hedge relationship	- 7
- cash outflows		- 5	0	- 4	- 12	0	0	0	0	0
- cash inflows		3	0	3	9	0	0	0	0	0
Interest rate derivatives within designated hedge relationship	- 16
- cash outflows		- 19	0	- 14	- 37	0	0	0	0	0
- cash inflows		15	0	11	30	0	0	0	0	0
- Derivative financial assets
Currency derivatives without designated hedge relationship	132
- cash outflows		- 112	- 12	- 741	- 793	0	0	0	0	0
- cash inflows		115	14	823	851	0	0	0	0	0
Currency derivatives within designated hedge relationship	29
- cash outflows		- 13	- 48	- 62	- 93	0	0	0	0	0
- cash inflows		15	54	70	106	0	0	0	0	0
164       SAP Annual Report 2008

(19) Provisions
Provisions based on due dates as at December 31 were as follows:
Provisions

	2008			2007
€ millions	Current	Non-current	Total	Current	Non-current	Total
Pension plans and similar obligations (see Note 19a)	2	60	62	1	46	47
Other obligations (see Note 19b)	246	172	418	181	109	290
	248	232	480	182	155	337
a) Pension Plans and Similar Obligations
We maintain several defined benefit and defined contribution plans for our employees in Germany and at our foreign subsidiaries which provide for old age, disability, and survivors’ benefits. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of our Executive Board. Furthermore, in certain countries we provide termination indemnity benefits to employees regardless of the cause for termination. These types of benefits are typically defined by law in these foreign countries. The liabilities accrued for pensions and other similar obligations on December 31 consist of the following:
Liabilities Accrued for Pensions and Other Similar Obligations

€ millions	2008	2007
Domestic benefit pension plans	0	2
Foreign benefit pension plans	47	32
Other post-employment benefit plans	15	13
Total defined benefit plans	62	47
The Consolidated Balance Sheet includes the following significant components related to defined benefit pension plans as at December 31, 2008 and 2007 respectively:
Significant Components Related to Defined Benefit Pension Plans

€ millions	2008	2007
Present value of funded benefit obligations	599	542
Present value of unfunded benefit obligations	39	32
Total present value of benefit obligations	638	574
Fair value of plan assets	578	583
Net amount recognized	- 60	9
Pension liability (un-/underfunded)	- 62	- 47
- thereof principal pension benefit liability	- 62	- 46
- thereof insignificant pension benefit liability	0	- 1
Prepaid pension asset (overfunded)	2	56
- thereof principal prepaid pension asset	2	55
- thereof insignificant prepaid pension asset	0	1
Consolidated Financial Statements IFRS      165

Defined Benefit Pension Plans and Similar Obligations
Our domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees. Furthermore, there is a domestic employee-financed pension plan for which SAP guarantees a minimum return on investment which is equivalent to the return guaranteed by the insurance company. Even though the risk that SAP would be liable for a return that cannot be met by the insurance company is very remote, these employee-financed plans do not qualify as defined contribution plans under IFRS and are included in domestic plan assets and plan liabilities.
Foreign defined benefit plans provide participants with pension benefits that are based on compensation levels, age, and length of service.
Certain of our foreign subsidiaries are required to provide to their employees termination indemnity benefits regardless of the reason for termination (retirement, voluntary or involuntary). We treat these plans as defined benefit plans if the substance of the post-employment plan is a pension-type arrangement. Most of these arrangements provide the employee with a one-time payout based on compensation levels, age, and years of service on termination independent of the reason (retirement, voluntary or involuntary).
Our subsidiaries in the United States decided to “freeze” their defined benefit plan effective December 31, 2008 and offer additional and improved benefits under their defined contribution plan (401k-Plan regulations) instead. Beginning in 2009, eligible employees cannot continue to increase future retirement benefits through continued service to the company except for earning interest on their plan asset balance. We treat this defined benefit amendment as a curtailment due to the fact that future service of current employees will no longer qualify for benefits. As a result we recognized a curtailment gain in the amount of € 9 million related to the reduction of the defined benefit obligation.
The following table shows the development of the present values of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts:
166       SAP Annual Report 2008

Change in the Present Value of the DBO and the Fair Value of the Plan Assets

					Other post-employment
	Domestic plans		Foreign plans		plans		Total
€ millions	2008	2007	2008	2007	2008	2007	2008	2007
Change in benefit obligation
Benefit obligation at beginning of year	274	261	287	275	13	16	574	552
Service cost	1	5	38	37	2	1	41	43
Interest cost	15	11	14	11	1	1	30	23
Employee contributions	36	35	4	3	0	0	40	38
Actuarial loss/gain	- 10	- 37	- 45	0	0	- 1	- 55	- 38
Benefits paid	- 2	- 2	- 9	- 13	- 1	- 3	- 12	- 18
Acquisitions	0	0	0	0	4	0	4	0
Curtailments/settlements	0	0	- 9	- 5	- 2	0	- 11	- 5
Other changes	0	1	0	0	2	- 1	2	0
Foreign currency exchange rate changes	0	0	26	- 21	- 1	0	25	- 21
Benefit obligation at year end	314	274	306	287	18	13	638	574
Thereof fully or partially funded plans	314	274	277	265	8	3	599	542
Thereof unfunded plans	0	0	29	22	10	10	39	32

Change in plan assets
Fair value of plan assets at beginning of year	272	255	311	288	0	0	583	543
Expected return on plan assets	14	12	21	21	0	0	35	33
Employer contributions	2	2	14	52	1	1	17	55
Employee contributions	36	35	4	3	0	0	40	38
Benefits paid	- 2	- 2	- 9	- 12	- 1	- 1	- 12	- 15
Acquisitions	0	0	0	0	1	0	1	0
Settlements	0	0	0	- 4	0	0	0	- 4
Other changes	0	0	0	0	2	0	2	0
Actuarial loss/gain	- 8	- 30	- 99	- 10	0	0	- 107	- 40
Foreign currency exchange rate changes	0	0	19	- 27	0	0	19	- 27
Fair value of plan assets at year end	314	272	261	311	3	0	578	583

Funded status at year end	0	- 2	- 45	24	- 15	- 13	- 60	9

Amounts recognized in the Consolidated Balance Sheets:
Noncurrent pension assets	0	0	2	55	0	0	2	55
Accrued benefit liability (current)	0	0	- 2	- 1	0	0	- 2	- 1
Accrued benefit liability (noncurrent)	0	- 2	- 45	- 30	- 15	- 13	- 60	- 45
	0	- 2	- 45	24	- 15	- 13	- 60	9
Consolidated Financial Statements IFRS       167

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:
Actuarial Assumptions for Defined Benefit Liabilities

					Other post-employment
	Domestic plans		Foreign plans		plans
%	2008	2007	2008	2007	2008	2007
Discount rate	5.8	5.5	4.8	4.9	6.4	5.9
Rate of compensation increase	2 -5	2 - 5	2.4	4.6	5.6	5.1
The components of net periodic benefit cost of defined benefit plans for the years 2008 and 2007 were as follows:
Cost of Defined Benefit Plans

					Other post-employment
	Domestic plans		Foreign plans		plans		Total
€ millions	2008	2007	2008	2007	2008	2007	2008	2007
Service cost	1	5	38	37	2	1	41	43
Interest cost	15	11	14	11	1	1	30	23
Expected return on plan assets	- 14	- 12	- 21	- 21	0	0	- 35	- 33
Curtailment	0	0	- 9	0	0	0	- 9	0
Other	0	0	0	0	0	- 1	0	- 1
Net periodic benefit cost	2	4	22	27	3	1	27	32
168       SAP Annual Report 2008

We have recognized the following amounts of actuarial gains and losses for our defined benefit plans directly in other components of equity:
Actuarial Gains and Losses Recognized in Equity

					Other post-employment
	Domestic plans		Foreign plans		plans		Total
€ millions	2008	2007	2008	2007	2008	2007	2008	2007
Beginning balance of actuarial gains and losses recognized directly in equity	- 16	- 9	0	- 10	- 2	- 1	- 18	- 20
Actuarial gains (-) and losses (+) recognized during the period	- 2	- 7	54	10	0	- 1	52	2
Foreign currency exchange rates	0	0	3	0	0	0	3	0
Ending balance of actuarial gains and losses recognized in equity	- 18	- 16	57	0	- 2	- 2	37	- 18
For the calculation of the net periodic benefit cost for the years 2008 and 2007, the projection of the defined benefit obligation and the fair value of the plan assets as at December 31, 2008 and 2007, our actuary has used the following principal actuarial assumptions (expressed as weighted averages for our foreign and post-employment benefit plans):
Actuarial Assumptions for Net Periodic Benefit Cost

					Other post-employment
	Domestic plans		Foreign plans		plans
%	2008	2007	2008	2007	2008	2007
Discount rate	5.5	4.5	4.8	4.4	6.1	4.8
Expected return on plan assets	4.9	4.3	6.5	6.9	6.2	4.5
Rate of compensation increase	2 - 5	2 - 5	4.5	4.6	4.0	4.9
Pension Assets
Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies. The assumed discount rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.
The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. The assumed discount rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and amounts of our projected pension payments. Our foreign benefit plan asset allocation at December 31, 2008, and our target asset allocation for the year 2009 are as follows:
Consolidated Financial Statements IFRS       169

Plan Asset Allocation for Foreign Plans and Other Post-Employment Obligations

	Target asset	Actual %	Target asset	Actual %
	allocation	of 2008	allocation	of 2007
	2009	plan assets	2008	plan assets
Asset category
Equity	31	45	55	54
Fixed income	64	47	35	36
Real estate	4	3	3	1
Insurance policies	0	0	5	6
Other	1	5	2	3
Total	100	100	100	100
The investment strategies for foreign benefit plans vary according to the respective conditions in the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.
Expected Future Contributions and Benefits
Our expected contribution in 2009 is € 2 million for domestic defined benefit plans and € 29 million for foreign defined benefit plans, all of which is expected to be paid as cash contributions.
The estimated future pension benefit payments to be made over the next ten years by our domestic and foreign benefit plans for the years ending December 31 are as follows:
Estimated Future Pension Benefit Payments

			Other post-
			employment
	Domestic	Foreign	benefit
€ millions	plans	plans	plans	Total
2009	13	14	1	28
2010	10	14	1	25
2011	11	13	1	25
2012	12	14	1	27
2013	10	14	1	25
2014-2018	85	71	7	163
170       SAP Annual Report 2008

The amounts for the current year and two preceding years of pension obligation, plan assets, funded status and experience adjustments are as follows:
Pension Obligation, Plan Assets, Funded Status and Experience Adjustments

							Other
	Domestic Plans			Foreign Plans			Post-Employment Plans			Total
€ millions	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Defined benefit obligation	314	274	261	306	287	275	18	13	16	638	574	552
Liability experience adjustments	- 10	- 37	- 17	- 45	0	- 5	0	- 1	1	- 55	- 38	- 21
Plan assets	314	272	255	261	311	288	3	0	1	578	583	544
Asset experience adjustments	- 8	- 30	- 10	- 99	- 10	10	0	0	0	- 107	- 40	0
Funded status	0	- 2	- 6	- 45	24	13	- 15	- 13	- 15	- 60	9	- 8
Contribution Plans
We also maintain domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based on a percentage of the employees’ salary or the amount of contributions made by employees. The expenses associated with defined contribution plans were € 87 million in 2008 and € 91 million in 2007.
State Plans
In Germany as well as some other countries the legislator has established pension benefit arrangements that are operated by national or local government or a similar institution. In 2008 SAP paid € 145 million into these plans (2007: € 96 million).
b) Other Obligations
Other obligations developed in the reporting year as follows:
Other Obligations

	Balance					Currency		Balance
€ millions	1/1/2008	Addition	Acquisition	Utilization	Release	impact	Transfers	12/31/2008
Employee-related obligations
Obligations related to share-based compensation programs	99	121	86	- 119	- 102	5	0	90
Other employee-related obligations	118	70	18	- 36	- 13	0	0	157
Customer-related obligations	41	52	9	- 66	0	1	0	37
Restructuring obligations	7	60	4	- 18	- 8	6	0	51
Warranty obligations	3	3	0	- 3	0	0	0	3
Other obligations	22	82	2	- 21	- 9	4	0	80
Total	290	388	119	- 263	- 132	16	0	418
Thereof current	181	187	119	- 187	- 23	10	- 41	246
Thereof noncurrent	109	201	0	- 76	- 109	6	41	172
Consolidated Financial Statements IFRS       171

Obligations related to share-based compensation programs comprise the obligations for our cash-settled share-based compensation which are described in detail in Note 27.
Other employee-related obligations primarily comprise provisions for time credits, severance payments, jubilee expenses, and semiretirement.
Restructuring activities include contract termination costs and similar restructuring costs for unused lease space. Our provision for unused lease space relates to costs that we will continue to incur for vacated space under various operating lease contracts that will have no future economic benefit. Restructuring costs are included in the Consolidated Statements of Income under other operating income/ expense, net.
In connection with the acquisition of Business Objects S.A., we incurred costs related to certain exit activities of Business Objects and to involuntarily terminate or relocate employees of Business Objects. As such, and as described in detail in Note 4, we accrued for restructuring costs.
Warranty obligations represent the estimated future cost of fulfilling our contractual requirements associated with sales of our software. We determine the warranty accrual based on the historical average cost of fulfilling our obligations under these commitments.
Other obligations relate mainly to asset retirement obligations and the litigation matters described in Note 24. For asset retirement obligations we record the present value of these obligations in the period in which the obligation is incurred. The increase of the discounted amount during the period was not material.
Additions to our provisions also include interest components which are not material individually and in the aggregate.
(20) Shareholders’ Equity
Common Stock
As at December 31, 2008, the capital stock of SAP AG consisted of 1,225,762,900 (2007: 1,246,258,408) shares of no-par common stock (including treasury stock), with a calculated nominal value of € 1 per share.
In 2008 the number of common shares decreased by 21,000,000 shares (corresponding to € 21,000,000) due to cancellation of shares in treasury stock, partially offset by an increase of 504,492 shares (corresponding to € 504,492) as a result of the exercise of awards granted under certain share-based payment plans. In 2007 the number of common shares decreased by 23,000,000 shares (corresponding to € 23,000,000) due to cancellation of shares in treasury stock, partially offset by an increase of 1,721,160 shares (corresponding to € 1,721,160) as a result of the exercise of awards granted under certain share-based payment plans.
Shareholdings in SAP AG as at December 31, 2008, were as follows:
Shareholdings in SAP AG
(> 5 % directly or indirectly)

	2008		2007
	Number of	Percent of	Number of	Percent of
	shares	common	shares	common
	(000)	stock	(000)	stock
Dietmar Hopp	113,273	9.2%	116,273	9.3%
Hasso Plattner	128,988	10.5%	128,988	10.4%
Klaus Tschira	109,754	9.0%	114,483	9.2%
Treasury stock	38,457	3.1%	48,065	3.9%
Free float	835,291	68.2%	838,449	67.2%
	1,225,763	100.0%	1,246,258	100.0%
Authorized Capital
The Articles of Incorporation authorize the Executive Board of SAP AG (the “Executive Board”) to increase the Common stock:
▪	Up to a total amount of € 60 million through the issuance of new common shares in return for contributions in cash until May 11, 2010 (“Authorized Capital I”). The issuance is subject to the statutory subscription rights of existing shareholders.

▪	Up to a total amount of € 180 million through the issuance of new common shares in return for contributions in cash until May 8, 2011 (“Authorized Capital Ia”). The issuance is subject to the statutory subscription rights of existing shareholders.

▪	Up to a total amount of € 60 million through the issuance of new common shares in return for contributions in cash or in kind until May 11, 2010 (“Authorized Capital II”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.
172      SAP Annual Report 2008

▪	Up to a total amount of € 180 million through the issuance of new common shares in return for contributions in cash or in kind until May 8, 2011 (“Authorized Capital IIa”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.
Contingent Capital
SAP AG’s capital stock is subject to a contingent increase of common shares. The contingent increase may be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share-based payment plans (see Note 27) exercise their conversion or subscription rights. Contingent capital amounted to € 208 million as at December 31, 2008, compared to € 209 million as at December 31, 2007. The change relates solely to the exercise of subscription rights.
Additional Paid-In Capital
Additional paid-in capital represents all capital contributed to SAP with the proceeds resulting from the issuance of common stock in excess of their calculated par value. Additional paid-in capital arises mainly from issuance of common stock, treasury stock transactions and share-based compensation transactions.
Retained Earnings
Retained earnings contain prior years’ undistributed profit after taxes.
Treasury Stock
By resolution of SAP AG’s Annual General Meeting of Shareholders held on June 3, 2008, the Executive Board of SAP AG was authorized to acquire, on or before November 30, 2009, up to 120 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10 % of SAP AG’s common stock. Although treasury stock is legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or may use treasury stock for the purpose of servicing subscription rights and conversion rights under the Company’s share-based payment plans. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.
As at December 31, 2008, we had acquired 38 million (2007: 48 million) of our own shares, representing € 38 million (2007: € 48 million) or 3.1% (2007: 3.9%) of common stock. In 2008, 15 million (2007: 27 million) shares in aggregate were acquired under the buyback program at an average price of approximately € 33.34 (2007: € 36.85) per share, representing € 15 million (2007: € 27 million) or 1.2% (2007: 2.2%) of common stock. We transferred 3 million shares to employees during the year (2007: 5 million shares) at an average price of € 26.43 (2007: € 28.13) per share and we reduced the number of common shares by 21 million shares (corresponding to € 21 million) due to cancellation of shares in treasury stock. The Company purchased no SAP American depositary receipts (ADRs) in 2008 or 2007. (Each ADR represents one common share of SAP AG). The Company held no SAP ADRs as at Decem-ber 31, 2008 and 2007, respectively.
Other Components of Equity
Other components of equity consisted of the following as at December 31:
Other Components of Equity

				Gains/losses		Currency effects
		Unrealized		on foreign		from
	Currency	gains/losses		currency/interest		Intercompany	Total other
	translation	on marketable	Unrecognized	rate cash flow	Gains/losses	long-term	components
€ millions	adjustments	securities	pension costs	hedges	on STAR hedge	investments	of equity
January 1, 2007	- 150	4	13	11	- 5	15	- 112
Current-period change, net of tax	- 191	- 3	0	10	- 6	- 5	- 195
December 31, 2007	- 341	1	13	21	- 11	10	- 307
Current-period change, net of tax	- 25	- 2	- 33	- 61	9	- 38	- 150
December 31, 2008	- 366	- 1	- 20	- 40	- 2	- 28	- 457
Consolidated Financial Statements IFRS       173

▪	Currency translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of our foreign operations.

▪	Unrealized gains and losses on marketable securities represent the net cumulative change between fair value and cost of available-for-sale financial assets since the respective acquisition date.

▪	Unrecognized pension costs comprise actuarial gains and losses relating to defined benefit pension plans and similar obligations.

▪	Gains and losses on foreign currency and interest rate cash flow hedges comprise the net change in fair value of the effective portion of the respective cash flow hedges that have not yet impacted earnings.

▪	Gains and losses on STAR hedges comprise the net change in fair value of cash flow hedging instruments associated with the unrecognized potion of nonvested STARs (see Note 25).

▪	Currency effects from intercompany long-term investments relate to intercompany foreign currency transactions that are of long-term investments nature.
Miscellaneous
Under the German Stock Corporation Act (Aktiengesetz), the total amount of dividends available for distribution to SAP AG’s shareholders is based on the earnings of SAP AG as reported in its statutory financial statements which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch). For the year ending December 31, 2008, the Executive Board and the Supervisory Board of SAP AG intend to propose a dividend in 2008 of € 0.50 per share. Dividend per share for 2007 and 2006 were € 0.50 and € 0.46, respectively and were paid in the succeeding year.
Additional Capital Disclosures
The primary objective of our capital management is to ensure that we maintain a stable capital structure with focus on shareholders’ equity to uphold investor, creditor and customer confidence and to ensure future development of our business. We are focused on keeping our shareholders’ equity base solid to ensure independence, security, as well as a high financial flexibility through a favorable impact on the conditions of potential future borrowings if required.
We currently do not have a credit rating with any rating agency. Our debt ratio is relatively low at 48% (2007: 36%), and we so far do not believe that a rating would have a substantial effect on our current or future borrowing conditions and financing possibilities.
Our goal is to continue to be able to return excess liquidity to our shareholders by distributing annual dividends as well as repurchasing treasury shares in future periods. The amount of future dividends and the extent of future purchases of treasury shares will be balanced with our effort to continue to maintain an adequate liquidity status for the group.
In order to maintain or adjust our capital structure, we use various instruments including share buybacks and the determination of the amount of dividends paid to shareholders.
Furthermore, we manage our financial liabilities, for example by entering into interest rate swaps on our borrowings.
The capital structure at the balance sheet date was as follows:
Capital Structure

€ millions, unless otherwise stated	2008	2007	% Change
Total equity	7,183	6,478	11
as a % of total capital	52	64
Short term debt	5,812	3,184	83
Long-term debt	905	499	81
Total debt	6,717	3,683	82
as a % of total capital	48	36
Total capital	13,900	10,161	37
Our net income growth reinforced shareholders’ equity in 2008, adding € 705 million (2007: € 355 million). The equity ratio (that is, the ratio of shareholders’ equity to total assets) decreased to 52% (2007: 64%). This decrease is due to the fact that our total liabilities increased 82%, mainly as a result of the loan that we entered into to finance the acquisition of Business Objects while our shareholders’ equity grew 11%. Our debt ratio (total debt as a portion of total assets) rose from 36 % in 2007 to 48 % in 2008.
174       SAP Annual Report 2008

We are predominantly equity-financed. This is also evident from the fact that bank loans and overdrafts represented only 17 % of total assets as of December 31, 2008 (2007: 0.27%).
In 2008, we were able to distribute € 594 million in dividends from our 2007 earnings (2007: € 556 million). Aside from the distributed dividend, in 2008 we also returned € 487 million to our shareholders by repurchasing our own shares (2007: € 1,005 million).
Commitments exist to sell treasury stock or issue common shares in connection with these share-based payment plans as described in Note 27. We have satisfied in all years presented, and expect to continue to satisfy, commitments resulting from our share-based payment plans through both treasury stock and capital increases.
(21) Supplemental Cash Flow Information
Interest paid in 2008 and 2007 amounted to € 105 million and € 6 million, respectively, and interest received in 2008 and 2007 amounted to € 72 million and € 142 million, respectively. Income taxes paid in 2008 and 2007, net of refunds, were € 882 million and € 811 million, respectively.
(22) Contingent Liabilities
In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. To date, we have not incurred any material loss as a result of such indemnifi-cation, and have not recorded any material liabilities related to such obligations in our Consolidated Financial Statements.
We occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our product and service warranty liability, which is measured based on historical experience and evaluation, is included in other obligations (see Note 19 b).
For contingent liabilities related to litigation matters, see Note 24.
As at December 31, 2008 and 2007, no guarantees were provided for the performance or financial obligations of third parties.
(23) Other Financial Commitments
Other financial commitments amounted to € 1,112 million and € 850 million as at December 31, 2008 and 2007, respectively, and primarily comprise commitments under rental contracts and operating leases of € 863 million and € 649 million as at December 31, 2008 and 2007, respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment. As at December 31, 2008, the future minimum sublease payments we expect to receive totaled € 16 million.
In addition, financial commitments exist in the form of purchase commitments totaling € 79 million in 2008 (€ 97 million in 2007). These commitments relate primarily to construction on new and existing facilities, office equipment, and car purchase commitments. The remaining commitments totaling € 170 million in 2008 (€ 104 million in 2007) relate to various other third-party agreements. Historically, the majority of such purchase commitments have been realized. For financial commitments related to our pension plans see Note 19a.
Consolidated Financial Statements IFRS       175

Commitments under operating leasing contracts and purchase obligations as at December 31, 2008, were as follows:
Other Financial Commitments

	Operating	Purchase
€ millions	leases	commitments
Due 2009	229	189
Due 2010	198	43
Due 2011	136	11
Due 2012	87	2
Due 2013	66	2
Due thereafter	147	2
Rent expense was € 274 million and € 210 million for the years 2008 and 2007, respectively.
(24) Litigation and Claims
Intellectual Property Litigation
In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleged that SAP’s products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 sought unspecified monetary damages and permanent injunctive relief. In August 2007, SAP instituted legal proceedings in the United States against i2. In April 2008, SAP amended the complaint to add a third patent. SAP alleged, per the amended complaint, that i2’s products infringe one or more of the claims in each of three patents held by SAP. In its complaint, SAP sought unspecified monetary damages and permanent injunctive relief. In June 2008 SAP and i2 resolved this dispute. The terms of the settlement agreement provided SAP to make a one-time cash payment to i2 and for SAP to receive a license to all i2 patents.
In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. The claim construction hearing (Markman hearing) was held in June 2007. The legal proceedings have been stayed pending a decision from the Court of Appeals for the Federal Circuit with respect to an interlocutory appeal.
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at € 1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The infringement hearing has been re-scheduled for May 2009. The nullity hearing on the German patent was held in January 2009 and the German Court determined that the patent is invalid. CSB may appeal.
In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed an amended complaint in June 2007, a second amended complaint in July 2008 and a third amended complaint in October 2008. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. In July 2007, SAP and TomorrowNow filed their response to the first amended complaint. In October 2008, SAP and TomorrowNow filed a motion to dismiss in response to Oracle’s third amended complaint. The Court granted the motion in-part which eliminated certain plaintiffs from the lawsuit. Subsequently, in December 2008, SAP filed an answer to the third amended complaint as revised pursuant to the Court’s ruling on the motion to dismiss. The trial is scheduled for February 2010. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice. In February 2009 a settlement conference was held. No settlement was reached.
176       SAP Annual Report 2008

In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Versata. In its complaint, Ver-sata seeks unspecified monetary damages and permanent injunctive relief. A first claim construction hearing (Markman hearing) was held in June 2008. A second Markman hearing is scheduled for March 2009. The trial has been scheduled for August 2009.
In August 2007, U.S.-based elcommerce.com, Inc. (elcom-merce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products and services infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The trial has been scheduled for January 2011.
In August 2007, Canadian-based JuxtaComm, Inc. (Juxta-Comm) instituted legal proceedings in the United States against Business Objects and several other defendants. JuxtaComm alleges that Business Objects’ products infringe one or more of the claims in one patent held by JuxtaComm. In its complaint, JuxtaComm seeks unspecified monetary damages and permanent injunctive relief. The trial has been scheduled for November 2009.
In November 2007, U.S.-based Diagnostic Systems Corp. (DSC) instituted legal proceedings in the United States against SAP and several other defendants. Among the defendants is Business Objects, which was sued by DSC prior to it being acquired by SAP. DSC alleges that SAP’s products and services infringe one or more of the claims in one patent held by DSC. In its complaint against SAP, DSC seeks unspecified monetary damages and permanent injunctive relief. In its complaint against Business Objects, which also alleges infringement of one or more claims in one DSC patent, DSC seeks unspecified monetary damages and permanent injunctive relief. The legal proceedings had been stayed pending a decision from the Court of Appeals for the Federal Circuit with respect to a Writ of Mandamus. In January 2009, the legal proceedings were re-activated. A trial date has not yet been set.
In May 2008, U.S.-based InfoMentis, Inc. (InfoMentis) instituted legal proceedings in the United States against SAP. InfoMentis alleges copyright infringement and unfair competition. The lawsuit seeks unspecified monetary damages and a permanent injunction. SAP filed its response in August 2008. A trial date has not yet been set.
In July 2008, U.S.-based Implicit Networks (Implicit) instituted legal proceedings in the United States against SAP and several other defendants. Implicit alleges that SAP’s products and services infringe one or more of the claims of two patents held by Implicit. In its complaint, Implicit seeks unspecified monetary damages and permanent injunctive relief. SAP filed its response in November 2008. A trial date has not yet been set.
In July 2008, U.S.-based Aloft Media (Aloft) instituted legal proceedings in the United States against SAP and several other defendants. Aloft alleges that SAP’s products and services infringe one or more of the claims of two patents held by Aloft. In its complaint, Aloft seeks unspecified monetary damages and permanent injunctive relief. SAP filed its response in October 2008. A trial date has not yet been set.
Other Litigation
In January 2008, U.S.-based Acorn Systems, Inc. (Acorn) instituted legal proceedings in the United States against SAP. Acorn filed an amended complaint in March 2008. As amended, the lawsuit alleges breach of contract, fraud and fraudulent inducement, negligent misrepresentation, misappropriation of trade secrets, violations of the Texas Free Enterprise and Antitrust Act of 1983, and unfair competition. The lawsuit seeks unspecified monetary damages, although Acorn alleges in the complaint that it has suffered at least $ 116 million in damages. In February 2008, SAP filed a response to the original complaint and, in March 2008, instituted legal proceedings against Acorn in the Commercial Court of Brussels asking the Court to declare, inter alia, that SAP had not breached the contract, that SAP did not commit fraud and that SAP had not misappropriated Acorn trade secrets. SAP and Acorn have resolved these disputes and SAP has made a payment to Acorn.
Consolidated Financial Statements IFRS       177

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately € 610 million plus interest. In September 2008, SAP filed a motion to dismiss. A trial date has not yet been set.
In April 2008, U.S.-based Wellogix, Inc. (Wellogix) instituted legal proceedings in the United States against SAP as well as several other defendants. Wellogix alleges several causes of action including, but not limited to, breach of joint venture/partnership agreement, breach of fiduciary duty, fraud, negligent misrepresentation, and misappropriation of confidential information. The lawsuit seeks unspecified monetary damages. SAP filed its responds in May 2008. In December 2008, the Court granted SAP’s motion to dismiss indicating the legal proceedings were improperly initiated in Texas. Wellogix may appeal.
We are also subject to a variety of other claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired. We will continue to vigorously defend against all claims and lawsuits against us. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving all claims and lawsuits against us, individually or in aggregate, did not and will not have a material adverse effect on our business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and lawsuits are neither individually nor in aggregate material to SAP. However, all claims and lawsuits involve risk and could lead to significant financial or reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, income or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
(25) Derivative Financial Instruments
In order to reduce risks resulting from fluctuations in foreign-currency exchange rates, risks resulting from future cash flows associated with share-based compensation granted to employees and risks resulting from variable interest payments we enter into derivative financial instruments. The hedging strategy is set by our Treasury Guideline. The fair values of our derivative financial instruments were as follows:
Fair Values of Derivative Financial Instruments

€ millions	2008	2007
Assets:
Currency hedging
- without designated hedge relationship	132	59
- with designated hedge relationship	29	29
Share-based compensation hedging
- without designated hedge relationship	29	0
- with designated hedge relationship	1	58
Interest rate hedging
- without designated hedge relationship	0	1
- with designated hedge relationship	0	0

Liabilities:
Currency hedging
- without designated hedge relationship	- 124	- 30
- with designated hedge relationship	- 64	- 1
Interest rate hedging
- without designated hedge relationship	- 7	0
- with designated hedge relationship	- 16	0
Currency Hedging
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currency exchange rates in our ordinary operations. Foreign currency-denominated receivables, payables, debt, and other balance-sheet positions, and future cash flows resulting from anticipated transactions including intragroup transactions are subject to currency risks. We manage our currency risk exposure on a Group-wide basis using primarily foreign exchange forward contracts and currency options.
178       SAP Annual Report 2008

Derivatives without designated hedge relationship
Foreign exchange derivatives entered into by us to offset exposure due to foreign currency-denominated monetary assets and liabilities or anticipated cash flows which are not designated as being in a hedge accounting relationship are marked to market at each reporting period, with gains and losses recognized in profit or loss.
The same applies for certain forward exchange contracts entered into to hedge intragroup transactions that do not expose SAP Group to a risk that affects profit and loss.
In addition, this line item contains foreign currency derivatives embedded in nonderivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.
Derivatives with designated hedge relationship (cash-flow hedges)
We are exposed to risk associated with anticipated inter-company cash flows in foreign currencies resulting from intercompany royalty payments. Most of SAP AG’s subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries are generally required to pay SAP AG a royalty equivalent to a percentage of the software and support service fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are mostly denominated in the respective subsidiary’s local currency. This leads to a centralization of the foreign currency risk with SAP AG in Germany as the royalties are to be paid in the subsidiary’s local currency while the functional currency of SAP AG is the euro.
We enter into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, we exclude the interest and the time value component and only designate the spot price of the foreign exchange forward contracts and the intrinsic value of the currency options, respectively, as hedging instrument to offset anticipated cash flows relating to the countries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We generally use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.
In 2008, net losses totaling € 32 million (2007: net gains of € 48 million) resulting from the change in the component of the derivatives designated as hedging instruments were taken directly to Other components of equity.
For the years ending December 31, 2008 and 2007, no highly probable transaction designated as a hedged item in a cash flow hedge relationship ceased to be probable of occuring. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we did not identify any ineffectiveness for these hedges for the fiscal years 2008 and 2007 and thus did not record fair value changes in profit or loss. In 2008, we reclassified net losses of € 16 million (2007: € 38 million) out of other components of equity to profit or loss due to the hedged items affecting income. Generally, the cash flows of the forecasted transactions are expected to occur and therefore affect profit and loss monthly within a timeframe of 15 months from the balance sheet date. It is estimated that € 26 million of the net losses recognized directly in Other components of equity at December 31, 2008, will be reclassified into earnings during fiscal year 2009.
Share-Based Compensation Hedging
We hedge certain anticipated cash flow exposures associated with both recognized and unrecognized share-based compensation (see Note 27) through the purchase of derivative instruments from independent financial institutions. As at December 31, 2008, and 2007, the following derivatives were designated as hedging instruments for the STAR 2008, 2007, and 2006 programs, respectively, and for the SOP 2007 program.
Consolidated Financial Statements IFRS       179

Share-Based Compensation Hedges

		Hedge of
	4.0 million 2008 STARs
2008		Strike
Buy/sell	Options	Price in €
Buy	4,000,000	32.69
Sell	2,000,000	45.19
Sell	1,000,000	57.69

		Hedge of
	12.0 million 2007 STARs
		and 5.0 million
		SOP 2007,
		2007 grant
		Strike
Buy/sell	Options	Price in €
Buy	12,000,000	35.71
Buy	5,000,000	39.28
Sell	6,000,000	48.21
Sell	3,000,000	60.71
Sell	5,000,000	78.56

		Hedge of
	12.0 million 2006 STARs1)
		Strike
Buy/sell	Options	Price in €
Buy	12,000,000	42.12
Sell	6,000,000	54.62
Sell	3,000,000	67.12

		Hedge of
	12.0 million 2006 STARs1)
2007		Strike
Buy/sell	Options	Price in €
Buy	12,000,000	42.12
Sell	6,000,000	54.62
Sell	3,000,000	67.12

		Hedge of
	15.2 million 2005 STARs1)
		Strike
Buy/sell	Options	Price in €
Buy	15,200,000	30.47
Sell	7,600,000	42.97
Sell	3,800,000	55.47

1)	with designated hedge relationship
The terms of the derivative financial instruments are each designed to reflect the terms of the underlying share-based compensation program. For the STAR programs, the derivatives reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 27. The number of options expiring at each measurement date reflects the weighting factor of that date. The payment date of each option reflects the payout date of the STAR program that it hedges. Viewed together, we will receive from the financial institution 100 % of the first € 12.50 appreciation of the SAP AG stock price above the STAR exercise price, 50 % of the next € 12.50 appreciation of the SAP AG stock price above the STAR exercise price, and 25 % of any additional appreciation of the SAP AG stock price above the STAR exercise price. For the SOP program, the derivative reflects the exercise hurdle of 110 % of the base value as well as the cap at a stock price of 200 % of the exercise price. The terms of these derivative financial instruments require cash settlement, and there are no settlement alternatives. These derivative financial instruments are accounted for as other financial assets on our Consolidated Balance Sheets.
The fair value of our share-based compensation hedges is calculated considering risk-free interest rates, the remainder of the derivatives, the dividend yields and the share price and the volatility of SAP stock.
The change in fair value of the derivatives in a designated hedge relationship attributable to the nonvested portion is recorded directly in other components of equity with the resulting deferred tax liability recorded separately. The amount recognized directly in other components of equity is used to offset compensation expense on the underlying share-based compensation programs recognized over the vesting period. The fair values of the derivative instruments related to the underlying share-based compensation programs are based on market data reflecting current market expectations.
Based on the valuation of the share-based compensation hedges, compensation expense was increased by € 41 million (2007: increase of € 31 million).
In 2008, net gains of € 22 million (2007: € 25 million) were taken directly to other components of equity. For the years ending December 31, 2008 and 2007, no gains or losses were reclassified from other components of equity into profit and loss as a result of the discontinuance of share-based compensation hedges because it was probable that the original forecasted transaction would not occur. We did not record any ineffectiveness for these hedges for the fiscal years 2008 and 2007. In 2008, we reclassified net losses of € 14 million (2007: € 31 million) out of other components of equity to profit or loss due to the hedged items affecting income. We estimate that € 1 million of net losses included in other components of equity at December 31, 2008, will be reclassified into earnings during the next year.
180       SAP Annual Report 2008

Interest-Rate Hedging
We have partly financed the acquisition of Business Objects S.A. by entering into a syndicated term loan facility. The interest payments related to this facility depend on the reference rate of EURIBOR. In order to hedge for the cash-flow risk resulting from fluctuations in future interest payments related to the syndicated term loan facility, we entered into interest rate payer swaps as hedging instruments. Through the interest rate payer swaps, the underlying floating rate of the facility is economically converted into a fixed rate as the changes in the cash flows of the hedged items resulting from changes in EURIBOR are offset against the changes in the cash flows of the interest rate swaps. At December 31, 2008, the volume of the interest rate derivatives covered the total volume of the syndicated term loan facility.
Although all interest rate payer swaps we hold constitute effective economic hedges, not all qualify for hedge accounting treatment. In order to hedge for the risk in variable cash flows even before the acquisition date, we entered several deal-contingent interest rate swaps which we kept after the acquisition date. Because these interest rate derivatives were contingent with regard to uncertainty of the acquisition and the resulting facility, the derivatives did not qualify for hedge accounting treatment at year-end 2007.
Derivatives without designated hedge relationship
As the above mentioned deal-contingent interest rate derivatives and the term facility have different parameters, a hedge accounting treatment was not established after the acquisition date. Hence, the deal-contingent interest rate payer swaps are recorded at fair value with any changes in fair value charged to profit and loss and we recorded losses of € 7 million in financial income, net in fiscal year 2008 (2007: gains of € 1 million). At December 31, 2008, we held interest rate derivatives without designated hedge relationship with a negative fair value of € 7 million (2007: positive fair value of € 1 million).
Derivatives with designated hedge relationship — cash-flow hedges
At December 31, 2008, we held interest rate derivatives with a designated hedge relationship with a negative fair value of € 16 million (2007: € 0 million) for which net losses of € 15 million of the 2008 financial year due to the designation as cash-flow hedging instruments were recorded in other components of equity. Because the interest rate derivatives were contingent with regard to the acquisition of Business Objects, S.A., a hedge accounting relationship was not established at year end 2007 and changes in the fair value in 2007 were recorded in financial income, net. Therefore, no amounts were removed from other components of equity and included in profit and loss. We did not record any ineffectiveness for these hedges for the fiscal year 2008.
(26) Financial Risk Management
We are exposed to various financial risks, including changes in foreign currency exchange rates, interest rates, equity prices and the creditworthiness of our counterparties.
We manage credit, liquidity, interest rate, equity price and foreign currency exchange risks on a Group-wide basis. Selected derivatives are exclusively used for this purpose and not for speculation which is defined as entering into derivative instruments without a corresponding underlying transaction. Financial risk management is done centrally. It is regulated by internal guidelines and undergoes continuous internal risk analysis.
For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on income or other components of equity depending whether fair value fluctuations affect earnings or Shareholders’ equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date.
Foreign Currency Exchange Risk
Foreign currency exchange risk is the risk of loss due to adverse changes in foreign exchange rates. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. Foreign currency-denominated receivables, payables, debt, and other monetary balance sheet positions as well as future cash flows resulting from forecasted transactions including intragroup transactions are subject to currency risks as described in Note 25. Risks from foreign currencies are continuously assessed. Most of these transactions are hedged to the extent that they influence our income and cash flows.
Consolidated Financial Statements IFRS       181

Under IFRS, foreign exchange risks arise on account of monetary financial instruments denominated in currencies other than the functional currency where the nonfunctional currency is the respective risk variable; translation risks are not taken into consideration. Because the individual Group entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant.
With regard to our investing and financing activities we are not exposed to any significant foreign exchange risk as all activities are conducted in the respective functional currency.
In line with our internal risk reporting process, we use the value-at-risk method to quantify our risk positions and to manage foreign currency exchange risk. Our calculation of the value-at-risk not only includes all foreign currency- denominated financial instruments but also forecasted intercompany transactions that are scoped out of IFRS 7. As our internal calculation of value-at-risk is not in line with the requirements of IFRS 7, we have opted to disclose our risk exposure based on a sensitivity analysis using the following assumptions:
Since the group’s entities generally invoice in their functional currencies, the majority of our nonderivative monetary financial instruments such as cash, accounts receivable, accounts payable, loans to employees and third parties, bank liabilities and other financial liabilities, are denominated in the respective entities’ functional currency. Thus, a foreign exchange risk in these transactions is nonexistent. In exceptional cases and limited economic environments, operating transactions are denominated in currencies other than the functional currency leading to a currency risk for the related monetary instruments. Where we hedge against currency impacts on cash flows, these foreign currency-denominated financial instruments are economically converted into the functional currency by the use of forward exchange contracts or options. Therefore, fluctuations in foreign currency exchange rates do not have a significant impact on profit and loss or shareholders equity with regard to our nonderivative monetary financial instruments.
Furthermore, income or expenses on the nonderivative monetary financial instruments discussed above are always recognized in the relevant entity’s functional currency. Therefore, fluctuations in foreign exchange rates have no significant impact on profit and loss or shareholders’ equity in this regard.
Our freestanding derivatives designed for hedging currency risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the income statement in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to currency risks with an effect on profit or loss or shareholders’ equity.
Consequently, we are only exposed to foreign currency exchange rate fluctuations with regard to:
▪	derivatives held within a designated cash-flow hedging relationship,

▪	certain forward exchange contracts entered into to hedge intragroup transactions that on the level of the hedged item do not expose SAP Group to a risk that affects profit or loss and

▪	foreign currency-embedded derivatives (which arise due to a foreign-currency denominated contract in Switzerland).
As all our cash-flow hedges in a hedge relationship are effective, the fluctuations in the respective currencies affect other components of equity. The interest element which is not part of the assigned hedging relationship and is posted to profit and loss is not affected by currency fluctuations. As we do not have a significant exposure to a single currency, we disclose our exposure to our major currencies (as described in Note 25) in total. If, at December 31, 2008, the euro had gained (lost) 10 % against all our major currencies, the unrealized foreign currency cash-flow hedge position in other components of equity would have been € 68 million (December 31, 2007: € 64 million) higher (lower) than presented.
182       SAP Annual Report 2008

Under IFRS, hedging of forecasted intragroup transactions that do not expose SAP Group to a currency risk from the hedged item that affects consolidated profit or loss may not be designated as a hedge accounting relationship. Therefore, changes in the value of these forward exchange contracts are recorded in profit or loss. If, at December 31, 2008, the euro had gained (lost) 10 percent against the Canadian dollar, the effect on other nonoperating income would have been € 3 million (December 31, 2007: € 0 million) lower (higher) than presented.
Any change in the value of our foreign-currency embedded derivatives is recorded in profit or loss. If, at December 31, 2008, the euro had gained (lost) 10 percent against the Swiss franc, the effect on other nonoperating income would have been € 40 million (December 31, 2007: € 37 million) higher (lower) than presented.
Interest-Rate Risk
Interest-rate risks result from changes in market interest rates which can cause changes in the fair value of fixed-rate instruments and interest to be paid for variable-rate instruments.
This interest rate risk is negligible with regard to our operating activities. Interest-rate risks arise on account of our investing activities in debt instruments and our financing activities in connection with financial liabilities. In order to create a balanced structure of fixed and variable financial cash flows, we manage interest-rate risk by adding interest-rate related derivative instruments to a given portfolio of investments and debt financing.
Due to the short maturities of our investments (all our debt securities are classified as current) we do not have a significant interest-rate risk related to financial assets (see Note 12).
As described in Note 25, we entered into derivative financial instruments to hedge the interest rate risk resulting from the variable interest rate credit facility in connection with the acquisition of Business Objects S.A.
A sensitivity analysis is provided to show our interest rate risk exposure at the balance sheet date based on the following assumptions:
▪	Changes in interest rates only affect nonderivative fixed-rate financial instruments if they are recognized at fair value. As we have classified our investments as available for sale we carry interest-rate sensitive debt investments at fair value with fair value changes recognized in other components of equity. For this reason, changes in prevailing market rates are included in the equity-related sensitivity calculation.

▪	Income or expenses for nonderivative financial instruments with variable interest are subject to interest rate risk if they are not hedged items in an effective hedging relationship. We therefore have no significant interest-rate risk arising from our financial liabilities and consider interest rate changes for our variable rate debt investments in the earnings-related sensitivity calculation.

▪	Due to the aforementioned designation of interest rate derivatives to a cash flow-hedge relationship, the respective interest rate changes affect the respective amounts recorded in other components of equity. The movements related to the interest rate swaps’ variable leg are not reflected in the sensitivity calculation as they offset the variable interest payments for the credit facility. We therefore consider only changes from the interest rate swaps’ fixed leg in the equity-related sensitivity calculation for the interest swaps in a hedge relationship.

▪	As the deal-contingent interest rate payer swaps are freestanding derivatives with fair value fluctuations charged to profit or loss we include only changes from the interest rate swaps’ fixed leg in the earnings-related sensitivity calculation. The movements related to the interest rate swaps’ variable leg are not reflected in the sensitivity calculation as they offset the variable interest payments for the credit facility.
If, at December 31, 2008, interest rates had been 100 basis points higher (lower), the unrealized gains/losses on marketable securities position in other components of equity would have been € 0 million (December 31, 2007: € 2 million) lower (higher) than presented.
Consolidated Financial Statements IFRS       183

If, at December 31, 2008, interest rates for our variable rate debt investments had been 100 basis points higher (lower), the financial income, net would have been € 3 million (December 31, 2007: € 1 million) higher (lower) than presented.
If, at December 31, 2008, interest rates had been 100 basis points higher (lower), the unrealized interest rate cash-flow hedge position in other components of equity would have been € 1 million (December 31, 2007: € 0 million) lower (higher) than presented.
If, at December 31, 2008, interest rates had been 100 basis points higher (lower), the impact on financial income, net from deal contingent interest rate payer swaps would have been € 0 million higher (lower) (December 31, 2007: € 9 million higher and
€ 7 million lower, respectively) than presented.
Equity-Price Risk
Equity-price risk is the risk of loss due to adverse changes in equity markets. Our investments consist of listed and nonlisted securities held for purposes other than trading and are classified as available-for-sale. Our equity investments in listed securities are accounted for at fair value with fair value changes recorded in other components of equity and are monitored based on the current market value that is affected by the fluctuation in the volatile stock markets worldwide. An assumed 20 % increase (decrease) in equity prices as at December 31, 2008, would not have a material impact on the value of our investments in marketable securities (2007: € 1 million) with corresponding entries in other components of equity.
The equity investments in nonlisted securities are monitored individually. Those securities are recognized at cost, because market values are generally not observable. They are subject to an annual impairment test.
Credit Risk
Credit risk is the risk of economic loss of principal or finan-cial rewards stemming from counterparty’s failure to repay or service debt according to the contractual obligations. We are exposed to credit-related losses through our operating and investing activities.
Credit risk from our operations comprises the default risk of customers and counterparties to derivatives we hold to hedge risks inherent in our operating activities. The default risk of customers is managed separately, mainly based on assessing creditworthiness through external ratings and our historical experience with respective customers. Outstanding debts are continuously monitored locally. Credit risks are taken into account through individual and portfolio impairments (described in detail in Note 3). In terms of the overall credit-risk exposure from these operations, the impact of receivables from single customers is limited due to our large customer base and its distribution across many different industries and countries worldwide. To mitigate the credit risk we conduct all of our hedging activities with approved major financial institutions that carry high external credit ratings. In addition, the concentration of credit risk that exists when counterparties are involved in similar activities operating in the same industry and geographical area is further mitigated by diversification of counterparties throughout the world and by an internal limit system for each individual counterparty. The maximum exposure to credit risk from operating activities is limited to the carrying amounts of our accounts receivable and the derivative financial assets held to hedge operating risks.
Credit risk from our investing activities relates to cash and cash equivalents, debt investments and other nonderivative financial assets. In connection with the financial instruments discussed above, we are exposed to credit-related losses to the extent that banks or issuers of securities fail to fulfill their financial obligations. To mitigate this risk we conduct
184       SAP Annual Report 2008

all our activities only with approved major financial institutions and issuers that carry high external ratings. In addition, we diversify our activities over multiple counterparties. This approach is assured by detailed guidelines for the management of financial risks stipulating that the business volume with each individual counterparty depends on the lowest official long-term credit rating available of at least one of the major rating agencies or participation in the German Depositor’s Guarantee Fund. In line with our risk policy, investments are only allowed in approved investment grade instruments. The maximum exposure to credit risk from cash and cash equivalents, debt investments and other financial assets is equal to the carrying amount of these assets.
No significant agreements reducing the maximum exposure to credit risk had been concluded as at the reporting date.
Liquidity Risk
Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. Our Group-wide liquidity is generally managed by our global treasury department through holding adequate volumes of cash, cash equivalents, short-term investments and maintaining credit facilities.
Our main source of liquidity is our operating business, generally generating those liquid funds needed to maintain our investing and financing strategy. Unless restricted by local regulations, subsidiaries pool their cash surplus to the global treasury, which then arranges to fund other subsidiaries’ requirements or invest any net surplus in the market, seeking to optimize yield while ensuring liquidity by investing only with counterparties and issuers of high credit quality.
Apart from effective working capital and cash management, SAP has reduced its liquidity risk by arranging an adequate volume of available credit facilities with various financial institutions. For details, see Note 18.
Fair Value of Financial Instruments
We use various types of financial instruments in the ordinary course of business. We use the following categories: loans and receivables (L&R), available-for-sale (AFS), held for trading (HFT) and amortized cost (AC). We neither designate our financial assets and liabilities as at fair value through profit or loss nor hold financial assets to maturity.
The carrying amounts and fair values of our financial instruments were as follows:
Consolidated Financial Statements IFRS       185

Fair Values of Financial Instruments

		2008					2007
		At Amortized Cost			Not in	Book	At Amortized Cost			Not in	Book
		Carrying		At Fair	Scope	Value	Carrying		At Fair	Scope	Value
€ millions		value	Fair value	Value	of IFRS 7	12/31/	value	Fair Value	Value	of IFRS 7	12/31/
Assets
Cash & cash equivalents incl. Restricted cash	L & R	1,280	1,280			1,280	2,158	2,158			2,158
Investments						456					668
debt	L & R/AFS	0	0	382		382	35	35	557		592
equity	AFS	74	—	0		74	69	—	7		76
Accounts receivable	L & R	3,130	3,130			3,130	2,898	2,898			2,898
Other financial assets						373					418
Other nonderivative financial assets	L & R	101	101		81	182	108	108		163	271
Derivatives
within hedging relationship	—			30		30			87		87
without hedging relationship	HFT			161		161			60		60
Liabilities
Accounts payable	AC	- 510	- 510		- 34	- 544	- 694	- 694		- 31	- 725
Other financial liabilities						- 2,603					- 88
Bank liabilities	AC	- 2,321	- 2,321			- 2,321	- 27	- 27			- 27
Other nonderivative financial liabilities	AC	- 71	- 71			- 71	- 30	- 30			- 30
Derivatives
within hedging relationship	—			- 80		- 80			- 1		- 1
without hedging relationship	HFT			- 131		- 131			- 30		- 30
Aggregation according to IAS 39
Financial assets
at fair value through profit or loss
held for trading	HFT			161		161			60		60
available-for-sale	AFS	74		382		456	69		564		633
Loans & Receivables	L & R	4,511				4,511	5,199				5,199
Financial liabilities
at fair value through profit or loss
held for trading	HFT			- 131	0	- 131			- 30		- 30
at amortized cost	AC	- 2,902			- 34	- 2,936	- 751			- 31	- 782
Out of IAS 39
financial instruments related to					81	81				163	163
employee benefit plans
derivatives within hedging relationship				- 50		- 50				86	86
186      SAP Annual Report 2008

All financial instruments presented in the table above are described in detail in Notes 12, 13, 18, and 25. The fair values of these financial instruments are determined as follows:
▪	Cash and cash equivalents, accounts receivable, other nonderivative financial assets: Because the financial assets are primarily of short-term nature it is assumed that the fair values of these assets approximate their carrying values. Non-interestbearing or below market-rate loans to third parties or employees are discounted to the present value of estimated future cash flows using the original effective interest rate the respective borrower would have to pay to a bank for a similar loan. In case of bad debts and sales allowances the carrying amount is reduced accordingly.

▪	Investments: The fair values of marketable securities are based on quoted market prices as at December 31. For nonlisted equity securities fair values could not readily be observed due to the absence of an active market with market prices. Also, calculating fair values by discounting estimated future cash flows is not possible as a determination of cash flows is not reliable. Therefore, fair values for nonlisted equity securities are not presented.

▪	Bank liabilities: As almost all our bank liabilities are variable interest debts, their carrying values approximate their fair values.

▪	Accounts payable, and other nonderivative financial liabilities: Because these financial liabilities are mainly being of short-term nature, it is assumed that their fair values approximate their carrying values.

▪	Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective zero-coupon interest rates, spot rates and the remaining term of the contracts. The fair value of the derivatives entered into to hedge our share-based compensation programs are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price and the volatility of our share. Fair values of our derivative interest rate contracts are calculated by discounting the expected future cash flows by taking the prevailing market rates for the remainder of the contracts as a basis.

▪	The fair values of nonderivative financial assets and liabilities and of derivative financial instruments are generally determined for each type of instrument on an individual basis.
Net gains and losses on financial instruments presented in the categories as defined in IAS 39 are as follows:
Net Gains/Losses on Financial Instruments

	2008			2007
		Available-for-Sale	Financial Liabilities		Available-for-Sale	Financial Liabilities
€ millions	Loans & Receivables	Financial Assets	at Amortized Cost	Loans & Receivables	Financial Assets	at Amortized Cost
Interest and similar income	4	71	0	4	141	0
Interest and similar expenses	0	0	- 123	0	0	- 7
Fair value changes	0	0	0	0	0	0
Impairment charges	- 31	- 13	0	- 14	- 7	0
Reversals of impairments	1	0	0	5	0	0
Gains/losses from disposals	0	13	0	0	1	0
Fee income/expense	0	0	- 1	0	0	0
Other	0	0	0	0	- 4	0
Net gain/loss	- 26	71	- 124	- 5	131	- 7
Consolidated Financial Statements IFRS       187

For the unrealized gains/losses with regard to our available- for-sale financial assets recognized in other components of equity and reclassified out of other components of equity to income, respectively, see Note 12.
Determination of Fair Values
IFRS currently does not require disclosures regarding a fair value hierarchy used in establishing fair values of financial assets and liabilities. The following disclosures thus relate to the respective U.S. GAAP guidance.
SFAS 157 Fair Value Measurements defines fair value as the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with SFAS 157, we have categorized our recurring basis of financial assets and liabilities based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.
The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
The levels of the fair value hierarchy and its application to our financial assets and liabilities are described below:
▪	Level 1: Quoted prices in active markets for identical assets or liabilities

▪	Level 2: Inputs other than observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

▪	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
The following table allocates our financial assets and liabilities to the three levels of the fair value hierarchy according to
SFAS 157.
Classification of Financial Instruments

€ millions	Level 1	Level 2	Level 3	Total
Financial assets
Time deposit	625	0	0	625
Available-for-sale debt securities	382	0	0	382
Equity securities at cost	0	0	74	74
Derivatives	0	191	0	191
Total	1,007	191	74	1,272
Financial liabilities
Derivatives	0	211	0	211
Total	0	211	0	211
188       SAP Annual Report 2008

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Equity Securities
€ millions	at Cost
Beginning balance	69
Total gains or losses realized/unrealized:
Included in earnings	- 12
Included in other comprehensive income	0
Purchases, sales, issuances and settlements, net	17
Transfers in/out of Level 3	0
Ending balance	74
The amount of total gains or losses for the period included in earnings attributable to the changes in unrealized gains or losses relating to assets still held as at December 31, 2008	0
Gains and losses (realized and unrealized) included in earnings for the period (above) are reported in Financial income, net as follows:
Total gains or losses included in earnings for the period (above)	- 12
Change in unrealized gains and losses relating to assets still held as at December 31, 2008	0
Valuation techniques – Level 1
Measures of fair value of our time deposits and available-for-sale debt securities were derived from quoted prices traded in active markets.
Valuation techniques – Level 2
All our Level 2 assets and liabilities consist of derivative financial instruments. The fair value of the derivatives is calculated by discounting the expected future cash flows using relevant interest rates and spot rates over the remaining term of the contracts.
Valuation techniques – Level 3
The investments in our equity securities recorded at cost consist primarily of venture capital investments. These investments are recorded at cost because market values for those securities are generally not readily obtainable. Our estimation of fair value for our Level 3 investments includes a comparison to similar companies based on revenue multiples and review of each companies’ cash position, financing needs, earnings and revenue outlook, operational performance, management and ownership changes, and competition.
Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets, including our equity method investments and goodwill, are measured at fair value on a nonrecurring basis and therefore are not included in the table above. These assets include at-equity investments that are recognized at fair value at the end of the period to the extent that they are deemed to be other-than-temporarily impaired. During fiscal year 2008, we did not record any other-than-temporary impairments on those assets required to be measured at fair value on a nonrecurring basis.
(27) Share-Based Payment Plans
Our total compensation expense recorded in connection with share-based payment plans for the year 2008 was € 63 million (2007: € 106 million), thereof total expense in connection with equity-settled share-based payment plans € 1 million (2007: € 26 million). The total income tax benefit recognized in the income statement for share-based payment plans was € 48 million in 2008 (2007: € 32 million).
a) Employee Discounted Stock Purchase Programs
The Company acquires SAP AG common shares for various employee stock purchase plans and transfers the shares to employees. We record the discounts provided to employees through such plans as compensation expense. The discounts provided to employees do not exceed 15%.
b) Cash-Settled Share-Based Payment Plans
b.1) Stock Appreciation Rights (STAR) Plans
In March and April 2008, we granted approximately 18.5 million stock appreciation rights (“2008 STARs”) to selected employees who are not beneficiaries of the SOP 2007 Plan. In March 2007, we granted approximately 18.7 million stock appreciation rights (“2007 STARs”). The 2008 and 2007 STAR grant-base values of € 32.69 and € 35.71, respectively, are based on the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:
Consolidated Financial Statements IFRS       189

Weighting Factor for Valuation Calculation of STAR Awards Quarter Ended
March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
5%	5%	10%	20%	10%	10%	10%	30%
The valuations for quarters ending December 31 are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one share of Common stock, as quoted on Xetra, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days following the announcement date of the Company’s preliminary annual results. The other quarterly valuations are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one share of common share, as quoted on Xetra, over the five consecutive business days following the announcement of the Company’s quarterly results. Because each quarterly valuation is conducted independently, it is unaffected by any other quarterly valuation.
The cash payout value of each STAR is calculated quarterly as follows: (i) 100 % of the first € 12.50 value appreciation for such quarter; (ii) 50 % of the next € 12.50 value appreciation; and (iii) 25 % of any additional value appreciation. Beneficiaries will receive payments with respect to the 2008 STARs as follows: 50 % on both March 31, 2010 and Janu-ary 31, 2011. Under the terms of the 2007 STAR program, beneficiaries are scheduled to receive an initial payment of 50 % on March 31, 2009, and a second installment on January 31, 2010. Beneficiaries will receive STAR payments provided that they are still employees of the Company on the payment dates, subject to certain exceptions.
As our STAR plans are settled in cash, rather than by issuing equity instruments, a liability is recorded for such plans based on the current fair value of the STAR awards at the reporting date. The fair value of the STAR 2008 and 2007 awards was estimated using a Monte-Carlo valuation model.
Expected volatilities are based on implied volatilities from traded options on our stock with corresponding lifetimes and exercise prices. The fair value as at December 31 was calculated on the basis of the following assumptions:

	2008	2007
	1.62 % to 1.75%	3.99 % to 4.16%
	(depending on	(depending on
Risk-free interest rate	maturity)	maturity)
Expected volatility	49.3 % to 49.8%	27.30%
Expected dividend ratio	2.00%	1.37%
The fair value of the STAR awards is the same as the fair values of the derivatives that are entered into to hedge the compensation expense for the STAR 2007 awards – as described in Note 25 – because the terms of the STAR awards and the derivatives are the same. Compensation expense – including the effects of changes in the fair value of the STAR award – is accrued over the period in which the employee performs the related service (“vesting period”).
As at December 31, 2008, a STAR provision in the amount of € 15 million (2007: € 74 million) was included in provisions in the Consolidated Balance Sheets. The related STAR expense was affected by the effects of the STAR hedge – as described in Note 25 – and therefore totaled €28 million (2007: € 54 million). The STAR provision as at December 31, 2008, and the related STAR expenses recorded during 2008, result from awards granted under the 2008, 2007, and 2006 STAR programs.
In 2008, we paid to employees € 1 million related to STAR 2006 and € 58 million related to STAR 2005. In 2007 we paid to employees € 61 million related to STAR 2005 and € 18 million related to STAR 2004.
190       SAP Annual Report 2008

The amount of unrecognized compensation expense related to nonvested share-based payment arrangements granted under the STAR plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common share which we cannot reasonably predict. The final payout amount will be recognized over a remaining period from December 31, 2008 of 2.1 years for STAR 2008, 1.1 years for STAR 2007, and 0.1 year for STAR 2006.
b.2) Incentive Plan 2010
In January 2008 and January 2007 the Company granted respectively 0.1 and 0.7 million stock appreciation rights (“rights”) to top executives under the Incentive Plan 2010. The plan provides for a maximum payout of € 144.60 per right if the market capitalization of SAP AG doubles by December 31, 2010. The rights issued to the beneficiaries of this plan will automatically be exercised if the conditions for exercise are met. The base value of the rights is the base market capitalization figure of € 44,794,067,259, calculated as € 144.60 (average Xetra closing price of the SAP AG stock in the period July 1 through December 31, 2005, prior to the capital increase as implemented on December 21, 2006) times 309,779,165 shares (number of issued shares minus the treasury shares on December 31, 2005, prior to the capital increase implemented on Decem-ber 21, 2006).
For the Incentive Plan 2010, the relevant actual market capitalization is calculated by multiplying the average closing price of one SAP share in the Xetra trading system in the measurement period (July 1 through December 31 of each year) by the average number of outstanding SAP AG shares outstanding minus the average number of treasury shares in the measurement period of that year. The relevant actual market capitalization is calculated annually in the first month after the end of each measurement period, beginning in 2006 and ending in 2010.
The rights will only be exercisable if SAP’s common share outperforms the S&P North Software-Software Index™ (formerly GSTI Software Index) during the period between the issue of the rights and December 31, 2010, or Decem-ber 31 of the year with the last measurement period if the rights are exercised before that date. Further, to be exercisable from 2006 through 2009, the actual market capitalization must not be less than 200% of the base value.
The rights are not exercisable if exercise would result in a windfall profit. The decision whether exercise results in a windfall profit will be made by the Supervisory Board’s compensation committee at its sole discretion.
If the relevant actual market capitalization is 200% (or more) of the base market capitalization and the other conditions are met, the payout value per right will be € 144.60.
If the increase between the base value and the relevant actual market capitalization is below 200% of the base market capitalization, the payout per award will be based on the following scale:
Payout per Award

	Calculation	Incremental
	of payout	maximum payout	Incremental
Increase in market	per percentage point	as % of	maximum payout
capitalization	increase	grant value	per right
0 to 50%	0.00	0%	0.00
> 50 to 80%	0.67	20%	28.92
> 80 to 90%	3.00	30%	43.38
> 90 to 99,99%	5.00	50%	72.30

Total		100%	144.60
If the plan pays out, beneficiaries will receive the payments 12 months after the compensation committee has determined the exercise value.
The Incentive Plan 2010 is settled in cash rather than by issuing equity instruments, so a liability is recorded for the rights granted reflecting the fair value of the rights at the reporting date. Compensation expense — including the effects of any changes in fair value of the rights — is accrued over the period the beneficiaries are expected to perform the related service (“vesting period”).
Consolidated Financial Statements IFRS       191

The fair value of the rights is estimated using a Monte-Carlo valuation model. Expected volatilities are based on implied volatilities from traded options on our stock for options with a corresponding lifetime and exercise price. Expected life is based on our estimate of the earliest point in time when the vesting conditions are collectively met. The fair value as at December 31 was calculated using the following assumptions:

	2008	2007
Expected life in years	4.8	4.8
Risk-free interest rate	1.60% to 3.23%	3.99% to 4.36%
	(depending on	(depending on
	maturity)	maturity)
Expected volatility	47.0%	29.6%
Expected dividend ratio	2.00%	1.37%
As at December 31, 2008 the provision for rights granted under the Incentive Plan 2010 amounted to € 2 million (2007: € 3 million).
The amount of unrecognized compensation expense related to nonvested rights granted under the Incentive Plan 2010 depends on the final intrinsic value of the awards which itself depends on the future price of our common shares and certain other factors that we cannot influence or reasonably predict. The final payout amount will be recognized over a remaining period of up to two years from December 31, 2008.
     b.3) Virtual Stock Option Plan 2007
In the first half of 2008 as well as in 2007, the Company granted 8.7 and 7.0 million virtual stock options respectively (stock appreciation rights, “SAP SOP 2007”). The plan provides for cash settlement only and is available to members of the SAP AG Executive Board, members of subsidiaries’ executive boards, as well as to eligible executives and other top performers of SAP AG and its subsidiaries. The program replaced the SAP SOP 2002 Plan, described below. The awards granted in 2008 and 2007 have a respective grant-base value of €32.69 and €35.71, which is based on the average fair market value of one common share over the 20 business days following the announcement date of the Company’s preliminary results for the preceding fiscal year.
Under the SAP SOP 2007 Plan, beneficiaries receive stock appreciation rights (“Virtual Stock Options” or “rights”) based on the SAP share price, which gives them the right to receive a certain amount of money by exercise under the terms and conditions of this plan.
Rights granted under this plan may be exercised after a vesting period of two years starting on the grant date. The term of the Virtual Stock Options is five years, i.e. the rights will expire five years after the grant date if not exercised by the holder before that date.
The exercise price is 110% of the base value. Thus, the right can only be exercised if the share price at exercise exceeds the grant price by at least 10%. Monetary benefits will be capped at a share price of 200% of the exercise price.
The SAP SOP 2007 is settled in cash rather than by issuing equity instruments, so a liability is recorded on the basis of the current fair value of the outstanding Virtual Stock Options at the reporting date. The fair value of the rights is estimated using a binomial valuation method. Expected volatilities are based on implied volatilities from traded options on our stock with a corresponding lifetime and exercise price. The expected life of the options was determined to be 5 years. This assumption was made based on expected exercise behavior since no reliable historical data was available. The fair values as at December 31 were calculated using the following assumptions:

	2008	2007
Expected life in years	5.0	5.0
Risk-free interest rate	2.06% to 2.23%	3.99% to 4.36%
	(depending on	(depending on
	maturity)	maturity)
Expected volatility	44.0%	31.2%
Expected dividend ratio	2.00%	1.37%
As at December 31, 2008, the provision for rights granted under the SAP SOP 2007 Plan amounted to € 36 million (€ 21 million as at December 31, 2007).
The amount of unrecognized compensation expense related to nonvested rights granted under the SAP SOP 2007 Plan depends on the final intrinsic value of the awards which itself depends on the future price of our common share and certain other factors that we cannot influence or reasonably predict.
The final payout amount will be recognized over a remaining period from December 31, 2008 of 3.9 years for SOP 2007 granted in 2008, and of 3.1 years for SOP 2007 granted in 2007.
192      SAP Annual Report 2008

     b.4) Business Objects cash-settled awards based on former Business Objects option and Restricted Stock Unit plans
Prior to being acquired by SAP, the employees of Business Objects companies were granted equity awards giving rights to Business Objects shares. Following the Business Objects acquisition described in Note 4, and the squeeze out on February 18, 2008, the Business Objects shares were no longer publicly traded. Therefore, SAP implemented mechanisms to allow the employees to cash out their equity awards, either by receiving cash instead of Business Objects shares (cash payment mechanism or CPM) or by receiving Business Objects shares that they subsequently sell to SAP (liquidity agreement mechanism or LAM). The implementation of CPM and LAM resulted in substance in a conversion of the 5.1 million equity awards outstanding at February 18, 2008 to an equal number of cash-settled share-based payment awards (replacing awards) to replace the stock options and Restricted Stock Units (RSUs) granted to them by Business Objects prior to SAP’s acquisition of Business Objects (replaced awards).
The replaced awards comprised the following categories of awards:
▪	Stock options with a 4-year monthly graded vesting schedule from grant date, subject to a minimum of one year of continued service with the Company. The contractual terms range from 7 to 10 years. The exercise price for one subcategory of the awards was equal to 100 % of the closing price of the Business Objects stock as reported on the Eurolist by Euronext on the last trading day prior to the option grant date; for the other subcategory of awards the exercise price was 100% of the average of the opening share price as reported on such market over the 20 trading days immediately preceding the historical grant date.

▪	International RSUs were subject to a 3-year graded vesting schedule. These rights were provided free of charge to the employees (no exercise price).

▪	French RSUs had a 2-year vesting period followed by a two-year holding period. These rights were also provided to the employees free of charge (no exercise price).
The replacing awards closely mirror the terms of the replaced awards (including conditions such as exercise price and vesting) except that:
▪	The replaced awards were planned to be settled by issuing equity instruments whereas the replacing awards are settled in cash either via the CPM or via the LAM mechanism.

▪	The replaced awards were indexed to Business Objects’ share price whereas the replacing awards are indexed to SAP`s stock price as follows: SAP’s offering price for Business Objects shares during the tender offer (€ 42) is divided by SAP AG’s share price at the tender offer closing date (€ 32.28) and the result is multiplied by the weighted average SAP share closing price during the 20 trading days preceding the exercise or disposition date.
In countries where the CPM applies, the benefit resulting from the stock option exercise or the RSU vesting is usually paid directly to the employees by SAP.
In countries where the LAM applies an equity settlement was retained but supplemented by the LAM . In these cases, the employees continue to receive shares of Business Objects S.A. upon stock options exercise and RSU vesting and have a put option on these shares to resell the shares to SAP within 3 months from the exercise or vesting date, except for some stock options exercise subject to French tax law, for which the put option period is 2 years and 3 months. SAP has a call option on these shares.
In both cases, these awards are accounted for as a cash-settled award under SFAS 123R because the obligation to the employee will ultimately be settled in cash only, both under the CPM and the LAM mechanism.
As the replacing awards are settled in cash rather than by issuing equity instruments, a liability is recorded on the basis of the current fair value of the outstanding replacing awards at the reporting date. The fair value of the rights is estimated using a binomial valuation method. Expected volatilities are based on implied volatilities from traded options on our stock with a corresponding lifetime and exercise price. The expected life of the options was determined to be 3.7 years. This assumption was made based on historical exercise behavior of Business Objects employees.
Consolidated Financial Statements IFRS      193

The fair values as at December 31 were calculated using the following assumptions:

2008
Expected life in years	3.7
Risk-free interest rate	2.00%
Expected volatility	47.0%
Expected dividend ratio	2.00%
As at December 31, 2008, the provision for rights granted under the Business Objects Plan amounted to € 37 million.
In 2008 we paid to employees € 36 million related to the Business Objects Plan.
The amount of unrecognized compensation expense related to nonvested rights granted under the Business Objects Plan depends on the final intrinsic value of the awards which itself depends on the future price of our common share and certain other factors that we cannot influence or reasonably predict.
The final payout amount will be recognized over a weighted average remaining vesting period from December 31, 2008 of 1.6 years.
c) Equity Settled Share-Based Payment Plans
     c.1) Stock Option Plan 2002
At the 2002 Annual General Meeting of Shareholders, the SAP AG shareholders approved the SAP SOP 2002 Plan, which provides for the issuance of stock options to members of the SAP AG Executive Board, members of subsidiaries’ executive boards, and to eligible executives and other top performers of SAP AG and its subsidiaries. The SAP SOP 2002 Plan was designed to replace the LTI 2000 Plan, described below. Under the SAP SOP 2002 Plan, the Executive Board was authorized to issue, on or before April 30, 2007, up to 19.0 million stock options. In 2007, the SAP SOP 2002 Plan was replaced by the SAP SOP 2007 Plan. The last stock options under the SAP SOP 2002 Plan were granted in 2006.
Each stock option granted under the SAP SOP 2002 Plan entitles its holder to subscribe to four shares of the Company’s common stock by tendering payment of an exercise price per option equal to a base price and a premium of 10 % of the base price. The base price is calculated as the average market price of SAP AG’s common share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the stock in the Xetra trading system. The options cannot be exercised at an exercise price that is less than the closing auction stock price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until the vesting period of two years has elapsed.
For options granted to members of the Executive Board during and after February 2004, the SAP SOP 2002 Plan’s terms cap the subscription rights if the Supervisory Board determines that an option holder would make a windfall profit on exercising the rights. A windfall profit is defined for this purpose as a profit that, when combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeds twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG has undertaken to reimburse to the option holders any expenses they may incur through fees, taxes, or deductions related to the cap. The cap will only be imposed if the Supervisory Board determines that the windfall profit results from significant extraordinary, unforeseeable developments for which the Executive Board is not responsible.
194      SAP Annual Report 2008

The fair value of the options granted under the SAP SOP 2002 Plan was estimated as at the date of grant using the Black-Scholes-Merton option-pricing model. For options granted 2006 and 2005, the expected life of the options was determined using the “simplified method” to be 3.5 years, which represented the average of the vesting period and the contractual term of the awards. This approach was used because we did not have sufficient information about the historical exercise behavior of equity-based options granted to our employees. For awards granted from 2002 to 2004, the expected term of the awards was determined to be 2.5 years. Expected volatilities are based on implied volatilities of traded options to purchase our common share granted in 2006 and 2005 and based on historical data for options granted between 2004 and 2002.
The fair values of the Company’s share-based awards granted under SAP SOP 2002 Plan were calculated using the following assumptions and plan terms:

2006
Expected life in years	3.5
Risk-free interest rate	3.10%
Expected volatility	24.0%
Expected dividend ratio	0.87%
Activities in 2008 under Stock Option Plan 2002 were as follows:
Activities Under SAP SOP 2002

			Weighted
	Number of	Weighted	average
	options	average exercise	remaining	Aggregate
	outstanding	price per option	contractual term	intrinsic value
	(000)	€	(Years)	€ millions
12/31/2007	5,813	149.54	2.0	41
Exercised	-628	103.72	0.0	0
Forfeited or expired	-224	149.71	0.0	0
12/31/2008	4,961	159.33	1.1	0
Fully vested options as at 12/31/2008	4,961	159.33	1.1	0
Consolidated Financial Statements IFRS      195

The weighted-average grant-date fair value of share options granted during the years 2006 and 2005 was € 26.47 and € 20.08, respectively. The total intrinsic value of options exercised during the years ending December 31, 2008, 2007, and 2006 was € 21 million, € 59 million, and € 46 million, respectively. In 2008 and 2007, we recorded compensation expenses for SAP SOP 2002 of € 1 million and € 26 million respectively.
A summary of the status of our nonvested options as at December 31, 2008, and changes during the year ending December 31, 2008, is presented below:
Status of Nonvested SAP SOP 2002 Stock Options

		Weighted
		average
	Number of	grant-date
	options	fair value
	(000)	€
Nonvested as at January 1, 2007	4,541	22.59
Vested	-2,756	20.08
Forfeited	-132	26.26
Nonvested as at December 31, 2007	1,653	26.47
Vested	-1,591	26.50
Forfeited	-62	26.50
Nonvested as at December 31, 2008	0	0.00
As at December 31, 2008, no unrecognized cost related to nonvested options granted under the SAP SOP 2002 remained.
The following table summarizes information about stock options outstanding as at December 31, 2008:
SAP SOP 2002 Stock Options Outstanding as at December 31, 2008

	Outstanding			Exercisable
		Weighted average
	Number of	remaining	Weighted average	Number of	Weighted average
Range of Exercise Prices	stock options	contractual life	exercise price	stock options	exercise price
	€(000)	Years		€(000)	€
134.20–149.99	3,370	0.69	140.88	3,370	140.88
185.93	1,591	2.10	185.93	1,591	185.93
75.45–120.64	4,961	1.14	155.33	4,961	155.33
The weighted average share price of SAP AG common shares on the SOP 2002 Plan exercise dates in 2008 and 2007 was € 34.32 and € 37.87, respectively.
     c.2) Long Term Incentive 2000 Plan
On January 18, 2000, SAP AG’s shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a share-based payment program providing members of the SAP AG Executive Board, members of subsidiaries’ executive boards and selected employees a choice between convertible bonds, stock options, or a 50 % mixture of each. Beneficiaries were offered 25 % more units if they chose stock options than if they chose convertible bonds. Under the LTI 2000 Plan, each convertible bond having a € 1 nominal value is convertible into four common shares over a maximum of 10 years, subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system on the day immediately preceding the grant. Each stock option may be exercised in exchange for four common shares over a maximum of 10 years, subject to the same vesting requirements. The exercise price varies with the outperformance of the common share price appreciation against the appreciation of the S&P North Sofware-Software IndexTM (formerly GSTI Software Index) from the day immediately preceding grant to the day on which the exercise price is determined. Both the convertible bonds and stock options vest as follows: 33 % after two years from date of grant, 33 % after three years, and 34 % after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.
196      SAP Annual Report 2008

In total, 12.3 million conversion and subscription rights were issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Meeting of Shareholders, the Company’s shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.
A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:
Summary of the LTI-Plan 2000

	Number of	Weighted average	Weighted average
	options	exercise price	remaining contractual	Aggregate
	outstanding	per option	term	intrinsic value
	(000)	€	Years	€ millions
Stock options
12/31/2007	879	109.92	3.6	28
Exercised	-114	70.20	0.0	0
Forfeited	-9	78.90	0.0	0
12/31/2008	756	71.80	2.7	22
Convertible bonds
12/31/2007	6,149	202.61	3.2	0
Exercised	-14	151.50	0.0	0
Forfeited	-202	213.30	0.0	0
12/31/2008	5,933	202.30	2.2	0
All convertible bonds and stock options outstanding as at December, 31, 2008 are exercisable.
Consolidated Financial Statements IFRS      197

The following tables summarize information about stock options and convertible bonds outstanding as at December 31, 2008:
Information About Stock Options and Convertible Bonds Outstanding as at December 31, 2008

	Outstanding stock options			Exercisable stock options
		Weighted average
	Number of	remaining	Weighted average	Number of	Weighted average
Range of exercise prices	stock options	contractual life	exercise price	stock options	exercise price
	€(000)	Years		€(000)	€

75.45—80.36	93	1.14	52.34	93	52.34
97.65	179	2.14	63.68	179	63.68
109.00	5	2.56	71.08	5	71.08
120.64	479	3.14	78.67	479	78.67
75.45—120.64	756	2.65	71.82	756	71.82

	Outstanding Convertible Bonds			Exercisable Convertible Bonds
		Weighted average
	Number of	remaining	Weighted average	Number of	Weighted average
Range of exercise prices	bonds	contractual life	exercise price	bonds	exercise price
	€(000)	Years		€(000)	€

131.81—159.99	2,094	3.13	151.60	2,094	151.60
183.67—191.25	2,341	2.13	191.23	2,341	191.23
234.79—247.00	18	1.69	242.09	18	242.09
290.32	1,446	1.13	290.32	1,446	290.32
334.67	34	1.18	334.67	34	334.67
131.81—334.67	5,933	2.23	202.36	5,933	202.36
198      SAP Annual Report 2008

The weighted average share price of SAP AG common shares on the LTI 2000 Plan exercise dates in 2008 and 2007 was € 35.59 and € 37.97, respectively. The weighted average price of SAP AG common shares on the LTI 2000 Plan convertible bond exercise dates in 2008 and 2007 was € 37.44 and € 39.14, respectively.
Due to the fact that all LTI 2000 Plans were fully vested during 2006, we recorded no compensation expenses in 2008 or 2007. The total intrinsic value of stock options exercised during the years ending December 31, 2008 and 2007 was € 5 million and € 5 million, respectively. The total intrinsic value of convertible bonds exercised during the years ending December 31, 2008 and 2007 was € 0 million and € 0 million, respectively.
(28) Segment and Geographic Information
Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography and areas of responsibility of the individual Executive Board members (Board areas). Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways. While neither the line of business structure, the geographic structure, nor the Board areas are identified as primary, we have determined that our lines of business constitute operating segments. We have three reportable operating segments which are organized based on products and services: Product, Consulting, and Training.
The Product segment is primarily engaged in marketing and licensing our software products, performing custom software development services for customers, and providing support services for our software products. The Consulting segment performs various professional services, mainly implementation of our software products. The Training segment provides educational services on the use of our software products and related topics for customers and partners.
Our management reporting system reports our inter-segment services as cost reductions and does not track them as internal revenue. Inter-segment services mainly represent utilization of manpower resources of one segment by another segment on a project-by-project basis. Inter-segment services are charged based on internal cost rates including certain indirect overhead costs but without profit margin.
The accounting policies applied in the internal reporting to our CODM are based on U.S. GAAP (continuing operations) and differ from those described in Note 3 which are based on IFRS. Additionally, the accounting policies applied in the internal reporting to our CODM differ from our U.S. GAAP and IFRS accounting policies as follows:
▪	The internal reporting to our CODM generally attributes revenue to the segment that is responsible for the related transaction regardless of revenue classification in our income statement. Thus, for example, the Training segment’s revenue includes certain amounts classified as software revenue.

▪	The internal reporting to our CODM allocates expenses to the segments based on organizational structures and cost centers rather than cost classification to functional areas. Since our segments are organized on the basis of products and services, the amounts of external revenue for the Product, Consulting, and Training segments are materially consistent with the amounts of Software and software-related service revenue, Consulting revenue, and Training revenue, respectively, as reported in the Consolidated Statements of Income.

▪	The internal reporting to our CODM excludes share-based compensation expenses on segment level.

▪	Differences in foreign currency translations result in minor deviations between the amounts reported internally to our CODM and the amounts reported in the Consolidated Financial Statements.
Starting in 2008 we have made certain changes in our internal management reporting which resulted in additional deviations between the amounts reported internally to our CODM and the amounts reported in our Consolidated Financial Statements.
▪	In contrast to our IFRS revenue figures presented in our Consolidated Statements of Income, the revenue numbers in our management reporting system include the support revenue that would have been reflected by Business Objects had it remained a standalone entity but which are not reflected as revenue under IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of our acquisition of Business Objects.
Consolidated Financial Statements IFRS      199

▪	In contrast to our IFRS income figures presented in our Consolidated Statements of Income, the income measures in our management reporting system include the full amount of Business Objects support revenue and exclude the following acquisition-related charges:
-	Amortization expense of intangibles acquired in business combinations and standalone acquisitions of intellectual property.

-	Expenses from purchased in-process research and development.

-	Restructuring expenses incurred in connection with business combinations.
In 2007 acquisition-related charges were partially included in the Product segment result, while the rest was shown under development expenses and administration and other corporate expenses. In 2008 we began excluding acquisition-related charges from the segments in our management reporting system. Therefore we have adjusted the prior year figures in the tables below for comparison purposes. Instead the acquisition-related charges are presented as a separate line item.
Segment Revenue and Results

€ millions	Product	Consulting	Training	Total
2008
External revenue from reportable segment	8,366	2,824	525	11,715
Segment result	4,711	784	225	5,720
Depreciation and amortization directly attributable to each segment	-122	-45	-5	-172

2007
External revenue from reportable segment	7,369	2,369	493	10,231
Segment result	4,307	631	209	5,147
Depreciation and amortization directly attributable to each segment	-92	-33	-4	-129
Reconciliation of Revenues and Segment Results

€ millions	2008	2007
External revenue from reportable segments	11,715	10,231
External revenue from services provided outside of the reportable segments	16	11
Adjustment Business Objects support revenue	-166	0
Difference U.S. GAAP — IFRS	10	14
Total revenue	11,575	10,256

Segment result from reportable segments	5,720	5,147
Development expense — Management view	-1,634	-1,717
Administration and other corporate expenses — Management view	-736	-553
Share-based compensation expenses	- 63	- 95
Adjustment Business Objects support revenue	-166	0
Acquisition-related charges	-297	-61
External revenue from services provided outside of the reportable segments	16	11
Difference U.S. GAAP — IFRS	-139	-34
Operating profit	2,701	2,698
Other non-operating income/expense, net	-27	2
Financial income, net	-50	124
Profit before income taxes	2,624	2,824
Segment Revenues
Since our segments are organized on the basis of products and services, the amounts of external revenue for the Product, Consulting, and Training segments are materially consistent with the amounts of Software and software- related service revenue, Consulting revenue, and Training revenue, respectively, as reported in the Consolidated Statements of Income, except for the differences in accounting policies discussed above.
External revenue from services provided outside of the reportable segments (2008: € 16 million, 2007: € 11 million) mainly represents revenue incidental to our main business activities and minor currency translation differences.
200      SAP Annual Report 2008

Segment Result
Segment result reflects operating expenses directly attributable or reasonably allocable to the segments, including costs of product, costs of services, and sales and marketing expenses. Costs that are not directly attributable or reasonably allocable to the segments such as administration and other corporate expenses are not included in the segment result. Development expense is excluded from the segment result because our internal management reporting measures the segment performance without taking development expense into account. In addition, for management purposes, share-based compensation expense, write-down of support revenue and acquisition-related charges are not included in the segment result.
Depreciation and amortization expenses reflected in the segment result include the amounts directly attributable to each segment and the depreciation and amortization portion of the facility and IT-related expenses allocated to each segment based on headcount, facility space, and other measures.
Development expense and administration and other corporate expense are based on a management view and do not equal the amounts under the corresponding caption in the Consolidated Statements of Income. The differences are mainly due to the fact that the management view focuses on organizational structures and cost centers rather than cost classification to functional areas.
Segment Assets
Segment asset information is not provided to our CODM. Goodwill by reportable segment is disclosed in Note 16.
Geographic Information
The following tables present revenue by location of customers and by location of SAP entities, which reflects the location of our subsidiary responsible for the sale, and information about certain long-lived assets detailed by geographic region.
Total Revenue by Location

	Total Revenue by location of customers		Total Revenue by location of sap entities
€ millions	2008	2007	2008	2007

Germany	2,193	2,005	2,376	2,146
Rest of EMEA1)	4,013	3,387	3,966	3,328

Total EMEA	6,206	5,392	6,342	5,474
United States	2,890	2,717	2,854	2,702
Rest of Americas	990	872	964	865

Total Americas	3,880	3,589	3,818	3,567
Japan	515	447	509	443
Rest of Asia Pacific Japan	974	828	906	772

Total Asia Pacific Japan	1,489	1,275	1,415	1,215

Total	11,575	10,256	11,575	10,256

1)	Europe, Middle East, Africa
Consolidated Financial Statements IFRS      201

Software and Software-Related Service Revenue by Location

	Software and software-related		Software and software-related
	service revenue		service revenue
	by location of customers		by location of SAP entities
€ millions	2008	2007	2008	2007

Germany	1.515	1.433	1.639	1.526
Rest of EMEA1)	3.062	2.542	3.065	2.524

Total EMEA	4.577	3.975	4.704	4.050
United States	1.983	1.849	1.950	1.837
Rest of Americas	748	658	725	650

Total Americas	2.731	2.507	2.675	2.487
Japan	410	340	406	336
Rest of Asia Pacific Japan	748	619	681	568

Total Asia Pacific Japan	1.158	959	1.087	904

Total	8.466	7.441	8.466	7.441

1)	Europe, Middle East, Africa
Property, Plant, and Equipment and Intangible Assets

	Property, plant, and equipment, net		Intangible assets, net
€ millions	2008	2007	2008	2007

Germany	916	923	222	217
Rest of EMEA1)	147	135	661	36

Total EMEA	1,063	1,058	883	253
United States	229	167	240	138
Rest of Americas	36	13	17	14

Total Americas	265	180	257	152
Japan	5	4	0	0
Rest of Asia Pacific Japan	72	74	0	0
Total Asia Pacific Japan	77	78	0	0

Total	1,405	1,316	1,140	405

1)	Europe, Middle East, Africa
202      SAP Annual Report 2008

(29) Board of Directors

Executive Board

Prof. Dr. Henning Kagermann
Co-Chief Executive Officer
Overall responsibility for SAP’s strategy and business development,
Internal Audit, Top Talent Management

Léo Apotheker
Co-Chief Executive Officer
Consulting, Education, Marketing, Partner Management,
Industry Solutions, Global Communications

Dr. Werner Brandt
Chief Financial Officer
Finance and Administration, Shared Services,
SAP Ventures, Global Intellectual Property
Mergers & Acquisitions

Erwin Gunst (from July 1, 2008)
Chief Operating Officer
Labor Relations Director
Company Operations and Processes,
Global Human Resources, Internal SAP IT,
SAP Labs Network
Prof. Dr. Claus E. Heinrich (until May 31, 2009)
Labor Relations Director (until December 31, 2008)
Global Human Resources (until December 31, 2008)
Internal SAP IT (until December 31, 2008)
SAP Labs Network (until December 31, 2008)
Bill McDermott (from July 1, 2008)
Global Field Operations
Membership of supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2008

Supervisory Board, Deutsche Bank AG,
Frankfurt am Main, Germany
Supervisory Board, Münchener
Rückversicherungs-Gesellschaft AG, Munich, Germany
Board of Directors, Nokia Corporation, Espoo, Finland

Supervisory Board, AXA, Paris, France
Supervisory Board, Schneider Electric, Rueil-Malmaison,
France (from April 21, 2008)

Supervisory Board, Deutsche Lufthansa AG,
Frankfurt am Main, Germany (from April 29, 2008)
Supervisory Board, QIAGEN N.V., Venlo, the Netherlands
Supervisory Board, Heidelberger Druckmaschinen AG,
Heidelberg, Germany (from July 18, 2008)
Supervisory Board, LSG Lufthansa Service Holding AG,
Neu-Isenburg, Germany (until May 31, 2008)

Board of Directors, ANSYS, Inc., Canonsburg, PA, USA
Board of Directors, Under Armour, Inc., Baltimore, MD, USA
Board of Directors, PAETEC Communications, Inc.,
Fairport, NY, USA

Consolidated Financial Statements IFRS      203

Gerhard Oswald
Global Service and Support
John Schwarz (from March 1, 2008)
SAP BusinessObjects business unit,
Global Ecosystem & Partner Group,
Corporate Development
Jim Hagemann Snabe (from July 1, 2008)
Business Solutions and Technology
Product Development Large Enterprise Solutions,
Small and Medium Enterprise Solutions,
and the Technology Platform
Board of Directors, Synopsys, Inc., Mountain View,CA, USA

Board of Directors, Linkage A/S, Copenhagen, Denmark
Board of Directors, Mannaz A/S, Horsholm, Denmark
Board of Directors, Thrane & Thrane A/S, Lyngby, Denmark
Supervisory Board, Crossgate AG, Munich, Germany (from July 31, 2008)

Dr. Peter Zencke (until December 31, 2008)
Application Platform, Research, SAP Business ByDesign

204      SAP Annual Report 2008
Supervisory Board, SupplyOn AG, Hallbergmoos, Germany
Supervisory Board, MeVis Medical Solutions AG, Bremen, Germany

Supervisory Board

Prof. Dr. h. c. mult. Hasso Plattner (2), (4), (5), (7), (8), (9)
Chairman
Lars Lamadé (1), (4), (7)
Deputy Chairman
Project Manager Service & Support
Pekka Ala-Pietilä (5), (8), (9)
Co-founder and CEO Blyk Ltd. London, UK
Thomas Bamberger (1), (3)
Head of Operations Global Service & Support
Chief Controlling Officer Research & Breakthrough
Innovation
Panagiotis Bissiritsas (1), (2), (6)
Support Expert
Willi Burbach (1), (5), (7)
Developer
Helga Classen (until December 31, 2008)
Member of the Works Council of SAP AG
Prof. Dr. Wilhelm Haarmann (2), (6), (7)
Attorney-at-law, certified public auditor,
certified tax advisor
HAARMANN Partnerschaftsgesellschaft,
Rechtsanwälte, Steuerberater, Wirtschaftsprüfer,
Frankfurt am Main, Germany
Peter Koop (1), (5), (7)
Industry Business Development Expert
Membership of other supervisory boards and comparable governing bodies of enterprises other than SAP, on December 31, 2008

Board of Directors, Pöyry Plc, Vantaa, Finland
Board of Directors, CVON Group Limited, London, UK
Board of Directors, CVON Limited, London, UK
Board of Directors, CVON Innovations Limited, London, UK
Board of Directors, Blyk Services Oy, Helsinki, Finland
Board of Directors, CVON Innovation Services Oy,
Turku, Finland
Board of Directors, CVON Future Limited, London, UK
Board of Directors, HelloSoft Inc., San José, CA, USA

Supervisory Board, Aareon AG, Mainz, Germany
Supervisory Board, Vodafone Holding GmbH,
Düsseldorf, Germany

Consolidated Financial Statements IFRS      205

Christiane Kuntz-Mayr (1), (5)
(from January 1, 2009)
Deputy Chairperson of the Works Council of SAP AG
Bernard Liautaud (5)
(from June 3, 2008)
General Partner
Balderton Capital, London, UK
Dr. Gerhard Maier (1), (2), (3)
Development Project Manager
Dr. h. c. Hartmut Mehdorn (4), (6)
Chairman of the Executive Board,
Deutsche Bahn AG, Berlin, Germany
Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. E. h. Joachim Milberg (2), (3), (5), (7), (8)
Chairman of the Supervisory Board BMW AG,
Munich, Germany
Prof. Dr. Dr. h. c. mult. August-Wilhelm Scheer
(until April 3, 2008)
Professor at Saarland University, Saarbrücken, Germany
Board of Directors, Clinical Solutions Holdings Ltd.,
Basingstoke, Hampshire, UK (from September 8, 2008)
Board of Directors der Global Datacenter Management
Ltd., London, UK (from June 2, 2008)

Supervisory Board, DB Netz AG,
Frankfurt am Main, Germany
Supervisory Board, DEVK Deutsche Eisenbahn
Versicherung
Lebensversicherungsverein a.G., and
DEVK Deutsche Eisenbahn Versicherung
Sach- und HUK-Versicherungsverein a.G.,
Cologne, Germany
Supervisory Board, Dresdner Bank AG,
Frankfurt am Main, Germany
Supervisory Board, DB Magnetbahn GmbH, Munich,
Germany (until July 31, 2008)

Supervisory Board, Bertelsmann AG, Gütersloh, Germany
Supervisory Board, Festo AG, Esslingen, Germany
Board of Directors, Deere & Company, Moline, Illinois,
USA
Supervisory Board, ZF Friedrichshafen AG,
Friedrichshafen, Germany (from April 17, 2008)

Supervisory Board, IDS Scheer AG, Saarbrücken,
Germany
Supervisory Board, imc information multimedia
communication AG, Saarbrücken, Germany
Board of Trustees, Hasso-Plattner-Stiftung für
Softwaresystemtechnik, Potsdam, Germany
Supervisory Board, Saarbrücker Zeitung Verlag
und Druckerei GmbH, Saarbrücken, Germany
Member of the Senate, Fraunhofer-Gesellschaft
zur Förderung der angewandten Forschung e.V., Munich,
Germany
Supervisory Board, Deutsche Messe AG, Hanover,
Germany

206      SAP Annual Report 2008

Dr. Erhard Schipporeit (3), (9)
Management Consultant	Supervisory Board, Talanx AG, Hanover, Germany
Supervisory Board, Deutsche Börse AG,
Frankfurt am Main, Germany
Supervisory Board, HDI V.a.G., Hanover, Germany
Supervisory Board, Hannover Rückversicherung AG,
Hanover, Germany
Supervisory Board, Career Concept AG, Munich,
Germany
Supervisory Board, TUI Travel PLC, London, UK
Supervisory Board, Fuchs Petrolub AG, Mannheim,
Germany (from May 6, 2008)

Stefan Schulz (1), (4), (5), (6)
Development Project Manager

Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer (5)
Managing Director of Dr. Klaus Wucherer	Supervisory Board, BSH Bosch und Siemens Hausgeräte
Innovations- und Technologieberatung	GmbH, Munich, Germany (until April 30, 2008)
GmbH, Erlangen, Germany	Supervisory Board, Deutsche Messe AG, Hanover,
Germany
Supervisory Board, Infineon Technologies AG, Munich,
Germany
Chairman of the Advisory Board, Siemens S.A., Lisbon,
Portugal (until April 29, 2008)
Chairman of the Advisory Board, Siemens Ltd., Beijing,
China (until May 31, 2008)
Supervisory Board, Siemens Ltd., Mumbai, India
(until March 31, 2008)
Supervisory Board, LEONI AG, Nuremberg, Germany

Information as at December 31, 2008

(1)	Elected by the employees

(2)	Member of the Company’s Compensation Committee (3) Member of the Company’s Audit Committee (4) Member of the Company’s Mediation Committee

(5)	Member of the Company’s Technology and Strategy Committee

(6)	Member of the Company’s Finance and Investment Committee

(7)	Member of the Company’s General Committee

(8)	Member of the Company’s Nomination Committee

(9)	Member of the Company’s Special Committee
Consolidated Financial Statements IFRS     207

The total compensation of the Executive Board members for fiscal year 2008 amounted to € 25 million (2007: € 25 million including an additional nonrecurring share-based compensation). This amount includes € 5 million (2007: € 3 million) fixed and € 15 million (2007: € 18 million) performance-related compensation as well as € 4 million (2007: € 4 million) share-based compensation. The share-based compensation corresponds to the grant date fair value of the 628,329 virtual stock options (2007: 486,594), issued to Executive Board members during the year. In 2008, the projected benefit obligation for pensions to Executive Board members increased € 1 million to € 18 million (2007: € 17 million). The annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans amounted to € 1 million as at December 31, 2008 (€ 1 million as at December 31, 2007).
Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on May 19, 2009, the total annual compensation of the Supervisory Board members amounted to € 2 million (2007: € 2 million). This amount includes € 1 million (2007: € 1 million) fixed, € 1 million (2007: € 1 million) variable compensation, and € 0.1 million (2007: € 0.08 million) committee remuneration. The Supervisory Board members do not receive any share-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive share-based compensation, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.
During fiscal year 2008, the pension payments to former Executive Board members were € 1 million (2007: € 1 million). The projected benefit obligation of pensions as at December 31, 2008, for former Executive Board members was € 12 million (2007: € 12 million).
Payments of € 4 million were agreed for Shai Agassi in relation to the ending of his contract with SAP on April 30, 2007.
Peter Zencke who left SAP on December 31, 2008 will be paid abstention compensation corresponding to 50 % of his final average contractual compensation during the continuance of a 12-month postcontractual noncompete period.
SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in fiscal year 2008 or in 2007.
On December 31, 2008, members of the Executive Board held a total of 88,527 SAP shares (December 31, 2007: 86,515 SAP shares), members of the Supervisory Board held a total of 128,995,306 SAP shares (December 31, 2007: 128,993,710).
Detailed information on the different elements of the compensation as well as on the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in SAP’s Compensation Report which is part of the Review of SAP Group Operations and of SAP’s Annual Report on Form 20-F both available on SAP’s Web site.
(30) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold, or held within the last year, positions of significant responsibility with other entities as presented in Note 29. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
After his move from SAP’s Executive Board to SAP’s Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only which were immaterial to SAP in all periods presented.
Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90 % of Bramasol, Inc., Palo Alto, United States. Bramasol is an SAP partner with which we generated revenues which were immaterial to SAP in all periods presented. The amounts charged to SAP for the services of Bramasol were also immaterial in all periods presented.
Wilhelm Haarmann practices as a partner of the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial in all periods presented.
(31) Principal Accountant Fees and Services
At SAP AG’s Annual General Meeting of Shareholders held on June 3, 2008, SAP’s shareholders mandated KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungs-gesellschaft, Berlin (since October 1, 2008 KPMG AG Wirtschaftsprüfungsgesellschaft), to serve as SAP AG’s independent auditors for the 2008 fiscal year. KPMG Ger-
208      SAP Annual Report 2008

many and other firms in the global KPMG network billed the following fees to SAP for audit and other professional services related to 2008 and the previous year:
Fees for Audit and Other Professional Services

€ millions	2008	2007
Audit fees	8.4	8.3
Audit-related fees	0.6	0.2
Tax fees	0.6	0.0
All other fees	0.7	0.3

	10.3	8.8
Audit fees are the aggregate fees billed by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our finan-cial statements and are not reported under Audit fees. This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed-on procedures. Tax fees are fees for professional services rendered by KPMG for tax advice on Group restructuring, transfer pricing, and other actual or contemplated transactions, tax compliance, and employee-related tax queries. The category all other fees include other support services, such as training and expert advice on issues unrelated to accounting and taxes.
For services provided by KPMG Germany and its affiliates we recorded expenses of € 4.1 million in 2008 (2007: € 2.7 million) of which € 3.3 million (2007: € 2.5 million) relate to audit services, € 0.4 million (2007: € 0.0 million) relate to audit related services, € 0.2 million (2007: € 0.0 million) relate to tax services, and € 0.1 million (2007: € 0.2 million) relate to other services. The increase since the previous year results from the greater number of KPMG affiliates involved.
(32) German Code of Corporate Governance
The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that listed companies publicly state every year the extent to which they have implemented them. Companies can deviate from the suggestions without having to make any public statements.
In 2008 and 2007, the Executive Board and Supervisory Board of SAP AG issued the required declarations of implementation. These statements are available on our Web site.
(33) Financial Reporting Exemptions
Pursuant to HGB, section 264 (3) or section 264b, the following subsidiaries are exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure:
▪	SAP Deutschland AG & Co. KG, Walldorf

▪	SAP Hosting AG & Co. KG, St. Leon-Rot

▪	Steeb Anwendungssysteme GmbH, Abstatt

▪	SAP Passau GmbH & Co. KG, Passau

▪	SAP Projektverwaltungs und Beteiligungs GmbH, Walldorf

▪	SAP Beteiligungsverwaltungs GmbH, Walldorf

▪	SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf

▪	SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf

▪	SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf.
(34) Subsequent Events
At the end of January 2009, we announced our intention to continue the cost-reduction program and to take further measures to reduce costs. We will continue to maintain tight cost controls on all variable expenses, including third party services and capital expenditure. Additionally, to enable SAP to adapt its size to today’s market conditions and the effects of the global recession, we intend to reduce our workforce to 48,500 positions worldwide by the end of 2009, by means of nonreplacement wherever possible. We expect the restructuring associated with the reduction in positions to cost € 200 million to € 300 million in 2009 and to produce annual savings of some € 300 million to € 350 million beginning in 2010.
Consolidated Financial Statements IFRS      209

(35) Subsidiaries, Equity Method Investments, and Other Investments
as of December 31, 2008

			Net		Number of
		Sales	Income /		Employees
		Revenue	Loss (–) for	Equity as of	as of
	Ownership	in 20081)	20081)	12/31/20081)	12/31/20082)
Name and Location of Company	%	€ (000)	€ (000)	€ (000)
I. Subsidiaries
Germany
SAP Deutschland AG & Co. KG, Walldorf	100.0	2,671,319	728,903	1,263,190	4,973
SAP Hosting AG & Co. KG, St. Leon-Rot5)	100.0	112,282	12,531	30,140	351
Steeb Anwendungssysteme GmbH, Abstatt9)	100.0	68,212	4,436	9,253	218
SAP Passau GmbH & Co. KG, Passau	100.0	8,829	406	406	1
Wicommunications GmbH, Munich	100.0	463	15	50	0
SAP Beteiligungs GmbH, Walldorf	100.0	3	2	42	0
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	0	- 604	12,754	0
eSAP Beteiligungs GmbH, Walldorf	100.0	0	1	29	0
SAP Investment- und Beteiligungs GmbH, Walldorf	100.0	0	-2	33	0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	0	0	26	0
SAP Foreign Holdings GmbH, Walldorf	100.0	0	3	27	0
SAP Portals Holding Beteiligungs GmbH, Walldorf4)	100.0	0	-3	639,590	0
SAP Consulting Beteiligungs GmbH, Walldorf	100.0	0	0	25	0
SAP Beteiligungsverwaltungs GmbH, Walldorf6)	100.0	0	0	107	0
SAP Portals Europe GmbH, Walldorf4)	100.0	0	3,284	122,755	0
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf4), 6)	100.0	0	-20,187	309,404	0
SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf6)	100.0	0	29,256	834,111	0
SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf6)	100.0	0	0	25	0
SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4), 6)	100.0	0	-26,182	478,483	0
SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf	100.0	0	0	25	0
OutlookSoft Deutschland GmbH, Neuss4)	100.0	0	-12	-166	0
FUZZY! Beteiligungen GmbH, Ludwigsburg3)	100.0	0	1	25	0

Rest of Europe, Middle East, Africa
Business Objects Software Limited, Dublin, Ireland3)	100.0	553,346	-19,545	643,252	176
SAP (UK) Limited, Feltham, United Kingdom	100.0	517,714	58,497	130,181	800
SAP (Schweiz) AG, Biel, Switzerland	100.0	451,960	45,722	78,934	615
SAP France S.A., Paris, France	100.0	437,009	-1,687	4,870,631	634
S.A.P. Nederland B.V., ’s-Hertogenbosch, the Netherlands4)	100.0	343,111	53,214	240,401	455
SAP Italia S.p.A., Milan, Italy4)	100.0	307,635	39,417	190,349	480
Business Objects S.A., Levallois-Perret, France3)	100.0	249,350	-27,093	1,239,730	953
Limited Liability Company SAP CIS, Moscow, Russia	100.0	232,293	19,150	93,438	527
SAP Belgium — Systems Applications and Products NV/SA, Brussels, Belgium4)	100.0	196,823	17,994	71,911	288
SAP Österreich GmbH, Vienna, Austria	100.0	188,808	19,893	34,993	419
SAP España Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain4)	100.0	185,812	18,972	120,758	368
SAP Danmark A/S, Copenhagen, Denmark	100.0	151,561	19,879	43,862	165
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	122,631	13,611	16,343	120
Systems Applications Products (South Africa) (Proprietary) Limited, Johannesburg, South Africa4) 8)	89.5	121,719	9,521	8,208	356
Business Objects UK Limited, Maidenhead, United Kingdom3)	100.0	122,385	-10,952	18,955	420
SAP Finland Oy, Espoo, Finland	100.0	102,869	13,237	41,170	119
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	96,806	12,845	36,996	231
210      SAP Annual Report 2008

as of December 31, 2008

			Net		Number of
		Sales	Income /		Employees
		Revenue	Loss (–) for	Equity as of	as of
	Ownership	in 20081)	20081)	12/31/20081)	12/31/20082)
Name and Location of Company	%	€ (000)	€ (000)	€ (000)
SAP Norge AS, Lysaker, Norway	100.0	70,605	6,176	30,710	102
SAP Portugal — Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda.,	100.0	60,134	8,463	18,544	111
Paço de Arcos, Portugal
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	57,981	6,389	16,133	135
SAP SSC (Ireland) Limited, Dublin, Ireland	100.0	55,770	2,066	24,042	669
SAP Portals Israel Ltd., Ra’anana, Israel4)	100.0	54,169	12,307	49,891	311
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	49,400	3,926	18,645	402
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	45,452	1,867	7,056	356
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	40,803	3,237	14,624	138
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates7)	49.0	35,201	-10,919	54,386	82
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	33,929	3,729	11,531	52
Business Objects Italia S.p.A, Rome, Italy3)	100.0	32,373	-3,193	5,717	91
SAP HELLAS SYSTEMS APPLICATIONS AND DATA PROCESSING S.A, Athens, Greece	100.0	28,607	2,091	3,361	54
SAP LABS France S.A.S., Mougins, France	100.0	22,754	670	9,370	191
Systems Applications Products (Africa Region) (Proprietary) Limited, Woodmead, South Africa4) 8)	100.0	20,247	3,296	9,821	24
SAP Business Services Center Europe, s.r.o., Prague, Czech Republic	100.0	20,132	1,950	4,190	320
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	19,007	-3,044	1,234	42
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	18,651	959	2,753	479
SAP Romania SRL, Bucharest, Romania	100.0	15,901	-558	591	73
SAP Slovenia d.o.o., Ljubljana, Slovenia	100.0	13,671	124	4,189	27
Business Objects Ibérica, S.L., Madrid, Spain3)	100.0	13,243	-1,799	1,442	26
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	9,307	402	758	77
SAP d.o.o., Zagreb, Croatia	100.0	8,745	-801	-1,063	22
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	8,661	1,019	1,024	43
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	8,571	392	1,190	11
SAP Saudi Arabia Software Services Limited, Riyadh, Saudi Arabia	100.0	7,814	250	25,329	7
SAP Labs Finland Oy, Espoo, Finland8)	100.0	7,793	6,898	44,482	49
Merlin Systems Oy, Espoo, Finland4)	100.0	7,050	782	1,240	21
Business Objects Nordic A.B., Stockholm, Sweden3)	100.0	7,919	399	2,930	23
SAP Ireland Limited, Dublin, Ireland	100.0	6,672	-327	-1,729	10
SAP Israel Ltd., Ra’anana, Israel	100.0	5,667	-1,612	-2,508	81
SAP Saudi Arabia Software Trading Limited, Riyadh, Saudi Arabia	51.0	5,566	9	8,022	8
SAP BULGARIA EOOD, Sofia, Bulgaria4)	100.0	5,499	-480	610	15
Crystal Decisions France S.A.S., Levallois Perret, France3)	100.0	5,244	-609	1,136	11
Business Objects Polska Sp. Zo.o., Warsaw, Poland3)	94.9	4,685	-925	1,265	17
SAP CYPRUS LTD, Nicosia, Cyprus4)	100.0	4,169	422	-1,807	2
Systems Applications Products Nigeria Limited, Abuja, Nigeria4)	100.0	3,305	768	-217	7
TomorrowNow (UK) Limited, Feltham, United Kingdom4)	100.0	3,078	1,588	-615	0
TomorrowNow Nederland B.V., Amsterdam, the Netherlands	100.0	2,489	-1,435	-2,468	3
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	2,316	-357	-303	4
Visiprise UK Limited, Aberdeenshire, United Kingdom3)	100.0	1,806	655	1,246	16
OutlookSoft Nederland, B.V., Rotterdam, the Netherlands4)	100.0	1,728	883	781	0
Systems Applications Products (Africa) (Proprietary) Limited, Johannesburg, South Africa	100.0	1,436	4,774	69,878	0
OutlookSoft EURL, Paris, France4)	100.0	1,242	362	-1,440	0
Consolidated Financial Statements IFRS      211

as of December 31, 2008

			Net		Number of
		Sales	Income /		Employees
		Revenue	Loss (–) for	Equity as of	as of
	Ownership	in 20081)	20081)	12/31/20081)	12/31/20082)
Name and Location of Company	%	€ (000)	€ (000)	€ (000)
SAP Latvia SIA, Riga, Latvia	100.0	970	-425	-286	4
SAP Estonia OÜ, Tallinn, Estonia	100.0	650	-67	-20	1
OutlookSoft Italia S.r.l., Milan, Italy4)	100.0	84	42	634	0
Wicom Communications B.V., The Hague, the Netherlands4)	100.0	62	4	11	0
Wicom Communications (UK) Limited, Guildford, United Kingdom	100.0	1	0	1	0
Ambin Properties (Proprietary) Limited, Woodmead, South Africa4)	100.0	0	-49	-292	0
Khimetrics LTD, London, United Kingdom4)	100.0	0	0	1	0
Virsa Systems Limited, Feltham, United Kingdom4)	100.0	0	91	-15	0
SAP Commercial Services Ltd., Valetta, Malta	100.0	0	0	1	0
SAP Malta Investments Ltd., Valetta, Malta	100.0	0	0	1	0
Maxware AS, Trondheim, Norway4)	100.0	0	337	6,502	0
Maxware UK Limited, Feltham, United Kingdom4)	100.0	0	0	102	0
OutlookSoft Limited, Feltham, United Kingdom4)	100.0	0	-4	-2	0
Wicom Communications AB, Enebyberg, Sweden4)	100.0	0	0	8	0
Merlin Communications Oy, Espoo, Finland4)	100.0	0	0	24	0
SAP Business S.A.S., Paris, France4)	100.0	0	-15	22	0
Business Objects Holding S.A.S., Levallois-Perret, France3)	100.0	0	-16	556,306	0
Business Objects Holding B.V., ’s-Hertogenbosch, the Netherlands3)	100.0	0	46	35,719	0
Armstrong Laing PLC, Maidenhead, United Kingdom3)	100.0	0	1,014	6,633	0
Cartesis UK Limited, Maidenhead, United Kingdom3)	100.0	0	121	1,011	0
Armstrong Laing (North America) Limited, Maidenhead, United Kingdom3)	100.0	0	132	2,278	0
Business Objects Nihon B.V., Bilthoven, the Netherlands3)	100.0	0	0	-252	0
Crystal Decisions (Ireland) Limited, Dublin, Ireland3)	100.0	0	314	44,119	0
Set Analyzer UK Limited, Maidenhead, United Kingdom3)	100.0	0	67	1,980	0
Blue-Edge Software Limited, Maidenhead, United Kingdom3)	100.0	0	15	69	0
Crystal Decisions UK Limited, Maidenhead, United Kingdom3)	100.0	0	-118	-893	0
Crystal Decisions Holding Limited, Dublin, Ireland3)	100.0	0	596	77,220	0
SRC Software UK Limited, Maidenhead, United Kingdom3)	100.0	0	0	44	0
Inxight Software UK Limited, Maidenhead, United Kingdom3)	100.0	0	0	146	0
Edgewing Limited, Maidenhead, United Kingdom3)	100.0	0	4	-137	0
Armstrong Laing B.V., Utrecht, the Netherlands3)	100.0	0	0	-52	0
Business Objects Software South Africa (Proprietary) Limited, Johannesburg, South Africa3)	100.0	0	0	1,356	0
Business Objects Finland Oy, Espoo, Finland3)	100.0	0	-758	3,070	0
Millsgate Holding B.V., Amsterdam, the Netherlands4)	100.0	—	—	—	—
Alexander Houtzeel Consultancy Inc., Monrovia, Liberia3)	100.0	—	—	—	—

AMERICAS
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	2,382,314	191,111	565,537	4,896
Business Objects Americas, Wilmington, Delaware, USA3)	100.0	514,376	-84,146	170,260	1,405
SAP Canada Inc., Toronto, Canada	100.0	377,421	24,924	154,529	1,016
SAP LABS, LLC, Palo Alto, California, USA4)	100.0	308,578	12,820	81,013	1,485
SAP Brasil Ltda, São Paulo, Brazil	100.0	273,499	14,916	59,653	791
SAP Public Services, Inc., Washington, D.C., USA4)	100.0	258,983	30,278	228,426	245
SAP México S.A. de C.V., Mexico City, Mexico	100.0	190,342	12,721	38,986	394
SAP Global Marketing, Inc., New York, USA	100.0	182,256	993	13,684	445
212      SAP Annual Report 2008

as of December 31, 2008

			Net		Number of
		Sales	Income /		Employees
		Revenue	Loss (–) for	Equity as of	as of
	Ownership	in 20081)	20081)	12/31/20081)	12/31/20082)
Name and Location of Company	%	€ (000)	€ (000)	€ (000)
Business Objects Corporation, Saint John, Canada3)	100.0	177,081	7,458	64,215	1,226
SAP Retail, Inc., Scottsdale, Arizona, USA4)	100.0	161,021	20,613	341,937	321
SAP Andina y del Caribe C.A., Caracas, Venezuela	100.0	130,241	-2,740	-20,497	337
SAP ARGENTINA S.A., Buenos Aires, Argentina	100.0	85,984	-571	12,253	450
SAP Governance Risk & Compliance, Inc., Palo Alto, California, USA4)	100.0	82,368	29,764	346,308	101
OutlookSoft Corporation, Stamford, Connecticut, USA4)	100.0	55,319	6,691	262,615	73
SAP International, Inc., Miami, Florida, USA4)	100.0	33,295	1,500	8,838	43
Business Objects Data Integration, Inc., Wilmington, Delaware, USA3)	100.0	31,468	8,956	81,693	0
Visiprise, Inc., Alpharetta, Georgia, USA3)	100.0	14,956	-6,180	87,710	170
TomorrowNow, Inc., Bryan, Texas, USA4)	100.0	12,550	-52,521	-23,141	5
HMS Software, Inc., Alpharetta, Georgia, USA3)	100.0	11,558	2,148	42,901	0
SAP Government Support & Services, Inc., Newtown Square, Pennsylvania, USA4)	100.0	8,949	-2,720	-159	30
Business Objects do Brasil Ltda., São Paulo, Brazil3)	100.0	5,690	-206	55	22
Frictionless Commerce, Inc., Newtown Square, Pennsylvania, USA4)	100.0	5,348	-2,035	33,720	0
Triversity Corporation, Bristol, Pennsylvania, USA4)	100.0	4,181	534	6,759	0
Business Objects de Mexico S. de R.L. de C.V., Mexico City, Mexico3)	100.0	3,366	-405	-365	0
Cartesis Canada, Inc., Toronto, Canada3)	100.0	1,282	112	7,605	0
Business Objects Chile Limitada, Santiago, Chile3)	95.0	553	-14	181	4
Maxware, Inc.,Newtown Square, Pennsylvania, USA4)	100.0	439	370	-225	0
INEA Corporation USA, Wilmington, Delaware, USA3)	100.0	320	821	-5,525	0
SAP Properties, Inc., Newtown Square, Pennsylvania, USA4)	100.0	246	9	5,163	0
Visiprise International Holdings, Inc., Alpharetta, Georgia, USA3)	100.0	102	-148	-1,021	0
Advance Info Systems, Inc., Thornhill, Canada3)	100.0	49	14	383	0
Visiprise Canada, Inc., Montreal, Canada3)	100.0	13	-153	-402	3
SAP Georgia LLC, Newtown Square, Pennsylvania, USA4)	100.0	12	-420	9,356	0
SAP Investments, Inc., Wilmington, Delaware, USA4)	100.0	0	16,397	574,062	0
SAP Financial Inc., Toronto, Canada4)	100.0	0	26,476	5,735	0
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	0	-2	15,008	0
Business Objects Option LLC, Wilmington, Delaware, USA3)	100.0	0	1,167	59,005	0
Enterprise Performance Improvement Organizational Software Consultants Inc., Mississauga, Canada3)	100.0	0	- 59	62	0
Business Objects Argentina S.R.L., Buenos Aires, Argentina3)	100.0	0	-21	92	0
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA3)	100.0	0	0	3,813	0
Khimetrics Canada, Inc., Montreal, Canada4)	100.0	0	0	1	0

Asia Pacific Japan
SAP JAPAN Co., Ltd., Tokyo, Japan	100.0	509,820	40,173	318,125	1,319
SAP Australia Pty Limited, Sydney, Australia	100.0	275,601	22,703	87,362	501
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0	211,388	18,077	72,006	1,937
SAP INDIA PRIVATE LIMITED, Bangalore, India	100.0	203,426	13,466	117,805	1,202
SAP Asia Pte Limited, Singapore	100.0	163,169	-445	3,667	677
SAP Labs India Private Limited, Bangalore, India	100.0	119,778	2,506	16,950	4,082
SAP Korea Limited, Seoul, South Korea	100.0	79,835	3,210	16,613	229
SAP MALAYSIA SDN BHD, Kuala Lumpur, Malaysia	100.0	49,708	5,589	17,243	143
SAP TAIWAN CO., LTD., Taipei, Taiwan	100.0	34,907	3,837	10,160	70
Consolidated Financial Statements IFRS      213

as of December 31, 2008

			Net		Number of
		Sales	Income /		Employees
		Revenue	Loss (–) for	Equity as of	as of
	Ownership	in 20081)	20081)	12/31/20081)	12/31/20082)
Name and Location of Company	%	€ (000)	€ (000)	€ (000)
SAP New Zealand Limited, Auckland, New Zealand	100.0	27,090	3,204	14,429	44
SAP HONG KONG CO. LIMITED, Hong Kong, China	100.0	26,942	1,495	8,993	85
Business Objects Australia Pty Limited, Sydney, Australia3)	100.0	25,621	-3,690	1,842	95
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand	100.0	22,833	2,282	24,455	46
Business Objects Japan K.K., Tokyo, Japan3)	100.0	21,298	-617	4,163	94
Business Objects Software India Private Limted, Bangalore, India3)	99.0	16,734	-405	2,232	345
PT SAP Indonesia, Jakarta, Indonesia	100.0	15,881	6,074	10,835	51
SAP PHILIPPINES, INC., Makati, Philippines	100.0	12,680	1,798	8,629	39
Business Objects Software (Shanghai) Co., Ltd., Shanghai, China3)	100.0	10,451	-994	-617	232
SAP R&D Center Korea, Inc., Seoul, South Korea4) 8)	100.0	4,528	713	12,294	63
TomorrowNow Singapore Pte Limited, Singapore4)	100.0	1,476	1,891	188	0
TomorrowNow Australia Pty Limited, Sydney, Australia	100.0	1,396	204	24	0
SAP INDIA (HOLDING) PTE LTD, Singapore	100.0	0	-6	259	0
SAPMarkets Asia Pacific Solutions Pte Limited, Singapore	100.0	0	438	-23	0
Crystal Decisions (Hong Kong) Limited, Hong Kong, China3)	100.0	0	0	210	0
Edgewing Australia Pty Limited, Sydney, Australia3)	100.0	0	494	14	0
Business Objects Asia Pacific Pte Limited, Singapore3)	100.0	0	247	33,750	0
Business Objects Korea Limited, Seoul, South Korea3)	100.0	0	0	153	0
Business Objects Greater China Limited, Hong Kong, China3)	100.0	0	4	306	0
Business Objects Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia3)	100.0	0	-36	376	0

II. Equity Method Investments
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil4)	17.00	10,178	1,167	9,706	0
ArisGlobal Holdings, LLC, Stamford, Connecticut, USA4)	16.00	30,039	1,784	1,437	629
Greater Pacific Capital (Cayman), L.P., Grand Cayman, Cayman Islands	5.35	—	-6,105	129,622	0

1)	These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2008, including managing directors.

3)	Consolidated for the first time in 2008.

4)	Represents a wholly or majority owned entity of a subsidiary.

5)	A portion of SAPs external hosting revenue is not included here but in the revenue figures of the subsidiaries that sell the services to the customers.

6)	Company with profit and loss transfer agreement.

7)	The remaining shares are held by a trustee.

8)	Restructured and/or renamed in 2008.

9)	Company with profit and loss transfer agreement: Statement before the posting of profit/loss transfer for previous year.
214      SAP Annual Report 2008

as of December 31, 2008

Name and Location of Company
III. Other Investments (ownership 5 or more percent)
ABACO Mobile, Inc., Alpharetta, Georgia, USA
Apriso Corporation, Long Beach, California, USA
Avokia, Inc., Toronto, Canada
Connectiva Systems, Inc., New York, USA
Crossgate AG, Starnberg, Germany
Dacos Software GmbH, Saarbrücken, Germany
Datria Systems, Inc., Greenwood Village, Colorado, USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany
Human Resource Management & Consulting Co., Ltd.,Tokyo, Japan
Ignite Technologies, Inc., Frisco, Texas, USA
InnovationLab GmbH, Heidelberg, Germany
iTAC Software AG, Dernbach, Germany
iYogi Holdings Pvt. Ltd., Port Louis, Mauritius
Metallect Corp., Plano, Texas, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Munich, Germany
Onventis GmbH, Stuttgart, Germany
Orbian Corporation Limited, Hamilton, Bermuda, USA
Particle Computer GmbH i.L., Karlsruhe, Germany
Post for Systems, Cairo, Egypt
Powersim Corporation, Herndon, Virginia, USA
Questra Corporation, Redwood City, California, USA
Qumu, Inc., Emeryville, California, USA
Realize Corporation, Kotoku, Tokyo, Japan
Retail Solutions, Inc., Sunnyvale, California, USA
Reva Systems Corporation, Chelmsford, Massachusetts, USA
Selero, Inc., Denver, Colorado, USA
SocialText, Inc., Palo Alto, California, USA
SupplyOn AG, Hallbergmoos, Germany
Venture-Capital Beteiligung GbR mbH (in Liquidation), Stuttgart, Germany
VoiceObjects Inc., San Mateo, California, USA
Zend Technologies Ltd., Ramat Gan, Israel
Consolidated Financial Statements IFRS      215

Walldorf, March 10, 2009
SAP AG
Walldorf, Baden
The Executive Board

/s/ Léo Apotheker Léo Apotheker

/s/ Werner Brandt Werner Brandt	/s/ Henning Kagermann Henning Kagermann

/s/ Jim Hagemann Snabe Jim Hagemann Snabe	/s/ Erwin Gunst Erwin Gunst

/s/ Bill McDermott Bill McDermott	/s/ Claus Heinrich Claus Heinrich

/s/ John Schwarz John Schwarz	/s/ Gerhard Oswald Gerhard Oswald
216      SAP Annual Report 2008

Consolidated Financial Statements U.S. GAAP
SHORT VERSION
Consolidated Statements of Income
for the years ended December 31,

€ millions, unless otherwise stated	2008	2007	2006
Software revenue	3,606	3,407	3,003
Support revenue	4,593	3,838	3,464
Subscription and other software-related service revenue	258	182	129
Software and software-related service revenue	8,457	7,427	6,596
Consulting revenue	2,498	2,221	2,249
Training revenue	434	410	383
Other service revenue	107	113	96
Professional services and other service revenue	3,039	2,744	2,728
Other revenue	69	71	69
Total revenue	11,565	10,242	9,393
Cost of software and software-related services	-1,646	-1,310	-1,091
Cost of professional services and other services	-2,296	-2,091	-2,073
Research and development	-1,631	-1,458	-1,335
Sales and marketing	-2,540	-2,162	-1,908
General and administration	-623	-506	-464
Other operating income/expense, net	11	17	56
Total operating expenses	-8,725	-7,510	-6,815
Operating income	2,840	2,732	2,578

Other non-operating income/expense, net	-25	1	-12
Financial income/expense, net	-62	124	122
Income from continuing operations before income taxes	2,753	2,857	2,688
Income taxes	-825	-921	-805
Minority interests	-1	-2	-2
Income from continuing operations	1,927	1,934	1,881
Loss from discontinued operations, net of tax	-59	-15	-10

Net income	1,868	1,919	1,871

Earnings per share from continuing operations – basic in €	1.62	1.60	1.53
Earnings per share from continuing operations – diluted in €	1.62	1.60	1.53

Earnings per share from net income – basic in €	1.57	1.59	1.53
Earnings per share from net income – diluted in €	1.57	1.59	1.52
Consolidated Financial Statements U.S. GAAP      217

Consolidated Balance Sheets
as at December 31,
Assets

€ millions	2008	2007
Cash and cash equivalents	1,277	1,608
Restricted cash	3	550
Short-term investments	382	598
Accounts receivable, net	3,128	2,895
Other assets	705	541
Deferred income taxes	203	125
Prepaid expenses/deferred charges	84	76
Assets held for sale	0	15
Current assets	5,782	6,408

Goodwill	5,009	1,423
Intangible assets, net	1,127	403
Property, plant and equipment	1,405	1,316
Investments	95	89
Accounts receivable, net	2	3
Other assets	566	555
Deferred income taxes	187	146
Prepaid expenses/deferred charges	24	23
Noncurrent assets	8,415	3,958
Total assets	14,197	10,366
218      SAP Annual Report 2008

Liabilities, Minority Interests and Shareholders’ Equity

€ millions	2008	2007
Accounts payable	538	715
Income tax obligations	363	341
Financial liabilities	2,574	82
Other liabilities	1,486	1,374
Provisions	214	154
Deferred income taxes	48	47
Deferred income	611	477
Liabilities held for sale	0	9
Current liabilities	5,834	3,199

Accounts payable	5	10
Income tax obligations	278	90
Financial liabilities	36	6
Other liabilities	94	73
Provisions	497	369
Deferred income taxes	157	73
Deferred income	61	42
Noncurrent liabilities	1,128	663
Total liabilities	6,962	3,862
Minority interests	2	1

Common stock, no par values	1,226	1,246
Authorized – Not issued or outstanding: 480 million at December 31, 2008 and December 31, 2007 Authorized – Issued and outstanding: 1,226 million and 1,246 million shares at December 31, 2008 and December 31, 2007

Treasury stock	-1,362	-1,734
Additional paid-in capital	320	347
Retained earnings	7,709	7,159
Accumulated other comprehensive loss	-660	-515
Shareholders’ equity	7,233	6,503
Total liabilities and shareholders’ equity	14,197	10,366
Consolidated Financial Statements U.S. GAAP      219

Financial Statements of SAP AG (HGB)
SHORT VERSION
Income Statement
for the years ended December 31,

€(000)	2008	2007
Total revenue	5,064,808	4,693,983
Other operating income	524,549	368,925
Cost of services and materials	-1,603,225	-1,631,703
Personnel expenses	-1,004,388	-927,037
Depreciation and amortization	-206,937	-165,989
Other operating expenses	-1,933,172	-1,316,041
Finance income	1,299,899	745,964
Income from ordinary activities	2,141,534	1,768,102
Income taxes	-366,457	-492,530
Net income	1,775,077	1,275,572
220      SAP Annual Report 2008

Balance Sheet
as at December 31,

€(000)	2008	2007
Intangible assets	414,285	445,207
Property, plant and equipment	796,117	816,091
Financial assets	7,342,270	2,467,938
Fixed assets	8,552,672	3,729,236
Inventories	3,758	3,451
Accounts receivable	2,343,241	2,247,618
Marketable securities	1,249,986	1,938,319
Liquid assets	261,760	755,532
Short-term assets	3,858,745	4,944,920
Deferred taxes	64,480	20,793
Prepaid expenses and deferred charges	44,714	47,134
Total assets	12,520,611	8,742,083

Shareholders`equity	5,658,304	5,198,139
Reserves and accrued liabilities	933,209	783,534
Other liabilities	5,923,311	2,757,417
Deferred Income	5,787	2,993
Total liabilities and shareholders’ equity	12,520,611	8,742,083
The complete financial statements and unqualified auditor’s report for SAP AG are filed with the operator of the electronic version of the Bundesanzeiger (German Federal Gazette), which publishes them and forwards them to the Unternehmensregister (German Companies Register). They can be obtained from SAP AG on request.
Financial Statements of SAP AG (HGB)      221

With annual revenues at around 27.9 Billion RMB (€3.1 billion) and an annual growth rate of 40%, Wumart is one of the largest chain stores in China. In order to keep up with its fast growth spurt, in 2007, Wumart’s Management Team decided to focus on improving operational effectiveness by simplifying the organization’s store sales model and optimizing various systems including demand forecasting, specialized procurement, assortment and space management and the demand-driven internal supply chain. With acquisition being a key component of Wumart’s business model, the organization also wanted a solution that would integrate the business and IT systems of acquired enterprises seamlessly.
Wumart looked to SAP for help. Despite the complexity of creating a scalable system for such a huge, fast-growing organization, SAP deployed a combination of standardized processes and software and comprehensive support to bring about the project’s success. SAP’s solution comprised of both software and consulting services to improve efficiency, streamline processes and implement cost savings. SAP consultants from more than 13 countries shared core retail best practices with Wumart’s Management. SAP helped Wu-mart to implement SAP ECC 6.0, thus simplifying the company’s IT landscape.
The new system replaced several legacy systems and reduced maintenance costs. The successful rollout of WINBOX@SAP helped the marketing, purchasing, logistics, and operations departments improve their performance, leading to a 30 % EBIT increase. As a result of the ERP system’s heightened efficiency, employee productivity increased. In addition, the centralized ERP system produces cleaner business data and supports multiple formats as well as the seamless integration of financial and business data.
Wumart will rollout the SAP ERP solution throughout its store network and is considering implementing SAP Financial Asset Management in order to obtain real-time, transparent data and thereby make faster, better-informed business decisions.
“Choosing SAP was one of our wisest decisions,” says Yu Jianbo, Vice President of Wumart. “SAP is a dependable partner delivering consistently high-quality service to its customers.”
222      Innovation starts with an Idea.

Five-Year Summary1)
SAP Group

€ millions, unless otherwise stated	2004	2005	2006	2007	2008
Revenue and income
Software revenue	2,361	2,743	3,003	3,407	3,606
thereof EMEA	1,292	1,368	1,492	1,697	1,844
thereof Americas	780	1,024	1,133	1,228	1,184
thereof Asia Pacific Japan	289	3,351	378	482	578
Software and software-related service revenue	5,184	5,955	6,605	7,441	8,466
Total revenue	7,514	8,509	9,402	10,256	11,575
as a percentage of product revenue	69%	70%	70%	73%	73%
Operating Income	2,018	2,337	2,503	2,698	2,701
Operating margin in %	27%	27%	27%	26%	23%
Stock-based compensation charges	38	45	129	106	63
Acquisition-related charges2)	30	34	43	61	297
Interest income, net	56	90	120	135	-51
Financial income, net	41	10	122	124	-50
Income before income taxes	2,073	2,323	2,614	2,824	2,624
Profit sales ratio (income before income taxes as a percentage of total revenue)	28%	27%	28%	28%	23%
Return on equity (net income as a percentage of average equity)	32%	29%	31%	30%	27%
Income taxes	-757	-818	-778	-916	-776
Net income/profit after taxes	1,311	1,496	1,836	1,908	1,848

Liquidity and cash flow
Net cash provided by operating activities	1,845	1,612	1,847	1,932	2,158
Net cash used in investing activities	-748	-574	-134	-1,391	-3,769
Net cash used in/provided by financing activities	-388	-555	-1,375	-1,287	1,281
Cash and cash equivalents	1,506	2,064	2,399	1,608	1,277
Restricted cash	n/a	n/a	n/a	550	3
Short-term investments	n/a	1,782	483	498	382
Group liquidity (cash and cash equivalents/short-term investments); 2002-2004: Liquid assets	3,197	3,846	2,882	2,656	1,662
Days’ sales outstanding (DSO)	71	68	68	66	71
SAP Annual Report 2008     223

SAP Group

€ millions, unless otherwise stated	2004	2005	2006	2007	2008
Assets and equity
Accounts receivable	1,929	2,250	2,440	2,895	3,128
Current assets	4,850	6,520	5,769	6,184	5,571
Long-term assets	2,735	2,520	3,563	3,977	8,329
Current liabilities (including deferred income)	2,592	2,743	2,762	3,184	5,812
Long-term liabilities (including deferred income and minority interest)	399	515	447	499	905
Shareholders’ equity (including temporary equity)	4,594	5,782	6,123	6,478	7,183
Total assets	7,585	9,040	9,332	10,161	13,900
Equity ratio (equity as a percentage of the total assets)	61%	64%	66%	64%	52%
Debt-equity ratio (liabilities as a percentage of total assets)	39%	36%	34%	36%	48%
Purchase of intangible assets, property, plant, and equipment (including acquisitions)	338	504	902	1,097	4,898
Depreciation and amortization	210	204	214	260	539
Depreciation and amortization as a percentage of purchase	62%	40%	24%	24%	11%

Employees3) and personnel expenses
Number of employees, year-end	32,205	35,873	39,355	44,023	51,544
Number of employees, annual average	31,224	34,550	38,053	42,302	51,638
Personnel expenses	2,968	3,365	3,882	4,191	4,894
Personnel expenses – excluding stock-based compensation	2,930	3,320	3,753	4,085	4,831
Personnel expenses per employee – excluding stock-based compensation in €(000)	94	96	99	97	94

Research and development expenses
Research and development expenses	908	1,089	1,344	1,461	1,627
as a percentage of total revenue	12%	13%	14%	14%	14%
Number of employees in R&D, year-end3)	9,882	10,215	11,801	12,951	15,547

Financial performance measures
Shares outstanding as of year-end in million4)	1,264	1,266	1,268	1,246	1,226
Weighted average shares – basic in million4)	1,243	1,239	1,226	1,207	1,190
Earnings per share in € 4)	1.05	1.21	1.50	1.58	1.55
Weighted average shares – diluted in million € 4)	1,249	1,243	1,231	1,210	1,191
Earnings per share – diluted in € 4)	1.05	1.21	1.49	1.58	1.55
Dividend per common share in € 4). 5)	0.28	0.36	0.46	0.50	0.50
Dividend distributions5)	340	447	556	594	594
Dividend distributions as a percentage of net income5)	26%	30%	30%	31%	32%
Stock prices at year-end – common share in € 4)	32.85	38.29	40.26	35.53	25.24
Stock prices – common share – peak in € 4)	35.68	39.11	46.86	42.27	39.93
Stock prices – common share – lowest in € 4)	29.03	27.66	34.56	33.37	23.45
Market capitalization in €billions	41.5	48.5	51.0	44.3	30.9
Return on SAP common shares 1 year investment period in %6)	-1.32	17.75	6.00	-10.60	-27.90
Return on SAP common shares 5 years investment period in %6)	-3.80	4.96	2.60	14.50	-4.40
Return on SAP common shares 10 years investment period in %6)	22.88	15.60	16.90	5.20	-1.10
Cash earnings according to DVFA/SG2)	1,606	1,753	2,104	2,162	2,413

1)	Amounts for 2008. 2007 and 2006 according to IFRS; amounts for 2005 and 2004 according to U.S. GAAP. unless otherwise stated

2)	Amounts for 2008 and 2007 according to IFRS; amounts for 2006. 2005 and 2004 according to U.S. GAAP. unless otherwise stated

3)	Based on full-time equivalents .

4)	All amounts shown reflect the issuance of bonus shares at a 1-to-3 ratio under the capital increase in 2006. Prior period amounts have been adjusted accordingly.

5)	For the year 2008 proposed dividend and based on 2008 closing level of Treasury stock

6)	Assuming all dividends are reinvested (no tax credit)
224     Five-Year Summary

Glossary
A
ABAP
SAP programming language.
application
Software unit supporting a specific collection of business processes required to address defined business needs.
add-on release
SAP application release that is technically dependent on and can be installed only on top of another SAP application.
Alloy
Software that was jointly developed by IBM and SAP; enables access to SAP applications and information through Lotus Notes. Previously known as project code-named “Atlantic.”
B
business intelligence
See SAP NetWeaver Business Warehouse;
SAP BusinessObjects Business Intelligence solutions.
business process
Set of logically related tasks performed to achieve a defined business outcome.
business process platform
Prerequisite for the controlled and cost-effective deployment of service-oriented architecture (SOA). It provides an extensible repository of enterprise-services definitions, application logic that implements those services in a robust and reusable fashion, and a technology platform to inte- grate, compose, and deploy enterprise services to enable flexible business processes. A business process platform allows organizations to respond rapidly to change and drive business process innovation.
business scenario
Series of different individual business processes that are linked sequentially and logically.
business user
Business users are employees who spend significant time finding and sharing information, collaborating with others, coordinating projects, devising strategy or operational tactics, and coming up with new ideas based on information gathered from multiple sources. Business users are also called knowledge workers or information workers. They often make decisions that have significant business impact and often manage relationships with customers or business partners.
C
content shipment
Complementing software for SAP applications that supports the customers’ integration, implementation, and configuration activities.
customer-specific maintenance
Maintenance phase after mainstream and extended maintenance have expired, with slightly reduced scope of support.
core applications
Set of SAP applications that include SAP ERP, SAP Customer Relationship Management, SAP Product Lifecycle Management, SAP Supply Chain Management, and SAP Supplier Relationship Management.
Crystal Reports
Software in the SAP BusinessObjects portfolio that enables businesses to design interactive reports and connect them to virtually any data source.
D
default release
Most recent release of an SAP application once it enters the unrestricted shipment phase, which begins on the default release date.
Duet
Software that resulted from collaboration between SAP and Microsoft. Business users can use to access SAP software and data using the familiar Microsoft office environment.
E
enhancement package
Optional package that allows customers to take advantage of ongoing business innovation while keeping their core systems stable.
enterprise service
Web service co-defined by SAP and SAP partners. By using enterprise services organizations can compose or integrate applications to enable new business processes and business scenarios.
SAP Annual Report 2008     225

enterprise service-oriented architecture (Enterprise SOA)
See service-oriented architecture (SOA).
enterprise services bundle
Collection of enterprise services delivered as a discrete bundle that can be used to extend the functionality of SAP ERP or other core applications.
Enterprise Services Repository (ES Repository)
Repository that contains enterprise services that can be accessed and used repeatedly to support business processes.
extended maintenance
Optional maintenance phase after mainstream maintenance has expired, with similar scope of support as mainstream maintenance.
F
5–1–2 maintenance strategy
SAP maintenance strategy that provides five years of mainstream maintenance, one year of extended maintenance at an additional fee, and two years of extended maintenance at an additional fee. Restrictions for certain applications apply.
feature package
Software package for SAP Business ByDesign that allows customers to take advantage of ongoing business innovation while keeping their core systems stable.
I
industry application
Software unit supporting a specific collection of business processes required to address the needs of a specific industry.
integration
Interoperability of a defined set of SAP releases within a customer’s system landscape.
L
legal change
Correction or adjustment to SAP software to ensure that an SAP release continues to support legal and regulatory compliance.
M
mainstream maintenance
First maintenance phase, which includes full scope of support. It is followed by an extended or customer-specific maintenance phase.
maintenance
Software support offering that comprises support for legal changes, corrections delivered through the SAP Notes tool, support packages, problem support, and access to information and online service channels.
O
Open Source
Software based on the concept of software developers coming together to build a virtual community and solving a common problem by developing working software. Successful development projects under the Open Source model include Linux – a free operating system supported by SAP.
P
patch support
Product support phase during which SAP provides fixes to customers. Adopted from the BusinessObjects support policy.
priority-one support
An additional optional maintenance phase offered after the mainstream maintenance phase expires for specific releases of SAP BusinessObjects solutions.
R
release
SAP software that has a version number, is shipped at a particular time, and has defined maintenance phases.
release-to-customer date
Date that marks the initial availability of a release to customers and the beginning of the restricted shipment phase.
restricted shipment phase
First phase of a release delivery, which is rolled out within the framework of the SAP Ramp-Up program. The program determines how many customers receive the release and increases distribution in a controlled way. This phase is followed by the unrestricted shipment phase.
226     Glossary

S
SAP Advanced Planning & Optimization (SAP APO)
Component of the SAP Supply Chain Management application that supports dynamic supply chain management. It includes applications for detailed planning, optimization, and scheduling, and allows the supply chain to be accurately and globally monitored beyond enterprise boundaries.
SAP Auto-ID Infrastructure
Offering that is part of SAP solutions for auto-ID and item serialization that gives enterprises the capabilities to integrate all automated communication and sensing devices.
SAP Best Practices
Packages that provide proven methods and tools for organizations to implement best business practices in key functional areas and a range of industries using SAP software.
The packages deliver methodology, documentation, and preconfiguration that enable rapid, reliable deployment with quick return on investment.
SAP Business All-in-One
Solutions for small business and midsize companies.
▪	SAP Business All-in-One solutions are developed and sold by SAP, and deployed and supported by either SAP or an experienced partner.

▪	Qualified SAP Business All-in-One partner solutions are developed, offered, deployed, and supported by SAP partners.
SAP Business ByDesign
SAP solution for small businesses and midsize companies.
SAP BusinessObjects BI Edge
Software for small businesses and midsize companies that address business intelligence requirements – from flexible ad hoc reporting and analysis, to dashboards and visualization, to powerful data integration and quality as well as pre-packaged data mart solutions.
SAP BusinessObjects Enterprise
Business intelligence (BI) software that provides a flexible and scalable information infrastructure that makes it easy to discover and share insight for optimal decision making.
SAP BusinessObjects Business Intelligence solutions (SAP BusinessObjects BI solutions)
Category of SAP BusinessObjects solutions that provide comprehensive business intelligence functionality to empower users to make effective, informed decisions based on solid data and analysis. Users throughout the enterprise can access, format, analyze, navigate, and share information across the organization.
SAP BusinessObjects Enterprise Performance Management solutions (SAP BusinessObjects EPM solutions)
Category of SAP BusinessObjects solutions that link together processes and data to provide a common view of a business. SAP BusinessObjects EPM solutions offer comprehensive functionality for strategy management; business planning and consolidation; financial consolidation; financial information management; intercompany reconciliation; profitability and cost management; and spend analytics.
SAP BusinessObjects Governance, Risk, and Compliance solutions (SAP BusinessObjects GRC solutions)
Category of SAP BusinessObjects solutions that promote corporate accountability by unifying corporate strategy, control initiatives, opportunity discovery, and loss mitigation across the extended enterprise. SAP BusinessObjects GRC solutions also enable risk management and regulatory and policy compliance across industries.
SAP BusinessObjects Global Trade Services
Application that connects customers’ logistics systems with foreign trade-relevant processes or services, regardless of location. Previously called SAP GRC Global Trade Services.
SAP BusinessObjects Information Management solutions (SAP BusinessObjects IM solutions)
Category of SAP BusinessObjects solutions that provide comprehensive information management functionality that can help businesses deliver integrated, accurate, and timely data – both structured and unstructured – across the enterprise. SAP BusinessObjects IM solutions enable data integration, data quality management, data services, master data management, and metadata management.
SAP Business One
Solution for small businesses and midsize companies.
SAP Business Suite
Family of integrated core applications, industry applications, and supplementary applications based on the SAP NetWeaver technology platform.
SAP Business Workflow
Tool designed to enhance business processes through integrated, multifunctional business processes.
SAP Annual Report 2008     227

SAP Composite Application Framework (SAP CAF)
Framework on which composite applications can be built. It contains the tools, methodologies, rules, and patterns that allow SAP and its partners to develop composite applications efficiently while leveraging all integration layers.
SAP Customer Relationship Management (SAP CRM)
Application focuses primarily on the value relationship between an enterprise and the enterprise’s business and customers. SAP CRM provides features and functions that are needed for marketing planning, sales, order transaction, and customer service.
SAP EarlyWatch Alert
Proactive service from SAP that can be accessed from the SAP Solution Manager application management solution or other SAP software.
SAP EarlyWatch Check
Service that uses a remote connection to analyze a customer’s operating systems, databases, and SAP applications to identify possible areas for performance optimization and thus contribute to reducing total cost of ownership.
SAP Enterprise Support
Support for integrated and standardized end-to-end solution operations and hence enables accelerated innovation while reducing costs and risks. The key focus of SAP Enterprise Support is the holistic application and life-cycle management of a customer’s landscape and applications using the Run SAP methodology, while providing mission-critical support and access to SAP’s global support backbone.
SAP ERP
Comprehensive enterprise resource planning application for managing financials, human resources, logistics processes, and corporate service, as well as for controlling administrative and operational business processes.
SAP ERP Corporate Services
Application that helps businesses manage and control resource-intensive corporate functions. The application offers support for the critical areas of travel management, real-estate management, environment, health, and safety, and incentive and commission management, and thus helps lower costs and ensure strict adherence with regulations and corporate guidelines.
SAP ERP Financials
Application for finance and accounting that delivers tools enabling finance and payment processes to be performed, administered, and analyzed efficiently.
SAP ERP Human Capital Management (SAP ERP HCM)
Application that helps enterprises maximize the value of its employees and align employee skills, activities, and incentives with business objectives and strategies. SAP ERP HCM also provides the tools to manage, measure, and reward individual and team contributions.
SAP ERP Operations
Application that covers all logistic operations of a company and provides a foundation to expand business processes across company boundaries. The solution facilitates the development and introduction of new products and supports the entire product life cycle.
SAP Event Management
Application that tracks and controls business processes along the entire supply chain – by integrating supply chain planning, supply chain execution, customer relationship management, and product life-cycle management in both SAP and non-SAP applications.
SAP Financial Supply Chain Management (SAP FSCM)
Application available in SAP ERP Financials, enabling integrated financial management within the enterprise and its business networks.
SAP for Aerospace & Defense (SAP for A&D)
Solution portfolio specifically designed to meet the needs of aerospace and defense industry. It offers capabilities for maintenance, repair and overhaul, airline operations, defense, manufacturing, contract and program management, and business acquisitions.
SAP for Automotive
Solution portfolio designed to meet the specific needs of the automotive industry. Its capabilities help link complex business processes into a logical flow, maximizing efficiency and profitability and satisfying customers’ expectations.
SAP for Banking
Solution portfolio that enables banks to obtain all customer information at a glance and offers a full complement of high-performance capabilities for strategic planning, financial accounting, costing, and enterprise wide control.
SAP for Chemicals
Solution portfolio that delivers the specific processes and tools that chemical companies require. Industry-specific capabilities include recipe management, batch management, and version control.
228     Glossary

SAP for Consumer Products
Solution portfolio that supports the integration of every step of consumer product value chain – from suppliers to consumers. Key capabilities include mobile sales, internet sales, trade promotion management, and category management.
SAP for Defense & Security
Solution portfolio that meets the needs of the defense and security sector. Key industry-specific capabilities include acquisition and materials management, force planning, maintenance, repair, and overhaul (MRO), personnel and organization, infrastructure management, planning and support for deployed operations, in-service support, and line maintenance.
SAP for Engineering, Construction & Operations (SAP for EC&O)
Solution portfolio designed to meet the specific requirements of project-oriented enterprises and offers capabilities for industrial plant construction, construction of commercial and private buildings, as well as shipbuilding.
SAP for Healthcare
Solution portfolio for hospitals and clinics to manage a variety of required administrative and clinical processes.
SAP for High Tech
Solution portfolio that meets the demands of high-tech industries, including RosettaNet support.
SAP for Industrial Machinery & Components (SAP for IM&C)
Solution portfolio that coordinates the entire scope of business activities (estimating, order entry, project management, production planning) for the industrial sector and lends support areas ranging from maintenance and services to billing and profitability analysis.
SAP for Insurance
Solution portfolio that integrates steps in the insurance business process, including capabilities for customer contact, policy and product management, collections and disbursement, as well as claims management.
SAP for Life Sciences
Solution portfolio that meets the requirements of pharmaceutical, biotechnology, and diagnostics companies, as well as manufacturers of medical devices and products.
SAP for Media
Solution portfolio that supports processes specific to the media industry with capabilities that include sales and distribution, advertising management, product development, and intellectual property management.
SAP for Mill Products
Solution portfolio for manufacturers of building materials, paper and timber industry, and metal and primary metal production, as well as textiles and furniture manufacturers.
SAP for Oil & Gas (SAP for O&G)
Solution portfolio that meets the demands of oil and gas companies of all sizes.
SAP for Professional Services
Solution portfolio that delivers integrated tools, best practices, and automated processes designed specifically for the demands of the professional services industry, including management consultancies as well as accounting and legal firms.
SAP for Public Sector
Solution portfolio for public administration, providing an electronic framework that makes it possible to communicate online through various applications for the public, government authorities, and related entities.
SAP for Retail
Solution portfolio that offers multichannel applications designed specifically to provide the best retail services to a large customer base.
SAP for Telecommunications
Solution portfolio that provides telecommunications enterprises of all types and sizes a range of industry-specific capabilities, including support for convergent invoicing and contract accounting.
SAP for Travel & Logistics Services
Solution portfolio that covers the unique business needs of postal services, railways, airlines, and toll collection companies, as well as logistics service providers, to optimize supply chain and planning.
SAP for Utilities
Solution portfolio for all supply and energy industries, with capabilities ranging from call centers and Internet communications to consumption billing. The SAP Energy Data Management application is also available.
SAP Annual Report 2008     229

SAP for Wholesale Distribution
Solution portfolio that addresses the needs of midsize and large wholesale distribution businesses in a wide range of segments. Industry-specific capabilities support new business models and strategies that meet the needs of an important supply sector.
SAP GoingLive Check
Service that analyzes core business processes and ensures a successful productive startup and stable operation using the parameters specified by the customer.
SAP Managed Services
Organization and offerings that enable SAP customers to access SAP applications and provides the infrastructure required. In this way, solutions are ready to use, and can be adapted to customers’ growing requirements.
SAP Manufacturing
Solution based on the SAP NetWeaver technology platform for managing manufacturing operations with embedded lean manufacturing and Six Sigma principles.
SAP MaxAttention
Support option
SAP NetWeaver
Technology platform that integrates information and business processes across technologies and organizations. SAP NetWeaver embraces Internet standards such as HTTP, XML, and Web services, and is the foundation of the SAP Business Suite family of applications.
SAP NetWeaver Application Server (SAP NetWeaver AS)
Component that provides customers with support for platform-independent Web services, business applications, and standards-based developments based upon key technologies such as J2EE and ABAP. Formerly called SAP Web Application Server.
SAP NetWeaver Business Warehouse (SAP NetWeaver BW)
A component of the SAP NetWeaver technology platform that provides a complete view of a company – and the tools needed to make the right decisions, optimize processes, and measure strategic success (such as business-critical factors and benchmarks). Previously called SAP NetWeaver Business Intelligence.
SAP NetWeaver Business Warehouse Accelerator (SAP NetWeaver BW Accelerator)
Software based on compressions, parallel in-memory processing, and search technologies that improves the performance of queries, reduces administration tasks, and shortens batch processes. Previously called SAP NetWeaver Business Intelligence Accelerator.
SAP NetWeaver Master Data Management (SAP NetWeaver MDM)
A component of the SAP NetWeaver technology platform that creates the preconditions for enterprise services and business process management. The capabilities represent customers, products, employees, vendors, and user-defined data objects in unified form. With SAP NetWeaver MDM, customers can manage master data and supplemental content, such as texts, PDF documents, high-resolution images, or diagrams in a central business information warehouse.
SAP NetWeaver Mobile
Component of the SAP NetWeaver technology platform that provides a platform-independent runtime environment for mobile solutions that employees can use to access enterprise data at any time and from any location, both online and offline.
SAP NetWeaver Portal
Component of the SAP NetWeaver technology platform that offers a complete portal infrastructure and high-performance functions for knowledge management and collaboration between enterprises.
SAP NetWeaver Process Integration (SAP NetWeaver PI)
A component of the SAP NetWeaver technology platform that includes capabilities previously covered by SAP NetWeaver Exchange Infrastructure to realize cross-system business processes. SAP NetWeaver PI enables different versions of SAP and non-SAP systems from different vendors running on different platforms to communicate with each other.
SAP Product Lifecycle Management (SAP PLM)
Application that integrates all of the parties involved in the development of a product: product developers, suppliers, manufacturers, users, and customers. SAP PLM provides a complete overview – from product idea, draft, and design through preparatory production processes and changes to maintenance.
SAP Ramp-Up
Program SAP uses to introduce new application releases on the market to selected customers during the restricted shipment phase.
230     Glossary

SAP R/2
Business software for mainframe computers that SAP launched in 1979. Precursor to SAP R/3.
SAP R/3
Precursor software to SAP ERP launched in 1992, with enterprise software components for human resources, logistics, financials, sales, and distribution, among others.
SAP Safeguarding
Combination of expert services that aim to reduce the technical risk and cost in implementation and upgrade projects and during the customer’s operation phase. These expert services – which technical SAP experts can deliver either remotely or on-site – are bundled in one premium engagement.
SAP Service Marketplace
Extranet platform that offers capabilities for collaboration between SAP, customers, and partners. The extranet provides central access and guided navigation to SAP’s complete portfolio of service offerings.
SAP Solution Manager
Application management solution that helps ensure customers have the services, support, expertise, and infrastructure they need to make SAP applications perform reliably at lowest cost of ownership.
SAP Strategic Enterprise Management (SAP SEM)
Application that provides tools and processes that managers and executives can use to introduce enterprise-wide management practices along a value chain. SAP SEM provides an integrated, real-time overview of the performance of a company – over and beyond its organizational structures.
SAP Supplier Relationship Management (SAP SRM)
Application that enhances and improves e-procurement processes, helps evaluate procurement strategies, and allows vendors to be connected and integrated in the procurement process.
SAP Supply Chain Management (SAP SCM)
Application for logistics with added value that covers all supply chain processes, from planning to supply chain networking.
7–2 maintenance strategy
SAP maintenance strategy that provides seven years of mainstream maintenance and two years of extended maintenance at an additional fee. Restrictions for certain applications apply.
service-oriented architecture (SOA)
Business-driven software architecture that increases the adaptability, flexibility, openness, and cost-efficiency of IT operations. Using SOA, organizations can compose applications; enable support for business processes rapidly using enterprise services, and increase software reuse to become more agile in responding to change.
service pack
A bundle of software corrections intended for wide distribution that contains fixes for issues of severity one, two, and three. Service packs also contain platform updates and are released on a predefined schedule.
stand-alone release
SAP application release that can be deployed independently of other application releases.
support package
Bundle of software corrections available as a support package for the ABAP programming language or a Java support package.
support release
Release offered after the beginning of the unrestricted shipment phase if required and which contains a collection of all previously available support packages.
switch framework
SAP technology to activate industry business function sets and generic business functions within SAP ERP.
T
technology update
Update to SAP software to support new or changed technologies, for example to enable compatibility with new database versions, operating system versions, or browser versions, or to integrate the release in new releases of other applications to support new scenarios.
U
unrestricted shipment phase
Second phase of release delivery during which all customers can obtain the release. The phase follows the restricted shipment phase.
upgrade
Replacement of an existing application component with a newer component of that same application.
SAP Annual Report 2008     231

Addresses	For More Information About the Matters Discussed in This Annual Report, Please Contact:

Group Headquarters	Investor Relations
Europe and Asia:
SAP AG	Tel. +49 6227 74 15 51
Dietmar-Hopp-Allee 16	Fax +49 6227 74 08 05
69190 Walldorf	E-Mail investor@sap.com
Germany	Internet www.sap.de/investor

Tel. +49 6227 74 74 74	Americas:
Fax +49 6227 75 75 75	Tel. +1 877 727 78 62
E-Mail info@sap.com	Fax +1 212 653 96 02
Internet www.sap.com	E-Mail investor@sap.com
Internet www.sap.com/investor

The addresses of all our international subsidiaries and sales partners are on the Internet at
www.sap.com/contactsap.	Press
Tel. +49 6227 74 63 15
Fax +49 6227 74 63 31
E-Mail press@sap.com
Internet www.sap.de/press
Publications for Shareholders
The following publications are available from SAP Investor Relations:
▪	SAP Group Annual Report (IFRS, in English or German)

▪	Annual Report on Form 20-F (US GAAP, in English)

▪	SAP AG Statutory Financial Statements and Review of Operations (HGB, in German)

▪	SAP Quarterly Reports (in English or German)

▪	SAP INVESTOR magazine (in English or German)
All of these documents, plus financial data spreadsheets and other shareholder services, are also available on the Internet at www.sap.com/investor, or in German at www.sap.de/investor.
The SAP Sustainability Report 2007/2008 is available on the Internet at www.sap.com/about/sustainability.
Full information on the governance of SAP is available at www.sap.com/corpgovernance. Materials include:
▪	SAP’s Articles of Incorporation

▪	German Stock Corporation Act, Section 161, Declaration Concerning SAP AG’s Implementation of the German Corporate Governance Code

▪	SAP’s Principles of Corporate Governance

▪	SAP’s Code of Business Conduct

▪	Information about the management of the company, including the directors on the governing bodies

▪	Details of the directors’ dealings in SAP shares

▪	Shareholder meeting papers and ballot results
232      Addresses/Publications for Shareholders

Publication Details
Publisher
SAP AG
Global Communications
Design and Production
Kuhn, Kammann & Kuhn AG, Cologne, Germany
Photography
Wolfram Scheible, Stuttgart, Germany
Michael Wiegmann, Cologne, Germany
Photography Reference Customers
Channel 4
Evergreen Solar
Svendsen Antriebstechnik
The Coca-Cola Company
Wumart
Printing
ColorDruck GmbH, Leimen, Germany
Copyright
©2009 SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Trademarks
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP Business ByDesign, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.
Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects S.A. in the United States and in other countries. Business Objects is an SAP company.
All other product and service names mentioned are the trademarks of their respective company
SAP Annual Report 2008       233

Financial Calendar
2009
April 29
Preliminary results for the first quarter of 2009
May 19
Annual General Meeting of Shareholders,
Mannheim, Germany
May 20
Dividend payment
July 29
Preliminary results for the second quarter of 2009
October 28
Preliminary results for the third quarter of 2009
2010
January 28
Preliminary results for fiscal year 2009
Press and analyst conference and teleconference
June 8
Annual General Meeting of Shareholders,
Mannheim, Germany
June 9
Dividend payment
234     Financial Calendar

Group Headquarters
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
www.sap.com
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